Form 40-F
period 2020-12-31
Integra Resources Corp.
filed 2021-03-12
CIK 1722387

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020 Commission File Number 001-39372

INTEGRA RESOURCES CORP.

(Exact name of Registrant as specified in its charter)

British Columbia

(Province or other jurisdiction of incorporation or organization)

1040

(Primary Standard Industrial Classification Code Number (if applicable))

98-1431670

(I.R.S. Employer Identification Number (if applicable))

1050-400 Burrard Street

Vancouver, British Columbia, Canada V6C 3A6

(604) 416-0576

(Address and telephone number of Registrant's principal executive offices)

CT Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	ITRG	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Not applicable.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  Not applicable.

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2020:

54,608,177 Common Shares, no par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company  ☒

If an emerging growth company that prepares is financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.              ☐

EXPLANATORY NOTE

Integra Resources Corp. (the "Company" or the "Registrant") is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this "Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report, including any documents incorporated by reference herein, contains "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian and United States securities legislation (collectively, "forward-looking statements").  Forward-looking statements relate, but are not limited, to: timing of completion of a technical report summarizing the results of the updated PEA; the development, operational and economic results of the PEA, including cash flows, capital expenditures, development costs, extraction rates, life of mine cost estimates; timing of completion of an updated Mineral Resource estimate; estimation of Mineral Resources; magnitude or quality of mineral deposits; anticipated advancement of the DeLamar Project mine plan; future operations; future exploration prospects; the completion and timing of future development studies, including a pre-feasibility study; future growth potential of DeLamar and future development plans; statements regarding planned exploration and development programs and expenditures; proposed exploration plans and expected results of exploration from the DeLamar Project; Integra's ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; currency and interest rate fluctuations; and impact of COVID-19 on the timing of exploration work and development studies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objections, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements.  Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company's actual financial results, performance, or achievements to be materially different from those expressed or implied herein.  Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold and silver, anticipated costs and the Company's ability to fund its programs, the Company's ability to carry on exploration and development activities, the timing and results of drilling programs, the discovery of additional Mineral Resources on the Company's mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company's ability to operate in a safe, efficient and effective manner, the Company's ability to obtain financing as and when required and on reasonable terms and the impact of COVID-19 and the resumption of business.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) access to additional capital; (ii) uncertainty and variations in the estimation of Mineral Resources; (iii) health, safety and environmental risks; (iv) success of exploration, development and operations activities; (v) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (vi) delays in getting access from surface rights owners; (vii) the fluctuating price of gold and silver; (viii) assessments by taxation authorities; (ix) uncertainties related to title to mineral properties; (x) the Company's ability to identify, complete and successfully integrate acquisitions; and (xi) volatility in the market price of Company's securities.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  See the section entitled "The Business - Risk Factors" in the Annual Information Form of the Registrant for the year ended December 31, 2020 (the "AIF"), attached as Exhibit 99.1 to this Annual Report, for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this Annual Report and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the "SEC"), to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and they are not comparable to financial statements of United States companies.

RESOURCE AND RESERVE ESTIMATES

The exhibits incorporated by reference into this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Such exhibits include mineral reserves and mineral resources classification terms are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC applicable to domestic United States reporting companies.  Accordingly, information incorporated into this Annual Report that describes the Company's mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC's reporting and disclosure requirements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2020 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2732.

ANNUAL INFORMATION FORM

The Registrant's Annual Information Form for the fiscal year ended December 31, 2020 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Registrant for the years ended December 31, 2020 and 2019, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Registrant's Management's Discussion and Analysis (the "MD&A") dated March 12, 2021 for the year ended December 31, 2020, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Company's principal executive officer and principal financial officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management's Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

CORPORATE GOVERNANCE

The Company's Board of Directors (the "Board of Directors") is responsible for the Company's corporate governance and has a separately designated standing a Nomination and Corporate Governance Committee, a Human Resources and Compensation Committee, an Audit Committee and a Technical, Safety, Environment and Sustainability Committee. The Board of Directors has determined that all of the members of the Nomination and Corporate Governance Committee, the Human Resources and Compensation Committee and the Audit Committee are independent, based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for, among other things:

  developing, recommending to the Board of Directors and maintaining corporate governance principles applicable to the Company;
  identifying and recommending qualified individuals for nomination to the Board of Directors;
  arranging for evaluations of the Board of Directors; and
  addressing any related matters required by applicable law.

The Company's Nomination and Corporate Governance Committee is comprised of Stephen de Jong, David Awram  and Timo Jauristo, all of whom are independent based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide.

Human Resources and Compensation Committee

Compensation of the Company's CEO and all other executive officers is recommended to the Board of Directors for determination by the Human Resources and Compensation Committee. The Human Resources and Compensation Committee is comprised of Stephen de Jong, David Awram and Timo Jauristo, all of whom are independent based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company's Audit Committee is comprised of Anna Ladd-Kruger (Chair), Stephen de Jong and David Awram, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Section 803A of the NYSE American LLC Company Guide.

The Board of Directors has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Audit Committee Financial Expert

The Board of Directors has determined that Anna Ladd-Kruger qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act), is financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the NYSE American LLC Company Guide, and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American LLC Company Guide).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company's auditor for the fiscal year ended December 31, 2020 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading "Directors and Officers - Audit Committee - External Auditor Service Fees" contained in the AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Company (the "Code"). The Code is posted on the Company's website at www.integraresources.com. The Code meets the requirements for a "code of ethics" within the meaning of that term in General Instruction 9(b) of Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2020, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2020, the Company had the following contractual obligations (all amounts in U.S. dollars):

Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Lease Obligations	$1,058,986	$485,576	$573,410	Nil	Nil
Purchase Obligations (Contracts)	$1,861,954	$1,195,874	$433,040	$233,040	Nil
Purchase Obligations (Payables)	$3,269,696	$3,269,696	Nil	Nil	Nil
Equipment Financing	$555,797	$162,672	$325,345	$67,780	Nil
Total	$6,746,433	$5,113,818	$1,331,795	$300,820	Nil

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

During the period of this Annual Report, there were no mine safety violations or other regulatory matters required to be disclosed by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection or General Instruction B(16) of Form 40-F.

NYSE AMERICAN STATEMENT OF GOVERNANCE DIFFERENCES

The Company's common shares are listed on the NYSE American. Section 110 of the NYSE American Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE American standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE American minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE American is required to state its quorum requirement in its bylaws. The Company's quorum requirement as set forth in its Articles are two shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting and are present in person or represented by proxy.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 12th day of March, 2021.

INTEGRA RESOURCES CORP.

By:	/s/ Andree St-Germain
Name:Andree St-Germain
Title: Chief Financial Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description

99.1	Annual Information Form dated March 12, 2021 for the fiscal year ended December 31, 2020

99.2	Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019

99.3	Management's Discussion and Analysis dated March 12, 2021 for the years ended December 31, 2020 and 2019

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of MNP LLP

99.9	Consent of E. Max Baker

99.10	Consent of Timothy Arnold

99.11	Consent of Michael M. Gustin

99.12	Consent of Steven I. Weiss

99.13	Consent of Thomas L. Dyer

99.14	Consent of Jack S. McPartland

99.15	Consent of Jeffrey L. Woods

99.16	Consent of John D. Welsh

99.17	Consent of Mine Development Associates

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase