Form 40-F/A
period 2020-12-31
Integra Resources Corp.
filed 2021-03-23
CIK 1722387

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

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

On March 12, 2021, Integra Resources Corp. (the "Company") filed its annual report on Form 40-F for the fiscal year ended December 31, 2020 (the "Annual Report"). The Amendment No. 1 to the Annual Report is being filed for the purpose of (a) filing a corrected Auditor's Report as part of the Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019 as Exhibit 99.2; (b) filing a new joint consent of MNP LLP and Jenny Lee as Exhibit 99.8; and (c) filing certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 99.4, 99.5, 99.6 and 99.7.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 23rd day of March, 2021.

INTEGRA RESOURCES CORP.

By:	/s/ Andree St-Germain
Name:Andree St-Germain
Title: Chief Financial Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description

99.1*	Annual Information Form dated March 12, 2021 for the fiscal year ended December 31, 2020

99.2**	Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019

99.3*	Management's Discussion and Analysis dated March 12, 2021 for the years ended December 31, 2020 and 2019

99.4**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.5**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6**	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7**	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8**	Consent of MNP LLP and Jenny Lee

99.9*	Consent of E. Max Baker

99.10*	Consent of Timothy Arnold

99.11*	Consent of Michael M. Gustin

99.12*	Consent of Steven I. Weiss

99.13*	Consent of Thomas L. Dyer

99.14*	Consent of Jack S. McPartland

99.15*	Consent of Jeffrey L. Woods

99.16*	Consent of John D. Welsh

99.17*	Consent of Mine Development Associates

101.INS*	XBRL Instance

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE *	XBRL Taxonomy Extension Presentation Linkbase

*  Previously filed

** Filed herewith