Form 40-F
period 2021-12-31
Integra Resources Corp.
filed 2022-03-30
CIK 1722387

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021	Commission File Number 001-39372

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

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2021:

62,598,209 Common Shares, no par value

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report, including any documents incorporated by reference herein contains "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian and United States securities legislation (collectively, "forward-looking statements"). Forward-looking statements are included to provide information about management's current expectations and plans that allows investors and others to get a better understanding of the Company's operating environment, business operations and financial performance and condition.

Forward-looking statements relate, but are not limited, to: the future financial or operating performance of the Company and the DeLamar Project ; results from work performed to date; the estimation of Mineral Resources and Reserves; the realization of Mineral Resource and Reserve estimates; the development, operational and economic results of the pre-feasibility study (“PFS”) for the DeLamar and Florida Mountain Areas, including cash flows, revenue potential, staged development, capital expenditures, development costs and timing thereof, extraction rates, life of mine projections and cost estimates; opportunity to pursue heap-leach only approach; magnitude or quality of mineral deposits; antcipated advancement of the DeLamar Project mine plan; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates, including prospective use of the Albion process; anticipated advancement of the DeLamar Project and future exploration prospects; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the DeLamar Project; future growth potential of the DeLamar Project; and future development plans. Forward-looking statements are often identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, ‘believe”, expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company’s ability to complete its planned exploration programs; the absence of adverse conditions at the DeLamar Project; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold and silver remaining at levels that render the DeLamar Project economic; the Company’s ability to continue raising necessary capital to finance operations; the ability to realize on the Mineral Resource and Reserve estimates; capital and operating costs will not increase significantly from current levels or as outlined in the DeLamar Report; key personnel will continue their employment with the Company and the Company will be able to recruit and retain additional qualified personnel, as needed, in a timely and cost efficient manner; no significant adverse changes in Canada/U.S. currency exchange or interest rates and stock markets; and there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; uncertain nature of estimating Mineral Resources and Reserves; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; the impact of COVID-19 on the timing of exploration and development work and management’s ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) access to additional capital; (ii) uncertainty and variations in the estimation of Mineral Resources and Reserves; (iii) health, safety and environmental risks; (iv) success of exploration, development and operations activities; (v) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (vi) delays in getting access from surface rights owners; (vii) the fluctuating price of gold and silver; (viii) assessments by taxation authorities; (ix) uncertainties related to title to mineral properties; (x) the Company’s ability to identify, complete and successfully integrate acquisitions; and (xi) volatility in the market price of Company’s securities. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  See the section entitled “The Business – Risk Factors” in the Annual Information Form of the Registrant for the year ended December 31, 2021 (the “AIF”), attached as Exhibit 99.1 to this Annual Report, for additional risk factors that could cause results to differ materially from forward-looking statements.

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

RESOURCE AND RESERVE ESTIMATES

The exhibits incorporated by reference into this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Such exhibits include mineral reserves and mineral resources classification terms are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC applicable to domestic United States reporting companies. Accordingly, information incorporated into this Annual Report that describes the Company's mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC's reporting and disclosure requirements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2021 based upon the daily exchange rate as quoted by the Bank of Canada was Cdn.$1.00 = U.S.$0.7888.

ANNUAL INFORMATION FORM

The Registrant's Annual Information Form for the fiscal year ended December 31, 2021 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Registrant for the years ended December 31, 2021 and 2020, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Registrant's Management's Discussion and Analysis (the "MD&A") dated March 30, 2022 for the year ended December 31, 2021, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

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

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate "internal control over financial reporting" (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Company's management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company's internal controls over financial reporting using framework and criteria established in Internal Control - Integrated Framework, issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that internal controls over financial reporting were effective as at December 31, 2021.

Management of the Company believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherited limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity's control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation Report of the Registered Public Accounting Firm

As an "emerging growth company" under the Jumpstart our Business Startups Act, the Company is exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which requires that a public company's registered public accounting firm provide an attestation report relating to management' assessment of internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

CORPORATE GOVERNANCE

The Company's Board of Directors (the "Board of Directors") is responsible for the Company's corporate governance and has a separately designated standing a Nomination and Corporate Governance Committee, a Compensation Committee, an Audit Committee, a Technical and Safety Committee, and an Environment, Social, Governance Committee. The Board of Directors has determined that all of the members of the Nomination and Corporate Governance Committee, the Compensation Committee and the Audit Committee are independent, based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for, among other things:

• developing, recommending to the Board of Directors and maintaining corporate governance principles applicable to the Company;

• identifying and recommending qualified individuals for nomination to the Board of Directors;

• arranging for evaluations of the Board of Directors; and

• addressing any related matters required by applicable law.

The Company's Nomination and Corporate Governance Committee is comprised of Stephen de Jong, Timo Jauristo and Carolyn Clark Loder, all of whom are independent based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide.

Compensation Committee

Compensation of the Company's CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Compensation Committee is comprised of Stephen de Jong, David Awram and Timo Jauristo, all of whom are independent based on the criteria for independence prescribed by Sections 803A and 805(c)(1) of the NYSE American LLC Company Guide.

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company's auditor for the fiscal year ended December 31, 2021 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. The information provided under the headings "Directors and Officers - Audit Committee - Pre-Approval Policies and Procedures for Non-audit Services" contained in the AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings "Directors and Officers - Audit Committee - External Auditor Service Fees" contained in the AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein. The Company's Independent Registered Public Accounting Firm is MNP LLP, Chartered Professional Accountants, located in Vancouver, British Columbia, PCAOB ID#1930.

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

The Company amended the Code on August 11, 2021. The amendments to the Code made during the fiscal year ended December 31, 2021 were not material in nature.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2021, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

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

DATED this 30th day of March, 2022.

INTEGRA RESOURCES CORP.

By:	/s/ Andree St-Germain
Name:Andree St-Germain
Title: Chief Financial Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description

99.1	Annual Information Form dated March 30, 2022 for the fiscal year ended December 31, 2021

99.2	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020

99.3	Management's Discussion and Analysis dated March 30, 2022 for the years ended December 31, 2021 and 2020

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of MNP LLP and Jenny Lee

99.9	Consent of E. Max Baker

99.10	Consent of Timothy Arnold

99.11	Consent of Thomas L. Dyer

99.12	Consent of Michael M. Gustin

99.13	Consent of Steven I. Weiss

99.14	Consent of Mine Development Associates

99.15	Consent of Jack McPartland

99.16	Consent of McClelland Laboratories, Inc.

99.17	Consent of John D. Welsh

99.18	Consent of Welsh Hagen Associates

99.19	Consent of Matthew Sletten

99.20	Consent of Benjamin Bermudez

99.21	Consent of M3 Engineering & Technology Corp.

99.22	Consent of Art Ibrado

99.23	Consent of Fort Lowell Consulting PLLC

99.24	Consent of Jay Nopola

99.25	Consent of RESPEC Company LLC

99.26	Consent of Michael Botz

99.27	Consent of Elbow Creek Engineering Inc.

99.28	Consent of John F. Gardner

99.29	Consent of Warm Springs Consulting LLC

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)