Form 20-F
period 2022-12-31
Integra Resources Corp.
filed 2023-03-17
CIK 1722387

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report......................................................................

For the transition period from .............................................. to .................................................

Commission File Number 001-39372

INTEGRA RESOURCES CORP.

(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

1050-400 Burrard Street

Vancouver, British Columbia, Canada V6C 3A6

(604) 416-0576

(Address of principal executive offices)

George Salamis, President & CEO, 1-604-416-0576, info@integraresources.com, 1050-400 Burrard Street, Vancouver, BC, Canada V6C 3A6

(Name, telephone, email and/or facsimile number and address of the Company Contact Person)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or stock as of the closing of the period covered by the annual report:

79,763,689 ("Common Shares" or "shares")

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, and/or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.1 ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). 2 ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards

as issued by the International Accounting Standards Board ☒

Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

_______________________________________________
1 Check boxes are blank, pending adoption of the underlying rules.

2 Check boxes are blank, pending adoption of the underlying rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report of Integra Resources Corp ("Integra" or "the Company"), including any documents incorporated by reference herein contains "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian and United States securities legislation (collectively, "forward-looking statements"). Forward-looking statements are included to provide information about management's current expectations and plans that allows investors and others to get a better understanding of the Company's operating environment, business operations and financial performance and condition.

Forward-looking statements relate, but are not limited, to: the future financial or operating performance of the Company and the DeLamar Project; results from work performed to date; ; opportunity to pursue heap-leach only approach; magnitude or quality of mineral deposits; anticipated advancement of the DeLamar Project mine plan; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates, including prospective use of the Albion process; anticipated advancement of the DeLamar Project and future exploration prospects; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the DeLamar Project; future growth potential of the DeLamar Project; and future development plans. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at the DeLamar Project; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold and silver remaining at levels that render the DeLamar Project economic; the Company's ability to continue raising necessary capital to finance operations; capital and operating costs will not increase significantly from current levels or as outlined in the DeLamar Report; key personnel will continue their employment with the Company and the Company will be able to recruit and retain additional qualified personnel, as needed, in a timely and cost efficient manner; no significant adverse changes in Canada/U.S. currency exchange or interest rates and stock markets; and there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; uncertain nature of estimating Mineral Resources and Reserves; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; the impact of COVID-19 on the timing of exploration and development work and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) access to additional capital; (ii) uncertainty and variations in the estimation of Mineral Resources and Reserves, if and when Mineral Resources and Reserves are estimated; (iii) health, safety and environmental risks; (iv) success of exploration, development and operations activities; (v) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (vi) delays in getting access from surface rights owners; (vii) the fluctuating price of gold and silver; (viii) assessments by taxation authorities; (ix) uncertainties related to title to mineral properties; (x) the Company's ability to identify, complete and successfully integrate acquisitions; and (xi) volatility in the market price of Company's securities. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  See the section entitled "Risk Factors" below for additional risk factors that could cause results to differ materially from forward-looking statements.

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

INFORMATION REGARDING MINERAL INFORMATION

On October 31, 2018, the United States Securities and Exchange Commission ("SEC") adopted Subpart 1300 of Regulation S-K ("Regulation S-K 1300") along with the amendments to related rules and guidance in order to modernize the property disclosure requirements for mining registrants under the Securities Act and the Securities Exchange Act. Registrants engaged in mining operations must comply with Regulation S-K 1300 for the first fiscal year beginning on or after January 1, 2021. Accordingly, the Company is providing disclosure in compliance with Regulation S-K 1300 for its fiscal year ended December 31, 2022, although the Company has not determined the existence of mineral resources or reserves pursuant to Regulation S-K 1300.

STATUS AS AN EMERGING GROWTH COMPANY

We are an "emerging growth company" as defined in Section 3(a) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of $1,235,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (the "Securities Act"); (c) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer", as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company for the immediate future.

Generally, a registrant that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an "accelerated filer" or a "larger accelerated filer" (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management's assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report on management's assessment of internal controls over financial reporting in its annual reports filed under the Exchange Act, even if we were to qualify as an "accelerated filer" or a "larger accelerated filer". In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

SPECIAL NOTE REGARDING LINKS TO EXTERNAL WEBSITES

Links to external, or third-party websites, are provided solely for convenience. We take no responsibility whatsoever for any third-party information contained in such third-party websites, and we specifically disclaim adoption or incorporation by reference of such information into this report.

NON-IFRS FINANCIAL INFORMATION

This Annual Report contains financial statements of the Company prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). In addition, this Annual Report also contains non-IFRS financial measures ("Non-IFRS Measures") including "cash cost", "all-in sustaining cost" ("AISC"), and "free cash flow" as we believe these are useful metrics for measuring our performance. However, these Non-IFRS Measures do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 20-F are in United States dollars. The following table reflects the low and high rates of exchange for one Canadian dollar, expressed in United States dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada daily exchange rates for 2022, 2021 and 2020.

	Years Ended December 31,
	2022	2021	2020
Low for the period	$0.7217	$0.7727	$0.6898
High for the period	$0.8031	$0.8306	$0.7863
Rate at the end of the period	$0.7383	$0.7888	$0.7854
Average	$0.7692	$0.7980	$0.7461

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 - KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Resource exploration and development is a speculative business and involves a high degree of risk, which may result in the Company not receiving adequate return on invested capital

Resource exploration and development is a speculative business and involves a high degree of risk.  There is no certainty that the expenditures to be made by Integra in the exploration of the DeLamar Project or otherwise will result in discoveries of commercial quantities of minerals.  The marketability of natural resources which may be acquired or discovered by Integra will be affected by numerous factors beyond the control of Integra, including, but not limited to, the COVID-19 pandemic. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Integra not receiving an adequate return on invested capital.

Financing Risks

Integra will require additional funding to conduct future exploration programs on the DeLamar Project and to conduct other exploration programs. If Integra's current exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it into commercial production.  In addition, Integra has fixed payment obligations but no source of revenue.  The DeLamar Project requires reclamation work of approximately $1,500,000 per year for the foreseeable future, though this number is expected to decrease over time, all of which will need to be funded by Integra from available cash.  The Company has limited financial resources and no operating revenue.  The only sources of future funds presently available to Integra are the sale of equity capital, or the offering by Integra of an interest in its properties.  There is no assurance that any such funds will be available to Integra on acceptable terms, on a timely basis or at all.  Failure to obtain additional financing on a timely basis could cause Integra to reduce or terminate its proposed operations and otherwise could have a material adverse effect on its business.

Going Concern Risks

The Company's ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company's ability to continue exploration and, if applicable, development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company's estimates. The amounts attributed to the DeLamar Project in the Company's consolidated financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. The Company will require additional financing for the upcoming financial year in order to maintain its operations and exploration activities. Management has applied judgment in the assessment of the Company's ability to continue as a going concern, considering all available information, and concluded that the going concern assumption is appropriate for a period of at least twelve months following the date of this Annual Report

Volatility of Commodity Prices

The development of the Company's properties is dependent on the future prices of gold and silver.  As well, should any of the Company's properties eventually enter commercial production, the Company's profitability will be significantly affected by changes in the market prices of gold and silver. Precious metals prices are subject to volatile price movements, which can be material and occur over short periods of time and which are affected by numerous factors, all of which are beyond the Company's control. Such factors include, but are not limited to, interest and exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, speculative trading, the costs of and levels of precious metals production, and political and economic conditions. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, the strength of and confidence in the U.S. dollar (the currency in which the prices of precious metals are generally quoted) and political developments. The effect of these factors on the prices of precious metals, and therefore the economic viability of the DeLamar Project, cannot be accurately determined. The prices of gold and silver have historically fluctuated widely, and future price declines could cause the development of (and any future commercial production from) the DeLamar Project to be impracticable or uneconomic. As such, the Company may determine that it is not economically feasible to commence commercial production, which could have a material adverse impact on the Company's financial performance and results of operations. In such a circumstance, the Company may also curtail or suspend some or all of its exploration activities.

Reliance on Management

The success of the Company depends to a large extent upon its abilities to retain the services of its senior management and key personnel. The loss of the services of any of these persons could have a materially adverse effect on the Company's business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business.

No History of Earnings

Integra has no history of earnings or of a return on investment, and there is no assurance that the DeLamar Project or any other property or business that Integra may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future.  Integra has no capacity to pay dividends at this time and no plans to pay dividends for the foreseeable future.

Negative Operating Cash Flow

The Company is an exploration stage company and has not generated cash flow from operations. The Company is devoting significant resources to the development and acquisition of its properties, however there can be no assurance that it will generate positive cash flow from operations in the future.  The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. However, even in the event the Company undertakes development activity on a particular project, there is no certainty that the Company will produce revenues, operate profitably or provide a return on investment in the future. The Company currently has negative cash flow from operating activities.

Completion of Subsequent Advances

The obligation of Beedie Capital to fund advances to the Company under the Convertible Facility is subject to prior satisfaction of conditions by the Company. The Company must satisfy certain conditions in order to draw down on subsequent advances, including the filing of a Mining Plan of Operations for the Delamar Project. A failure to obtain Subsequent Advances in a timely manner as contemplated by the Company, whether in terms of its ability to meet relevant conditions or otherwise, may also be highly disruptive to the Company and the execution of its business plans.

Indebtedness

Integra is indebted to Beedie Capital and is required to use a portion of its cash flow to service principal and interest on the loan, which will limit the cash flow available for other business opportunities. The Company's ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive, and other factors beyond its control. The Company has yet to generate cash flow from operations and may not generate cash flow from operations in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company's ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default.

The terms of the loan require the Company to satisfy various positive and negative covenants. These covenants require the Company to, among other things, maintain certain levels of cash or cash equivalents, obtain approvals from Beedie Capital of annual operating budgets, obtain prior approval from Beedie Capital of certain deviations from approved budgets and file a Mining Plan of Operations with the United States Bureau of Land Management respect to the DeLamar Project by March 31, 2024. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants would likely result in an event of default under the loan and would allow Beedie Capital to accelerate the debt, which could materially and adversely affect the Company's business, financial condition and results of operations.

Capital Resources

Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Company's mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the global gold and/or silver markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company. Based on the amount of funding raised, the Company's planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

Environmental Risks and Other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations, including any proposed development of the DeLamar Project, will require the submission and approval of environmental impact assessments.  Environmental legislation is evolving to stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has potential to reduce the profitability of operations.

There is the potential for substances or conditions existing on the DeLamar Project that would impose obligations on the Company under environment law arising from prior mining activities.  The mine on the property has been in closure for approximately 15 years with only modest ongoing reclamation obligations remaining and Integra has no indication of any latent environmental damage.  Nevertheless, the DeLamar Project was the source of historical mining activity going back over 100 years and any undiscovered issue existing on the property from those activities would likely be the responsibility of Integra.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current environmental laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities, or more stringent implementation thereof, could have a material adverse impact on Integra and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Permitting

Integra's mineral property interests are subject to receiving and maintaining permits from appropriate governmental authorities.  In particular, prior to any development of the DeLamar Project, Integra will need to receive numerous permits from appropriate governmental authorities including those relating to mining operations, occupational health, toxic substances, waste disposal, safety, environmental protection, land use and others.  There is no assurance that the Company will be able to obtain all necessary renewals of existing permits, additional permits for any possible future developments or changes to operations or additional permits associated with new legislation.  Further, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing activities to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions.

Title

The acquisition of title to resource properties in this part of the western USA is a very detailed and time-consuming process.  No assurances can be given that there are no title defects affecting the properties in which Integra has an interest, particularly on the DeLamar Project.  The DeLamar Project includes areas with prospective exploration potential that lie on unpatented mining claims with a lengthy history of prior ownership and operations.  The DeLamar Project may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  Other parties may dispute title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by indigenous people.  Title may also be affected by undetected encumbrances or defects or governmental actions.  Integra has not conducted surveys of the DeLamar Project and the precise area and location of claims and other mineral rights may be challenged.  Integra may not be able to register rights and interests it acquires against title to applicable mineral properties.  An inability to register such rights and interests may limit or severely restrict Integra's ability to enforce such acquired rights and interests against third parties or may render certain agreements entered into by Integra invalid, unenforceable, uneconomic, unsatisfied or ambiguous, the effect of which may cause financial results yielded to differ materially from those anticipated.  Although Integra believes it has taken reasonable measures to ensure proper title to the DeLamar Project, there is no guarantee that such title will not be challenged or impaired.

The DeLamar Project is also subject to annual compliance with assessment work and/or fee requirements, property taxes, lease payments and other contractual payments and obligations. Any failure to make such payments or comply with such requirements or obligations could result in the loss of all or a portion of the Company's interest in the DeLamar Project.

Influence of Third-Party Stakeholders

The mineral properties in which Integra holds an interest, or the exploration equipment and road or other means of access which Integra intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies.  In the event that such third parties assert any claims, Integra's work programs may be delayed even if such claims are not meritorious.  Such claims may result in significant financial loss and loss of opportunity for Integra.

Insurance

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, ground or slope failures, fires, environmental occurrences and natural phenomena such as prolonged periods of inclement weather conditions, floods and earthquakes.  It is not always possible to obtain insurance against all such risks and Integra may decide not to insure against certain risks because of high premiums or other reasons.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to Integra's properties or the properties of others, delays in exploration, development or mining operations, monetary losses and possible legal liability.  Integra expects to maintain insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development.  Integra expects to carry liability insurance with respect to its mineral exploration operations, but is not expected to cover any form of political risk insurance or certain forms of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive.  Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of Integra.  If Integra is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.  The lack of, or insufficiency of, insurance coverage could adversely affect Integra's future cash flow and overall profitability.

Significant Competition for Attractive Mineral Properties

Significant and increasing competition exists for the limited number of mineral acquisition opportunities available.  Integra expects to selectively seek strategic acquisitions in the future, however, there can be no assurance that suitable acquisition opportunities will be identified.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than Integra, Integra may be unable to acquire additional attractive mineral properties on terms it considers acceptable.  In addition, Integra's ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to Integra may be limited by the number of attractive acquisition targets, internal demands on resources, competition from other mining companies and, to the extent necessary, Integra's ability to obtain financing on satisfactory terms, if at all.

Community Relationships

The Company's relationships with the community in which it operates are critical to ensure the future success of its existing operations and the construction and development of the DeLamar Project. While the Company is committed to operating in a socially responsible manner, there is no guarantee that its efforts will be successful, in which case interventions by third parties could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.

Coronavirus (COVID-19) and global health crisis may have an impact on the Company's business

The COVID-19 pandemic and efforts to contain it may have an impact on the Company's business. The Company continues to monitor the situation and the impact the virus may have on the DeLamar Project. Should the virus spread, travel bans be reinstated, as applicable, or should one of the Company's team members or consultants become infected, the Company's ability to advance the DeLamar Project may be impacted. Similarly, the Company's ability to obtain financing and the ability of the Company's vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.

Securities of Integra are Subject to Price Volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Integra including macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes, can impact the price of Integra's Common Shares. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of Integra at any given time may not accurately reflect the long-term value of Integra.

In the past, following periods of volatility in the market price of a company's securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Integra.

The Company's Growth, Future Profitability and Ability to Obtain Financing may be Impacted by Global Financial Conditions

In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises.  A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, material changes in the price of oil and other commodities, the volatility of metal prices, governmental policies, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets, natural disasters and the current outbreak of COVID-19 and any future emergence and spread of pathogens. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company's operations and financial condition could be materially adversely affected.

A Cyber Security Incident Could Adversely Affect the Company's Ability to Operate its Business

Information systems and other technologies, including those related to the Company's financial and operational management, and its technical and environmental data, are an integral part of the Company's business activities.  Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, or other malicious activities or any combination of the foregoing or power outages, natural disasters, terrorist attacks, or other similar events could result in damages to the Company's property, equipment and data. These events also could result in significant expenditures to repair or replace damaged property or information systems and/or to protect them from similar events in the future. Furthermore, any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Company's information technology systems including personnel and other data that could damage its reputation and require the Company to expend significant capital and other resources to remedy any such security breach. Insurance held by the Company may mitigate losses however in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Company for any disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the business of the Company. There can be no assurance that these events and/or security breaches will not occur in the future or not have an adverse effect of the business of the Company.

Integra's Operations are Subject to Human Error

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage Integra's interests, and even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to Integra.  These could include loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort Integra might undertake and legal claims for errors or mistakes by Integra personnel.

Conflicts of Interest

Certain directors and officers of Integra are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of Integra.  Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of Integra.  Directors and officers of Integra with conflicts of interest will be subject to the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure. The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized, and reported within the applicable time periods and that required information is accumulated and communicated to the Company's management, so that decisions can be made about the timely disclosure of that information.

Management has evaluated the effectiveness of the design and operation of the Company's disclosure controls as of December 31, 2022 and concluded that the disclosure controls and procedures were effective.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as such term is defined in the rules of the National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109") and Rule 13a-15(f) of the Exchange Act. The Company's internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

Based on the criteria set forth in Internal Control - Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission, the Company's internal controls over financial reporting include:

  Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
  Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
  Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
  Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

Management has evaluated the effectiveness of the internal controls over financial reporting as of December 31, 2022 and concluded that those controls were effective.

An independent consultant was engaged to assist management in assessing the effectiveness of internal controls over financial reporting. The independent consultant reported his opinion to management and to the Audit Committee and concluded that the Company's internal controls are effective.

Though the Company believes its internal safeguards over financial reporting are effective, the Company cannot provide absolute assurance.

Limitation of Controls and Procedures

Management believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherited limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity's control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

There were no changes in internal controls of the Company during the year-ended December 31, 2022 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

Risks Relating to the Company's Status as a "Foreign Private Issuer" Under U.S. Securities Laws

The Company is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC.  Under the Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies.  As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws.  In addition, the Company's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act.  Therefore, the Company's shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements.  The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information.  While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.  In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead.  The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters.  As a result, the Company's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Company May Lose its Status as a Foreign Private Issuer Under U.S. Securities Laws or Eligibility to use MJDS

In order to maintain its status as a foreign private issuer, a majority of the Company's Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system ("MJDS").  If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, the Company may lose the ability to rely upon exemptions from NYSE American, LLC ("NYSE American") corporate governance requirements that are available to foreign private issuers.

While the Company may qualify as a foreign private issuer, it may still not otherwise qualify to use the MJDS if the aggregate market value of its outstanding Common Shares held by non-affiliates is not at least $75,000,000.

Risks Relating to the Company's Status as an "Emerging Growth Company" Under U.S. Securities Laws

The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of $1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than $1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act.  The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be $700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies.  These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.  The Company takes advantage of some, but not all, of the available exemptions available to emerging growth companies.  The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions.  If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile.  On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company's business, financial condition, results of operations, cash flows or prospects.

The SEC's adoption of the "Modernization of Property Disclosures for Mining Registrants," as codified in Subpart 1300 of Regulation S-K 1300, has created new disclosure requirements for Mineral Reserves and Mineral Resources that may result in increased compliance costs for the Company and could create ambiguity for issuers required to comply with both the requirements of Regulation S-K 1300 and NI 43-101.

SEC Industry Guide 7 has been rescinded and replaced by Regulation S-K 1300, which requires SEC reporting companies that are not eligible to use the MJDS to disclose specific information related to its material mining operations, including with particularity its mineral resources and mineral reserves. While Regulation S-K 1300 is substantively the same as National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") (with the primary difference being NI 43-101's required format, a matter on which Regulation S-K 1300 is silent), the regulatory changes nonetheless would require the Company to update its existing technical reports to disclose mineral reserves and mineral resources, which would result in the Company incurring substantial costs. The Company has not prepared a technical summary in compliance with Regulation S-K 1300 and there has been little guidance as to the acceptability of such an approach by the SEC. This is the first year in which the Company is required to comply with both Regulation S-K 1300 and NI 43-101 and the Company cannot predict the nature of any future enforcement, interpretation, or application of Regulation S-K 1300. Any further revisions to, or interpretations of, Regulation S-K 1300 or NI 43-101 could result in the Company incurring unforeseen costs associated with compliance, including in relation to its NI 43-101 disclosure.

International Conflict

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Russia's invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chains, and global economies more broadly. Volatility in commodity prices and supply chain disruptions may adversely affect the Company's business, financial condition, and results of operations. The extent and duration of the current Russia-Ukraine conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this Annual Report, the consolidated financial statements of the Company or MD&A, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts, including on shareholders of the Company, and third parties with which the Company relies on or transacts, may materialize and may have an adverse effect on the Company's business, results of operation, and financial condition.

The Company may be a ''passive foreign investment company'' ("PFIC"), which may have adverse U.S. federal income tax consequences for U.S. investors

The Company believes that it was a PFIC for its most recently completed tax year and, based on current business plans and financial expectations, the Company believes that it likely will be a PFIC for its current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. taxpayer's holding period of Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called ''excess distribution'' received on its Common Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). Subject to certain limitations, such elections may be made with respect to the Common Shares.  A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts with respect to the Common Shares. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading ''Certain United States Federal Income Tax Considerations - Passive Foreign Investment Company Rules.'' Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

Proposed legislation in the U.S. Congress, including changes in U.S. tax law, and the Inflation Reduction Act of 2022 may adversely impact the Company and the value of the Common Shares.

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of the Common Shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company's financial performance and the value of the Common Shares. Additionally, states in which the Company operates or owns assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on the Company and holders of the Common Shares is uncertain.

In addition, the Inflation Reduction Act of 2022 includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or holders of the Common Shares.

Risks Related to the Millennial Transaction

There can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived. Failure to complete the Arrangement could negatively impact the market price of Integra shares and Millennial Shares.

The Arrangement is subject to certain conditions that may be outside the control of the parties, including, without limitation, the receipt of the Final Order of the British Columbia Supreme Court and the approval of the Arrangement resolution. There can be no certainty, nor can either party provide any assurance, that these conditions will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. If the Arrangement is not completed, the market price of the shares may decline to the extent that the market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Board decides to seek another merger or business combination, there can be no assurance that Integra will be able to find a similar transaction or asset on comparable terms.

The Arrangement Agreement may be terminated by Integra or Millennial in certain circumstances.

Each of Integra and Millennial has the right to terminate the Arrangement Agreement and not complete the Arrangement in certain circumstances. Accordingly, there is no certainty, nor can either party provide any assurance, that the Arrangement Agreement will not be terminated by either Integra or Millennial, as the case may be, before the completion of the Arrangement.

In addition, completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Millennial and/or Integra. There is no certainty, nor can either party provide any assurance, that these conditions will be satisfied or waived. If the Arrangement Agreement is terminated for any reason, this could negatively impact the share price of the shares.

Potential payments to Millennial shareholders who exercise dissent rights could have an adverse effect on the combined Company's financial condition or prevent the completion of the Arrangement.

Millennial shareholders have the right to exercise dissent rights and demand payment equal to the fair value of their Millennial Shares. If dissent rights are exercised in respect of a significant number of Millennial Shares, a substantial payment may be required to be made to such Millennial shareholders, which could have an adverse effect on the combined Company's financial condition and cash resources. Further, Integra's obligation to complete the Arrangement is conditional upon Millennial shareholders holding no more than 5% of the outstanding Millennial Shares having exercised dissent rights. Accordingly, Integra may elect not to proceed with the Arrangement if Millennial shareholders exercise dissent rights in respect of more than 5% of the outstanding Millennial Shares.

While the Arrangement is pending, Integra is restricted from taking certain actions.

The Arrangement Agreement restricts Integra from taking certain specified actions until the Arrangement is completed without the consent of Millennial. These restrictions may prevent Integra from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of Integra.

Integra will incur costs even if the Arrangement is not completed.

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Integra even if the Arrangement is not completed. Given Integra's current financial condition, there is no assurance that Integra will have the funds to pay these costs which would adversely affect the share price of the shares. If the Arrangement Agreement is terminated, Integra may be entitled to a termination fee from Millennial in certain circumstances.

The Arrangement may divert the attention of Integra's management.

The Arrangement could cause the attention of Integra's management to be diverted from the day-to-day operations of Integra. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of Integra.

Integra and Millennial may be the targets of legal claims, securities class action, derivative lawsuits and other claims.

Integra and Millennial may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Integra or Millennial seeking to restrain the Arrangement or seeking monetary compensation or other redress. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

The trading price of the Integra shares prior to the effective time of the Arrangement and the trading price of the Integra shares following the effective time of the Arrangement may be volatile.

The trading price of the Integra shares has been and may continue to be subject to and, following completion of the Arrangement, may be subject to, material fluctuations and may increase or decrease in response to a number of events and factors, including:

(a) changes in the market price of the commodities;

(b) current events affecting the economic situation in Canada, the United States and internationally;

(c) trends in the global mining industries;

(d) regulatory and/or government actions, rulings or policies;

(e) changes in financial estimates and recommendations by securities analysts or rating agencies;

(f) acquisitions and financings;

(g) the economics of current and future projects and operations of Millennial and Integra;

(h) quarterly variations in operating results;

(i) the operating and share price performance of other companies, including those that investors may deem comparable;

(j) the issuance of additional equity securities by the combined Company, as applicable, or the perception that such issuance may occur; and

(k) purchases or sales of blocks of Millennial Shares or Integra shares as applicable.

Integra may be unable to successfully integrate the businesses of Integra and Millennial and realize the anticipated benefits of the Arrangement.

Integra and Millennial are proposing to complete the Arrangement to strengthen the position of each entity in the mining exploration industry and to, among other things, combine the assets of both companies to realize certain benefits. Achieving the benefits of the Arrangement depends in part on the ability of the combined Company to (i) effectively fund and develop the combined Company's mining projects even as market conditions remain challenging for gold exploration and development companies, (ii) capitalize on its scale, (iii) realize the anticipated capital and operating synergies, (iv) profitably sequence the growth prospects of its asset base, (v) maximize the potential of its improved growth opportunities, and (vi) maximize capital funding opportunities. A variety of factors, including those risk factors set forth herein and in the documents incorporated by reference herein, may adversely affect the ability of Integra and Millennial to achieve the anticipated benefits of the Arrangement which could adversely affect the share price of shares.

There are risks related to the integration of the existing businesses of Integra and Millennial.

The ability to realize the benefits of the Arrangement including, among other things, those set forth herein and in the documents incorporated by reference herein, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. This integration will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities of the combined Company following completion of the Arrangement, and from operational matters during this process which may result in a material adverse effect on the profitability, results of operations and financial condition of the combined Company.

The combined Company will face competition for mineral interest acquisitions.

Many companies are engaged in the search for and the acquisition of mineral interests, and there is a limited supply of desirable mineral interests. Many companies are engaged in the acquisition of mining interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. The combined Company may be at a competitive disadvantage in acquiring interests as many competitors have greater financial resources and technical staff. There can be no assurance that the combined Company will be able to compete successfully against other companies in acquiring other investments in mineral properties. In addition, the combined Company may be unable to acquire any such interests at acceptable valuations and on terms it considers to be acceptable. The combined Company's inability to acquire or obtain interests in mineral properties may result in a material adverse effect on the profitability, results of operation and financial condition of the combined Company.

The issuance of a significant number of Integra shares and a resulting "market overhang" could adversely affect the market price of the Integra shares after completion of the Arrangement.

On completion of the Arrangement, a significant number of additional Integra shares will be issued and available for trading in the public market. The increase in the number of Integra shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as "market overhang"), either of which may adversely affect the market for, and the market price of, the Integra shares.

Risks Related to Brokered Offering and Non-Brokered Offering

Satisfaction of Escrow Release Conditions.

There can be no assurance that the Escrow Release Conditions will be satisfied prior to the Termination Date. Proceeds from the sale of the Subscription Receipts will be held in escrow pending the satisfaction of the Escrow Release Conditions or the occurrence of the Termination Date and, accordingly, the Company will not be able to use such funds prior to the satisfaction of the Escrow Release Conditions or the occurrence of the Termination Date.

Integra will incur costs even if Integra does not satisfy the Escrow Release Conditions.

Certain costs related to the Brokered Offering and Non-Brokered Offering, such as legal, accounting and fees owed to the Underwriters, must be paid by Integra even if the Escrow Release Conditions are not satisfied prior to the Termination Date. On the closing date of the Brokered Offering, the Company paid to the Underwriters C$0.3 million, representing 25% of the Underwriters' commission, together with the Underwriters' expenses incurred in connection with the Brokered Offering.

ITEM 4 - INFORMATION ON THE COMPANY

A. History and Development of the Company

Integra Resources Corp. is domiciled in Canada and was incorporated under the Business Corporations Act (Ontario) (the "OCBA") on April 15, 1997 as Berkana Digital Studios Inc.  On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on April 5, 2005, the Company completed a 2 for 1 consolidation and changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd.  The amalgamated company continued to operate as Fort Chimo Minerals Inc.  On June 14, 2011, the Company completed a 5 to 1 consolidation and changed its name to Mag Copper Limited. The Company completed a 5 to 1 consolidation on September 2, 2015. In January 2017 and August 2017, the Company completed a 5 to 1 and 2.5 to 1 consolidation, respectively.  On August 11, 2017, the Company changed its name to Integra Resources Corp.

On June 29, 2020, the Company completed the continuation (the "Continuation") of the Company from the Province of Ontario to the Province of British Columbia.  As a result of the Continuation, the OCBA no longer applies to the Company and the Company is subject to the Business Corporations Act (British Columbia) (the "BCBCA") as if it had been originally incorporated under the BCBCA.  In connection with the Continuation, the articles and by-laws of the Company were replaced with notice of articles and articles.  The notice of articles and articles are substantially similar to the former articles and by-laws of the Company.  Changes include alterations to permit the Board of Directors (the "Board") to make certain changes to the capital structure of the Company; alterations to the advance notice requirements; alterations to the quorum requirement for the transaction of business at a Board meeting; alterations to the threshold to satisfy quorum to include 25% of the Common Shares entitled to be voted at the meeting; alterations to the record date for the purpose of dividend declaration; and alterations to the type of resolution required to remove a director before the expiration of his or her term.

On July 9, 2020, Integra effected a 2.5 to 1 consolidation of its Common Shares.

The Company delisted from the Canadian Securities Exchange on November 6, 2017 and commenced trading on the TSX Venture Exchange ("TSX-V" or the "Exchange") on November 7, 2017, under the trading symbol "ITR". In January 2018, the Company began trading in the United States on the OTCQB under the stock symbol "IRRZF" and subsequently graduated to the OTCQX on May 1, 2018. On July 31, 2020, the Company began trading on the NYSE American under the symbol "ITRG". The Company ceased trading on the OTCQX concurrently with the NYSE American listing. The Company continues to be listed on the TSX-V under the trading symbol "ITR" and on the NYSE American under the trading symbol "ITRG". The registrar and transfer agent of the Common Shares is TSX Trust Company at its principal offices in Toronto, Ontario.

The Company's principal office is 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6, (604) 416-0576 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8, (604) 691-6100. The Company's registered agent is CT Corporation located at 1015 15th Street N.W., Suite 1000, Washington, DC 20005, (202) 572-3133.

Integra is a mineral resources company engaged in the acquisition and exploration of mineral properties in the Americas. The Company is an exploration stage company as its properties have no known mineral resources or reserves in accordance with Regulation S-K 1300. The primary focus of the Company is the advancement of its DeLamar gold and silver project (the "DeLamar Project"), consisting of the neighboring DeLamar Deposit and Florida Mountain Deposit in the heart of the historic Owyhee County mining district in south western Idaho.

Events that influenced the general development of the business since the beginning of the last fiscal year are described below:

Corporate

The Company held its Annual General Meeting of shareholders on June 28, 2022. A total of 26,461,276 common shares were voted, representing 42.3% of the Company's outstanding shares. All of the directors were re-elected, and all other resolutions were approved by the Company's shareholders.

The Company concurrently closed on August 4, 2022 a $11 million brokered equity financing and a $20 million convertible loan with Beedie Investments Ltd ("Beedie Capital").

Subsequent to the year-end, the Company announced an "at-market" merger with Millennial Precious Metals ("Millennial"), along with concurrent financings and amendments to its credit agreement with Beedie Capital. See Item 5.A - Subsequent Events for further details.

See Item 4.D - Property, Plants and Equipment for details on 2022 Permitting, Engineering/Metallurgical, Social and Environmental activities and for 2022 Exploration Results.

2023 Outlook

Corporate

The completion of the Millennial merger is subject to regulatory approvals and subject to Millennial's shareholders' approval. The shareholder vote is expected in late April, and the Company anticipates closing the merger shortly after. Key 2023 deliverables at the Wildcat and Mountain View properties include a revised resource estimate and the delivery of a Preliminary Economic Assessment (PEA) in late Q2 2023.

Exploration

The Company will continue its 11,000m stockpile drilling program started in 2022. The Company expects a revised oxide resource estimate in the first half of 2023.

Permitting and Engineering

Permitting and engineering work at DeLamar will continue and is focused on a fully developed stand-alone heap leach gold-silver operation. Baseline study work is ongoing to support the submittal of a Mine Plan of Operations in the second half of 2023.

The SEC maintains an internet site (http://www.sec.gov) that contains report, proxy and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found on the Company's website (http://www.integraresources.com).

B. Business Overview

The primary focus of the Company is the advancement of its DeLamar Project, consisting of the neighboring DeLamar Area and Florida Mountain Area in the heart of the historic Owyhee County mining district in southwestern Idaho.  The management team comprises the former executive team from Integra Gold Corp. ("Integra Gold"). Integra owns no producing properties and, consequently, has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years. As a consequence, operations of Integra are primarily funded by equity financings.

Specialized Skills

Integra's business requires specialized skills and knowledge in the areas of geology, drilling, planning, implementation of exploration programs, compliance, engineering, metallurgy, economic studies, project development and permitting.  To date, Integra has been able to locate and retain such professionals in Canada and the United States, and believes it will be able to continue to do so.

Competitive Conditions

Integra operates in a very competitive industry and competes with other companies, many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

The precious metals sector is very volatile and cyclical. The sector specifically suffered significant declines from 2011 to 2019.  During the same period the financial markets for mining in general, and mineral exploration and development in particular, were relatively weak. 2020 was a much stronger year for prices of gold and silver and for mining equities, as the price of gold reached a high, mostly fueled by the uncertainty created by the COVID-19 pandemic.  However, financial markets for gold and silver mining have softened since and remain volatile. In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Idaho.

Environmental Protection Requirements

Integra's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, and the use of cyanide which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. Certain types of operations may also require the submission and approval of environmental impact assessments.

Environmental legislation is evolving in a manner that means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees.

The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Foreign Operations

The DeLamar Project is located in Idaho.  Mineral exploration and mining activities in the United States may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect Integra's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on permitting, production, price controls, income taxes, expropriation of property, environmental legislation and mine safety.

Social and Environmental Policies

Integra has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that is intended to document the principles of conduct and ethics to be followed by employees, consultants, officers and directors of Integra. Its purpose is to:

  promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
  promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;
  promote full, fair, accurate, timely and understandable disclosure in reports and documents that Integra files with, or submits to, the securities regulators and in other public communications made by Integra;
  promote compliance with applicable governmental laws, rules and regulations;
  promote the prompt internal reporting to an appropriate person of violations of the Code of Ethics;
  promote accountability for adherence to the Code of Ethics;
  provide guidance to employees, officers and directors to help them recognize and deal with ethical issues;
  provide mechanisms to report unethical conduct; and
  help foster Integra's culture of honesty and accountability.

Integra expects all of its employees, officers and directors to comply at all times with the principles in the Code of Ethics. See Item 16B of this Annual Report for more information about the Code of Ethics. The Company also adopted a Safety, Environmental and Social Responsibility Policy to be followed by employees, consultants, officers and directors of Integra. Its purpose is to outline how Integra, together with its directors, officers, employees, consultants and contractors, will conduct its business in a safe and environmentally friendly manner and to the highest standards of corporate social responsibility.

General

The Company is dependent on the renewal and issuance of permits required to advance the DeLamar Project. In addition, the Company is dependent on mining lease agreements held with multiple third-party landholders and the Idaho Department of Lands. See Note 16 to our consolidated financial statements for a description of advance minimum royalties, land access lease payments, and annual claim filings commitments associated with the mining lease agreements.

C. Organizational Structure

The following diagram illustrates the intercorporate relationships among Integra and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

Integra Resources Corp. (British Columbia, Canada)
100%
Integra Resources Holdings Canada Inc. (British Columbia, Canada)
100%
Integra Holdings U.S. Inc. (Nevada, U.S.)
100%
DeLamar Mining Company (Oregon U.S.)

D. Property, Plants and Equipment

The Company has not estimated mineral resources and mineral reserves pursuant to the SEC's mining disclosure rules under Regulation S-K Subpart 1300 (S-K 1300).

Properties

The Company has three mining projects, all of which are located in Idaho: the DeLamar Project, the BlackSheep District and the War Eagle Property. The subsections below describe the property locations and overviews of the projects. Our only material property, as determined pursuant to S-K 1300, is the DeLamar Project.

Production

No project is producing.

Property Locations

The following map shows the locations of the three properties:

Property Overview

Overview

Overviews for BlackSheep and War Eagle are shown in the tables below.  All properties listed below are exploration stage. Information concerning our material property is located in this Item 4.D. under the heading "DeLamar Project".

BlackSheep District - Gold/Silver
Location	Idaho
Type and amount of ownership interests	100% owned by DeLamar Mining Company, an indirect wholly-owned subsidiary of the Company
Titles, mineral rights, leases or options and acreage	IDL metalliferous mineral leases in all or parts of the following sections: T4S,R5W; S.16,21,22,25-27,35; T4SR4W, S.30 totaling to approximately 2,520 acres. 187 unpatented lode mining claims (TP 1-16; EL 1-34; SH 1-34; SC 1-52; GG 1-21; DD 1-8; LD 1-6) totaling to approximately 3,740 acres.
Key permit conditions	Required permits in place for exploration
Mine types and mineralization styles	The nature of the mineralization and alteration in BlackSheep includes extensive sinter deposits surrounding centers of hydrothermal eruption breccia vents associated with high-level coliform banded amorphous to chalcedonic silica with highly anomalous gold, silver arsenic, mercury, antimony and selenium values. In addition to some preliminary rock chip sampling, Integra completed an extensive soil geochemistry grid over the BlackSheep District showing highly anomalous gold and silver trends over significant lengths.
Processing plants and other facilities	None

War Eagle Deposit - Gold/Silver
Location	Idaho
Type and amount of ownership interests	DeLamar Mining Company entered into an option agreement with Nevada Select Royalty, Inc., a wholly owned subsidiary of Gold Royalty Corp. to acquire Nevada Select's interest in a State of Idaho Mineral Lease encompassing the War Eagle gold-silver deposit situated 3 km east of Integra's Florida Mountain Deposit.
Titles, mineral rights, leases or options and acreage	Option Agreement to acquire State of Idaho mineral lease covering 108 unpatented lode mining claims (WES 1-66; WE 1-23, 25-35, 37-39) covering approximately 2,160 acres. Previously acquired the Carton Claim Group comprised of six patented mining claims covering 45 acres and located 750 m north of the State of Idaho lease. DeLamar also owns one IDL metalliferous minerals lease which totals approximately 551 acres and leases 58.334% interest in 7 patented mining claims.
Key permit conditions	Required permits in place for exploration
Mine types and mineralization styles	The War Eagle-Florida-DeLamar geological settings, all hosting low sulphidation epithermal gold-silver are genetically related to the same mineralization forming event that occurred roughly 16 million years ago. The local geology and ore mineralogy found within the low sulphidation epithermal veins on War Eagle Mountain are similar to the regimes found at DeLamar and Florida Mountain to the west. The key difference is the host rock. Historically mined gold and silver in high grade veins at War Eagle was predominately mined and hosted by late Cretaceous age granitic rock. Past production on these vein systems has outlined strike lengths in excess of 1 km and depth extents of up to 750 meters or more.
Processing plants and other facilities	None

DeLamar Project, Idaho

The DeLamar Project consists of the neighboring DeLamar Deposit and Florida Mountain Deposit.

The Company has not estimated mineral resources or mineral reserves in accordance with Regulation S-K 1300.  Information regarding estimated mineral resources or mineral reserves in accordance with NI 43-101 are not contained herein as such estimates were not made in accordance with Regulation S-K 1300; however, information from prior technical reports not in accordance with Regulation S-K 1300 are available for review under the Company's issuer profile on SEDAR at www.sedar.com or the Company's website but are not included herein or incorporated herein by reference.

Property Map for the DeLamar Project, Idaho, U.S.A.

Project Description, Location and Ownership

The DeLamar Project includes of 790 unpatented lode, placer, and millsite claims, and 16 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, that cover approximately 8,673 hectares (21,431 acres) in southwestern Idaho, about 80km (50 miles) southwest of Boise.  The property is approximately centered at 43°00′48"N, 116°47′35"W, within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine last operated by Kinross Gold Corporation ("Kinross").  The total annual land-holding costs are estimated to be $473,244. The book value of the Delamar Project and its associated plant and equipment is $ 43,726,871. All mineral titles and permits are held by DeLamar Mining Company ("DMC"), an indirect, 100% wholly owned subsidiary of Integra that was acquired from Kinross through the DeLamar Purchase Agreement in 2017.

Of the 284 unpatented claims acquired from Kinross, 101 are subject to a 2.0% NSR royalty payable to a predecessor owner. There are also eight lease agreements covering 33 patented claims and five unpatented claims that require NSR payments ranging from 2.0% to 5.0%.  The DeLamar Project includes 1,561 hectares (3,857.2 acres) under seven leases from the State of Idaho, which are subject to a 5.0% NSR production royalty plus annual payments of $27,282.

Kinross has retained a 2.5% NSR royalty (i.e. the "Kinross Royalty") that applies to those portions of the DeLamar Area claims that are unencumbered by the royalties outlined above.  The Kinross Royalty will be reduced to 1.0% upon Kinross receiving total royalty payments of C$10,000,000 ($7.4 million). The Kinross Royalty was subsequently purchased by Maverix on December 19, 2019.  Maverix was subsequently acquired by Triple Flag Precious Metals Corp. on January 19, 2023. DMC also owns mining claims and leased lands peripheral to the DeLamar Project described above.  These landholdings are not part of the DeLamar Project, although some of the lands are contiguous with those of the DeLamar and Florida Mountain claims and State Leases.

The principal access to the DeLamar Project is from U.S. Highway 95 and the town of Jordan Valley, Oregon, proceeding east on Yturri Blvd. from Jordan Valley for 7.6km (4.7 miles) to the Trout Creek Road.  It is then another 39.4km (24.5 miles) travelling east on the gravel Trout Creek Road to reach the DeLamar mine tailing facility and nearby site office building.  Travel time by automobile via this route is approximately 35 minutes.  Secondary access is from the town of Murphy, Idaho and State Highway 78, via the Old Stage Road and the Silver City Road.  Travel time by this secondary route is estimated to be about 1.5 hours.

Environmental Liabilities and Permitting

The 1977 - 1998 DeLamar open-pit mining operations included the DeLamar and Florida Mountain Areas.  The DeLamar Area mine facilities, specifically the historical Sommercamp and North DeLamar open pits, incorporate essentially all the historical underground mining features (adits and dumps) in the vicinity.  In the Florida Mountain Area, many historical underground mining features remain to the north of the historical Florida Mountain Area open pits and waste rock dump, and several of these historical underground mining features are located within the DeLamar Project, including collapsed adits, dumps, and collapsed structures.  None of these features have water discharging to the environment.

The DeLamar Project historical open-pit mine areas have been in closure since 2003.  While a substantial amount of reclamation and closure work has been completed to date at the site, there remain ongoing water-management activities, monitoring, and reporting.  A reclamation bond of $2,778,929 remains with IDL and $100,000 bond remains with IDEQ for ongoing reclamation activities. In addition, $631,400 bond remains with the United States Bureau of Land Management (“BLM”) for exploration activities and groundwater well installation on public lands. There are also reclamation bonds with the IDL in the total amount of $597,049 for exploration activities on IDL leased lands.

The DeLamar Project holds the following primary permits: two Plans of Operation ("PoO"), one with IDL and the BLM (PoO #248), and one with IDL (PoO #936).  In addition, DMC holds a Cyanidation Permit from the IDEQ, an Air Quality Permit from IDEQ, a Dam Safety Permit from the IDWR, and a 2015 Multi-Sector General Permit, Storm Water Permit, and a Ground Water Remediation Permit from the United States Environmental Protection Agency.

Integra is conducting a drilling program on patented and unpatented mining claims in the DeLamar and Florida Mountain Areas.  This drilling is being undertaken under a notification from IDL, as well as two notices filed with the BLM.  The exploration program recommended in the DeLamar Report includes proposed drilling in the Florida Mountain Area, as well as further drilling in the DeLamar Area.  This proposed work would necessitate a modification to the existing notification for drilling in the DeLamar Area, and a new notification for Florida Mountain Area drilling performed on patented claims.  A notice would need to be filed with the BLM if any of the recommended drilling is undertaken on unpatented claims.  Separate notices would be filed with the BLM for each of the DeLamar and Florida Mountain Areas of unpatented claims.

2022 in Review

Metallurgical Drilling:  The Company continued its metallurgical drilling program in 2022 and drilled a total of 1,831 m this year.

Condemnation Drilling:  The Company continued its condemnation drilling program in 2022 and drilled a total of 1,753 m this year.

Geotechnical Drilling:  The Company continued its geotechnical drilling program in 2022 and drilled a total of 283 m this year.

Permitting

On February 24, 2022, the Company announced that it received positive approval from the BLM through an environmental assessment authorizing an underground development and exploration drill program at the Florida Mountain Area.

In Q1 2022, Integra submitted the completed soils and cultural resources technical reports for baseline surveys completed in 2021 and received and started to address comments from the agencies on the aquatic resources and wildlife technical reports for baseline surveys completed in 2021.  Integra received agency approval on the proposed humidity cell testing program to support the geochemistry program with approval to begin the testing process.  Humidity cells were initiated in late February at ACZ Labs in Colorado and the first set of column test of samples were collected and tested at the end of April. Integra also received agency approval on the proposed groundwater hydrogeologic modeling work plan as well as the PM10 air quality management plan for 2022 and beyond.  The 2021 Meteorological Station annual report and the PM10 Q4 Data Summary Report was submitted in early February.

Integra completed Q1 surface water and groundwater sampling events in late January and early February.  Continued coordination with BLM, IDL, IDEQ, IDFG, IDWR, U.S. Army Corps of Engineers and OEMR on project studies and proposed timelines including:

  Baseline Geochemical Characterization - Data Analysis and Interpretation for MWMP and HCT Sample Selection meeting and submittal of memo to BLM;
  Wildlife aerial raptor nest surveys/protocols;
  Cultural resource inventory data for use in site and exploration planning;
  Mine features revisions with all contractors for the 2022 surveys including revisions to plans of study for all resources;
  Visual resources inventory data from BLM to be used in future visual resource analysis, and;
  Signed Conflict of Interest MOU for SWCA's independent teams to assist with greater sage grouse mitigation coordination.

In Q2 2022, Integra continued to address comments from the agencies on the aquatic resources and wildlife technical reports related to the baseline surveys completed in 2021.  The End of Fish Point Studies for surface waters including macroinvertebrates was initiated in June and completed in early July. The Geochemistry program continued for the second quarter of 2022 with analysis from the humidity cells and MWMP, ABA and NAG testing being reviewed and prepared for a presentation to the agencies and NEPA Third Party Contractor in Q3 and proposal of select Q4 humidity cell termination as soon as the cells have stabilized. Integra advanced the groundwater hydrogeologic model by installing Vibrating Wire Piezometers in select Metallurgical drill holes to monitor groundwater elevations below proposed pits and is beginning data refinement for underground workings, surface stream flows and springs, geology and large scale faulting in Q3.  Comments from the 2021 Meteorological Station annual report and the PM10 Q4 Data Summary Report were received from the agencies and Integra is addressing the comments and preparing for submittal back to the agencies.

Integra completed a new SPCC Plan for the site after the installation of the new fuel tanks, keeping us in compliance with all regulatory agencies. Integra permitting personnel met with IDEQ in the field to conduct an inspection of the LAT site and all facilities associated with the Cyanidation Permit. Integra will be requesting changes in the current monitoring program at the LAT site during Q3 and Q4 based on feedback from IDEQ personnel. Integra completed Q2 surface water and groundwater sampling events in late April and May.  Integra continued coordination with IDEQ, BLM, IDL, IDWR, U.S. Army Corps of Engineers and OEMR on select 2022 project studies and proposed timelines.  Other items of coordination include:

  Baseline Geochemical Characterization - Data Analysis and Interpretation for MWMP and HCT Program;
  Species dependent Wildlife surveys were conducted for amphibians and targeted raptor nests;
  Reconciliation activities and engagement with State or Federal agency for surface exploration activities between 2018 - 2022;
  Cultural resource inventory data for use in site and exploration planning, and;
  Updating study areas based on mine features revisions with select contractors for 2022 surveys;

The Geochemistry program continued for the third quarter of 2022 with analysis from the humidity cells and Meteoric Water Mobility Procedures ("MWMP"), Acid Based Accounting ("ABA") and Net Acid Generating ("NAG") testing being reviewed and prepared for a presentation to the agencies and National Environmental Policy Act ("NEPA") Third Party Contractor.  The aforementioned meeting was held in July and the interim Humidity Cell Testing and the MWMP test results were discussed.  Data interpretations, proposed modeling data gaps as well as next steps for the program were proposed with respect to humidity cell testing and specific cell termination procedures in preparation of Q4 results.

Integra advanced the groundwater hydrogeologic model by adding geology and large scale faulting, soils and surface soil water balance to the model constraints, as well as conducting the initial run on the geologic model. Continued monitoring of the Vibrating Wire Piezometers installed in select Metallurgical drill holes to monitor groundwater elevations below the proposed pits is being used to begin data refinement for underground workings and surface stream flows to further refine the model parameters. Comments from the 2021 Meteorological Station annual report and the Particulate Matter Q4 Data Summary Report were received from the agencies and Integra prepared and submitted a response to the comments in October.

Integra continued work on water rights transfers and potential groundwater or surface water locations to be use for future exploration and groundwater well drilling activities as well as conducted coordination with U.S. Geological Survey ("USGS") and U.S. Army Corps of Engineers ("USACE") on the USGS Gaging Station along Jordan and preparation for weir rehabilitation for monitoring water in Jordan Creek basin and engaged Idaho Department of Water Resources ("IDWR")on historic water rights and points of diversion and usage. Remaining vegetation sensitive plant, soils and cultural resource studies were completed for areas all areas that were included in the latest version of the proposed mine features. Integra completed Q3 surface water and groundwater sampling events in late July and submitted Q2 quarterly report to the agencies.  Integra continued coordination with IDEQ, BLM, IDL, IDWR, USACE and Idaho Office of Energy and Mineral Resources on select 2022 project studies and proposed timelines.

Other items of coordination include:

  Vegetation and mammal annual sampling for Idaho Department of Environmental Quality ("IDEQ") water quality reporting to be submitted in early 2023
  Submittal of drill plan for drilling on historic stockpiles/dumps to Idaho Department of Lands
  Submittal of revised Plan of Operations Amendment for the Stone Cabin Mine Plan - for Geotech and Condemnation Drilling
  Submittal of revised Plan of Operations Amendment for the DeLamar Silver Mine Plan - for Geotech and Condemnation Drilling
  Coordination of Ethnographic Study with Westland
  Coordination on collecting surface water flow measurements for surface water calibrations
  Submittal of and acceptance of reconciliation reporting by Idaho Department of Lands on disturbances associated with private lands 2018-2020
  Developed Noxious weed Management Plan
  Developed Environmental Measures for Drilling Plan Standard Operating Procedures

In Q4 2022, Integra finalized comments from the agencies on the baseline survey technical reports that were completed in 2021.  The Geochemistry program continued for the fourth quarter of 2022 with humidity cell testing and sample analysis. Comments from the 2021 Meteorological Station annual report and the PM10 Q4 Data Summary Report were completed in Q4 with the addition of a meteorological monitoring station at Florida Mountain to better define site climatology in support of hydrogeologic modeling efforts.

A presentation was conducted in November to the agencies on the interpreted of data from the first 32 weeks of humidity cells data for Meteoric Water Mobility Procedures, Acid Based Accounting and Net Acid Generating.  The presentation was followed up by the submittal of a request to the agency, requesting termination of 13 of the 37 humidity cells currently in testing. Termination was granted for ten of the 13 cells submitted with the second batch of terminations to be requested after 52 weeks or the end of February 2023.  Integra plans on submitting the next request for termination of cells after week 52 of testing.

Integra advanced the groundwater hydrogeologic model by continued refinement of the geologic model and calibration to measured water levels in the site groundwater wells. Additional discretization and refinement around geology and large-scale faults, soils and surface soil water balance will be ongoing through Q1/Q2 2023. Continued monitoring of 2022 installed Vibrating Wire Piezometers ("VWPs") in select metallurgical and exploration drill holes throughout the site to monitor groundwater elevations below the proposed pits in proximity to underground workings and surface stream flows to further refine the model parameters.

Integra initiated work on the Mine Plan of Operations ("MPO"); which is scheduled to be submitted in Q4 2023, by hosting an initial kick off meeting in late October and a subsequent detailed design, planning and delivery meeting in December with Integra's engineering and permitting departments.  Included in these meetings were all of the critical team members from permitting and engineering subconsultants that are expected to play a major role in the development and submittal of the MPO in Q4 2023.  The focus of these meetings was to identify critical factors of the mine plan and assign responsible parties and timelines around each of the critical factors needed for the submittal.

Integra continued work on water rights and potential groundwater or surface water locations to be use for future site makeup water. Conducted coordination with subconsultants on the USGS Gaging Station along Jordan and preparation for weir rehabilitation and basin water monitoring. Integra completed Q4 surface water and groundwater sampling events in early October and submitted Q3 quarterly report to the agencies.  Integra continued coordination with IDEQ, BLM, IDL, IDWR, U.S. Army Corps of Engineers and Idaho Office of Energy and Mineral Resources ("OEMR") on select 2022 project studies as well as planning for 2023.

Engineering/Metallurgical Work

Engineering focuses in the second quarter of 2022 included drill planning, metallurgical data reviews, water management support, and supporting budgeting and financing efforts. Condemnation and Geotechnical drilling layout for the development rock storage facilities (the "DRSF"), heap leach pads, and processing facilities was completed including pad and access locations. The Florida Mountain DRSF was relocated based on new exploration targets. Detailed reviews of the metallurgical data continued, including minerology, CN/FA versus head assays, inventories of available material, and general data organization. Flotation and grind work continued on the Albion composites. Water Management support consisted primarily of a draft Operating and Maintenance manual, generating engineering drawings, planning and bid requests for an upgrade of the control system, and developing a preventative maintenance program.

Third quarter efforts for the engineering group were largely focused on geotechnical and condemnation drilling to confirm facility locations for the Mine Plan of Operations submittal. Both programs will likely continue into 2023 depending on permitting and weather conditions. A request for quote for the power supply study was also drafted in Q3 and will be sent to prospective bidders in Q4. A project update was presented at the SME Nevada Mineral Processors Division conference.

Metallurgical work and coordination with the geology team progressed in Q3 as both groups continue to improve the understanding of the deposit, ensure the best use of available data and materials, and to identify gaps. It was discovered that several DeLamar drill holes crossed recovery zone boundaries. These composites were re-allocated, and the recovery model updated. Significant, overall impacts to the Project are not anticipated from this work. Several bottle roll tests and column leach tests were initiated from both deposits to better define the metallurgical boundaries, and to de-risk the recovery model. On the Albion front, individual composites from the master composites saw basic minerology analysis and variability flotation testing to better understand these materials before shelving the program, with results pending. Testing specific to the Albion process is on hold indefinitely.

Site support efforts included drafting an operating & maintenance manual for water management and treatment systems. Developing preventative maintenance programs, engineering drawings, SOP's, and bids for future control system upgrades were part of this effort.

Work began on the MPO in the fourth quarter of 2022. Kick off meetings where held and controls put in place. Major engineering efforts included the development of pit shells using parameters specific to the MPO.  Geochemistry and PAG management were identified as major focuses for future designs, along with site wide water management strategies. Legacy water management data and maps were provided to the MPO team in conjunction with Site Operations and Permitting teams.

Geotechnical drilling was conducted on private lands and BLM lands to support facility locations for the MPO. Sources of construction materials was also identified, including regional geology and historical data reviews for sand and gravel, and drilling of potential clay borrow locations for construction and reclamation. A meeting was held with Owyhee County to further discuss the potential use of Cow Creek Road. The Heap Leach Solutions conference in Reno was attended and a project update was presented at the Idaho Mining Conference.

Q4 2022 metallurgical work included a review of the recovery models based on updated oxidation logging. Planned variability flotation testwork was completed on the Sullivan Gulch Albion composites. Additional cyanide shake data was added to the DeLamar database to better define that deposit and bolster the recovery model. Several column composites from DeLamar were started to investigate a finer crush size, as was done for Florida Mountain previously. Additional bottle roll variability tests ("BRT") were also completed on DeLamar materials to better define the ore body. BRTs were also started on a number of composites from the North DeLamar backfill drilling. This Metallurgical testwork on DeLamar materials will also help inform the extent to which the various historical zones of DeLamar need to remain separated in the recovery models. Two column leach residues from Florida Mountain testing were re-crushed from 2 inch to ½ inch to improve coverage of the heap leach recovery model.

Social and Environmental

Over the course of 2022 Integra continued to engage with its stakeholder base guided by the Company's External Stakeholder Plan ("ESP"). The ESP outlines how Integra addresses stakeholders, community impacts, risks and opportunities associated with activities related to the DeLamar Project, and sets out to achieve its goals by:

  Engaging in meaningful, regular dialogue with stakeholders about Project activities and plans, resulting in the development of lasting, meaningful relationships with stakeholders;
  Managing, limiting and mitigating negative impacts to the community from the Project;
  Maintaining an effective feedback & grievance mechanism to manage risks to the business and community through responsive and fair resolution of feedback and/or grievances, and;
  Sharing benefits with and contributing positively to the local community in line with business objectives, as well as community needs and priorities.

In 2022, Integra engaged with over ~6,200 stakeholders, and made over $100,000 in direct investments into its local communities. The top four categories of stakeholders engaged were civic/nonprofit organizations, local residents, educational institutions, and Company employees. 79% of engagements took place in person, followed by 17% videoconference, allowing the Company to remain engaged with stakeholders who are geographically dispersed.

Integra continued to prioritize engagement with Tribal Nations with current and/or ancestral ties to the lands surrounding the DeLamar Project. These meetings are in addition to the Government to Government meetings held throughout various stages of project development. The Company has continued to work towards the collaborative implementation of a Cultural Monitoring Program with input and representation from several Tribal Nations.

The Company published its second annual Sustainability Report in Q4 2022. In preparation for this Sustainability Report, Integra conducted an inaugural materiality assessment (the "Materiality Assessment"). The Materiality Assessment is an analysis and validation process to define the topics that reflect the Company's significant economic, environmental and social impacts, or ones that substantively influence the assessments and decisions of its stakeholders. To ascertain these topics, the external relations team used interviews and surveys to identify what is relevant or significant for stakeholders and therein defined the topics that have the highest potential impact for Integra and the people, businesses and ecosystems the Company interacts with.

Water treatment operations followed their regular course at the DeLamar Project, and no material environmental or health and safety incidents were reported for the year.

History

Total production of gold and silver from the DeLamar Project area is estimated to be approximately 1.3 million ounces of gold and 70 million ounces of silver from 1891 through 1998, with an additional but unknown quantity produced at the DeLamar mill in 1999.  From 1876 to 1891, an estimated 1.025 million ounces of gold and 51 million ounces of silver were produced from the original De Lamar underground mine and the later DeLamar open-pit operations.  At the Florida Mountain Area, nearly 260,000 ounces of gold and 18 million ounces of silver were produced from the historical underground mines and late 1990s open-pit mining.

Mining activity began in the area of the DeLamar Project when placer gold deposits were discovered in early 1863 in Jordan Creek, a short distance upstream from what later became the town site of De Lamar.  During the summer of 1863, the first silver-gold lodes were discovered in quartz veins at War Eagle Mountain, to the east of the Florida Mountain Area, resulting in the initial settlement of Silver City.  Between 1876 and 1888, significant silver-gold veins were discovered and developed in the district, including underground mines at De Lamar Mountain and the Florida Mountain Area.  A total of 553,000 ounces of gold and 21.3 million ounces of silver were reportedly produced from the De Lamar and Florida Mountain Area underground mines from the late 1800s to early 1900s.

The mines in the district were closed in 1914, following which very little production took place until gold and silver prices increased in the 1930s.  Placer gold was again recovered from Jordan Creek from 1934 to 1940, and in 1938 a 181 tpd flotation mill was constructed to process waste dumps from the De Lamar underground mine.  The flotation mill reportedly operated until the end of 1942.  Including the Florida Mountain Area, the De Lamar - Silver City area is believed to have produced about 1 million ounces of gold and 25 million ounces of silver from 1863 through 1942.

During the late 1960s, the district began to undergo exploration for near-surface bulk-mineable gold-silver deposits, and in 1977 a joint venture operated by Earth Resources Corporation ("Earth Resources") began production from an open-pit, milling and cyanide tank-leach operation at De Lamar Mountain, known as the DeLamar mine.  In 1981, Earth Resources was acquired by the Mid Atlantic Petroleum Company ("MAPCO"), and in 1984 and 1985 the NERCO Mineral Company ("NERCO") successively acquired the MAPCO interest and the entire joint venture to operate the DeLamar mine with 100% ownership.  NERCO was purchased by the Kennecott Copper Corporation ("Kennecott") in 1993.  Two months later in 1993, Kennecott sold its 100% interest in the DeLamar mine and property to Kinross, and Kinross operated the mine, which expanded to the Florida Mountain Area in 1994.  Mining ceased in 1998, milling ceased in 1999, and mine closure activities commenced in 2003.  Closure and reclamation were nearly completed by 2014, as the mill and other mine buildings were removed, and drainage and cover of the tailing facility were developed.

Total open-pit production from the DeLamar Project from 1977 through 1998, including the Florida Mountain Area operation, is estimated at approximately 750,000 ounces of gold and 47.6 million ounces of silver, with an unknown quantity produced at the DeLamar mill in 1999.  From start-up in 1977 through to the end of 1998, open-pit production in the DeLamar Area totaled 625,000 ounces of gold and about 45 million ounces of silver.  This production came from pits developed at the Glen Silver, Sommercamp - Regan (including North and South Wahl), and North DeLamar areas.  In 1993, the DeLamar mine was operating at a mining rate of 27,216 tonnes (30,000 tons) per day, with a milling capacity of about 3,629 tonnes (4,000 tons) per day.  In 1994, Kinross commenced open-pit mining at the Florida Mountain Area while continuing production from the DeLamar mine.  The ore from the Florida Mountain Area, which was mined through 1998, was processed at the DeLamar facilities.  Florida Mountain Area production in 1994 through 1998 totaled 124,500 ounces of gold and 2.6 million ounces of silver.

Geological Setting and Mineralization

The DeLamar Project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River - Steens flood-basalt province and the west margin of the Snake River Plain.  The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of mid-Miocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows and tuffs, developed on an eroded surface of Late Cretaceous granitic rocks.

The DeLamar mine area and mineralized zones are situated within an arcuate, nearly circular array of overlapping porphyritic and flow-banded rhyolite flows and domes that overlie cogenetic, precursor pyroclastic deposits erupted as local tuff rings.  Integra interprets the porphyritic and banded rhyolite flows and latites as composite flow domes and dikes emplaced along regional-scale northwest-trending structures.  At the Florida Mountain Area, flow-banded rhyolite flows and domes cut through and overlie a tuff breccia unit that overlies basaltic lava flows and Late Cretaceous granitic rocks.

Gold-silver mineralization occurred as two distinct but related types: (i) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite and to a lesser degree in the overlying felsic volcanic units; and (ii) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veins that are individually continuous for only a few meters/feet laterally and vertically, and of mainly less than 1.3cm (0.5 inches) in width - predominantly hosted in the rhyolites and latites peripheral to and above the quartz-filled fissures.  This second style of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain Area operations, hosted primarily by the felsic volcanic units.

The fissure veins mainly strike north to northwest and are filled with quartz accompanied by variable amounts of adularia, sericite or clay, ± minor calcite.  Vein widths vary from a few centimeters to several meters, but the veins persist laterally and vertically for as much as several hundreds of meters.  Principal silver and gold minerals are naumannite, aguilarite, argentite, ruby silver, native gold and electrum, native silver, cerargyrite, and acanthite.  Variable amounts of pyrite and marcasite with very minor chalcopyrite, sphalerite, and galena occur in some veins.  Gold- and silver-bearing minerals are generally very fine grained.

Deposit Type

Based upon the styles of alteration, the nature of the veins, the alteration and vein mineralogy, and the geologic setting, the gold and silver mineralization at the DeLamar Project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model.  This model has its origins in the De Lamar - Silver City district, where it was first developed by Lindgren (1900) based on his first-hand studies of the veins and altered wallrocks in the De Lamar and Florida Mountain mines.  Various vein textures, mineralization, and alteration features, and the low contents of base metals in the district are typical of what are now known as low-sulfidation epithermal deposits world-wide.  The host-rock setting of mineralization at the DeLamar Project is similar to the simple model shown in the figure below, with the lower basalt sequence occupying the stratigraphic position of the volcano-sedimentary rocks shown below.  The Milestone portion of the district appears to be situated within and near the surficial sinter terrace in this model.

Schematic Model of a Low-Sulfidation Epithermal Mineralizing System

Many other deposits of this class occur within the Basin and Range province of Nevada, and elsewhere in the world.  Some well-known low-sulfidation epithermal gold and silver properties with geological similarities to the DeLamar Project include the past-producing Rawhide, Sleeper, Midas, and Hog Ranch mines in Nevada.  The Midas district includes selenium-rich veins similar to, but much richer in calcite, than the veins known in the DeLamar Project.  At both the DeLamar Project and Midas, epithermal mineralization took place coeval with rhyolite volcanism, and shortly after basaltic volcanism, during middle Miocene time.

Exploration

Exploration work other than drilling has included topographic and geophysical surveys, airborne magnetic surveys, IP/Resistivity surveys, rock and soil geochemical sampling, geologic mapping, database development and checking and cross-sectional geologic modelling.

Drilling

2,836 holes, for a total of 337,268m (1,106,522 feet), were drilled by Integra and various historical operators at the DeLamar and Florida Mountain Areas.

The historical drilling was completed from 1966 to 1998 and includes 2,625 holes for a total of 275,790m (904,821 feet) of drilling.  Most of the historical drilling was done using RC and conventional rotary methods; a total of 106 historical holes were drilled using diamond-core ("core") methods for a total of 10,845m (35,581 feet).  Approximately 74% of the historical drilling was vertical, including all historical conventional rotary holes.  At DeLamar, a significant portion of the total meterage drilled historically was subsequently mined during the open-pit operations.

Integra commenced drilling in 2018.  As of the end of December 2020, Integra had drilled a total of 60 RC holes, 140 core holes, and 11 holes commenced with RC and finished with core tails, for a total of 61,478 meters (201,699 feet) in the DeLamar and Florida Mountain Areas combined.  All but one of the Integra holes were angled.  Integra's drilling continued through 2021.

Of the historical holes for which the drilling method is known, 602 of the DeLamar Area holes were drilled by RC, 438 by conventional rotary, and 60 were core holes.  74% of the historical holes in the DeLamar Area were vertical.  At the Florida Mountain Area, 961 of the historical holes were drilled by RC methods, 58 by conventional-rotary methods, and 46 by diamond core methods; less than 10% of the historical holes were vertical.  None of the conventional rotary holes were angled in either area.  A combined total of 106 holes were drilled using core methods for a total of 10,822m (35,505 feet), or 3.9% of the overall meterage drilled.  The median down-hole depth of all historical holes in the DeLamar Area is 91m (298.6 feet), and the median depth in the Florida Mountain Area is 123m (403.5 feet).

Down-hole contamination is always a concern with holes drilled by rotary (RC or conventional) methods.  Contamination occurs when material originating from the walls of the drill hole above the bottom of the hole is incorporated with the sample being extracted at the bit face at the bottom of the hole.  The potential for down-hole contamination increases substantially if significant water is present during drilling, whether the water is from in-the-ground sources or injected by the drillers.  Conventional rotary holes, in which the sample is returned to the surface along the space between the drill rods and the walls of the drilled hole, are particularly susceptible to down-hole contamination, although these concerns are limited at the DeLamar project due to the shallow depths and vertical orientation of the rotary holes, and the fact that a significant quantity of the rotary data was mined out during the historical mining operations.

Some of the drill-hole logs reviewed by a third party engineering firm were found to have notations as to the presence of water during drilling, as well as occasional comments concerning drilling difficulties and sample sizes.  Integra therefore comprehensively compiled sample quality information from the historical drill logs, and this information.

There is a complete lack of down-hole deviation survey data for the historical holes in the DeLamar Area database, and the Florida Mountain Area database includes deviation data for 33 RC and four core holes.  While the paucity of such data is not unusual for drilling done prior to the 1990s, the lack of deviation data contributes a level of uncertainty as to the exact locations of drill samples at depth.  However, in the DeLamar Area these uncertainties are mitigated to a significant extent by the vertical orientation of three-quarters of the drill holes, the generally shallow down-hole depths, and the likely open-pit nature of any potential future mining operation that is based in part on data derived from the historical holes.  Such uncertainties, while still minor, are more pronounced in the Florida Mountain Area, where about 80% of the historical holes were inclined, and the holes were generally slightly longer than those in the DeLamar Area.  In consideration of the fact that any potential future mining operation that would rely in part on the reliability of the historical drill data would entail open-pit methods, the potential inaccuracies in the locations of drill samples imparted by the lack of down-hole surveys is not considered to be a material issue.

Down-hole lengths of gold and silver intercepts derived from vertical holes, which were almost exclusively historical holes, can significantly exaggerate true mineralized thicknesses in cases where steeply dipping holes intersect steeply dipping mineralization, for example in portions of the Sommercamp area.

The overwhelming majority of sample intervals in the DeLamar and Florida Mountain Area databases have a down-hole length of 1.52m (5.0 feet).

Sampling, Analysis and Data Verification

Integra Sampling, Analysis and Data Verification

Integra's RC and core samples were transported by the drilling contractor or Integra personnel from the drill sites to Integra's logging and core cutting facility at the DeLamar mine on a daily basis.  The RC samples were allowed to dry for a few days at the drill sites prior to delivery to the secured logging and core-cutting facility.

The 2018, 2019 and 2020 core sample intervals were sawn lengthwise mainly into halves after logging and photography by Integra geologists and technicians in the logging and sample storage area.  In some cases, the core was sawed into quarters.  Sample intervals of either ½ or ¼ core were placed in numbered sample bags and the remainder of the core was returned to the core box and stored in a secure area on site.  Core sample bags were closed and placed in a secure holding area awaiting dispatch to the analytical laboratory.

All of Integra's rock, soil and drilling samples were prepared and analyzed at American Assay Laboratories ("AAL") in Sparks, Nevada.  AAL is an independent commercial laboratory accredited effective December 1, 2020 to the ISO/IEC Standard 17025:2017 for testing and calibration laboratories.  The drilling samples were transported from the DeLamar mine logging and sample storage area to AAL by Integra's third-party trucking contractor.

The soil samples were screened to -80 mesh for multi-element analysis at AAL.

The same principal analytical methods were used at AAL for both soil and surface-rock samples collected by Integra.  Gold was determined by fire-assay fusion of 60-gram (2.12-ounce) aliquots with an inductively coupled plasma optical-emission spectrometry ("ICP") finish.  Silver and 44 major, minor and trace elements were determined by ICP and mass spectrometry ("ICP-MS") following a 5-acid digestion of 0.5-gram (0.018-ounce) aliquots.  Rock samples that assayed greater than 10 g Au/t were re-analyzed by fire-assay fusion of 30-gram (1.06-ounce) aliquots with a gravimetric finish.  Samples with greater than 100 g Ag/t were also re-analyzed fire-assay fusion of 30-gram aliquots with a gravimetric finish.  Some rock samples were analyzed for gold using a metallic-screen fire assay procedure.

RC samples from the 2018 and 2019 drilling were dried upon arrival at AAL's Reno facility.  The dry samples were crushed to a size of -6 mesh and then roll-crushed to -10 mesh.  One-kilogram (2.205-pound) splits of the -10-mesh materials were pulverized to 95% passing -150 mesh.  Sixty-gram aliquots of the one-kilogram pulps were analyzed at AAL for gold mainly by fire-assay fusion with an ICP finish.  Silver and 44 major, minor, and trace elements were determined by ICP and ICP-MS following a 5-acid digestion of 0.5-gram aliquots.  Samples that assayed greater than 10 g Au/t were re-analyzed by fire-assay fusion of 30-gram aliquots with a gravimetric finish.  Samples with greater than 100 g Ag/t were also re-analyzed fire-assay fusion of 30-gram aliquots with a gravimetric finish.  Selected RC samples were analyzed for gold using a metallic-screen fire assay procedure.

Integra's 2018, 2019 and 2020 core samples were prepared and assayed at AAL for gold, silver, and multi-elements using the identical methods used for Integra's RC samples.

Integra Quality Assurance/Quality Control Programs

Coarse blank material, certified reference materials ("CRMs"), and RC field duplicates were inserted into the drill-sample streams as part of Integra's quality assurance/ quality control procedures.  The blank material consisted of coarse fragments of basalt that was inserted approximately every 10th sample.  Commercial CRMs were inserted as pulps at a frequency of approximately every 10th sample.

Integra's sample preparation and analyses were performed at a well-known certified laboratory.

Data Verification

The historical portions of the current drill-hole databases for the DeLamar and Florida Mountain Areas were created by a third party engineering firm using original DeLamar mine digital database files, and this information was subjected to extensive verification measures by both that engineering firm and Integra.  The Integra portions of the drill-hole databases were directly created by the engineering firm using original digital analytical certificates in the case of the assay tables and checking against original digital records in the case of the collar and down-hole deviation tables.

Mineral Processing and Metallurgical Testing

Useful information with respect to mineral processing of DeLamar Area gold-silver mineralization by milling and subsequent cyanide leaching is derived from mill production records from the historical open-pit mining operations from 1977 through to the end of 1992.  All ore during this time period was mined from the DeLamar Area and was processed by crushing, grinding, and cyanide leaching, followed by precipitation with zinc dust and in-house smelting of the precipitate to produce silver-gold doré.  After leaching, the solids were concentrated in a series of five thickening tanks and then pumped to a tailing impoundment.  During mine closure the tailing were partially dewatered and capped with layers of clay and soil as part of the mine reclamation program.

The DeLamar Area produced 421,300 ounces of gold and about 26 million ounces of silver from 1977 through 1992 from 11.686 million tonnes of ore processed with average mill head grades of 1.17 grams Au/t and 87.1 grams Ag/t.  The data relied upon indicated mill recoveries during the first 15 years of mine operation averaged 96.2% for gold and 79.5% for silver.  It should be noted that Elkin (1993) surmised that, "Based on historical records and laboratory testing, the metallurgical recovery of gold is projected to be about 94 percent and 77 percent for silver."

Metallurgical testing by Integra, generally conducted at McClelland Laboratories during 2018 through 2021, has been used to select preferred processing methods and estimate recoveries for oxide, mixed and non-oxide mineralization from both the DeLamar and Florida Mountain Area.  Composites were selected to evaluate effects of area, depth, grade, oxidation, lithology, and alteration on metallurgical response.

Bottle-roll and column-leach cyanidation testing on drill core composites from both the DeLamar and Florida Mountain Area and on bulk samples from the DeLamar Area have shown that the oxide and mixed material types from both deposits can be processed by heap-leach cyanidation.  These materials generally benefit from relatively fine crushing to maximize heap-leach recoveries and a feed size of 80% -12.7mm (0.5 inches) was selected as optimum.  Expected heap-leach gold recoveries for the oxide mineralization from both deposits (DeLamar and Florida Mountain Area) are consistently high (70% - 89%).  Heap leach gold recoveries for the mixed mineralization are expected to average 72% for the Florida Mountain Area and to range from 45% to 63% for the DeLamar Area.  Heap leach silver recoveries from the Florida Mountain Area oxide and mixed materials are expected to average 49% and 47%, respectively.  Expected heap-leach silver recoveries from the DeLamar Area material are highly variable (11% to 74%), but generally low.  A significant portion of the DeLamar Area oxide and mixed mineralization will require agglomeration pretreatment using cement, because of elevated clay content.  None of the Florida Mountain Area heap-leach material is expected to require agglomeration.

Metallurgical testing (primarily flotation and agitated cyanidation) has shown that the DeLamar Area non-oxide materials respond well to flotation at a moderate grind size (150 microns) for recovery of gold and silver to a flotation concentrate.  The resulting flotation concentrate responds well to cyanide leaching after very fine regrinding (20 microns) for recovery of contained silver.  Some gold is also recovered by cyanide leaching of the reground flotation concentrate, but those recoveries generally are low.  Mineralogical examination and metallurgical testing have shown that these materials contain significant amounts of gold that are locked in sulfide mineral particles, which require oxidative pretreatment of sulfide minerals (such as the Albion process) for liberation of gold before high cyanidation gold recoveries can be obtained.  Expected recoveries from the DeLamar Area non-oxide mineralization in the planned mill circuit, consisting of grinding, flotation concentrate regrinding and cyanide leach, range from 28% to 39% for gold and from 64% to 87% for silver.

Metallurgical testing has shown that the non-oxide mineralization from the Florida Mountain Area responds well to upgrading by flotation at a moderate grind size (150 microns) and cyanidation gold and silver recoveries from the resulting concentrates can be maximized by very fine regrinding (20 microns).  In contrast to the DeLamar Area non-oxide materials, oxidative pretreatment of contained sulfide minerals is not required to achieve high cyanidation gold recoveries from the Florida Mountain Area non-oxide feeds.  Recoveries expected from the Florida Mountain Area non-oxide mineralization in the planned mill circuit vary with feed grade, but generally are high, with maximum recoveries of 87% gold and 77% silver.

The relevant author of the DeLamar Report has reviewed the historical metallurgical studies and the metallurgical studies conducted during 2018 through 2021 and concluded that the samples used during the 2018 through 2021 metallurgical studies are reasonably representative considering both the stage of the DeLamar Project development and the magnitude of the testing completed as of the effective date of the DeLamar Report.  However, further testwork of samples collected from portions of the deposit, particularly those displaying high degrees of variability in metallurgical response, will be needed as the DeLamar Project advances.  Other than as discussed herein and in the DeLamar Report, the relevant author of the DeLamar Report is not aware of any processing factors or deleterious elements that could have a significant effect on the potential economic extraction.

Mining Operations

The Company considered open-pit mining of the DeLamar and Florida Mountain Areas.  Mining will utilize 23-cubic meter (30-cubic yard) hydraulic shovels along with 13-cubic meter (16.7-cubic yard) loaders to load 136-tonne capacity haul trucks.  The haul trucks will haul waste and ore out of the pit and to dumping locations.  Due to the length of ore hauls, the ore will be stockpiled near the pits followed by loading into a Railveyor system which will convey the ore into a crusher.  The Railveyor system will be supplemented with haul trucks on an as needed basis.

Waste material will be stored in waste-rock storage facilities ("WRSFs") located near each of the Florida Mountain and DeLamar Areas, as well as backfilled into pits where available.  The exception is the Milestone pit, from which waste material will be fully utilized for construction material for the tailing storage facility ("TSF").

Production scheduling was completed using Geovia's MineSched™ (version 2021) software.  The production schedule considers the processing of DeLamar and Florida Mountain Area oxide and mixed material by crushing and heap leaching, with some of the DeLamar Area material requiring agglomeration prior to leaching.  DeLamar and Florida Mountain Area non-oxide material would be processed using flotation followed by cyanide leaching of the flotation concentrate.

An autonomous Railveyor light-rail haulage system will be used to transport ore from the open pits to the crusher facility.  Utilizing the Railveyor system allows the opportunity to realize cost savings compared to typical truck haulage.  This system, in conjunction with the planned solar and liquid natural gas electrical microgrid will reduce the overall fuel consumption and carbon footprint of the DeLamar Project.

The production schedule was used along with additional efficiency factors, performance curves, and productivity rates to develop the first-principal hours required for primary mining equipment to achieve the production schedule.  Primary mining equipment includes drills, loaders, hydraulic shovels, and haul trucks.  Support, blasting, and mine maintenance equipment will be required in addition to the primary mining equipment.

Processing and Recovery Operations

Processing

The Company envisions the use of two process methods for the recovery of gold and silver:

1. Lower-grade oxide and mixed materials will be processed by crushed-ore cyanide heap leaching; and

2. Non-oxide material will be processed using grinding followed by flotation, and very fine grinding of flotation concentrate for agitated cyanide leaching.

Heap-leach and milling ores will be coming from both the Florida Mountain and DeLamar Areas.  Pregnant solutions from the heap-leach operation and from the milling operation will be processed by the same Merrill-Crowe zinc cementation plant.  Processing will start with heap leaching in the first two years of operation.  Milling of higher-grade non-oxide ore will start in the third year of operation.

Both Florida Mountain and DeLamar Area oxide and mixed ore types have been shown to be amenable to heap-leach processing following crushing.  Material will be crushed in three stages to a nominal size of 80% finer than (P80) 12.7-millimeter (0.5 inches), at a rate of 35,000 tpd.  About 45% of DeLamar Area ore is expected to require agglomeration.

Crushed and prepared ore will be transferred to the heap-leach pad using overland conveyors and stacked on the heap using portable or grasshopper conveyors and a radial stacking system.  Pregnant leach solution will be collected at the base on the heap leach and transferred to the Merrill-Crowe processing plant for recovery of precious metals by zinc precipitation.  The precipitate will be filtered, dried, and smelted to produce gold and silver doré bullion for shipment off site.

The milling process will start with primary crushing of the ore to a nominal P80 of 120 millimeter (4.72 inches), followed by grinding in a SAG mill-ball mill circuit to a P80 of 150 microns.  The ball mill discharge will be pumped to hydrocyclones, with the hydrocyclone overflow advancing to flotation and the underflow returning to the ball mill. The mill will have a nominal capacity of 6,000 tpd.

The flotation circuit will produce a sulfide concentrate that will recover gold and silver from the ore.  This flotation concentrate will be reground to a nominal P80 of 20 microns before being leached in agitated leach tanks.  Pregnant solution will be separated using a CCD circuit that employs dewatering cyclones and thickeners.  The pregnant solution is then sent to the Merrill-Crowe plant and gold smelting facility to produce gold and silver doré bullion.

The flotation tailing stream will be thickened and pumped to the tailing storage facility.  The concentrate leach residue will be sent to cyanide destruction, then stored in a separate concentrate leach tailing storage facility.

Recovery

The oxide and mixed recoveries assume crushed heap leaching for oxide and mixed material, and flotation milling for non-oxide material.  Florida Mountain Area non-oxide material uses recovery Equation  and Equation  to estimate the recoveries based on gold and silver grades respectively.

DeLamar and Florida Mountain Area Recoveries

	Oxide		Mixed		Non-Oxide
Recoveries by Area	Au	Ag	Au	Ag	Au	Ag
Florida Mountain	89%	49%	72%	47%	Eq. 1	Eq. 2
Sullivan Gulch	86%	20%	61%	39%	38%	73%
DeLamar	78%	11%	61%	42%	39%	87%
Sommercamp	87%	15%	58%	44%	39%	87%
Glen Silver	70%	18%	63%	30%	28%	64%
South Wahl	77%	37%	50%	74%	39%	87%
Milestone	75%	18%	45%	18%	39%	87%

Equation 1 Florida Mountain Area Gold Recovery

Where: Maximum recovery = 87%

Equation 2 Florida Mountain Area Silver Recovery

Where: Maximum recovery = 77%

See "Mineral Processing and Metallurgical Testing" above.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

The infrastructure for the DeLamar Project has been developed to support mining and processing operations.  This includes the access road to the facilities, power supply, Railveyor, communication, heap-leach pads, process plant, and ancillary buildings.  This also includes haul roads within the mining area as well as the mine waste storage facilities.

The main access to the DeLamar Project is via gravel roads from Jordan Valley, Oregon, as used for previous mining at DeLamar.  The existing DeLamar Project site access road is located on the east side of Henrietta Ridge extending from the DeLamar Road across Jordan Creek to the western side of the existing reclaimed Kinross tailing impoundment.  This existing site access road is expected to become unusable due to its proximity to the proposed Milestone pit haul road and DeLamar West WRSF.  Therefore, the Company proposes relocating the site access road to the west side of Henrietta Ridge.

Haul road access between the DeLamar Area mine and Florida Mountain Area will need to be improved for use with the proposed mining equipment.  This access will be utilized for delivery of all consumables, as well as any required construction materials and equipment.  This will also be the primary access for all personnel working at the Florida Mountain Area.

The electrical power demand at the DeLamar Project facilities is currently estimated at 13.5 MW for initial heap-leach process operations, with an additional load of 9.8 MW for the mill circuit.  The demand will vary according to the quantity of each ore type to be processed.  The average load for the mine is forecast to be 11.6 MW (Table 18.1) with a peak demand of 23.4 MW.  Lifetime electricity consumption is estimated to be 1.8 million MWh.

Existing electrical infrastructure on the DeLamar Project site consists of a 69 kV transmission line operated by Idaho Power Company. Significant upgrades to existing electrical infrastructure would be required to meet the anticipated load increase associated with the DeLamar Project, including construction of new 138 kV transmission lines, substations and tap station upgrades. To reduce capital expenditures of energy infrastructure, ensure power supply resilience and reduce emissions, Integra plans to power the project through an on-site microgrid with a solar electrical generation system and an LNG plant.

The DeLamar Project will utilize a Railveyor light rail haulage system to transport ore from the open pits to the crusher facility. The Railveyor system is an autonomous materials haulage system consisting of transport trains, light-rails, electrical drive stations, and materials loading and discharge stations.  The system functions similar to a conveyor, but is designed to be modular and relocatable, allowing improved operational flexibility and lower cost.  By leveraging the Railveyor system, the DeLamar Project has a unique opportunity to realize cost savings compared to typical truck haulage, while reducing its overall fuel consumption and carbon footprint and automating many essential functions that typically would require on-site personnel.

The heap-leach pads ("HLP" or "HLPs") will be located immediately north of the crushing facility in portions of Sections 3, 4, 9 and 10, Township 5 South, Range 4 West.  The site slopes northerly toward Jordan Creek at an average gradient of 12.5 percent.  The HLPs will be constructed in two phases. The phase 1 portion will be constructed on a feature locally identified as Jacobs Ridge and into an adjacent valley to the west (herein referred to as the "unnamed gulch" or the "valley").  The site is generally underlain with a basalt which is overlain with a thin veneer of colluvium derived from weathering of the basalt and interbeds of tuff.  Upper portions of the HLPs are underlain with porphyritic latite lava flows.  The northern extent of the Jacobs Ridge pad area is underlain by a Miocene age rhyolite dike or plug.  Geotechnical drilling in the Jacobs Ridge portion of the site in 1988 identified discontinuous layers of weathered tuff that had low shear strength.  An initial auger drilling program on the western side of the site did not encounter the tuffaceous material encountered on Jacobs Ridge.

Phase 2 portion of the HLP will consist of a westerly extension of the pad and tying in the area between the west side of the Jacobs Ridge pad and the east side of the phase 1 valley pad. Construction of phase 2 will begin two years ahead of when the extended pad is needed, assumed in year 3 of operation.  Phase 2 construction will be performed in the same sequence of activities and will add approximately 30% to the pad footprint.  The total volume of ore to be placed on the HLP is between 95 million tonnes and 100 million tonnes which may include up to 2 million tonnes placed at the southern end of the Jacobs Ridge portion of the phase 1 pad to minimize recovery time from the final ore placed on the pad.

The primary flotation TSF for the DeLamar Project will be located in Sections 30 and 31, Township 4 South, Range 4 West, and Sections 25 and 36, Township 4 South, Range 5 West, in Slaughterhouse Gulch, approximately 6.0 kilometers (3.7 miles) west of the new mill site.  Slaughterhouse Gulch is a natural drainage that descends to the south primarily on State and BLM lands.  The TSF will be a zoned earth and rockfill embankment that will be located where the valley narrows approximately 1km (0.6 miles) north of its confluence with Jordan Creek.  The Slaughterhouse Gulch TSF will impound flotation tailing that have not been processed by cyanidation and therefore will not be lined in accordance with IDEQ Rules 58.01.013.  The earth dam will be designed in accordance with Idaho dam safety regulation IDAPA 37 - DEPARTMENT OF WATER RESOURCES Water Allocations Bureau 37.03.05 - Mine Tailings Impoundment Structures.

The concentrate leach tailing storage facility ("CLTSF") will be a smaller, 26 hectare (64.2 acre) impoundment for containment of flotation concentrates from the milling process after they have been leached with cyanide to remove precious metals.  To aid in settling, this fine material (P80 of 20 microns) will be blended with a small stream of coarser flotation tailing in roughly a 1:1 blend.  The location of this CLTSF is immediately south of the HLP at the head of the unnamed drainage.  The construction of the CLTSF in this location will involve placing fill from the Jacobs Ridge pad area to provide initial stormwater storage and then installing a liner system in year 2 that will meet the lining requirements of the IDEQ Rules 58.01.13 - Rules for Ore Processing by Cyanidation.  In accordance with the regulation, the lining system will consist of 61 centimeters (24 inches) of compacted clay overlain with an 80-mil thick HDPE liner - or approved equivalent.  The downstream side of the TSF will be constrained by crushed ore placed in the south end of the HLPs.  A geotextile will be placed on the ore to allow drainage from the CLTSF into the ore to enhance consolidation of the tailing during operation and following closure.  Excess fluids will be decanted from the surface of the impoundment and pumped back to a tank for re-introduction into the process water stream.  Since this impoundment will be constructed in accordance with the IDEQ Cyanide Rules, in may also be used for temporary storage of excess fluids containing cyanide due to precipitation events on the HLP.

The proposed heap-leach facility will be located between the DeLamar and Florida Mountain Area pits.  The primary crusher and process facilities will be located just south of the HLPs.  Ore will be conveyed from the primary crusher to oxide or non-oxide coarse ore stockpiles accordingly.

WRSFs, along with backfill areas, have been designed to contain the waste material mined from the different pit phases.  A single WRSF design is planned for the Florida Mountain Area along with a two backfill dumps into the Florida Mountain Area phase 1 and 2 pits.  Material from Florida Mountain Area phase 1 will be placed into the primary WRSF.  Phase 2 waste material will also be placed into the primary WRSF except for some upper areas of the pit where some waste will be backfilled.  Phase 3 waste material is planned to be placed into the backfill dump as available while the remaining waste material will be placed into the Florida Mountain Area WRSF.  The total capacity of the WRSF is 32.2 million cubic meters (42.1 million cubic yards).  The remaining 23.4 million cubic meters (30.6 million cubic yards) of waste material will be placed into backfill.

Three WRSF designs were created for the DeLamar Area which includes a West WRSF, East WRSF, and a North WRSF.  The West and East WRSFs are intended for storage of material from the DeLamar Main phase 1 pit.  Both dump designs include a roadway that will be built into the WRSFs to allow haulage through the main pit exits for both DeLamar Main and Sullivan Gulch pits.  The East WRSF creates its haulage road through a valley to the south of the deeper Sullivan Gulch phase 2 pit.  This road is anticipated to be in place well before the mining of Sullivan Gulch phase 2.  The total West DeLamar WRSF total capacity is 5.9 million cubic meters (7.7 million cubic yards).  After the roadway is completed, the East WRSF is to be expanded to the south.  The total East DeLamar WRSF total capacity will be 50.0 million cubic meters (65.4 million cubic yards).

The North WRSF will be located in a valley to the north of the Main and Sullivan Gulch pits.  This will be used for the Main pit phase 2 waste along with Sullivan Gulch pit waste.  The designed capacity of the North WRSF is 26.4 million cubic meters (34.5 million cubic yards).  As available, additional waste will be placed into the Main phase 1 pit and from the Main phase 2 pit as backfill. Additional backfill material will be placed into the Main phase 2 pit from Sullivan Gulch phase 1 mining.

Other buildings located on or near the process facilities pad include the administration/change building, a substation, assay lab, Merrill-Crowe plant, and water treatment plant.

It is anticipated that there will be several freshwater wells on-site that will provide the requirements of the DeLamar Project.  Fresh water will be stored in a fresh/fire water tank that will have reserve storage dedicated for fire protection.  The balance of the fresh/fire water volume will be utilized to supply the demands of the process as well as mine dust suppression.

Stormwater from the site will be managed as contact and non-contact stormwater.  Non-contact stormwaters are the flows that do not come in contact with ore or mine processing facilities.  Non-contact flows will be diverted and conveyed around the sites and directly discharged to existing stream channels.  Contact stormwater will be utilized within the process to the greatest extent that allows the process to maintain a neutral balance.  If there is excess contact water within the process, the excess will be routed to a water treatment plant.  There is an existing water treatment plant at the project site.  An allowance has been included for additional water treatment capacity consisting of a plant with solids separation and treatment, as required, to allow for discharge to existing stream channels or re-use in the process system.

Mine site personnel requirements are shown in the table below.  This includes administrative, mining, and processing.  In addition, there would be approximately 80 additional personnel working on-site during construction.

Mine, Process and Administrative Personnel

	Units	Pre-Prod	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr_6	Yr_7	Yr_8	Yr_9	Yr_10	Yr_11	Yr_12	Yr_13	Yr_14	Yr_15	Yr_16	Yr_17	Yr_18	Max
Administration	#	24	27	24	24	24	24	24	24	24	24	24	24	17	14	14	14	14	14	-	27
Mining Personnel
Mine General Personnel	#	22	22	22	22	22	22	22	22	22	22	22	22	15	15	15	15	15	11	-	22
Operators	#	60	97	113	117	117	117	117	97	91	91	91	91	60	44	36	32	32	28	-	117
Mechanics	#	30	49	59	59	59	59	59	51	47	47	47	47	31	23	19	15	15	13	-	59
Maintenance	#	25	25	25	25	25	25	25	25	25	25	25	25	15	15	15	15	15	14	-	25
Total Mine Personnel	#	137	193	219	223	223	223	223	195	185	185	185	185	121	97	85	77	77	66	-	223
Process Personnel
Process General Personnel	#	7	7	7	14	14	14	14	14	14	14	14	14	14	14	14	14	14	14	-	14
Operators	#	10	21	21	46	46	46	46	46	46	46	46	46	46	46	46	46	46	46	-	46
Assay Lab	#	6	6	6	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	-	12
Maintenance	#	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	-	7
Total Process Personnel	#	30	41	41	79	79	79	79	79	79	79	79	79	79	79	79	79	79	79	-	79

Total Project Personnel	#	191	261	284	326	326	326	326	298	288	288	288	288	217	190	178	170	170	159	-	326

Environmental Studies

The review and approval process for the PoO by the BLM constitutes a federal action under the National Environmental Policy Act ("NEPA") and BLM regulations.  Thus, for the BLM to process the PoO, the BLM is required to comply with the NEPA and prepare either an Environmental Assessment, or an Environmental Impact Statement ("EIS").  Based on discussions with the BLM, Integra anticipates an EIS will be required to comply with NEPA.

Integra has contracted qualified third parties to perform environmental adequacy reviews of all available existing environmental baseline reports and data compiled from 1979 through present.  Additionally, an EA was approved in 1987 for the DeLamar Silver Mine and an EIS was approved in 1995 for the Stone Cabin Mine by previous operators for the site.

The entire DeLamar mining district has been studied extensively, both historically and currently; therefore, ensuring scientific integrity of the methodologies and analysis used to collect the data and ultimately a meaningful analysis would be conducted allowing for a reasonable comparative assessment of the alternatives.

Permitting

The Mine Plan of Operations is submitted to the BLM for any surface disturbance in excess of five acres (2.02 hectares).  The MPO describes the operational procedures for the construction, operation, and closure of the project.  As required by the BLM, the MPO includes a waste-rock management plan, quality assurance plan, a storm water plan, a spill prevention plan, reclamation plan, a monitoring plan and an interim management plan.  In addition, a reclamation report with a Reclamation Cost Estimate ("RCE") for the closure of the project is required.  The content of the MPO is based on the mine plan design and the data gathered as part of the environmental baseline studies.  The MPO includes all mine and processing design information and mining methods.  The BLM determines the completeness of the MPO and, when the completeness letter is submitted to the proponent, the NEPA process begins.  The RCE is reviewed by BLM and the bond is determined prior to the BLM issuing a decision on the MPO.

The MPO will be submitted for the DeLamar Project when operational and baseline surveys are complete and operations and design for the DeLamar Project are at a level where a MPO can be developed to the necessary level of detail.  Submittal of the MPO is likely to occur in late 2023.

Approval of any MPO and reclamation plan by the federal agencies for the DeLamar Project as well as accordance with Section 404 requires an environmental analysis under the NEPA.  NEPA requires federal agencies study and consider the likely environmental impacts of the proposed action before taking whatever federal action is necessary for the project to proceed.

The purpose and need for the DeLamar Project would be to conduct open pit mining and ore processing, which would disturb over 809 hectares (2,000 acres) of unpatented and patented mining claims and state lands within the project area and complete reclamation and closure activities, as well as long-term water treatment, to produce silver and gold from mineralized material.  As a result, Integra anticipates that an EIS will be required to meet agency NEPA requirements.

The BLM will be the lead federal agency for the preparation of the EIS, and other agencies will be cooperating agencies. The EIS and associated Record of Decision ("ROD") effectively drives the entire permitting process timeline.

Several other federal, state and local county authorizations and/or permits will be required.

Social and Community

The DeLamar Project is located in rural Owyhee County, close to the Oregon border. The closest substantial community is Jordan Valley, in Malheur County Oregon. This community is primarily an agricultural based economy. However, when the mine previously operated in the 1980s and 1990s many of the employees lived in Jordan Valley.

Exploration Results

DeLamar Stockpile Drill Program

The Company commenced in October its 11,000m oxide expansion drill program. This program, designed to expand oxide and mixed resource for future heap leach mine plans, has been initiated on low-grade gold-silver stockpiles left behind by previous operators.

The stockpile drill program at DeLamar continues to meet or exceed expectations in regard to grade and intercept. In addition, the preliminary test work has demonstrated the potential of this oxidized gold-silver mineralized material to further extend the heap leach mine life.

The Company announced on December 7, 2022, the first ten assays of the stockpile drill program. The following table highlights selected intercepts from North DeLamar Backfill drill results announced December 7, 2022:

Drill Hole	From (m)	To (m)	Interval (m)(1)(2)	g/t Gold ("Au")	g/t Silver ("Ag")	g/t AuEq(3)	AuCN Recovery (%)(4)
NDM22-024	3.05	36.58	33.53	0.28	14.43	0.46	66.15
NDM22-032	3.05	86.87	83.82	0.31	16.12	0.51	75.52
NDM22-033	1.52	44.20	42.68	0.25	17.91	0.48	77.45
NDM22-034	3.05	12.19	9.14	0.40	38.42	0.89	68.83
NDM22-122	1.52	71.63	70.11	0.27	17.25	0.49	74.34
NDM22-123	1.52	21.34	19.82	0.24	13.83	0.42	81.80
NDM22-135	4.57	91.44	86.87	0.26	18.02	0.50	79.60
NDM22-137	3.05	70.10	67.05	0.29	15.34	0.48	70.76
NDM22-138	3.05	41.15	38.10	0.28	13.27	0.45	73.27
NDM22-139	1.52	21.34	19.82	0.26	12.94	0.42	64.81

(1) Downhole thickness is true thickness.

(2) Intervals reported are uncapped.

(3) Gold equivalent ('AuEq') = g Au/t + (g Ag/t ÷ 77.70). Rounding may cause minor discrepancies in the AuEq column.

(4) Au recovery based on cyanide shakes ("AuCN") run on all intervals with Au assay values >0.1 g/t.("grams per tonne")

The company announced on January 10, 2023, additional assays from the stockpile drill program. The following table highlights selected intercepts from North DeLamar Backfill drill results announced December 7, 2022:(1)(2)(3)(4)

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq	AuCN Shake Recovery (%)
NDM-22-027	1.52	28.96	27.44	0.24	19.14	0.49	71.03
NDM-22-028	1.52	71.63	70.11	0.25	17.73	0.48	81.46
NDM-22-036	1.52	38.10	36.58	0.25	24.59	0.57	67.31
NDM-22-037	1.52	103.63	102.11	0.25	21.38	0.52	67.64
NDM-22-040	1.52	85.34	83.82	0.34	18.19	0.58	80.93
NDM-22-041	1.52	57.91	56.39	0.19	14.24	0.38	86.53
NDM-22-044	0.00	32.00	32.00	0.23	16.04	0.44	65.65
NDM-22-050	3.05	27.43	24.38	0.28	53.26	0.97	75.31
NDM-22-095	1.52	16.76	15.24	0.23	12.73	0.39	81.13
NDM-22-110	1.52	68.58	67.06	0.22	12.60	0.38	75.16
NDM-22-111	3.05	41.15	38.10	0.25	10.91	0.39	77.43
NDM-22-112	1.52	16.76	15.24	0.32	16.98	0.53	70.58
NDM-22-113	1.52	9.14	7.62	0.13	6.62	0.22	92.54
NDM-22-114	1.52	9.14	7.62	0.12	18.39	0.36	95.18
NDM-22-136	3.05	88.39	85.34	0.32	14.28	0.50	67.20
NDM-22-143	1.52	68.58	67.06	0.23	19.25	0.48	67.76
NDM22-147	0.00	73.15	73.15	0.26	15.37	0.46	77.66
NDM-22-147A	1.52	44.20	42.68	0.32	19.60	0.57	68.74
including gap	28.96	30.48	1.52	0.00	0.00	0.00	0.00
WD2-22-173	0.00	48.77	48.77	0.15	8.98	0.26	83.50
WD2-22-177	0.00	15.24	15.24	0.17	16.11	0.38	67.73
WD2-22-177	30.48	35.05	4.57	0.26	5.92	0.34	61.69
WD2-22-180	0.00	12.19	12.19	0.17	23.89	0.48	88.80
WD2-22-180	28.96	38.10	9.14	0.29	28.78	0.67	86.30
WD2-22-183	1.52	36.58	35.06	0.15	15.24	0.35	86.86
WD2-22-190	3.05	10.67	7.62	0.16	14.27	0.34	82.03
WD2-22-196	3.05	42.67	39.62	0.15	9.86	0.28	73.40
including gap	21.34	24.38	3.04	0.00	0.00	0.00	0.00

(1) Downhole thickness is true thickness.

(2) Intervals reported are uncapped.

(3) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70). Rounding may cause minor discrepancies in the AuEq column.

(4) Au recovery based on cyanide shakes ("AuCN") run on all intervals with Au assay values >0.1 g/t.

The stockpile drill program will be executed at 60 m collar spacings with select 30 m infill test holes to further verify grade variability. All drilling will be vertical through the entirety of the stockpiles and backfill material. This drilling will be conducted by a combination of Sonic and traditional RC with casing advance drilling methods. Both these drilling methods will serve to maintain high sample quality and integrity throughout the drilling process. Additionally, the two drilling methods will provide a basis for comparison for continuity. Sampling will be conducted at 1.5 m intervals for the whole of the drilling program with all samples sent to a third-party lab for analysis. These drilling methods also provide the opportunity for more advanced metallurgical tests in the future.

DeLamar Drilling

The Company announced on March 17, 2022 drill results from Sullivan Gulch located at the DeLamar Deposit.

The following table highlights selected intercepts from the Sullivan Gulch drill results announced March 17, 2022(1)(2)(3):

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
IDE-22-226	218.85	231.04	12.19	0.54	66.42	1.40
including	223.11	225.13	2.02	0.99	293	4.76
IDE-22-227	205.13	214.27	9.14	6.76	309.38	10.75
including	207.14	207.60	0.46	104.28	4,818	166.28
including	208.33	211.23	2.90	3.55	143.55	5.40
IDE-22-227	244.75	256.95	12.20	3.71	22.73	4.01
including	253.90	255.42	1.52	25.54	88.04	26.68
IDE-22-227	313.33	320.35	7.02	4.94	269.19	8.40
including	313.33	317.91	4.58	7.06	384.86	12.01
including	313.33	314.86	1.53	16.01	779	26.04

(1) Downhole thickness: true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

These drill results were completed as part of an exploration drill program designed to delineate and expand the width of mineralized vein structures at Sullivan Gulch along strike and at depth.

The Company announced on May 25, 2022 drill results from Sullivan Gulch located at the DeLamar Deposit. The following table highlights selected intercepts from the Sullivan Gulch drill results announced May 25, 2022(1)(2)(3):

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
IDE-22-226	192.63	243.23	50.60	0.57	47.79	1.18
including	203.61	205.13	1.52	1.02	234.00	4.03
including	223.11	225.13	2.02	0.99	293.00	4.76
IDE-22-226	253.90	282.85	28.95	0.73	5.47	0.80
including	258.47	261.52	3.05	2.88	7.47	2.98
IDE-22-226	308.76	406.30	97.54	1.09	70.17	2.00
including	310.29	311.81	1.52	6.57	1,406.00	24.67
including	331.62	333.15	1.53	5.53	96.92	6.77
including	337.72	340.77	3.05	1.85	266.50	5.28
including	349.91	351.43	1.52	7.62	263.00	11.00
including	354.48	357.53	3.05	4.40	192.00	6.87
including	372.77	374.29	1.52	7.32	368.00	12.06
IDE-22-228	27.13	120.40	93.27	0.27	30.61	0.66
including	34.44	35.97	1.53	0.49	260.00	3.84
including	40.54	42.06	1.52	0.19	378.00	5.05
including	81.69	81.99	0.30	0.47	834.00	11.21

IDE-22-228	173.13	185.17	12.04	0.91	53.98	1.60
including	176.17	177.24	1.07	2.87	74.17	3.83
IDE-22-228	206.65	243.23	36.58	0.99	36.84	1.46
including	211.23	214.27	3.04	3.74	201.90	6.34
including	222.35	223.57	1.22	2.16	82.90	3.23
including	241.10	242.32	1.22	4.29	22.08	4.57
IDE-22-228	287.43	314.40	26.97	4.10	446.92	9.85
including	290.78	293.68	2.90	3.59	121.81	5.16
including	299.22	299.92	0.70	1.79	218.00	4.60
including	303.89	304.56	0.67	9.04	9.17	9.16
including	307.70	313.33	5.63	13.47	1,909.45	38.05
including	308.70	309.10	0.40	80.40	14,054.00	261.28
including	309.98	310.74	0.76	40.74	2,839.00	77.28

(1) Downhole thickness: true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

To date, drilling by the Company has focused on a North-northwest trending vein system that dipped to the Southwest. Through geological modeling and interpretation, the Company noted the possible presence of a Northwest trending vein system dipping to the Northeast. In drill hole IDE-22-228, the Company turned the drill rig around to test the new vein orientation and successfully hit both low-grade, bulk tonnage material along with a new high-grade vein system. This new vein system at Sullivan Gulch is lithologically controlled in quartz latite and is open to the south, laterally, and at depth.

The Company announced on June 13, 2022 drill results from Sullivan Gulch located at the DeLamar Deposit. The following table highlights selected intercepts from the Sullivan Gulch drill results announced June 13, 2022(1)(2)(3):

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
IDE-22-227	194.46	259.99	65.53	2.39	60.40	3.16
including	202.08	205.13	3.05	3.40	78.90	4.41
including	214.27	215.80	1.53	3.59	40.78	4.11
including	231.04	231.65	0.61	4.78	22.76	5.07
including	256.95	258.47	1.52	2.24	84.70	3.33
IDE-22-227	310.29	444.40	134.11	0.94	32.20	1.36
including	311.81	317.91	6.10	7.77	307.43	11.73
including	311.81	313.33	1.52	9.91	75.13	10.88
including	330.10	331.62	1.52	2.17	80.59	3.21
including	343.81	345.34	1.53	4.12	14.44	4.31
including	345.34	346.86	1.52	7.64	387.00	12.62
including	436.78	438.30	1.52	3.65	7.03	3.74
IDE-22-228	0.00	396.85	396.85	0.76	69.50	1.66
IDE-22-228	120.40	173.13	52.73	1.15	88.21	2.28
including	124.97	136.55	11.58	2.33	184.02	4.70
including	127.41	128.93	1.52	9.00	491.00	15.32
including	141.12	142.65	1.53	1.70	114.00	3.17
including	167.03	168.55	1.52	1.58	210.00	4.28

IDE-22-228	317.91	319.43	1.52	2.95	5.39	3.02
IDE-22-228	345.03	396.85	51.82	0.45	87.46	1.58
including	347.47	349.30	1.83	0.20	336.04	4.52
including	356.01	357.53	1.52	0.59	547.00	7.63
including	374.29	375.82	1.53	2.80	435.00	8.40
IDE-22-229	300.53	411.79	111.26	0.43	19.75	0.68
including	304.19	309.98	5.79	1.55	227.98	4.48
including	308.76	309.98	1.22	1.80	528.00	8.60
including	329.95	332.99	3.04	2.73	49.87	3.37
IDE-22-229	422.76	460.86	38.10	0.44	13.90	0.62
including	434.95	436.47	1.52	2.23	177.00	4.51
IDE-22-229	508.41	548.03	39.62	0.38	7.05	0.47
IDE-22-229	576.99	578.21	1.22	1.31	4.46	1.37

(1) Downhole thickness: true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

Along with demonstrating the magnitude of the large low-grade gold-silver zone at Sullivan Gulch, the drill results announced June 13, 2022 continue to expand the emerging high-grade vein system at Sullivan Gulch that trends Northwest and dips to the Northeast. This newly discovered structure has been intercepted at multiple depths and along a strike length of at least 200 m. These intercepts further validate the geological model that in addition to a well-defined North-northwest trending vein system that dips to the Southwest which has seen the majority of drilling at Sullivan Gulch, there exists a lithologically controlled structure in quartz latite that dips Northeast and is open to the south, laterally, and at depth.

The Company announced on July 21, 2022 drill results from Sullivan Gulch (located on the eastern portion of the DeLamar Deposit) and Sommercamp-Regan at DeLamar. The following table highlights selected intercepts from the Sullivan Gulch drill results announced July 21, 2022(1)(2)(3):

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
IDM-22-204	206.65	308.76	102.11	0.57	131.29	2.26
including	208.18	214.27	6.09	0.78	875.25	12.05
including	209.70	211.23	1.53	1.30	2,718.00	36.28
including	234.09	246.28	12.19	0.46	176.01	2.73
including	269.14	275.23	6.09	1.13	180.00	3.45
including	281.33	284.38	3.05	1.07	382.00	5.99
including	288.95	292.00	3.05	1.19	132.44	2.90
including	302.67	304.19	1.52	3.16	228.00	6.09
IDM-22-205	212.60	245.36	32.76	0.39	12.92	0.55
including	227.69	229.21	1.52	2.42	26.90	2.77
IDM-22-206 (backfill)	0.00	110.64	110.64	0.27	48.42	0.89
including	35.51	38.41	2.90	0.10	833.00	10.82
IDM-22-207	28.35	127.41	99.06	0.18	24.36	0.50
including	48.16	53.04	4.88	0.21	79.77	1.24
including	107.59	110.64	3.05	0.08	178.50	2.37
including	116.74	118.26	1.52	0.18	196.00	2.70
IDM-22-208	5.49	34.14	28.65	0.29	52.63	0.97
including	31.24	34.14	2.90	0.62	254.00	3.89

(1) Downhole thickness: true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

Along with demonstrating the magnitude of the large low-grade gold-silver zone at Sullivan Gulch, the drill results announced July 21, 2022 continue to expand the emerging high-grade vein system at Sullivan Gulch that trends Northwest and dips to the Northeast. This new discovery further enriches the high-grade component of Sullivan Gulch, the bulk of which dips to the Southwest. High-grade at Sullivan Gulch has been intercepted in a Northern zone over a 350 m strike length while the Southern zone, which includes intercepts from 2018 to present which align with the new geological model, also has a strike length of 350 m. There remains a 370 m untested zone between the North and South high-grade zones which has the potential to extend the strike length of this high-grade target to over 1,000 m. These intercepts further validate the geological model that in addition to a well-defined North-northwest trending vein system that dips to the Southwest which has seen most of the drilling at Sullivan Gulch, there exists a structurally controlled system in quartz latite that dips Northeast and is open to the south, laterally, and at depth.

Drill hole IDM-22-206 is of particular importance to Integra as it provides additional evidence that the historic low-grade stockpiles and backfill at DeLamar and Florida Mountain are mineralized and could provide additional heap leach material in future mine plans.

In general, the mineralization at Sullivan Gulch is largely hosted by porphyritic rhyolite and latite units, capped by a banded rhyolite formation, all of which are of mid-Miocene age. The gold-silver mineralization itself consists of a zone of moderately intense low-sulphidation epithermal veining, clay alteration and related disseminated sulphides (mostly pyrite). Drilling to date at Sullivan Gulch has delineated mineralization extending over a strike length of 1,000 m with a width of 200 m and a depth of 350 m. Induced polarization geophysics indicates the potential for mineralization to extend a further 900 m to the south of the southern-most drilled section of Sullivan Gulch.

Florida Mountain Drilling

The Company announced on October 20, 2022 drill results from Florida Mountain. The following table highlights selected intercepts from the Florida Mountain drill results announced October 20, 2022(1)(2)(3):

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
FME-21-138	0.00	108.81	108.81	0.59	15.01	0.79
including	26.52	28.04	1.52	3.16	131.00	4.85
FME-21-138	151.18	152.55	1.37	0.87	342.00	5.27
FME-21-140	0.00	14.94	14.94	0.20	6.48	0.28
FME-21-140	31.70	64.31	32.61	0.24	6.81	0.32
FME-21-140	84.28	153.01	68.73	0.31	10.00	0.44
including	119.48	121.01	1.53	3.78	92.40	4.97
FME-21-140	169.47	187.91	18.44	0.44	11.61	0.58
FME-21-141	0.00	69.19	69.19	0.29	10.47	0.42
including	12.04	13.56	1.52	1.46	198.00	4.01
FME-21-141	112.78	185.93	73.15	0.50	41.50	1.03
including	115.82	117.35	1.53	6.42	745.00	16.01
including	157.58	159.11	1.53	1.30	147.00	3.20
including	166.73	168.25	1.52	2.04	539.00	8.98

FME-21-142	0.00	68.89	68.89	0.21	7.60	0.30
FME-21-142	103.94	105.46	1.52	2.22	2.89	2.26
FME-21-142	138.07	178.31	40.24	0.65	8.53	0.76
including	177.09	178.31	1.22	11.61	32.92	12.04
FME-21-143	32.92	69.49	36.57	0.28	20.11	0.53
including	32.92	34.44	1.52	4.92	30.01	5.30
FME-21-143	147.98	151.18	3.20	7.53	22.99	7.83
including	147.98	148.74	0.76	29.53	92.75	30.73
FME-21-145	134.11	135.64	1.53	4.95	5.82	5.02
FME-21-151	93.88	128.93	35.05	0.41	4.56	0.47
FME-21-152	43.28	87.17	43.89	0.50	31.63	0.91
including	58.83	61.87	3.04	5.46	278.50	9.04
FME-21-152	101.04	102.57	1.53	0.01	145.00	1.88
FME-21-152	124.05	181.97	57.92	0.14	8.75	0.25
FME-21-153	52.73	126.34	73.61	0.14	16.15	0.34
FME-21-153	140.67	142.19	1.52	2.55	3.76	2.60
FME-21-153	187.91	208.18	20.27	0.43	17.16	0.65
including	187.91	189.59	1.68	0.87	98.13	2.13
FME-21-153	226.47	235.61	9.14	0.45	1.76	0.47
FME-21-153	374.14	375.97	1.83	0.61	136.67	2.36
including	374.14	374.90	0.76	1.29	235.00	4.31
FME-21-153	399.50	404.17	4.67	2.07	259.52	5.41
including	399.50	399.90	0.40	11.24	1148.00	26.01
including	402.64	404.17	1.53	3.24	464.00	9.21
FME-21-154	53.80	56.85	3.05	1.12	40.89	1.65

(1) Downhole thickness: true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70). Rounding may cause minor discrepancies in the AuEq column.

(3) Intervals reported are uncapped

The intercepts reported October 20, 2022 from Florida Mountain consist of mineralization with wide-spread low-grade gold-silver values, at times crosscut and underlain by narrower high-grade, steeply dipping low-sulphidation quartz-adularia veins. It is important to note that a large measure of some of the thicker intervals of mineralization reported contain oxide and transitional gold-silver mineralization which, given their location, could be amenable to heap leaching.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Internal Controls Disclosure

The Company has internal controls for reviewing and documenting the information from exploration activities, describing the methods used, and ensuring the validity of the information.

Information that is used to compile mineral resources and reserves is prepared and certified by appropriately qualified persons at the location of drilling or other exploration activities and is subject to our internal review process which includes review by appropriate project management and the Company's corporate qualified person.  The corporate qualified person presents the technical information to the Technical & Safety Committee for their review.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Selected Consolidated Financial Information

The following table sets forth selected consolidation information of the Company as of December 31, 2022, 2021, and 2020, prepared in accordance with IFRS. The selected consolidated financial information should be read in conjunction with the Company's consolidated financial statements.

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Exploration and evaluation expenses	(11,989,334)	(24,072,394)	(12,774,217)
Operating loss	(19,212,921)	(31,702,931)	(19,139,151)
Other income (expense)	(594,100)	(1,230,714)	(1,110,273)
Net loss	(19,807,021)	(32,933,645)	(20,249,424)
Net loss per share	(0.29)	(0.58)	(0.41)
Other comprehensive income (loss)	(663,590)	480,751	457,112
Comprehensive loss	(20,470,611)	(32,452,894)	(19,792,312)
Cash and cash equivalents	15,919,518	14,337,078	29,061,142
Exploration and evaluation assets	40,801,924	56,491,140	56,809,632
Total assets	61,422,237	75,160,191	89,211,595
Total current liabilities	15,390,668*	5,719,241	5,691,634
Total non-current liabilities	24,708,404	40,365,947	41,693,819
Working capital	1,603,220*	9,387,223	24,057,845

*December 31, 2022 current liabilities and working capital include the convertible debt liability; the Company's current liabilities and working capital, excluding the convertible debt, were $5,342,454 and $11,651,434, respectively (see "Convertible Debt Facility" section).

The Company has changed its presentation currency as of December 31, 2021 from the Canadian dollar to the U.S. dollar, to better reflect the Company's business activities and as most of the Company's assets and liabilities are held in its U.S. subsidiaries hence denominated in U.S. dollars. As a result, comparative figures in the audited consolidated financial statements have been translated into U.S. dollars. No changes were made to the Company's functional currencies, as per the management's assessment based on the IAS 21 recommendations, which will be performed on a quarterly basis.

The operating losses for the years ended December 31, 2022, 2021, and 2020 were mostly driven by exploration and evaluation expenses, as well as head office and site G&A expenses which includes compensation, office, professional fees, regulatory fees, and stock-based compensation (non-cash) expenses.

Other expenses for the year ended December 31, 2022 were mostly driven by the reclamation accretion expenses, interest and accretion expenses related to the convertible debt, partly offset by foreign exchange gain, interest and rent income, and change in fair value of derivatives (non-cash). Other expenses for the years ended December 31, 2021 and 2020 were mostly due to foreign exchange loss and reclamation accretion expenses, partly offset by interest and rent income.

Other comprehensive income (loss) amounts are related to the foreign exchange translation adjustment.

Total assets in the current year ended December 31, 2022 decreased compared to the year ended December 31, 2021, mostly due to a decrease in exploration and evaluation assets (resulting from a reclamation adjustment), partially off-set by a slight increase in cash and pre-paid expenses. Total assets in the year ended December 31, 2021 decreased compared to the year ended December 31, 2020, due to a decrease in cash (mostly as a result of exploration/development activities and G&A) partially off-set by an increase in property, plant and equipment assets.

Working capital in the current year ended December 31, 2022 decreased compared to the year ended December 31, 2021 due to the convertible debt being classified as a current liability. The Company's working capital, excluding the convertible debt, was $11,651,434, which represents an increase compared to the year ended December 31, 2021, mostly due to an increase in cash in the current period, as a result of the Company's August 2022 equity financing and proceeds from convertible debt initial advance. Working capital in the year ended December 31, 2021 decreased compared to the year ended December 31, 2020 was also mostly due to a decrease in cash for the reasons as discussed above.

Total current liabilities increased in the year ended December 31, 2022, when compared to the years ended December 31, 2021 and 2020, due to the convertible debt loan being classified as a current liability despite of its maturity date being August 2025.  The Company adopted IAS 1 amendments in 2022 and classified the liability portion of the convertible debt as a current liability, in accordance with these amendments. As a result, the Company reported lower working capital.  Total non-current liabilities decreased in the current year ended December 31, 2022 compared to the years ended December 31, 2021 and 2020 mostly due to a change in reclamation liability assumptions around inflation and discount rates.

The following table outlines the exploration and evaluation assets break-down:

Exploration and Evaluation Assets Summary:

Total
Balance at December 31, 2020	$56,809,632
Land acquisitions/option payments	45,000
Claim staking	3,000
Reclamation adjustment*	(424,038)
Depreciation**	(7,404)
Total	56,426,190
Advance minimum royalty	64,950
Balance at December 31, 2021	56,491,140
Land acquisitions/option payments	90,000
Legal	14,987
Reclamation adjustment*	(15,864,249)
Depreciation**	(7,404)
Total	40,724,474
Advance minimum royalty	77,450
Balance at December 31, 2022	$40,801,924

*Reclamation adjustment is the change in present value of the reclamation liability, mainly due to changes to inflation rate and discount rate.

**A staff house building with a carrying value of $187,150 has been included in the DeLamar property. This building is being depreciated.

The Company spent $11,989,334 in exploration and evaluation activities during the year ended December 31, 2022 (December 31, 2021 - $24,072,394; December 31, 2020 - $12,774,217).

The following tables outline the Company's exploration and evaluation expense summary for the years ended December 31, 2022, 2021, and 2020:

Exploration and Evaluation Expense Summary:

December 31, 2022	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint Expenses	Total
Contract exploration drilling	$1,478,499	$-	$-	$-	$-	$1,478,499
Contract metallurgical drilling	657,499	-	-	-	-	657,499
Contract condemnation drilling	-	-	-	-	216,877	216,877
Contract geotech drilling	-	-	-	-	222,876	222,876
Exploration drilling - other drilling labour & related costs	1,023,359	20,952	10,779	-	-	1,055,090
Metallurgical drilling - other drilling labour & related costs	310,344	-	-	-	-	310,334
Condemnation drilling - other	-	-	-	-	307,833	307,833
drilling labour & related costs
Other exploration expenses*	-	11,159	-	2,492	891,586	905,237
Other development expenses**	-	-	-	-	1,785,321	1,785,321
Land***	282,847	50,114	1,656	20,946	223,164	578,727
Permitting	-	-	-	-	3,019,675	3,019,675
Metallurgical test work	279,682	59,640	-	-	-	339,322
Technical reports and engineering	-	-	-	-	835,591	835,591
Community engagement	-	-	-	-	276,443	276,443
Total	$4,032,230	$141,865	$12,435	$23,438	$7,779,366	$11,989,334

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

**Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

December 31, 2021	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint Expenses	Total
Contract exploration drilling	$1,164,217	$5,089,592	$601,761	$1,071,786	$-	$7,927,356
Contract metallurgical drilling	424,819	-	-	-	-	424,819
Contract condemnation drilling	-	-	-	-	226,752	226,752
Exploration drilling - other drilling labour & related costs	762,001	2,628,087	445,944	598,134	-	4,434,166
Metallurgical drilling - other drilling labour & related costs	196,570	-	-	-	-	196,570
Condemnation drilling - other drilling labour & related costs	124,235	-	-	-	-	124,235
Other exploration expenses*	153,982	-	17,232	222,359	1,447,921	1,841,494
Other development expenses**	-	-	-	-	1,664,611	1,664,611
Land***	231,544	103,877	2,815	21,772	236,426	596,434
Permitting	-	-	-	-	4,357,412	4,357,412
Metallurgical test work	238,965	179,874	-	-	-	418,839
Technical reports and studies	-	-	-	-	1,640,468	1,640,468
Community engagement	-	-	-	-	219,238	219,238
Total	$3,296,333	$8,001,430	$1,067,752	$1,914,051	$9,792,828	$24,072,394

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

**Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

December 31, 2020	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint Expenses	Total
Contract exploration drilling	$368,944	$2,310,366	$740,989	$-	$-	$3,420,299
Contract metallurgical drilling	737,431	-	-	-	-	737,431
Exploration drilling - other drilling labour & related costs	240,249	1,195,220	446,690	272,597	-	2,154,756
Metallurgical drilling - other
drilling labour & related costs	318,201	-	-	-	-	318,201
Other exploration expenses*	-	321,755	-	405,750	1,310,546	2,038,051
Other development expenses**	-	-	-	-	1,006,451	1,006,451
Land***	162,816	88,451	4,528	26,188	218,829	500,182
Permitting	-	-	-	-	1,619,696	1,619,696
Metallurgy test work	239,985	239,884	-	-	-	479,869
Technical reports and studies	-	-	-	-	327,020	327,020
Community engagement	-	-	-	-	172,261	172,261
Total	$2,066,996	$4,155,676	$1,192,207	$704,535	$4,654,803	$12,774,217

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants.

**Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

Results of Operations

Year-Ended December 31, 2022

Net loss for the year ended December 31, 2022 was $19,807,021 and the comprehensive loss $20,470,611, compared to a net loss of $32,933,645 and a comprehensive loss of $32,452,894 for the year ended December 31, 2021.

Overall, operating expenses were lower in the current year mostly due to a decrease in exploration and development expenses. Other expenses in the current year were driven by the reclamation accretion expenses, interest and accretion expenses related to the convertible debt (non-cash), partially off-set by the foreign exchange gain, and interest and rent income. Other expenses in the comparative period were due to the foreign exchange loss and reclamation expense, partly offset by the interest and rent income. The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $11,989,334 in exploration and development expenses during the current year (December 31, 2021 - $24,072,394). The difference is mostly due to decreased drilling activities in the current period.
  Office and site administration: the Company incurred $1,242,742 in expenses during the current year (December 31, 2021 - $1,586,233). The difference is mostly due to lower travel to the site, training, equipment repair, sanitation and supplies, recruitment relocation, general site maintenance, and health and safety expenses in the current period.
  Stock-based compensation: the Company incurred $1,742,511 in stock-based compensation in the current year (December 31, 2021 - $1,863,085). The variance is due to the timing of vesting of equity incentive awards granted from 2017 to 2022.
  Other income (expense):  amounted to $594,100 (other expense) in the current year, compared to $1,230,714 (other expense) in the comparative period. The variance is mostly due higher interest and rent income, change in fair value of derivatives (non-cash), interest and accretion expenses related to the convertible debt, and foreign exchange gain in the current period compared to the foreign exchange loss in the comparative period.

Three-Month Period Ended December 31, 2022

Net loss for the three-month period ended December 31, 2022 was $6,204,720 and the comprehensive loss $6,045,574, compared to a net loss of $7,200,497 and a comprehensive loss of $7,058,158 for the three-month period ended December 31, 2021.

Overall, operating expenses were lower in the current three-month period mostly due to a decrease in exploration and development expenses. Other expenses were higher in the current three-month period mostly due to higher reclamation accretion expenses, interest and accretion expenses related to the convertible debt, and change in fair value of derivatives (non-cash). The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $3,728,621 in exploration and development expenses during the current quarter (December 31, 2021 - $4,810,795). The difference is mostly due to decreased drilling activities in the current three-month period.
  Office and site administration: the Company incurred $345,325 in expenses during the current three-month period (December 31, 2021 - $507,119). The difference is mostly due to lower travel to the site, IT, training, equipment repair, sanitation and supplies, recruitment relocation, and health and safety expenses in the current period.
  Stock-based compensation: the Company incurred $345,891 in stock-based compensation in the current three-month period (December 31, 2021 - $457,654). The variance is due to the timing of vesting of equity incentive awards granted from 2017 to 2022.

  Other income (expense):  amounted to $722,750 (other expense) in the current three-month period, compared to $346,127 (other expense) in the comparative period. The variance is mostly due a higher reclamation accretion expenses, interest and accretion expenses related to the convertible debt (non-cash), and the change in fair value of derivatives (non-cash) in the current quarter.

Year-Ended December 31, 2021

Net loss for the year ended December 31, 2021 was $32,933,645 and the comprehensive loss $32,452,894, compared to a net loss of $20,249,424 and a comprehensive loss of $19,792,312 for the year ended December 31, 2020.

Overall, operating expenses were higher in the year ended December 31, 2021 mostly due to a significant increase in exploration and development expenses, and an increase in compensation, office and site administration, stock-based compensation (non-cash item), and depreciation (non-cash item) expenses; other non-operating losses in the years ended December 31, 2021 and 2020 were mostly driven by reclamation accretion expenses and foreign exchange loss, partially offset by rent and interest income. The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $24,072,394 in exploration and development expenses in the year ended December 31, 2021 (December 31, 2020 - $12,774,217). The difference is mostly due to increased exploration and development activities in the year ended December 31, 2021. The Company significantly increased permitting and engineering activities in 2021.
  Office and site administration: the Company incurred $1,586,233 in expenses in the year ended December 31, 2021 (December 31, 2020 - $713,011), mostly due to increased insurance premiums, computer and software expenses, travel to the site, training, equipment repair, general site maintenance, Boise office expenses (new in 2021), mining camp expenses (new in 2021), and health and safety expenses in 2021.
  Compensation and benefits: these expenses amounted to $2,428,809 in the year ended December 31, 2021 (December 31, 2020 - $2,061,723). The increase is mostly due to new employees hired since December 31, 2020.
  Corporate development and marketing:  these expenses totaled $303,034 for the year ended December 31, 2021 (December 31, 2020 - $613,724). The decrease was mostly due to significant decrease in travel expenses in the current period, due to COVID-19 travel restrictions. Mining conferences where also held virtually, which meaningfully reduced marketing expenses.
  Stock-based compensation: the Company incurred $1,863,085 in stock-based compensation in the year ended December 31, 2021 (December 31, 2020 - $1,693,886). The variance is due to the timing of vesting of equity incentive awards granted from 2017 to 2021.
  Depreciation expenses related to the property, plant and equipment: these expenses amounted to $467,703 in the year ended December 31, 2021 (December 31, 2020 - $302,470), due to equipment additions since Q4 2020.
  Depreciation expenses related to the right-of-use assets: these expenses amounted to $460,254 in the year ended December 31, 2021 (December 31, 2020 - $305,389), due to lease additions since Q4 2020.
  Professional fees: these expenses totaled $295,971 for the year ended December 31, 2021 (December 31, 2020 - $416,906). Professional fees include expenses such as legal, audit, accounting, tax, and miscellaneous consulting expenses. Professional fees were significantly higher in 2020 mostly due to higher legal fees related to the Company's continuation to BC, share consolidation, and NYSE American listing.
  Regulatory fees: these expenses totaled $225,448 for the year ended December 31, 2021 (December 31, 2020 - $257,825). Regulatory fees, which also include filing fees and transfer agent fees, were higher in the comparative period mostly due to the Company's NYSE American listing.  The Company listed on the NYSE American in July 2020, which resulted in higher annual regulatory and filling fees in the comparative period.

  Other income (expense):  amounted to $1,230,714 (other expenses) in the year ended December 31, 2021, compared to $1,110,273 (other expense) in the comparative period. The variance is mostly due to higher reclamation expenses and lower interest income in 2021.

Three-Month Period Ended December 31, 2021

Net loss for the three-month period ended December 31, 2021 was $7,200,497 and the comprehensive loss $7,058,158, compared to a net loss of $8,426,081 and a comprehensive loss of $6,925,215 for the three-month period ended December 31, 2020.

Overall, operating expenses were slightly higher in the three-month period ended December 31, 2021 mostly due to an increase in exploration and development expenses, office and site administration, professional, and depreciation (non-cash item) expenses; other non-operating income in both three-month periods were mostly driven by the foreign exchange loss and reclamation expenses, partially offset by interest and rent income. The variances between these two periods were primarily due to the following items:

  Office and site administration: the Company incurred $507,119 in expenses during the three-month period ended December 31, 2021 (December 31, 2020 - $239,227), mostly due to increased insurance premiums, computer and software expenses, travel to the site, training, equipment repair, general site maintenance, new Boise office expenses, new mining camp expenses, and health and safety expenses in Q4 2021.
  Stock-based compensation: the Company incurred $457,654 in stock-based compensation in the three-month period ended December 31, 2021 (December 31, 2020 - $673,795). The variance is due to the timing of vesting of equity incentive awards granted from 2017 to 2021.
  Corporate development and marketing:  these expenses totaled $80,544 for the three-month period ended December 31, 2021 (December 31, 2020 - $260,409). Expenses were greater in the comparative period due to higher travel expenses and U.S. focused new marketing initiatives, which were initiated after the Company's July 2020 NYSE American listing.
  Exploration and evaluation expenses: the Company incurred $4,810,795 in exploration and development expenses during the three-month period ended December 31, 2021 (December 31, 2020 - $4,721,469). The difference is mostly due to increased development activities in Q4 2021.
  Depreciation expenses related to the property, plant and equipment: these expenses amounted to $134,632 in the three-month period ended December 31, 021 (December 31, 2020 - $92,564), due to equipment additions since Q4 2020.
  Professional fees: these expenses totaled $111,322 for the three-month period ended December 31, 2021 (December 31, 2020 - $75,007). Professional fees include expenses such as legal, audit, accounting, tax, and miscellaneous consulting expenses. Professional fees were higher in Q4 2021 mostly due to higher audit, internal control testing, and tax services in Q4 2021.
  Depreciation expenses related to the right-of-use assets: these expenses amounted to $121,161 in the three-month period ended December 31, 2021 (December 31, 2020 - $93,258), due to lease additions since Q4 2020.
  Other income (expense):  amounted to $346,127 (other expense) in the three-month period ended December 31, 2021, compared to $1,558,248 (other expenses) in the comparative period. The variance is mostly due higher foreign exchange loss in the comparative period.

Net cash used by the Company in operating activities for the year ended December 31, 2022 was $18,098,477 (December 31, 2021 - $30,513,499; December 31, 2020 - 16,848,339).  The variance between the years ended December 31, 2022 and 2021 was mostly driven by lower exploration and development expenditures in the current period. The variance between the years ended December 31, 2021 and 2020 was mostly driven by exploration and development expenditures, compensation, and office and site administration.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was $95,092 (December 31, 2021 - $1,292,625 (used in); December 31, 2020 - $913,251 (provided by)). The difference between the years ended December 31, 2022 and 2021 was mostly due to a loan receivable paid back in the current period and higher additions to property, plant and equipment in the comparative period.  The difference between the years ended December 31, 2021 and 2020 was mostly due to the release of restricted cash (long-term investment) held as cash collateral for our environmental bonds in the comparative period and higher additions to the property, plant and equipment in the year ended December 31, 2021.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2022 was $19,776,009 (December 31, 2021 - of $17,082,060; December 31, 2020 - $20,879,086). The difference between the years ended December 31, 2022 and 2021 was mostly due to slightly greater proceeds from financings in 2022, including proceed from the convertible liability. The difference between the years ended December 31, 2021 and 2020 was driven by exercise of stock options in 2021, issuance of shares under the ATM facility in 2021, and the Company's September 2021 financing vs the Company's September 2020 financing.

The Company raised net proceeds of approximately $19.3 million (net) in August 2022 through a bought deal financing and a convertible loan. The table below summarized the expected use of proceeds:

August 2022 Financing	Expected Use of Proceeds ($M) Mid-August 2022 to May 2023	Actual Use of Proceeds ($M) (1) September 2022 to June 2023	Variance ($M)
Exploration work, including drilling	$6.1	$4.8	($1.3)
Development work, including engineering and permitting	$7.1	$8.2	$1.1
Other Site Costs (field costs, land acquisition, land holdings, site G&A, infrastructure, etc.)	$2.1	$2.2	$0.1
Site Ongoing Environmental Monitoring / Water Treatment	$1.2	$1.2	$0.0
Corporate G&A	$2.8	$3.1	$0.3
Total	$19.3	$19.5	$0.2

(1) Actual Use of Proceeds includes actual expenditures from September 2022 to December 2022, and estimated expenditures from January 2023 to June 2023.

The Company raised net proceeds of approximately $16.0 million (net) in September 2021 through a bought deal financing. The table below summarized the expected use of proceeds:

September 2021 Financing	Expected Use of Proceeds ($M) September 2021 to May 2022	Actual Use of Proceeds ($M) (1) September 2021 to August 2022	Variance ($M)
Exploration work, including drilling	$7.0	$3.5	($3.5)
Development work, including engineering and permitting	$4.9	$5.7	$0.8
Other Site Costs (field costs, land acquisition, land holdings, site G&A, infrastructure, etc.)	$1.2	$2.5	$1.3
Site Ongoing Environmental Monitoring / Water Treatment	$0.9	$1.3	$0.4
Corporate G&A	$2.0	$2.8	$0.8
Total	$16.0	$15.8	($0.2)

(1) Actual Use of Proceeds includes actual expenditures from September 2021 to August 2022.

The Company raised net proceeds of approximately $21.3 million (net) in September 2020 through a brokered financing. The table below summarized the expected use of proceeds:

September 2020 Financing (Expenditures from January 2021 to September 2021) (1)	Expected Use of Proceeds ($M)	Actual Use of Proceeds ($M) (1)	Variance ($M)
Exploration work, including drilling	$6.4	$10.9	$4.6 (2)
Pre-Feasibility Study work, including engineering and permitting	$9.0	$3.5	($5.5) (3)
Other (field costs, land acquisition, land holdings, site G&A, infrastructure, etc.)	$1.7	$2.3	$0.6
Site Ongoing Environmental Monitoring / Water Treatment	$1.4	$1.3	($0.1)
Corporate G&A	$2.8	$1.7	($1.1)
Total	$21.3	$19.7	($1.5) (4)

1. Actual Use of Proceeds includes actual expenditures from January 1, 2021 to September 30, 2021.

2. Variance due to increased drilling program and foreign exchange rate fluctuation.

3. Approximately $3.4 mm of the 2021 development expenditures were funded with the proceeds from the 2019 financings. As a result, a lesser amount of the proceeds raised in September 2020 had to be allocated to development expenditures. The Company do not believe that the variance will have an impact on its development timeline.

4. The overall variance vs use of proceeds is not material.

Summary of Selected Quarterly Information

The following table sets forth selected quarterly financial information for each of the last eight quarters *.

Quarter Ending	Revenue ($)	Net Loss ($)	Net Loss Per Share ($)
December 31, 2022	Nil	(6,204,720)	(0.08)
September 30, 2022	Nil	(3,305,706)	(0.05)
June 30, 2022	Nil	(4,509,761)	(0.07)
March 31, 2022	Nil	(5,786,834)	(0.09)
December 31, 2021	Nil	(7,200,497)	(0.11)
September 30, 2021	Nil	(9,538,606)	(0.17)
June 30, 2021	Nil	(9,529,459)	(0.18)
March 31, 2021	Nil	(6,665,083)	(0.12)

*Net loss per share data reflects the 2.5 to 1 consolidation on July 9, 2020 of the Company's issued and outstanding shares.

The net losses for all these quarters were mostly driven by exploration and development expenses, head office and site G&A expenses (such as compensation, corporate development and marketing, office and administration, professional, and regulatory fees), and stock-based compensation expenses (non-cash item), partly offset by interest and rent income in all those periods and by foreign exchange gain recorded in the second and third quarters of 2022 and third quarter of 2021. The net loss for Q3 2022 and Q4 2022 also included accretion expenses and interest expense accrual related to the convertible debt.

Subsequent Events

On January 10, 2023, the Company granted 479,760 stock options at an exercise price of $0.65 (C$0.87) per option, with the expiry date January 10, 2028, 290,310 RSUs, and 247,500 DSUs to its employees, directors, and officers, according to the Company’s Equity Incentive Plan.

Millennial Precious Metals Transaction

On February 27, 2023, the Company announced that it had entered into an arm's length definitive arrangement agreement dated February 26, 2023 (the "Arrangement Agreement") for an at-market merger with Millennial pursuant to which Integra will acquire all of the issued and outstanding shares of Millennial by way of a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) (the "Transaction"). Under the terms of the Transaction, Millennial shareholders will receive 0.23 of a common share of Integra (each whole Integra share, an "Integra Share") for each Millennial common share (a "Millennial Share") held (the "Exchange Ratio"). The Transaction is subject to certain conditions precedent set out in the Arrangement Agreement, including, but not limited to, approval of the Arrangement by the Supreme Court of British Columbia, approval of the Transaction by the TSX Venture Exchange and NYSE American, the Company having raised at least C$35 million under the Brokered and Non-Brokered Offerings (each, as defined below), and the approval of Arrangement by (i) 66 2/3% of the votes cast by Millennial shareholders; and (ii) a simple majority of the votes cast by Millennial shareholders, excluding certain related parties as prescribed by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, in each case, voting in person or by proxy at a special meeting of Millennial shareholders.  The special meeting of Millennial shareholders is expected to be held in April 2023 and, provided all conditions precedent have been met, the Transaction is expected to close in early May 2023.

As at February 24, 2023, there were 180,402,860 Millennial Shares issued and outstanding; and 8,312,000 stock options (each, a "Millennial Option"), 2,396,789 restricted share units (each, a "Millennial RSU") and 24,644,814 warrants (each, a "Millennial Warrant") issued and outstanding, each exercisable to acquire or otherwise settle in Millennial Shares.  Pursuant to the Transaction: (i) each Millennial RSU, whether vested or unvested, will immediately vest in accordance with the terms of the Millennial RSU plan and be exchanged for one Millennial Share, with such Millennial Shares exchanged for Integra Shares based on the Exchange Ratio; (ii) each Millennial Option, whether vested or unvested, will be transferred to Integra and the holder of such Millennial Option will receive a replacement option (a "Replacement Option") to acquire such number of Integra Shares equal to the Exchange Ratio multiplied by the number of Millennial Options, at an exercise price equal to current Millennial Option exercise price divided by the Exchange Ratio, exercisable until the original expiry date of such Millennial Option and otherwise governed by the terms of the Millennial stock option plan; and (iii) each Millennial Warrant will, upon the exercise of such rights, be exercisable into such number of Integra Shares equal to the Exchange Ratio multiplied by the number of Millennial Warrants, at an exercise price equal to current Millennial Warrant exercise price divided by the Exchange Ratio, exercisable until the original expiry date of such Millennial Warrant.  Consequently, assuming no further issuances of securities by Millennial, we expect to issue approximately 41,492,658 Integra Shares to former holders of Millennial Shares; approximately 551,261 Integra Shares to former holders of Millennial RSUs; approximately 1,911,760 Replacement Options, exercisable at various exercise prices ranging from C$1.30 to C$2.87, with expiry dates ranging from May 5, 2023 to April 5, 2027; and approximately 5,668,307 Integra Shares on exercise of Millennial Warrants, exercisable at various exercise prices ranging from C$1.74 to C$2.39, with expiry dates ranging from April 28, 2023 to June 16, 2024.

Bridge Loan

The Company announced on February 27, 2023, that it had agreed to provide Millennial with an unsecured bridge loan in the principal amount of not less than C$500,000 (the "Bridge Loan"), which Bridge Loan (i) will bear interest at a rate of 6.5% per annum from the date of advance until repayment of the principal amount in full; (ii) have a maturity date of 120 days from the issue date; and (iii) not accelerate and become due in connection with the termination of the Arrangement Agreement.  As of the date hereof, the Company has extended C$Nil by way of promissory note to Millennial in connection with the Bridge Loan.

Brokered Offering

The Company announced on February 27, 2023 that it had entered into an agreement with Raymond James Ltd., BMO Capital Markets and Cormark Securities Inc., as joint bookrunners (collectively, the "Underwriters"), in connection with a bought deal private placement of subscription receipts (each, a "Subscription Receipt"). On March 16, 2023, the Company and the Underwriters entered into a definitive underwriting agreement and completed the sale of 35,000,000 Subscription Receipts at a price of C$0.70 per Subscription Receipt (the "Issue Price") for gross proceeds of C$24,500,000 (the "Brokered Offering"). Each Subscription Receipt represents the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Transaction other than the issuance of the Integra Shares to shareholders of Millennial) (the "Escrow Release Conditions"), without payment of additional consideration, one Integra Share, subject to adjustments and in accordance with the terms and conditions of the subscription receipt agreement (the "Subscription Receipt Agreement") entered into on closing of the Brokered Offering among the Company, the Underwriters and TSX Trust Company (the "Subscription Receipt Agent").

The gross proceeds from the sale of Subscription Receipts pursuant to the Brokered Offering (including the Non-Brokered Offering, as described below) were placed into escrow with Subscription Receipt Agent. If the Escrow Release Conditions are satisfied on or before June 9, 2023 (the "Termination Date"), the escrowed funds together with interest earned thereon (less the balance of 75% of the remaining Underwriters' commission plus interest earned thereon) will be released to the Company. If the Escrow Release Conditions are not satisfied prior to the Termination Date, or if the Arrangement Agreement is terminated, the escrowed funds, together with interest earned thereon, will be returned on a pro rata basis to the holders of the Subscription Receipts, and the Subscription Receipts will be cancelled and have no further force and effect, all in accordance with the terms of the Subscription Receipt Agreement. On the closing date of the Brokered Offering, the Company paid to the Underwriters C$0.3 million, representing 25% of the Underwriters' commission, together with the Underwriters' expenses incurred in connection with the Brokered Offering. In the event that the Transaction does not close, these fees will not be refundable.

Non-Brokered Offering

The Company announced on February 27, 2023, that it had entered into a binding letter agreement with Wheaton Precious Metals Corp. ("Wheaton"), and a wholly-owned subsidiary of Wheaton, pursuant to which Wheaton agreed to purchase the lesser of: (a) C$15 million of Subscription Receipts at the Issue Price; (b) such number of Subscription Receipts that will result in Wheaton owning 9.9% of the issued and outstanding Integra Shares (following the completion of the proposed Transaction and the conversion of the Subscription Receipts issuable to Wheaton and pursuant to the Brokered Offering); and (c) 30% of the combined Subscription Receipts to be issued to Wheaton and investors in the Brokered Offering (the "Non-Brokered Offering").  On March 16, 2023, the Company and Wheaton entered into a definitive subscription agreement and completed the Non-Brokered Offering, resulting in the issuance and sale to Wheaton of 15,000,000 Subscription Receipts for aggregate gross proceeds of C$10,500,000.

Pursuant to the terms of the Non-Brokered Offering, and upon completion of the Transaction, Wheaton will receive a corporate wide right of first refusal on precious metals royalties, streams or pre-pays pertaining to any properties that Integra or its affiliates: (a) currently hold; (b) acquire in connection with the Transaction; and (c) acquire in the future within a five kilometer radius of the outer perimeter of the foregoing properties or is otherwise acquired in connection with or for the use of the projects currently held by Integra and Millennial. Integra will also grant to Wheaton the right to participate in future equity offerings so that it can maintain at least its pro rata ownership at the time of any such offering, up to a maximum of 9.9% of the Integra Shares (provided Wheaton holds at least 5.0% of the outstanding equity at the time of such offering).

Beedie Capital Credit Facility

The Company announced on February 27, 2023, that, in connection with the closing of the Transaction, the convertible credit agreement with Beedie Investments Ltd. dated July 28, 2022 (the "2022 Credit Agreement") will be amended to accommodate the assets of Millennial and its subsidiaries, each of which, following the closing of the Transaction, will be loan parties and provide guarantees and security for the obligations under the 2022 Credit Agreement. In addition, conditional on the closing of the Transaction (as described above), the 2022 Credit Agreement will be amended to, among other things, modify the conversion price on the initial advance of US$10 million under the 2022 Credit Agreement to reflect a 35% premium to the Issue Price (as described above) and to increase the effective interest rate from 8.75% to 9.25% per annum on the loan outstanding, which interest continues to be accrued for the first twenty-four (24) months from the date of the 2022 Credit Agreement, payable quarterly either in shares or in cash, at Integra's election. As of the date hereof, the principal amount of the loan outstanding under the 2022 Credit Agreement is US$20 million, of which US$10 million is currently drawn.

Consolidation

Subject to the completion of the Transaction and receipt of approval from the TSXV, Integra intends to consolidate the Integra Shares on the basis of one post-consolidation Integra Share for every 2.5 pre-consolidation Integra Shares (the "Consolidation"). It is expected that the Consolidation will take effect shortly following the completion of the Transaction.

Assuming no further issuances of securities by Integra and Millennial (other than as contemplated above), Integra expects to have approximately 171.8 million Integra Shares issued and outstanding immediately following the completion of the Transaction on a non-diluted basis and approximately 185.1 million Integra Shares outstanding on a fully-diluted basis. Following the implementation of the Consolidation, it is expected that Integra will have approximately 68.7 million Integra Shares issued and outstanding on a non-diluted basis and approximately 74.1 million Integra Shares outstanding on a fully-diluted basis. No fractional Integra Shares will be issued, and any fractional interest in Integra Shares resulting from the Consolidation will be rounded down to the nearest whole Integra Share.  As of the date hereof, no definitive decision has been made to proceed with the Consolidation.

B. Liquidity and Capital Resources

The Company does not have a mineral property in production and consequently does not receive revenue from the sale of precious metals. The Company currently has no operations that generate cash flow.  The Company has financed its operations primarily through the issuance of share capital and convertible debt. The continued operations of the Company are dependent on its ability to complete sufficient public equity financing or generate profitable operations in the future.

See Item 5.A - Investing Activities for a discussion on the Company's Investing activities for the years ended December 31, 2022, 2021, and 2020.

See Item 5.A - Financing Activities for a discussion on the Company's financing activities for the years ended December 31, 2022, 2021, and 2020.

See Item 5.A - Selected Consolidated Financial Information for the Company's balances of cash and cash equivalents as of December 31, 2022, 2021, and 2020.

The Company adopted IAS 1 amendments in 2022 and classified the liability portion of the convertible debt as a current liability, in accordance with these amendments, despite of its maturity date being August 2025.  That meaningfully impacted the Company's working capital. The Company's working capital, including the convertible debts, as of December 31, 2022 was $1,603,220 (December 31, 2021 - $9,387,223). The Company's working capital, excluding the convertible debt liability, as of December 31, 2022 was $11,651,434. Working capital, excluding the convertible liability, increased in the current period comparing to the year ended December 31, 2021 mostly due to an increase in cash as a result of the Company's August 2022 financing and the initial advance of the convertible debt facility.

The Company actively manages its liquidity using budgeting based on expected cash flows to ensure there are appropriate funds for meeting short term obligations during the year.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in Notes 2.2 and 4 of the consolidated financial statements.

Commitments and Contractual Obligations

Net Smelter Return

A portion of the DeLamar Project is subject to a 2.5% NSR payable to Maverix Metals Inc. ("Maverix"). The NSR will be reduced to 1.0% once Maverix has received a total cumulative royalty payment of C$10 million ($7.4 million).  Subsequent to the year ended December 31, 2022, Maverix was acquired by Triple Flag Precious Metals Corp.

Advance Minimum Royalties, Land Access Lease Payments, and Annual Claim Filings

The Company is required to make property rent payments related to its mining lease agreements with landholders and the Idaho Department of Lands ("IDL"), in the form of advance minimum royalties ("AMR"). There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the Project varies with each property.

The Company's AMR obligation was $77,450 for 2022 (December 31, 2021 - $64,950), paid in full in the current year ended December 31, 2022.

The Company's obligation related to land and road access lease payments, option payments and IDL rent payments was $383,669 for 2022 (December 31, 2021 - $329,331), paid in full in the current year ended December 31, 2022.

The Company's obligation for BLM claim fees was $192,225 for 2022 (December 31, 2021 - $191,565), paid in full in the current year ended December 31, 2022.

Leases - Right-of-Use Assets and Lease Liabilities

Integra renewed its head office lease agreement on August 18, 2022, extending the lease term from January 31, 2023 to January 31, 2028. All balances related to the original right-of-use asset and lease liability were closed in the current year and replaced by the new right-of-use asset and lease liability amounts.

Summaries of the changes in right-of-use assets and the lease liabilities for the years ended December 31, 2022 and 2021 are included in the Company's audited consolidated financial statements for the years ended December 31, 2022 and 2021.

The Company subleased a portion of its head office to four companies for a rent income of $111,046, in the current year ended December 31, 2022 (December 31, 2021 - $71,797; December 31, 2020 - $48,026). The income is recognized in the consolidated statement of operations and comprehensive loss, under the "Rent income - sublease".

Operating Leases

The Company elected to apply recognition exemption under IFRS 16 on its short-term rent agreements related to its office and equipment rentals. For the year ended December 31, 2022, the Company expensed $77,823 (December 31, 2021 - $93,154; December 31, 2020 - $89,166) related to these operating leases.  The Company's short-term lease commitment as of December 31, 2022 was $30,461 (December 31, 2021 - $19,068).

Equipment Financing

During the 2020 fiscal year, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and two small excavators and entered into a 48-month mobile equipment financing agreement in the amount of $0.6 million. The mobile equipment financing is guaranteed by Integra Resources Corp. During the quarter ended June 30, 2021, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and entered into a 48-month mobile equipment financing agreement in the amount of $0.3 million. The mobile equipment financing is guaranteed by Integra Resources Corp.

The equipment financing liability is initially measured at the present value of the payments to be made over the financing term, using the implicit interest rate of 7.0% per annum for the 2020 financing and the implicit interest rate of 6.5% for the financing incurred in the second quarter of 2021. Subsequently, equipment financing liability is accreted to reflect interest and the liability is reduced to reflect financing payments.

See Note 14 to our consolidated financial statements for summaries of the changes in the equipment financing liabilities and interest expenses for the years ended December 31, 2022 and 2021.

Convertible Debt Facility

On July 28, 2022, the Company executed a credit agreement with Beedie Investment Ltd. (the "Lender"), for the issuance of a non-revolving term convertible debt facility (the "Convertible Facility") in the principal amount up to $20 million. On August 4, 2022, an initial advance of $10 million was drawn under this facility, with the Company having the option to draw "subsequent advances" in increments of at least $2.5 million, up to an additional $10 million, subject to certain conditions.

Maturity date of the loan is set as 36 months following the closing date (August 4, 2022), which could be extended for an additional 12 months, if certain conditions are met. The Convertible Facility is secured by the Company's material assets and guaranteed by the Company's subsidiaries.

The Company is required to pay standby fees, of 2% (annual rate), calculated on the undrawn portion of the Convertible Facility, calculated on a daily basis, compounded quarterly, and payable in arrears on each interest payment date following the effective date commencing September 30, 2022.

The Convertible Facility bears interest at 8.75% per annum. Prior to July 31, 2024, interest will be accrued and shall be compounded quarterly and added to the principal at the end of each quarterly interest period. Commencing with the quarterly interest period ending September 30, 2024, interest shall be paid quarterly either in cash or shares.

See Note 15 of our consolidated financial statements for summaries of the convertible debt facility for the year ended December 31, 2022.

Outstanding Share Data

Common Shares

The Company's authorized capital stock consists of an unlimited number of Common Shares and an unlimited number of special shares, of which there are 79,763,689 Common Shares issued and outstanding and nil special shares issued and outstanding as of the date of this Annual Report.

All of the issued Common Shares rank equally as to voting rights, participation and a distribution of Integra's assets on liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of Integra.  Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends if and when declared by the Board and, upon liquidation, to receive such portion of the assets of Integra as may be distributable to such holders. There are currently no other series or class of shares which rank senior, in priority to, or pari passu with the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Warrants

As of the date of this Annual Report, the Company does not have outstanding warrants.

Options, RSUs & DSUs

The Company's equity compensation plan permits the Board to grant to directors, officers, consultants and employees of the Company share options to purchase from the Company a designated number of authorized but unissued Common Shares up to but not exceeding 10% of the issued and outstanding Common Shares from time to time, less any Common Shares reserved for issuance under any other securities-based compensation arrangements of the Company. The Company's equity compensation plan also permits the Board to grant a fixed number of restricted share units ("RSUs") or deferred share units ("DSUs") and provides for a purchase program for eligible employees of the Company to purchase Common Shares. As of the date of this Annual Report, there were 3,986,693 options to acquire Common Shares, 1,017,935 RSUs and 734,026 DSUs outstanding.

See Note 18 to our consolidated financial statements for additional share capital details for the years ended December 31, 2022 and 2021.

The following table outlines the outstanding share data as of the date of March 17, 2023:

March 17, 2023
Issued and outstanding common shares	79,763,689
Outstanding Options/RSUs/DSUs to purchase common shares	5,738,654
Issued and outstanding common shares (fully diluted)	85,502,343

C. Research and development, patents and licenses, etc.

The Company is an exploration, development and mining company and does not carry on any research and development activities.

D. Trend Information

As at the time of filing and as otherwise disclosed in this report, the Company is not aware of any specific trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company's liquidity or capital resources other than as discussed elsewhere in this Annual Report. Many factors that are beyond the control of the Company can affect the Company's operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in mining companies. The appeal of mining companies as investment alternatives could affect the liquidity of the Company and thus future exploration and evaluation, development, and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company's operations.

E. Critical Accounting Estimates

See Notes 2.2 and 2.4 to our consolidated financial statements for a description of our critical estimates and accounting judgments and significant accounting policies.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets out the names and province or state of residence of the directors (the "Directors") and executive officers of Integra (the "Named Executive Officers"), their present position(s) and offices within Integra, their principal occupations during the last five years and their date of appointment. All Directors have been elected or appointed to serve until the next annual meeting of shareholders of Integra, subject to earlier resignation or removal.

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
George Salamis(4) British Columbia, Canada	President, CEO and Director	CEO of Integra, August 2017 to present; Executive Chairman of Integra Gold, May 2013 to July 2017	February 28, 2018
Stephen de Jong(1)(2)(3) British Columbia, Canada	Chairman	CEO of VRIFY Technology Inc., November 2017 to present; CEO of Integra Gold July 2012 to July 2017	August 17, 2017
David Awram(1)(3)(4) British Columbia, Canada	Director	Senior Executive Vice President of Sandstorm Gold Ltd. (a public royalty company), January 2013 to present	November 3, 2017
Timo Jauristo(2)(3)(4) New South Wales, Australia	Director	Strategic Advisor at Canaccord Genuity, August 2016 to March 2019	February 28, 2018
Anna Ladd-Kruger (1)(4)(5) British Columbia, Canada	Director	Chartered Professional Accountant (CPA, CMA) and Corporate Director of multiple public mining companies; CFO of McEwen Mining Inc., September 2020 to June 2022; CFO and VP, Corporate Development of Excellon Resources Inc. from June 2019 to September 2020; CFO of Trevali Mining Corp. from April 2011 to May 2018	December 13, 2018
C.L. "Butch" Otter(4)(5) Idaho, United States	Director	Former Governor of the State of Idaho from 2007 to 2019	September 16, 2019
Carolyn Clark Loder(2)(5) Arizona, United States	Director	Advisor, Kodiak Copper Corp., April 2022 to present, Manager, Mineral Rights & Public Lands of Freeport-McMoRan Copper & Gold from September 2013 to September 2020	February 24, 2021
Andree St-Germain British Columbia, Canada	CFO	CFO of Integra, August 2017 to present; CFO of Integra Gold, March 2017 to July 2017; CFO of Golden Queen Mining, September 2013 to March 2017	N/A
Max Baker Idaho, United-States	Vice President Exploration	VP Exploration of Integra, October 2017 to present	N/A
Timothy D. Arnold Nevada, United-States	COO	COO of Integra from November 2019 to present; VP of Project Development of Integra, January 2019 to November 2019; Vice President of Operations of Pershing Gold Corp, January 2017 to January 2019; Vice President Operations of Nevada Copper Corp. from October 2013 to December 2016	N/A
Joshua Serfass Colorado, United States	Executive Vice President, Corporate Development and Investor Relations	Executive VP of Corp Dev and IR of Integra, December 2020 to present; VP of Corp Dev and IR of Integra, January 2018 to December 2020; Director, Corporate Communications for Integra Gold, May 2012 to July 2017	N/A

1. Member of the Audit Committee.

2. Member of the Nomination and Corporate Governance Committee.

3. Member of the Compensation Committee.

4. Member of the Technical and Safety Committee.

5. Member of the Environment, Social, Governance Committee.

No family relationships exist between any of the Directors or Named Executive Officers.

The following are brief biographies of the Directors or Named Executive Officers:

George Salamis, Age: 56 - Director, President and CEO

Mr. Salamis has over 25 years of experience in the mining and resource exploration industry. Mr. Salamis has been involved in over C$1.4 billion of M&A transactions, either through assets sales or his involvement with junior mining companies. Mr. Salamis was most recently Executive Chairman of Integra Gold which was sold to Eldorado Gold Corporation for C$590 million. Mr. Salamis co-led the efforts behind the 2016 Integra Gold Rush Challenge and the 2017 #DisruptMining initiatives that encouraged innovation and technology disruption in the mining industry. Mr. Salamis is a sought after speaker on mining innovation. Mr. Salamis holds a Bachelor of Science Degree in Geology from University of Montreal - École Polytechnique and has had a successful career in mining and exploration. Mr. Salamis has discovered, financed, built, managed or sold more than 5 major minerals deposits around the World. He began his career working for two major mining companies (Placer Dome and Cameco Corp) over a 12-year period before transitioning into mineral exploration and junior mining in 2001. Mr. Salamis is currently a director at Contact Gold Corp, Newcore Gold Ltd. and Edgewater Exploration.

Stephen de Jong, Age: 39 - Chairman

Mr. de Jong is CEO and Co-Founder of VRIFY, a technology platform on a mission to build a more transparent mining investment ecosystem. Prior to VRIFY, Mr. de Jong was President and CEO of Integra Gold Corp., a Quebec-focused resource exploration company focused on advancing the Lamaque Gold Project. He led the business from a C$10 million valuation in 2012 to a C$590 million acquisition by Eldorado Gold Corporation in 2017. The Lamaque Gold Project is now a fully operational mine which produces approximately 200,000 ounces of gold per year and employs more than 400 people from the local community. Mr. de Jong holds a Bachelor of Commerce degree from Royal Roads University and is also a director of Sun Peak Metals Corp.

David Awram, Age: 50 - Director

Mr. Awram was Executive Vice President of Sandstorm Gold Ltd. from July 2009 to January 2013 and has been its Senior Executive Vice President since January 2013. Mr. Awram was Executive Vice President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the director of Investor Relations for Silver Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia. Mr. Awram is a director of Sandstorm Gold, Sun Peak Metals Corp and Pucara Gold Ltd.

Timo Jauristo, Age: 65 - Director

Mr. Jauristo has over 35 years' experience in the mining and exploration industry. In his time as Executive Vice-President with Goldcorp Inc. from July 2009 to September 2014, and 15 years (until 2005) with Placer Dome in a range of operating and corporate roles, he was involved in or led numerous transactions, buying and selling assets in almost all of the of the world's major gold producing regions. During and since his time with Goldcorp, he has served as a director for a number of exploration, development and operating companies. Prior to 1997, Timo was involved in exploration and development for various commodities throughout Australia, and in Indonesia, China, Spain, various south-east Asian and African countries. Between 2005 and 2009, he served as CEO of two junior companies (Zincore Metals Inc. and Southwestern Resources Corp.) with assets in Peru and China. He has a Bachelor of Applied Science in applied Geology from the Queensland University of Technology. He also holds a graduate diploma in finance from the Securities Institute of Australia, and is a MAusIMM.

Anna Ladd-Kruger, Age: 52 - Director

Ms. Ladd-Kruger was the former Chief Financial Officer (CFO) of McEwen Mining Inc. where she was brought in to strengthen the Company's executive team leading financial and operational turnaround strategies.  She was also key to the McEwen Copper Asset spin out and served as its CFO and director.  Ms. Ladd-Kruger was also the previous CFO of Trevali Mining Corporation, an international base metals mining company. She was part of Trevali's original executive management team that grew the company from a junior exploration market capitalization of $30 million to a mid-tier base metals producer that reached over $1 billion on the TSX.  She has raised over $1 billion U.S. dollars in debt and equity throughout her career in the mining sector. Ms. Ladd-Kruger also served as the CFO and VP Corporate Development for a number of Canadian publicly listed junior mining companies and began her career working at Vale S.A.'s Thompson and Sudbury Canadian operations before joining Kinross Gold Corporation as their North American Group Controller.

Ms. Ladd-Kruger is currently the Board Chair of Nova Minerals Limited and also sits on the Board of SilverCrest Metals Inc and Sherritt International Corporation. She is a Certified Public Accountant (CPA, CMA), holds the Canadian Institute of Corporate Directors designation (ICD.D), a Master's in Economics from Queen's University and a Bachelor of Commerce from the University of British Columbia.

C.L. "Butch" Otter, Age: 81 - Director

Former Governor C.L. "Butch" Otter is an American businessman and politician who served as the 32nd Governor of Idaho from 2007 to 2019. He was elected in 2006 and re-elected in 2010 and 2014. Governor Otter served as lieutenant governor for 14 years from 1987 to 2001, and in the United States Congress from the first district of Idaho from 2001 to 2007. When Governor Otter left office in January 2019, he was the longest-serving governor in the United States whose time in office had ran consecutively, at 12 years. Governor Otter's election win in 2014 was his tenth consecutive victory.

Before devoting his career to full-time politics, Governor Otter spent more than 30 years as a business leader, including 12 years as President of Simplot International. Mr. Otter is currently a director at Electra Battery Materials Corporation.

Carolyn Clark Loder, Age: 70 - Director

Ms. Loder possesses more than 30 years of senior professional experience in the public and private sectors in Mining, Mineral Rights Management, Land Management and Tribal Relations in the United States. She served as President of Sonora Mining Corporation and Vice President of the Sonora Mining Corporation/Jamestown Mine Joint venture between Northgate Exploration and Pathfinder Gold (Cogema). The Jamestown Mine was North America's largest gold flotation facility. She served two terms as President of the California Mining Association, the first woman President in its hundred-year history. She headed up Minerals Rights and Public Lands for Freeport-McMoRan, the world's largest publically traded copper producer and headed up Mineral Rights and Tribal Relations for LafargeHolcim, the world's largest cement manufacturer. Three Secretary of Interior's appointed her to the federal Bureau of Land Management Resource Advisory Council. She served for nine years on their Council and served as Vice-Chair and Chair of the Council's Mining Sub-Committee.

Ms. Loder served on the board of directors as an Independent Director of Neutron Energy and currently serves on the board of K2 Gold Corp. as an Independent Director. As of April 2022, Ms. Loder has served as an advisor to Kodiak Copper Corp.

Ms. Loder holds a M.L.S. Degree in Indian Law from the Sandra Day O'Connor School of Law, Arizona State University and a master's degree in Physical Geography with Highest Honors from California State University, Fresno.

Andrée St-Germain, Age: 43 - CFO

Ms. St-Germain is an experienced mining finance executive with an extensive background in banking, mining finance and financial management. She began her career in investment banking for Dundee Capital Markets Inc. As an investment banker, Ms. St-Germain worked exclusively with mining companies on M&A advisory and financing. In 2013, Ms. St-Germain joined Golden Queen Mining Co. Ltd. ("Golden Queen") as CFO. During her tenure at Golden Queen, she played an instrumental role in securing project finance and overseeing Golden Queen as it transitioned from development and construction to commercial production. She joined Integra Gold as CFO in early 2017 and helped oversee the sale to Eldorado Gold Corporation in July 2017 for C$590 million. Ms. St-Germain is currently a director of Ascot Resources Ltd. and Osisko Mining Inc. She also serves on the board of the Association for Mining Exploration British-Columbia (AMEBC).

Max Baker, Age: 70 - VP Exploration

Mr. Baker is a Ph.D. Geologist and member of Aus-IMM based in Post Falls, Idaho. He has over 40 years of exploration experience in Australia, Asia, North and South Americas and Europe on projects ranging from grass-roots, resource definition and development. He has been involved in the exploration and discovery of several significant deposits globally and has previously acted as Chief Geologist for Rennison Goldfields, Inc., Newcrest Mining Limited and Mount Isa Mines, as well as VP Exploration for several junior mining companies over the years.

Timothy D. Arnold, Age: 66 - COO

Mr. Arnold has over 40 years of experience in hard rock mining; open pit and underground, engineering and production, consulting and operations. He has held positions in mining companies ranging from laborer to contract miner and shift boss to COO. Mr. Arnold has spent most of his career either developing or operating mines. Prior to joining Integra, Mr. Arnold was the VP of Operations for Pershing Gold Corporation. Previously, he held VP/GM positions for Nevada Copper, General Moly, Coeur d'Alene Mines, Hecla Mining Company and COO of Geovic Mining Corp. Mr. Arnold graduated in 1982 from the University of Idaho with a degree in Mining Engineering and completed an Executive MBA program at Northwestern's Kellogg Graduate School of Management. He is a Professional Engineer in Nevada and Arizona. In 2016, Mr. Arnold served as the President of the Society for Mining, Metallurgy and Exploration (SME). Mr. Arnold is a member of the University of Idaho College of Engineering's Academy of Engineers.

Joshua Serfass, Age 40 - Executive VP Corporate Development and Investor Relations

Mr. Serfass is the Executive Vice President of Corporate Development and Investor Relations at Integra. He was previously the Manager of Corporate Communications and a key member of the team at Integra Gold which developed and sold the Lamaque Mine to Eldorado Gold for C$590 million in 2017. Prior to Integra Gold, Josh worked at Citibank as a marketing manager and a supply-chain/operations analyst at Liz Claiborne and L. Knife and Sons. Mr. Serfass is currently a director of Canterra Minerals Corporation and Lahontan Gold Corp.

Arrangements and Understandings

The Company has no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management, no director or executive officer of Integra is, as at the date of this Annual Report, or was, within the 10 years before the date of this Annual Report, a director, chief executive officer or chief financial officer or any company (including Integra), that was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities of Integra to affect materially the control of Integra, is, as of the date of this Annual Report, or has been within the 10 years before the date of this Annual Report, a director or executive officer of any company (including Integra) that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities of Integra to affect materially the control of Integra, is, as of the date of this Annual Report, or has been within the 10 years before the date of this Annual Report, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities to affect materially the control of Integra, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Integra's knowledge, information and belief, and other than disclosed herein, there are no known existing or potential conflicts of interest among Integra and its directors, officers or other members of management as a result of their outside business interests except that certain of Integra's directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Integra and their duties as a director or officer of such other companies. As required by law, each of the directors of Integra is required to act honestly, in good faith and in the best interests of Integra. In the event of a conflict of interest, Integra will follow the requirements and procedures of applicable corporate and securities legislation and applicable exchange policies, including the relevant provisions of the BCBCA.

B. Compensation

Director Compensation

As part of its mandate, the Compensation Committee is responsible for annually reviewing and recommending to the Board a compensation package for its members. In considering the Directors' compensation packages, the Compensation Committee takes into consideration the relative responsibilities of Directors in serving on the Board and the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

The annual fee payable to the Company's Chair is C$120,000 (C$10,000 per month) and the annual fee payable to non-executive Directors is C$36,000 (C$3,000 per month). Mr. Otter and Ms. Loder's annual fee is $36,000 ($3,000 per month).  In 2022, the chair of the Audit Committee received an annual fee of C$10,000, the chair of the Human Resources and Compensation Committee received an annual fee of C$7,500, the chair of the Technical and Safety Committee received an annual fee of C$5,000 and the chair of the Environment, Social, Governance Committee received an annual fee of $5,000. The Directors also have the choice to receive a portion or all of their retainer in DSUs in lieu of cash. In 2022, Mr. de Jong opted to receive 20% of his retainer in DSUs, Mr. Awram elected to receive 100% of his retainer in DSUs, Mr. Jauristo elected to receive 75% of his retainer in DSUs, Mr. Otter elected to receive 20% of his retainer in DSUs, and Ms. Loder elected to receive 100% of her retainer in DSUs. The Company does not currently pay an additional "per meeting" fee. George Salamis, who is also a Named Executive Officer, is not entitled to receive any additional compensation for acting as a Director.

Directors are also eligible to participate in the Company's Amended and Restated Equity Incentive Plan (the "Amended Plan"), which is designed to give each independent Director an interest in preserving and maximizing shareholder value in the long term. Independent Directors were awarded an initial stock option ("Option") grant upon joining the Board. Subsequent individual Option and DSU grants will be determined on an annual basis, based on the Company's overall performance. Option vesting periods for Directors are as follows: 1/3 upon grant of Options; 1/3 after 12 months; and 1/3 after 24 months.  DSUs vest 12 months after the date of grant and are settled in cash or Common Shares when the individual ceases to be a Director of the Company.

There are no other arrangements under which the Directors who are not Named Executive Officers were compensated by the Company or its subsidiaries during the most recently completed financial year end for their services in their capacity as Directors.

The Company does not have a pension, retirement or similar benefits scheme for directors.

Summary Compensation Table

The following table provides a summary of compensation paid, directly or indirectly, for each of most recently completed financial years to the Directors, not including Directors who are also Named Executive Officers:

TABLE OF COMPENSATION (1)
Name and position	Year	Fees earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Stephen de Jong,	2022	53,160(2)(3)(11)	45,303(5)(6)(7)(8)(9)	7,966(10)	Nil	Nil	Nil	106,429
Chair
David Awram,	2022	Nil(2)	58,235(5)(6)(7)(8)(9)	7,966(10)	Nil	Nil	Nil	66,201
Director
Timo Jauristo,	2022	8,029(2)(11)	51,865(5)(6)(7)(8)(9)	7,966(10)	Nil	Nil	Nil	67,860
Director
Anna Ladd-Kruger,	2022	33,963(11)	27,047(9)	7,966(10)	Nil	Nil	Nil	68,976
Director
C.L. "Butch" Otter,	2022	28,800(2)(4)	34,245(5)(6)(7)(8)(9)	7,966(10)	Nil	Nil	Nil	71,011
Director
Carolyn Clark Loder(6)	2022	Nil(2)	68,045(5)(6)(7)(8)(9)	7,966(10)	Nil	Nil	Nil	76,011
Director

Notes:

(1) This table does not include any amount paid as reimbursement for expenses.

(2) Pursuant to the Amended Plan, in 2022 Mr. de Jong elected to receive 20% of his annual retainer in DSUs, Mr. Awram elected to receive 100% of his annual retainer in DSUs, Mr. Jauristo elected to receive 75% of his annual retainer in DSUs, Mr. Otter elected to receive 20% of his annual retainer in DSUs and Ms. Loder elected to receive 100% of her annual retainer in DSUs granted quarterly.

(3) In an effort to conserve cash, Mr. de Jong agreed to reduce the cash portion of his director's fees to nil for May, June and July 2022.

(4) This amount was paid to a private company controlled by Mr. Otter for his services as Director.

(5) On March 31, 2022, the Company granted Mr. de Jong, Mr. Awram, Mr. Jauristo, Mr. Otter and Ms. Loder each 3,333, 5,694, 4,531, 1,249 and 7,115 DSUs respectively in lieu of Q1 2022 directors' fees. Each DSU has been valued at C$1.80 which was the Company's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the March 31, 2022 exchange rate of $1.00 to C$1.2496.

(6) On August 15, 2022, the Company granted Mr. de Jong, Mr. Awram, Mr. Jauristo, Mr. Otter and Ms. Loder each 6,976, 11,918, 9,484, 2,701 and 15,384 DSUs respectively in lieu of Q2 2022 directors' fees. Each DSU has been valued at C$0.86 which was the Company's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the August 15, 2022 exchange rate of $1.00 to C$1.2908.

(7) On September 30, 2022, the Company granted Mr. de Jong, Mr. Awram, Mr. Jauristo, Mr. Otter and Ms. Loder each 8,000, 13,666, 10,875, 3,289 and 18,732 DSUs respectively in lieu of Q3 2022 directors' fees. Each DSU has been valued at C$0.75 which was the Company's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the September 29, 2022 exchange rate of $1.00 to C$1.3707.

(8) On December 30, 2022, the Company granted Mr. de Jong, Mr. Awram, Mr. Jauristo, Mr. Otter and Ms. Loder each 7,058, 12,058, 9,595, 2,868 and 16,332 DSUs respectively in lieu of Q4 2022 directors' fees. Each DSU has been valued at C$0.85 which was the Company's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the December 30, 2022 exchange rate of $1.00 to C$1.3544.

(9) On January 10, 2023, the Company granted Mr. de Jong, Mr. Awram, Mr. Jauristo, Ms. Ladd-Kruger, Mr. Otter and Ms. Loder each 41,250 DSUs as part of the 2022 annual incentive award grant. Each DSU has been valued at C$0.88 which was the Company's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the January 10, 2023 exchange rate of $1.00 to C$1.3421.

(10) On January 10, 2023, the Company granted 27,500 Options each to Mr. de Jong, Mr. Awram, Mr. Jauristo, Ms. Ladd-Kruger, Mr. Otter and Ms. Loder as part of the 2022 annual incentive award grant at an exercise price of C$0.87 which was the previous closing price pursuant to the Amended Plan. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 3.5 year expected life; 58.01% volatility; 3.35% risk free interest rate; and a 0% dividend rate. The value of the Options have been converted to U.S. dollars from Canadian dollars using the January 10, 2023 exchange rate of $1.00 to C$1.3421. Each Option entitles the holder to one Share upon exercise or release. The Options vest as follows: 1/3 on date of grant, 1/3 after 12 months; and 1/3 after 24 months.

(11) Mr. de Jong, Mr. Awram, Mr. Jauristo and Ms. Ladd-Kruger's fees are paid in Canadian dollars and have been converted to U.S. dollars from Canadian dollars using the December 30, 2022 exchange rate of $1.00 to C$1.3544.

Compensation Securities Table

The following table sets forth information concerning all compensation securities granted or issued by the Company to each Director, not including Directors who are also Named Executive Officers, during the most recently completed financial year and includes securities granted or issued subsequent to the most recently completed financial year as long-term incentives earned during the most recently completed financial year:

COMPENSATION SECURITIES
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price(12) ($)	Closing price of security or underlying security on date of grant (13) ($)	Closing price of security or underlying security at year end(14) ($)	Expiry date
Stephen de Jong,(6) Chair	Options(1) DSUs(2) DSUs(2) DSUs(2) DSUs(2) DSUs(2)	27,500(3) 41,250(4) 7,058(5) 8,000(5) 6,976(5) 3,333(5)	Jan 10, 2023 Jan 10, 2023 Dec 30, 2022 Sep 30, 2022 Aug 15, 2022 Mar 31, 2022	0.65 0.66 0.63 0.55 0.67 1.44	0.66 0.66 0.63 0.55 0.67 1.44	0.63 0.63 0.63 0.63 0.63 0.63	Jan 10, 2028

COMPENSATION SECURITIES
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price(12) ($)	Closing price of security or underlying security on date of grant (13) ($)	Closing price of security or underlying security at year end(14) ($)	Expiry date
David Awram,(7) Director	Options(1) DSUs(2) DSUs(2) DSUs(2) DSUs(2) DSUs(2)	27,500(3) 41,250(4) 12,058(5) 13,666(5) 11,918(5) 5,694(5)	Jan 10, 2023 Jan 10, 2023 Dec 30, 2022 Sep 30, 2022 Aug 15, 2022 Mar 31, 2022	0.65 0.66 0.63 0.55 0.67 1.44	0.66 0.66 0.63 0.55 0.67 1.44	0.63 0.63 0.63 0.63 0.63 0.63	Jan 10, 2028
Timo Jauristo,(8) Director	Options(1) DSUs(2) DSUs(2) DSUs(2) DSUs(2) DSUs(2)	27,500(3) 41,250(4) 9,595(5) 10,875(5) 9,484(5) 4,531(5)	Jan 10, 2023 Jan 10, 2023 Dec 30, 2022 Sep 30, 2022 Aug 15, 2022 Mar 31, 2022	0.65 0.66 0.63 0.55 0.67 1.44	0.66 0.66 0.63 0.55 0.67 1.44	0.63 0.63 0.63 0.63 0.63 0.63	Jan 10, 2028
Anna Ladd-Kruger,(9) Director	Options(1) DSUs(2)	27,500(3) 41,250(4)	Jan 10, 2023 Jan 10, 2023	0.65 0.66	0.66 0.66	0.63 0.63	Jan 10, 2028
C.L. "Butch" Otter,(10) Director	Options(1) DSUs(2)	27,500(3) 41,250(4) 2,868(5) 3,289(5) 2,701(5) 1,249(5)	Jan 10, 2023 Jan 10, 2023 Dec 30, 2022 Sep 30, 2022 Aug 15, 2022 Mar 31, 2022	0.65 0.66 0.63 0.55 0.67 1.44	0.66 0.66 0.63 0.55 0.67 1.44	0.63 0.63 0.63 0.63 0.63 0.63	Jan 10, 2028
Carolyn Clark Loder,(11) Director	Options(1) DSUs(2)	27,500(3) 41,250(4) 16,332(5) 18,732(5) 15,384(5) 7,115(5)	Jan 10, 2023 Jan 10, 2023 Dec 30, 2022 Sep 30, 2022 Aug 15, 2022 Mar 31, 2022	0.65 0.66 0.63 0.55 0.67 1.44	0.66 0.66 0.63 0.55 0.67 1.44	0.63 0.63 0.63 0.63 0.63 0.63	Jan 10, 2028

Notes:

(1) Each Option entitles the holder to one Share upon exercise or release. For a discussion about vesting and restrictions and conditions of exercise or conversion, see section titled "Oversight and Description of Director Compensation".

(2) Each DSU entitles the holder to one Share upon exercise.

(3) Annual option grant granted on January 10, 2023 for year ended December 31, 2022.

(4) Annual DSU grant granted on January 10, 2023 for year ended December 31, 2022.

(5) Quarterly DSU grant in lieu of 2022 fees.

(6) Mr. de Jong held a total of 223,000 Options ( vested) and 124,806 DSUs (58,189 vested) as at January 10, 2023.

(7) Mr. Awram held a total of 197,000 Options (171,333 vested) and 148,225 DSUs as (63,639 vested) at January 10, 2023.

(8) Mr. Jauristo held a total of 297,000 Options (271,333 vested) and 135,575 DSUs (59,840 vested) as at January 10, 2023.

(9) Ms. Ladd-Kruger held a total of 247,000 Options (221,333 vested) and 91,750 DSUs (50,500 vested) as at January 10, 2023.

(10) Mr. Otter held a total of 247,000 Options (221,333 vested) and 101,857 DSUs (50,500 vested) as at January 10, 2023.

(11) Ms. Loder held a total of 149,500 Options (90,500 vested) and 131,813 DSUs (33,000 vested) as at January 10, 2023.

(12) Options granted on January 10, 2023 were priced at previous closing price of C$0.87 pursuant to the Amended Plan and have been converted to U.S. dollars from Canadian dollars using the January 10, 2023 exchange rate of $1.00 to C$1.3421. DSUs granted on January 10, 2023 had an issue price of C$0.88 and have been converted to U.S dollars using the January 10, 2023 exchange rate of $1.00 to C$1.3421. DSUs granted on December 30, 2022 had an issue price of C$0.85 and have been converted to U.S dollars using the December 30, 2022 exchange rate of $1.00 to C$1.3544. DSUs granted on September 30, 2022 had an issue price of C$0.75 and have been converted to U.S dollars using the September 30, 2022 exchange rate of $1.00 to C$1.3707. DSUs granted on August 15, 2022 had an issue price of C$0.86 and have been converted to U.S dollars using the August 15, 2022 exchange rate of $1.00 to C$1.2908. DSUs granted on March 31, 2022 had an issue price of C$1.80 and have been converted to U.S dollars using the March 31, 2022 exchange rate of $1.00 to C$1.2496.

(13) Closing price on January 10, 2023 was C$0.88 and has been converted to U.S dollars using the January 10, 2023 exchange rate of $1.00 to C$1.3421. Closing price on December 30, 2022 was C$0.85 and has been converted to U.S dollars using the December 30, 2022 exchange rate of $1.00 to C$1.3544. Closing price on September 30, 2022 had an issue price of C$0.75 and have been converted to U.S dollars using the September 30, 2022 exchange rate of $1.00 to C$1.3707. DSUs granted on August 15, 2022 was C$0.86 and has been converted to U.S dollars using the August 15, 2022 exchange rate of $1.00 to C$1.2908. Closing price on March 31, 2022 was C$1.80 and has been converted to U.S dollars using the March 31, 2022 exchange rate of $1.00 to C$1.2496.

(14) Closing price on December 30, 2022 was C$0.85 and has been converted to U.S dollars using the December 31, 2022 exchange rate of $1.00 to C$1.3544.

None of the Directors exercised any compensation securities during the most recently completed financial year of the Company.

Executive Compensation

The following information is presented in accordance with Form 51-102F6 - Statement of Executive Compensation.

Under Form 51-102F6 - Statement of Executive Compensation, "Named Executive Officers" or "NEOs" are the CEO, CFO and the three most highly compensated executive officers, other than the CEO and CFO, whose total compensation was, individually, more than C$150,000 for the financial year (as at December 31, 2022).

Components of the Compensation Program

Set forth below is a table that describes the elements of NEO compensation:

Elements	Description	Objectives
Base Salary	Base salary is determined through an analysis of a comparator group for similar positions. It reflects the capability of the executive as demonstrated over an extended period of time.	Attraction, retention and motivation; and annual salary adjustments as appropriate.
Annual Cash Bonus - Short Term Incentives

Annual cash incentive bonus is a portion of variable compensation that is designed to reward executives on an annual basis for achievement of corporate and business objectives, relative to corporate and individual performance.

Pay for performance; align with business strategy; and attraction, retention and motivation.
Options & RSUs - Long-Term Incentives

Equity compensation is a portion of variable compensation that is designed to align executive and Shareholder interests, focus executives on long-term value creation, and also support the retention of key executives.

Align to Shareholder interests; pay for performance; and attraction, retention and motivation.
Benefits	Executives who are employees participate in standard corporate medical, extended health and dental insurance	Attraction and retention.

Base Salary

Base salaries (or consulting fees) of the Company's Named Executive Officers are based on an assessment of factors such as current competitive market conditions, compensation levels within the comparator group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

Base salaries are reviewed at the end of each calendar year. The CEO recommends base salary adjustments to the Compensation Committee for the Named Executive Officers, other than himself. The Compensation Committee determines the base salary adjustment for the CEO taking into consideration the performance of the CEO, market conditions and the Company's ability to pay.

Short-Term Incentives

The short-term incentive program is a variable element of compensation and consists of an annual cash bonus. Annual bonuses may be awarded at the sole discretion of the Board, based on recommendations of the Compensation Committee, for individual achievements, contributions or efforts that the Compensation Committee has determined can reasonably be expected to have a positive impact on Shareholder value.

Achieving predetermined individual and/or corporate targets and objectives, as well as general performance in day-to-day corporate activities, will trigger the award of a bonus payment to the Named Executive Officers. The Named Executive Officers will receive a partial or full incentive payment depending on the number of the predetermined targets met and the Board's assessment of overall performance. The determination as to whether a target has been met is ultimately made by the Board. The Board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate.

Long-Term Incentives

Long-term incentives are performance-based grants of Options and/or RSUs.  The awards are intended to align executive interests with those of Shareholders by tying compensation to Share performance and to assist in retention through vesting provisions.  The Board implemented a formal annual equity incentive grant in 2018.

The Options and RSUs granted to NEOs vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

Grants of Options and RSUs are based on:

(a) the executive's performance;

(b) the executive's level of responsibility within the Company;

(c) the number and exercise price of Options previously issued to the executive; and

(d) the overall aggregate total compensation package provided to the executive.

Management makes recommendations to the Compensation Committee and the Board concerning the long-term incentives based on the above criteria. Options and RSUs are granted on an annual basis in connection with the review of executives' compensation packages. Options and RSUs may also be granted, at the discretion of the Board, throughout the year, as special recognition for extraordinary performance. The Board is responsible for setting or amending the Company's equity incentive plan under which Options and RSUs are granted.  The Board will consider previous grants of Options and RSUs and the overall number of awards that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the Named Executive Officer.

The Company does not have a pension, retirement or similar benefits scheme for Named Executive Officers.

Summary Compensation Table

The following table provides a summary of compensation paid, directly or indirectly, for each of the most recently completed financial years to the Named Executive Officers:

TABLE OF COMPENSATION (1)
Name and position	Year	Salary ($)	Share- Based Awards ($)	Option-Based Awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
George Salamis,	2022	238,840(2)(3)(8)	61,471(6)	18,104(7)	206,994(2)(5)(8)	Nil	Nil	Nil	525,409
President, CEO, Director
Andrée St-Germain,	2022	151,275(3)(8)	30,735(6)	9,052(7)	65,552(5)(8)	Nil	Nil	Nil	256,614
CFO
E. Max Baker,	2022	137,747(4)	30,735(6)	9,052(7)	56,230(5)	Nil	Nil	Nil	233,764
VP Exploration
Timothy Arnold,	2022	233,571(3)	30,735(6)	9,052(7)	101,214(5)	Nil	Nil	Nil	374,572
COO
Joshua Serfass,(8)	2022	149,189(3)	30,735(14)	9,052(15)	64,649(5)	Nil	Nil	Nil	253,625
EVP Corp Dev and IR

Notes:

(1) This table does not include any amount paid as reimbursement for expenses.

(2) This amount was paid to a private company controlled by Mr. Salamis for his services as President and CEO.

(3) In an effort to conserve cash, Mr. Salamis, Ms. St-Germain, Mr. Arnold and Mr. Serfass reduced their salaries by 25% for the months of May, June and July.

(4) As of May 2022, Mr. Baker is a part-time employee of the Company.

(5) Cash bonus earned for 2022 performance are estimates and will be paid in the second quarter of 2023 subject to review and approval by the Compensation Committee and Board.

(6) On January 10, 2023, the Company granted Mr. Salamis 93,750 RSUs, Ms. St-Germain 46,875 RSUs, Mr. Baker 46,875 RSUs, Mr. Arnold 46,875 RSUs and Mr. Serfass 46,875 RSUs. Each RSU has been valued at C$0.88 which was the Company's closing Share price on the date of grant. The value of the RSUs have been converted to U.S. dollars from Canadian dollars using the January 10, 2023 exchange rate of $1.00 to C$1.3544. Each RSU entitles the holder to one Share upon vesting. The RSUs vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

(7) On January 10, 2023, the Company granted Mr. Salamis 62,500 Options, Ms. St-Germain 31,250 Options, Mr. Baker 31,250 Options, Mr. Arnold 31,250 Options and Mr. Serfass 31,250 Options at an exercise price of C$0.87 which was the previous closing price pursuant to the Amended Plan. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 3.5 year expected life; 58.01% volatility; 3.35% risk free interest rate; and a 0% dividend rate. The value of the Options have been converted to U.S. dollars from Canadian dollars using the January 10, 2023 exchange rate of $1.00 to C$1.3544. Each Option entitles the holder to one Share upon exercise or release. The Options vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

(8) Mr. Salamis and Ms. St-Germain's salary and bonus are paid in Canadian dollars and have been converted to U.S. dollars from Canadian dollars using the December 30, 2022 exchange rate of $1.00 to C$1.3544.

Compensation Securities Table

The following table sets forth information concerning all compensation securities granted or issued by the Company to each Named Executive Officer subsequent to the most recently completed financial year as long-term incentives earned during the most recently completed financial year:

COMPENSATION SECURITIES
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price(10) ($)	Closing price of security or underlying security on date of grant(11) ($)	Closing price of security or underlying security at year end(12) ($)	Expiry date
George Salamis,(5) President, CEO, Director	Options(1) RSUs(2)	62,500(3) 93,750(4)	Jan 10, 2023 Jan 10, 2023	0.65 0.66	0.66 0.66	0.63 0.63	Jan 10, 2028
Andrée St-Germain,(6) CFO	Options(1) RSUs(2)	31,250(3) 46,875(4)	Jan 10, 2023 Jan 10, 2023	0.65 0.66	0.66 0.66	0.63 0.63	Jan 10, 2028
E. Max Baker,(7) VP Exploration	Options(1) RSUs(2)	31,250(3) 46,875(4)	Jan 10, 2023 Jan 10, 2023	0.65 0.66	0.66 0.66	0.63 0.63	Jan 10, 2028
Timothy Arnold,(8) COO	Options(1) RSUs(2)	31,250(3) 46,875(4)	Jan 10, 2023 Jan 10, 2023	0.65 0.66	0.66 0.66	0.63 0.63	Jan 10, 2028
Joshua Serfass,(9) EVP Corp Dev and IR	Options(1) RSUs(2)	31,250(3) 46,875(4)	Jan 10, 2023 Jan 10, 2023	0.65 0.66	0.66 0.66	0.63 0.63	Jan 10, 2028

Notes:

(1) Each Option entitles the holder to one Share upon exercise or release. The options vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

(2) Each RSU entitles the holder to one Share upon vesting. The RSUs vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

(3) Annual Option grant granted on January 10, 2023 for year ended December 31, 2022.

(4) Annual RSU grant granted on January 10, 2023 for year ended December 31, 2022.

(5) Mr. Salamis held a total of 673,300 Options (558,800 vested) and 224,750 RSUs (62,333 vested) as at January 10, 2023.

(6) Ms. St-Germain held a total of 255,850 Options (198,600 vested) and 81,209 RSUs (Nil vested) as at January 10, 2023.

(7) Mr. Baker held a total of 255,850 Options (198,600 vested) and 81,209 RSUs (Nil vested) as at January 10, 2023.

(8) Mr. Arnold held a total of 273,850 Options (216,600 vested) and 81,209 RSUs (Nil vested) as at January 10, 2023.

(9) Mr. Serfass held a total of 266,250 Options (209,000 vested) and 81,209 RSUs (Nil vested) as at January 10, 2023.

(10) Options were priced at previous closing price of C$0.87 pursuant to the Amended Plan and have been converted to U.S. dollars from Canadian dollars using the January 10, 2023 exchange rate of $1.00 to C$1.3544. DSUs granted on January 10, 2023 had an issue price of C$0.88 and have been converted to U.S dollars using the January 10, 2023 exchange rate of $1.00 to C$1.3544.

(11) Closing price on January 10, 2023 was C$0.88 and has been converted to U.S dollars using the January 10, 2023 exchange rate of $1.00 to C$1.3544.

(12) Closing price on December 30, 2022 was C$0.85 and has been converted to U.S dollars using the December 30, 2022 exchange rate of $1.00 to C$1.3544.

None of the Named Executive Officers exercised any Options during the most recently completed financial year of the Company. On December 15, 2022, one third of RSUs granted in December 2020 vested. Ms. St-Germain, Mr. Baker, Mr. Arnold and Mr. Serfass each exercised 9,333 RSUs. In accordance with the Amended Plan, Mr. Salamis elected to defer the 18,667 RSUs that vested on December 15, 2022 to a deferred payment date of December 31, 2023. On December 16, 2022, one third of RSUs granted in December 2021 vested. Ms. St-Germain, Mr. Baker, Mr. Arnold and Mr. Serfass each exercised 12,500 RSUs. In accordance with the Amended Plan, Mr. Salamis elected to defer the 25,000 RSUs that vested on December 16, 2022 to a deferred payment date of December 31, 2024.

C. Board Practices

The table below details the date since which each Director has served on the Company's Board.

Director's Name	Date of Appointment as Director
Stephen de Jong	August 8, 2017
David Awram	November 3, 2017
Timo Jauristo	February 28, 2018
George Salamis	February 28, 2018
Anna Ladd-Kruger	December 12, 2018
C.L. "Butch" Otter	September 16, 2019
Carolyn Clark Loder	February 24, 2021

The Company has not adopted term limits for its Directors. Given the relatively short terms served by its Directors and the diverse backgrounds and expertise of its Directors, the Company does not feel that term limits are necessary at this time. However, the Directors are subject to re-election at each annual general meeting of the shareholders.

There are no directors' service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Committees of the Board

The Board is responsible for the Company's corporate governance and has a separately designated standing Nomination and Corporate Governance Committee, a Compensation Committee, an Audit Committee, a Technical and Safety Committee, and an Environment, Social, Governance Committee. The Board has determined that all of the members of the Nomination and Corporate Governance Committee, the Compensation Committee and the Audit Committee are independent, based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for, among other things:

  developing, recommending to the Board and maintaining corporate governance principles applicable to the Company;
  identifying and recommending qualified individuals for nomination to the Board;
  arranging for evaluations of the Board; and
  addressing any related matters required by applicable law.

The Company's Nomination and Corporate Governance Committee is comprised of Stephen de Jong, Timo Jauristo and Carolyn Clark Loder, all of whom are independent based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide.

Compensation Committee

Compensation of the Company's CEO and all other executive officers is recommended to the Board for determination by the Compensation Committee. The Compensation Committee is comprised of Stephen de Jong, David Awram and Timo Jauristo, all of whom are independent based on the criteria for independence prescribed by Sections 803A and 805(c)(1) of the NYSE American LLC Company Guide.

Audit Committee

The Board has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the consolidated financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company's Audit Committee is comprised of Anna Ladd-Kruger (Chair), Stephen de Jong and David Awram, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Section 803A of the NYSE American LLC Company Guide.

The Board has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of consolidated financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's consolidated financial statements.

The Board has adopted a Charter for the Audit Committee, which sets out the Audit Committee's mandate, composition, operation, responsibilities and authority. The full text of the Audit Committee's charter is posted on the Company's website at www.integraresources.com.

D. Employees

As of December 31, 2022, Integra had thirty-nine (39) full-time employees and five (5) part-time employees.

Location	Full-Time		Part-Time		Total
	Male	Female	Male	Female
Head Office (Vancouver) - Canada	2	4	1	0	7
Denver (Colorado) - United States	1	0	0	0	1
Kamloops (British Columbia) - Canada	1	0	0	0	1
DeLamar Project Site (Jordan Valley, Idaho) - United States	17	5	0	3	25
Boise (Idaho) - United States	4	2	0	0	6
Post Falls (Idaho) - United States	0	0	1	0	1
Bellingham (Washington) - United States	1	0	0	0	1
Reno (Nevada) - United States	1	0	0	0	1
Salt Lake City (Utah) - United States	1	0	0	0	1
Total	28	11	2	3	44

Of the forty-four (44) employees, nine (9) are categorized as corporate, ten (10) as exploration, eight (8) as development, and seventeen (17) as site general and administration or reclamation.

As of December 31, 2021, Integra had forty-eight (48) full-time employees and six (6) part-time employees.

Location	Full-Time		Part-Time		Total
	Male	Female	Male	Female
Head Office (Vancouver) - Canada	3	4	1	0	8
Denver (Colorado) - United States	1	0	0	0	1
DeLamar Project Site (Jordan Valley, Idaho) - United States	21	8	1	4	34
Boise (Idaho) - United States	3	3	0	0	6
Post Falls (Idaho) - United States	1	0	0	0	1
Waterville (Maine) - United States	1	0	0	0	1
Seattle (Washington) - United States	0	1	0	0	1
Reno (Nevada) - United States	1	0	0	0	1
Salt Lake City (Utah) - United States	1	0	0	0	1
Total	32	16	2	4	54

Of the fifty-four (54) employees, nine (9) are categorized as corporate, fourteen (14) as exploration, eight (8) as development, and twenty-three (23) as site general and administration or reclamation.

As of December 31, 2020, Integra had thirty-five (35) full-time employees and one (1) part-time employees.

Location	Full-Time		Part-Time		Total
	Male	Female	Male	Female
Head Office (Vancouver) - Canada	3	4	1	0	8
Denver (Colorado) - United States	1	0	0	0	1
DeLamar Project Site (Jordan Valley, Idaho) - United States	14	6	0	0	20
Boise (Idaho) - United States	4	0	0	0	4
Reno (Nevada) - United States	2	0	0	0	2
Salt Lake City (Utah) - United States	1	0	0	0	1
Total	25	10	1	0	36

Of the thirty-six employees (36) employees, nine (9) are categorized as corporate, seven (7) as exploration, four (4) as development, and sixteen (16) as site general and administration or reclamation.

E. Share Ownership

The following table sets out the number of Common Shares, Share-based awards and Option-based awards of the Company held by the Company's Directors as of March 16, 2023.

Share Ownership and Outstanding Share-Based and Option-Based Awards
	Share Ownership		Share-Based Awards	Option-Based Awards
Name and position	Number of shares held (#)	Percentage of shares outstanding (%)	Number of DSUs held (#)	Number of Common Shares underlying unexercised Options (#)	Option exercise price ($)	Option expiration date
Stephen de Jong,				27,500	C$0.87	10-Jan-28
Chairman	1,023,381	1.28%	124,806	22,000	C$2.61	16-Dec-26
				17,500	C$4.71	15-Dec-25
				96,000	C$2.88	17-Dec-24
				60,000	C$2.00	23-Nov-23
David Awram,				27,500	C$0.87	10-Jan-28
Director	115,530	0.14%	148,225	22,000	C$2.61	16-Dec-26
				17,500	C$4.71	15-Dec-25
				80,000	C$2.88	17-Dec-24
				50,000	C$2.00	23-Nov-23
Timo Jauristo,				27,500	C$0.87	10-Jan-28
Director	70,000	0.09%	135,575	22,000	C$2.61	16-Dec-26
				17,500	C$4.71	15-Dec-25
				80,000	C$2.88	17-Dec-24
				50,000	C$2.00	23-Nov-23
Anna Ladd-Kruger,				27,500	C$0.87	10-Jan-28
Director	12,000	0.02%	91,750	22,000	C$2.61	16-Dec-26
				17,500	C$4.71	15-Dec-25
				80,000	C$2.88	17-Dec-24
				100,000	C$2.00	13-Dec-23
C.L. "Butch" Otter,				27,500	C$0.87	10-Jan-28
Director	-	0.00%	101,857	22,000	C$2.61	16-Dec-26
				17,500	C$4.71	15-Dec-25
				80,000	C$2.88	17-Dec-24
				100,000	C$3.28	16-Sep-24
Carolyn Clark Loder,(3)				27,500	C$0.87	10-Jan-28
Director	-	0.00%	131,813	22,000	C$2.61	16-Dec-26
				100,000	C$4.24	24-Feb-26

The following table sets out the number of Common Shares, Share-based awards and Option-based awards of the Company held by the Company's Named Executive Officers as of March 16, 2023.

Outstanding Share-Based and Option-Based Awards
	Share Ownership		Share-Based Awards	Option-Based Awards
Name and position	Number of shares held (#)	Percentage of shares outstanding (%)	Number of RSUs held (#)	Number of Common Shares underlying unexercised Options (#)	Option exercise price ($)	Option expiration date
George Salamis,	1,644,799	2.06%	224,750	62,500	C$0.87	10-Jan-28
President, CEO, Director				50,000	C$2.61	16-Dec-26
				56,000	C$4.71	15-Dec-25
				300,800	C$2.88	17-Dec-24
				204,000	C$2.00	23-Nov-23
Andrée St-Germain,	379,798	0.48%	81,209	31,250	C$0.87	10-Jan-28
CFO and Corporate Secretary				25,000	C$2.61	16-Dec-26
				28,000	C$4.71	15-Dec-25
				89,600	C$2.88	17-Dec-24
				82,000	C$2.00	23-Nov-23
Max Baker,	71,454	0.09%	81,209	31,250	C$0.87	10-Jan-28
VP Exploration				25,000	C$2.61	16-Dec-26
				28,000	C$4.71	15-Dec-25
				89,600	C$2.88	17-Dec-24
				82,000	C$2.00	23-Nov-23

Outstanding Share-Based and Option-Based Awards
	Share Ownership		Share-Based Awards	Option-Based Awards
Name and position	Number of shares held (#)	Percentage of shares outstanding (%)	Number of RSUs held (#)	Number of Common Shares underlying unexercised Options (#)	Option exercise price ($)	Option expiration date
Timothy Arnold,	42,666	0.05%	81,209	31,250	C$0.87	10-Jan-28
COO				25,000	C$2.61	16-Dec-26
				28,000	C$4.71	15-Dec-25
				139,600	C$2.88	17-Dec-24
				50,000	C$2.15	16-Jan-24
Joshua Serfass,	141,726	0.18%	81,209	31,250	C$0.87	10-Jan-28
EVP Corp Dev and IR				25,000	C$2.61	16-Dec-26
				28,000	C$4.71	15-Dec-25
				64,000	C$2.88	17-Dec-24
				28,000	C$2.00	23-Nov-23

All of the Common Shares held by the Company's Directors and NEOs are voting shares and do not have any different voting or other rights than the other outstanding Common Shares of the Company.

Amended and Restated Equity Incentive Plan

The Board approved the Amended Plan on May 16, 2022. The Amended Plan was then approved by the Company's shareholders (the "Shareholders") on June 28, 2022.  The purpose of the Amended Plan is to secure for the Company and the Shareholders the benefits inherent in share ownership by the Directors and employees of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success.  It is generally recognized that equity incentive plans such as the Amended Plan: (a) aid in retaining and encouraging individuals of exceptional ability because of the opportunity offered to them to acquire a proprietary interest in the Company; and (b) promote greater alignment of interests between such persons and Shareholders.

The Amended Plan:

(a) is a "rolling" plan, pursuant to which the aggregate number of Common Shares to be issued under the Amended Plan, together with any other securities-based compensation arrangements of the Company, shall not exceed 10% of the Company's issued and outstanding Common Shares from time to time;

(b) provides for the awards of Options, RSUs and DSUs (collectively the "Awards"); and

(c) provides for a purchase program for eligible employees of the Corporation (the "Purchase Program") to purchase Common Shares ("Program Shares").

The Amended Plan provides for the grant to eligible Directors, employees (including officers) and consultants of Options, RSUs and DSUs that automatically convert, or are redeemable, into Common Shares. The Amended Plan also includes a Purchase Program for eligible employees to purchase Program Shares.

The aggregate number of Common Shares that may be subject to issuance under the Amended Plan, together with any other securities-based compensation arrangements of the Company, shall not exceed 10% of the Company's issued and outstanding share capital from time to time.

The aggregate maximum number of Common Shares available for issuance from treasury underlying RSUs and DSUs under the Amended Plan, subject to adjustment under the Amended Plan, is 3,000,000 Common Shares (2,000,000 for RSUs and 1,000,000 for DSUs).  Any Common Shares subject to a RSU or a DSU which has been granted under the Amended Plan and which has been cancelled or terminated in accordance with the terms of the Amended Plan will again be available under the Amended Plan.

Options

The Amended Plan authorizes the Board, on the recommendation of the Compensation Committee to grant Options to eligible employees, eligible consultants and eligible directors (each, a "Participant"). The number of Common Shares, the exercise price per Common Share, the vesting period and any other terms and conditions of Options granted pursuant to the Amended Plan, from time to time are determined by the Board, on the recommendation of the Compensation Committee, at the time of the grant, subject to the defined parameters of the Amended Plan. The date of grant for the Options, unless otherwise determined by the Board, shall be the date the Compensation Committee approved the grant for recommendation to the Board, or for grants not approved for recommendation by the Compensation Committee, the date such grant was approved by the Board. Each Option grant shall be evidenced by an Option grant letter.

The exercise price of any Option cannot be less than the Market Price (as defined by the policies of the Exchange) on the date of grant.

Options are exercisable for a period of five years from the date the Option is granted or such greater or lesser period as determined by the Board. In the event of death of an optionee, any Option held by the optionee at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the optionee's rights under the Option shall pass by the optionee's will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Compensation Committee, all such Options shall be exercisable only to the extent that the optionee was entitled to exercise the Option at the date of his or her death and only for twelve months after the date of death or prior to the expiration of the exercise period in respect thereof, whichever is sooner. If an optionee ceases to be employed by the Company for cause, no Option held by such optionee will, unless otherwise determined by the Board, on the recommendation of the Compensation Committee, be exercisable following the date on which the optionee ceases to be so engaged.

Vesting of Options is determined by the Board. Failing a specific vesting determination by the Board, Options shall vest as follows: (a) for an eligible employee, annually over a thirty-six month period, with one-third of the Options vesting on the date which is twelve months after grant and an additional one-third each twelve months thereafter; and (b) for an eligible director, annually over a twenty-four month period, with one-third of the Options vesting on the date of grant, and an additional one-third each twelve months thereafter. Options granted to any Investor Relations Service Provider must vest in stages over a period of no less than twelve months, in accordance with the vesting restrictions set out by the policies of the Exchange.

Subject to the rules and policies of the Exchange, and except with respect to incentive stock options (the "ISOs") within the meaning of Section 422 of the United States Revenue Code of 1986 (as amended) (the "U.S. Code") rewarded to U.S. taxpayers and Options held by Investor Relations Service Providers (as defined in the policies of the Exchange), optionees have a net exercise right with respect to Options under the Amended Plan. Subject to the rules and policies of the Exchange and the provisions of the Plan, optionees also have a cashless exercise right with respect to Options under the Amended Plan. Notwithstanding the above, the maximum number of Common Shares issuable on the exercise of Options that are designated as ISOs, subject to adjustment under the Amended Plan, is 3,000,000 Common Shares. Those Options designated as ISOs are subject to special requirements set out in the Amended Plan and consistent with the U.S. Code.

RSUs

The Amended Plan authorizes the Board to grant RSUs, in its sole and absolute discretion, to a Participant.  Investor Relations Service Providers are not eligible to receive RSUs. Each RSU provides the recipient with the right to receive Common Shares as a discretionary payment in consideration of past services or as an incentive for future services, subject to the Amended Plan and with such additional provisions and restrictions as the Board may determine.  Each RSU grant shall be evidenced by a restricted share right grant letter which shall be subject to the terms of the Amended Plan and any other terms and conditions which the Board, on recommendation of the Compensation Committee, deem appropriate.

Concurrent with the granting of the RSU, the Board shall determine, on recommendation from the Compensation Committee, the period of time during which the RSU is not vested and the holder of such RSU remains ineligible to receive Common Shares. Such period of time may be reduced from time to time for any reason as determined by the Board. However, no RSU may vest before the date that is one year following the date the RSU is granted. In addition, RSUs may be subject to performance conditions during such period of time.

The aggregate maximum number of Common Shares underlying RSUs and DSUs under the Amended Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed 1% of the Company's issued and outstanding Common Shares; and (ii) within a 12-month period shall not exceed 2% of the Company's issued and outstanding Common Shares.

In the event the Participant retires or is terminated during the vesting period, any RSU held by the Participant shall be terminated immediately provided however that the Board shall have the absolute discretion to accelerate the vesting date. In the event of death or total disability the vesting period shall accelerate and the Common Shares underlying the RSUs shall be issued.

Except to the extent prohibited by the Exchange, on vesting of the RSUs the Company shall redeem the RSUs in accordance with the Participant's election by:

(a) issuing to the Participant one Share for each RSU redeemed provided the Participant makes payment to the Company of an amount equal to the tax obligation required to be remitted by the Company to the taxation authorities as a result of the redemption of the RSUs;

(b) subject to the discretion of the Company, paying in cash to, or for the benefit of, the Participant, the value of any RSUs being redeemed, less any applicable tax obligation; or

(c) a combination of any of the Common Shares or cash in (a) or (b) above.

DSUs

The Amended Plan authorizes the Board to grant DSUs, in its sole and absolute discretion, to a Participant. Investor Service Providers are not eligible to receive DSUs. Each DSU grant shall be evidenced by a deferred share right grant letter which shall be subject to the terms of the Amended Plan and any other terms and conditions which the Board, on recommendation of the Compensation Committee, deem appropriate.

Concurrent with the granting of the DSU, the Board shall determine, on recommendation from the Compensation Committee, the period of time during which the DSU is not vested. No DSU may vest before the date that is one year following the date the DSU is granted.

Participants may elect, subject to the approval of the Compensation Committee and limitations on the number of DSUs issuable pursuant to the Amended Plan, to receive DSUs for up to 100% of a Participant's base compensation.  All DSUs granted with respect to base compensation will be credited to the Participant's account when such base compensation is payable.

The aggregate maximum number of Shares underlying RSUs and DSUs under the Amended Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed 1% of the Company's issued and outstanding Common Shares; and (ii) within a 12-month period shall not exceed 2% of the Company's issued and outstanding Common Shares.

In the event the Participant retires or is terminated during the vesting period, any DSU held by the Participant shall be terminated immediately provided however that the Board shall have the absolute discretion to accelerate the vesting date. In the event of death or total disability of the Participant, the legal representative of the Participant shall provide a redemption notice to the Company.

Each Participant shall be entitled to redeem vested DSUs during the period commencing on the business day immediately following the Participant's retirement or termination and ending on the 90th day following such date by providing a written notice to the Company.

Except to the extent prohibited by the Exchange, upon redemption the Company shall redeem DSUs in accordance with the election made in the written notice to the Company by:

(a) issuing that number of Common Shares issued from treasury equal to the number of DSUs in the Participant's account, subject to any applicable deductions and withholdings;

(b) paying in cash to, or for the benefit of, the Participant, the Market Price (as defined in the polices of the Exchange) of any DSUs being redeemed on the retirement or termination date, less any applicable tax obligation; or

(c) a combination of any of the Common Shares or cash in (a) or (b) above.

The Amended Plan is filed hereto as Exhibit 4.8.

The Company issued the following securities which are not listed or quoted on a marketplace during the year ending December 31, 2022:

Security	Date of Issue	Aggregate Number Issued	Exercise Price
DSUs(1)	March 31, 2022	21,922	N/A
DSUs(2)	August 15, 2022	46,463	N/A
DSUs(3)	September 30, 2022	54,562	N/A
Options(4)	December 15, 2022	75,250	C$0.87
RSUs(5)	December 15, 2022	256,251	N/A
DSUs(6)	December 30, 2022	47,911	N/A

Notes:

(1) These DSUs were issued to five directors of the Company in lieu of Q1 2022 fees.

(2) These DSUs were issued to five directors of the Company in lieu of Q2 2022 fees.

(3) These DSUs were issued to five directors of the Company in lieu of Q3 2022 fees.

(4) These Options were issued to consultants and employees of the Company.

(5) These RSUs were issued to employees of the Company.

(6) These DSUs were issued to five directors of the Company in lieu of Q4 2022 fees.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company as February 28, 2023:

	2022		2021		2020
Name	Number of Common Shares Held	Percentage of Common Shares	Number of Common Shares Held	Percentage of Common Shares	Number of Common Shares Held	Percentage of Common Shares
Franklin Advisors, Inc	5,740,000	7.20%	4,103,020	6.60%	3,375,000	6.18%
Coeur Mining, Inc	3,727,913	4.67%	3,727,914	6.00%	3,039,388	5.57%
Beedie Investments Ltd	6,069,204	7.61%	1,635,116	2.63%	-	0.00%

All major shareholders have the same voting rights as all other shareholders of the Company.

We are a publicly owned Company, and our Common Shares are owned by Canadian residents, United States residents, and residents of other countries. To our knowledge, we are not directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s), whether severally or jointly. We are not aware of any arrangement, the operation of which may result in a change of control of us.

As of February 28, 2023, there were 17 registered holders of the Company's Common Shares with addresses in the United States, with combined holdings of 5,419,761 Common Shares.

B. Related Party Transactions

Related parties include the Board of Directors and officers and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

As December 31, 2022, $636,555 (December 31, 2021 - $693,344) was due to related parties for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses.  Receivables from related parties (related to rent and office expenses) as of December 31, 2022 were $18,843 (December 31, 2021 - $Nil) and was recorded in receivables.

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

Remuneration attributed to executives and directors for the years ended December 31, 2022, 2021, and 2020 were as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Short-term benefits*	$1,596,362	$1,806,716	$1,583,279
Associate companies**	(16,932)	(18,137)	(23,061)
Stock-based compensation	1,165,694	1,173,216	1,314,431
Total	$2,745,124	$2,961,795	$2,874,649

*Short-term employment benefits include salaries, consulting fees, vacation accruals and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

In the year ended December 31, 2022, the Company issued 170,858 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

In the year ended December 31, 2021, the Company issued 30,168 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

The Company did not issue DSUs in lieu of directors' fees in 2020. The option to receive DSUs in lieu of cash directors' fees was introduced in 2021 in order to encourage insiders' ownership.

DSUs granted before December 2021 vested in full at the grant date. DSUs granted in December 2021 and going forward will vest in 12 months.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The consolidated financial statements of the Company and the report of the independent registered public accounting firm, MNP LLP, are filed as part of this Annual Report under Item 18.

Legal Proceedings and Regulatory Actions

During the financial year ended December 31, 2022, there have been no legal proceedings to which the Company is or was a party or of which any of its projects is or was the subject of, nor are any such proceedings known to the Company to be contemplated.

During the financial year ended December 31, 2022, the Company has not had any penalties or sanctions imposed on it by, or entered into any settlement agreements with, a court or a securities regulatory authority relating to securities laws, nor has Integra been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Dividend Policy

The Company has not paid any dividends on its Common Shares since incorporation and currently intends to retain future earnings, if any, to finance further business development.  The declaration of dividends on Common Shares earnings, capital requirements, operating and financial condition and a number of other factors that the Board considers to be appropriate.  There are no restrictions on the ability of the Company to pay dividends in the future.

B. Significant Changes

The Company has no significant changes to report since the date of the consolidated financial statements included with this Annual Report, except as disclosed in this Annual Report.

ITEM 9 - THE OFFERING AND LISTING

A. Offer and Listing Details

The Company's Common Shares trade on the TSX-V under the symbol "ITR" and the NYSE American under the symbol "ITRG".

B. Plan of Distribution

Not Applicable.

C. Markets

See Item 9.A - Offer and Listing Details

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10 - ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

The Company is continued under the laws of British Columbia and is governed by the BCBCA. A copy of the Company's Articles is incorporated by reference into this Form 20-F.

The Company's Articles do not address the Company's objects and purposes and there are no restrictions on the business the Company may carry on in the Articles.

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of special shares, each without par value.  Each holder of common shares is entitled to receive notice of and to attend all meetings of shareholders of the Company, except meetings at which only holders of other classes or series of shares entitled to attend, and at all such meetings shall be entitled to one vote in respect of each common share held by such holders.  The holders of common shares shall be entitled to receive dividends if and when declared by the Board, and in the event of any liquidation, dissolution or winding-up of the Company or other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of common shares shall be entitled, subject to the rights of holders of shares of any class ranking prior to the common shares, to receive the remaining property or assets of the Company.

The special shares may from time to time be issued in one or more series and the directors may fix from time to time before such issue the number of shares that is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of special shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions.  The special shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any return of capital or distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, rank on a parity with the special shares of every other series and be entitled to preference over the common shares and over any other shares of the Company ranking junior to the Special shares. The special shares of any series may also be given such other preferences, not inconsistent with the Articles, over the special shares and any other shares of the Company ranking junior to the special shares as may be fixed as provided in the Articles. If any cumulative dividends or amounts payable on the return of capital in respect of a series of special shares are not paid in full, all series of special shares shall participate rateably in respect of such dividends and return of capital. The special shares of any series may be made convertible into special shares of any other series or common shares at such rate and upon such basis as the directors in their discretion may determine.  Unless the directors otherwise determine, the holder of each share of a series of special shares shall be entitled to one vote at a meeting of shareholders.

Provisions as to modification, amendments or variation of such rights or such provisions are contained in the BCBCA and the Company's Articles.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCBCA.

The Company, if authorized by the directors, may:

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d) mortgage, hypothecate, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company, including property that is movable or immovable, corporeal or incorporeal.

There are no age considerations pertaining to the retirement or non-retirement of directors.

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become or act as a director.

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for such period and on the terms (as to remuneration or otherwise) that the directors may determine. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.  If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of, or not in his or her capacity as, a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Subject to the BCBCA, the Company must indemnify an eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding to the fullest extent permitted by the BCBCA.  An "eligible penalty" under the Articles means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding.  An "eligible proceeding" under the Articles means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director or an officer or former officer of the Company (each, an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of the Company: (a) is or may be joined as a party; or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.  "Expenses" has the meaning under the BCBCA.  "Officer" means an officer appointed by the Board.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the BCBCA and the Articles. Unless the BCBCA or the Company's Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an "ordinary resolution" or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The BCBCA contains provisions which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a.  transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b.  certain conflicts of interest by directors;

c.  disposing of all or substantially all of the Company's undertakings;

d.  certain alterations of share capital;

e.  altering any restrictions on the Company's business; and

f.  certain reorganizations of the Company.

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that: (1) the Company is insolvent; or (2) making the payment or providing the consideration would render the Company insolvent.

A right or special right attached to issued shares must not be prejudiced or interfered with under the BCBCA, the Notice of Articles or the Articles unless the holders of shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of the holders of such class or series of shares.

Under Canadian securities laws, shareholder ownership must be disclosed by any shareholder who owns more than 10% of the Company's outstanding shares.

C. Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contracts the Company or a subsidiary is a party to as of the date of this Annual Report are the following:

1. The underwriting agreement dated September 14, 2021 among the Company, Raymond James Ltd., Cormark Securities Inc., National Bank Financial Inc., PI Financial Corp., Stifel Nicolaus Canada Inc., Canaccord Genuity Corp., Desjardins Securities Inc., H.C. Wainwright & Co., LLC, iA Private Wealth Inc. and Roth Canada, ULC  (the "2021 Underwriting Agreement");

2. The credit agreement dated August 5, 2022 among the Company, Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc., Delamar Mining Company and Beedie Investments LTD;

3. The underwriting agreement dated July 29, 2022 (the "2022 Underwriting Agreement") among the Company, Raymond James Ltd. and Cormark Securities Inc., PI Financial Corp. and Stifel Nicolaus Canada Inc. (collectively, the "2022 Underwriters");

4. The Arrangement Agreement dated February 26, 2023 among the Company and Millennial Precious Metals Corp;

5. The first supplemental credit agreement dated February 26, 2023 among the Company, Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc., Delamar Mining Company and Beedie Investments LTD. (the "2023 First Supplemental Credit Agreement");

6. The Subscription Receipt Agreement dated March 16, 2023 among the Company, Raymond James Ltd., BMO Capital Markets, Cormark Securities Inc., Wheaton Precious Metals Corp. and TSX Trust Company.

The 2021 Underwriting Agreement

On September 17, 2021, the Company closed a brokered offering, which consisted of the issue of 6,785,000 Common Shares (including exercised over-allotment option) at an issue price of $2.55 per Common Share for gross proceeds of approximately $17,301,750 under a final prospectus supplement (the "2021 Public Offering").  In connection with the 2021 Public Offering, the Company entered into the 2021 Underwriting Agreement.  Pursuant to the 2021 Underwriting Agreement, the Company agreed to pay the underwriters 5.5% of the gross proceeds of the 2021 Public Offering, other than the issue of Common Shares to certain persons on a president's list and Coeur Mining, for which a 2.75% cash commission was paid.  The 2021 Underwriting Agreement also included customary terms for transactions such as the 2021 Public Offering.

The 2022 Credit Agreement and 2022 Underwriting Agreement

On July 28, 2022, Integra announced the signing of 2022 Credit Agreement for a $20,000,000 convertible debenture facility (the "Convertible Facility"). The first tranche of $10,000,000 was advanced on August 4, 2022 on closing and a second tranche of $10,000,000, will be available for drawdown at the Company's election in $2,500,000 minimum draws upon filing of the DeLamar Mining Plan of Operations. The Company also announced an overnight marketed public offering of up to $10,000,000 expected to be completed pursuant to the 2022 Underwriting Agreement. On July 29, 2022, Integra announced that it had priced its previously announced overnight marketed public offering (the "2022 Offering") to be conducted pursuant to the terms and conditions of the 2022 Underwriting Agreement. Pursuant to the 2022 Offering, Integra agreed to issue 15,151,515 Common Shares at a price of $0.66 per Common Share (the "2022 Offering Price") for gross proceeds of approximately $10,000,000. In addition, Integra granted the 2022 Underwriters an over-allotment option (the "2022 Over-Allotment Option") exercisable, in whole or in part, in the sole discretion of the 2022 Underwriters, to purchase up to an additional 15% of the number of Common Shares sold in the Offering for up to 30 days after the closing of the 2022 Offering, on the same terms and conditions as the 2022 Offering. The 2022 Offering, including partial exercise of the 2022 Over-Allotment Option resulting in total gross proceeds of $11,000,000, closed on August 4, 2022.

The Arrangement Agreement

On February 27, 2023, the Company announced that it had entered into an arm's length definitive arrangement agreement dated February 26, 2023 for an at-market merger with Millennial Precious Metals Corp pursuant to which Integra will acquire all of the issued and outstanding shares of Millennial by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia). Under the terms of the Transaction, Millennial shareholders will receive 0.23 of a common share of Integra for each Millennial common share held. The Transaction is subject to certain conditions precedent set out in the Arrangement Agreement, including, but not limited to, approval of the Arrangement by the Supreme Court of British Columbia, approval of the Transaction by the TSX Venture Exchange and NYSE American, the Company having raised at least C$35 million under the Brokered and Non-Brokered Offerings (each, as defined below), and the approval of Arrangement by (i) 66 2/3% of the votes cast by Millennial shareholders; and (ii) a simple majority of the votes cast by Millennial shareholders, excluding certain related parties as prescribed by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, in each case, voting in person or by proxy at a special meeting of Millennial shareholders.  The special meeting of Millennial shareholders is expected to be held in April 2023 and, provided all conditions precedent have been met, the Transaction is expected to close in early May 2023.

The 2023 First Supplemental Credit Agreement

The Company announced on February 27, 2023, that, in connection with the closing of the Transaction, the convertible credit agreement with Beedie Investments Ltd. dated July 28, 2022 will be amended to accommodate the assets of Millennial and its subsidiaries, each of which, following the closing of the Transaction, will be loan parties and provide guarantees and security for the obligations under the 2022 Credit Agreement. In addition, conditional on the closing of the Transaction (as described above), the 2022 Credit Agreement will be amended to, among other things, modify the conversion price on the initial advance of US$10 million under the 2022 Credit Agreement to reflect a 35% premium to the Issue Price (as described above) and to increase the effective interest rate from 8.75% to 9.25% per annum on the loan outstanding, which interest continues to be accrued for the first twenty-four (24) months from the date of the 2022 Credit Agreement, payable quarterly either in shares or in cash, at Integra's election. As of the date hereof, the principal amount of the loan outstanding under the 2022 Credit Agreement is US$20 million, of which US$10 million is currently drawn.

The Subscription Receipt Agreement

The gross proceeds from the Brokered Offering and the Non-Brokered Offering have been placed into escrow with the Subscription Receipt Agent. Each Subscription Receipt represents the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Transaction other than the issuance of the consideration shares to shareholders of Millennial), without payment of additional consideration, one common share in the capital of Integra (each an “Integra Share” and collectively, the “Integra Shares”) subject to adjustments and in accordance with the terms and conditions of the Subscription Receipt Agreement among the Company, the Underwriters, Wheaton and the Subscription Receipt Agent. If the Escrow Release Conditions are satisfied on or before the Termination Date, the escrowed funds, together with interest earned thereon, will be released to the Company. If the Escrow Release Conditions are not satisfied prior to the Termination Date, the escrowed funds, together with interest earned thereon, will be returned on a pro rata basis to the holders of the Subscription Receipts, and the Subscription Receipts will be cancelled and have no further force and effect. The Subscription Receipts, including the Integra Shares issuable upon conversion thereof, are subject to a statutory hold period expiring on July 17, 2023.

D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends or other payments made by the Company in the ordinary course to non-resident holders of the Common Shares by virtue of their ownership of such Common Shares, other than withholding tax. Certain payments to non-resident holders of the shares are discussed below in Item 10.E. - Certain United States Federal Income Tax Considerations and Certain Canadian Federal Income Tax Consequences.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a "non-Canadian" not acquire "control" of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development, where applicable thresholds are exceeded. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of an acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control, as would the acquisition of all or substantially all of the Company's assets. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. "Non-Canadian" generally means (i) an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or (ii) a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E. Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the acquisition, ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

  An individual who is a citizen or resident of the United States;

  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares that is not a U.S. Holder or an entity classified as a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal, state or local tax consequences to non-U.S. Holders arising from or relating to the acquisition, ownership and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, state or local and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are subject to special tax accounting rules with respect to Common Shares; (j) are partnerships or other "pass-through" entities (and partners or other owners thereof); (k) are S corporations (and shareholders thereof); (l) are U.S. expatriates or former long-term residents of the United States subject to Section 877 or 877A of the Code; (m) are subject to taxing jurisdictions other than, or in addition to, the United States or otherwise hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (n) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.

Passive Foreign Investment Company Rules

PFIC Status

If the Company was to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Company believes that it was a PFIC for its most recently completed tax year and, based on current business plans and financial expectations, the Company believes that it likely will be a PFIC for its current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the "PFIC income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if the Company (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain "related persons" (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company's direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder".

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to: (a) any gain recognized on the sale or other taxable disposition of Common Shares; and (b) any "excess distribution" received on the Common Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a "purging" election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its Common Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

For each tax year that the Company qualifies as a PFIC as determined by the Company based upon its reasonable analysis, upon the written request of a U.S. Holder, the Company will make publicly available: (a) a "PFIC Annual Information Statement" for the Company as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) all information and documentation that a U.S. Holder is required to obtain for U.S. federal income tax purposes in making a QEF Election with respect to the Company. The Company may elect to provide such information on the Company's website. However, U.S. Holders should be aware that the Company can provide no assurances that the Company will provide any such information relating to any Subsidiary PFIC and as a result, a QEF Election may not be available with respect to any Subsidiary PFIC.  Because the Company may own shares in one or more Subsidiary PFICs at any time, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Holders do not obtain such required information. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor in this matter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Common Shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder's adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

In addition, a U.S. Holder who acquires Common Shares from a decedent will not receive a "step up" in tax basis of such Common Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion is subject, in its entirety, to the rules described above under the heading "Passive Foreign Investment Company Rules".

Distributions on Common Shares

The Company does not have plans to pay dividends with respect to the Common Shares for the foreseeable future. A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See "Sale or Other Taxable Disposition of Common Shares" below). However, the Company does not intend to maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder's tax basis in Common Shares generally will be such U.S. Holder's U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a result by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied.

Subject to the PFIC rules and the Foreign Tax Credit Regulations discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex, and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, currently, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISTIION, OWNERSHIP AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSDIERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

Certain Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of shares in the capital of the Company by a holder who (i) is not, and is not deemed to be, a resident of Canada for the purposes of the Income Tax Act (Canada) (the "Tax Act"), (ii) holds shares solely as capital property and does not use or hold, and is not deemed to use or hold, shares in connection with carrying on a business in Canada, (iii) deals at arm's length with the Company and is not affiliated with the Company, (iv) has not entered into, or will enter into, a "derivative forward agreement" or "synthetic disposition arrangement" (each as defined in the Tax Act) with respect to the shares, and (v) does not receive dividends on shares under or as part of a "dividend rental arrangement" (as defined in the Tax Act) (referred to in this summary as a "Non-Canadian Holder").  This summary is not applicable to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere or to a Non-Canadian Holder that is an "authorized foreign bank" (as defined in the Tax Act).

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency, and the current provisions of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention").  Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty.  It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Canadian Holder. Each Non-Canadian Holder is advised to obtain tax and legal advice applicable to such Non-Canadian Holder's particular circumstances.

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding, or disposition of shares (including dividends) must be expressed in Canadian dollars. Amounts denominated in a foreign currency must generally be converted into Canadian dollars using the relevant rate of exchange required under the Tax Act.

Dividends paid or credited or deemed to be paid or credited to a Non-Canadian Holder on the shares will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the Canada-U.S. Tax Convention, the rate of withholding tax on dividends paid or credited to a Non-Canadian Holder who is resident in the U.S. for purposes of the Canada-U.S. Tax Convention, is the beneficial owner of the dividends, and is fully entitled to benefits under the Canada-U.S. Tax Convention (a "U.S. Resident Holder") is generally reduced to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Resident Holder that is a company that owns, at least 10% of the voting stock of the Company. Non-Canadian Holders should consult their own tax advisors regarding the application of the Canada-U.S. Tax Convention.

A Non-Canadian Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a share unless the share constitutes "taxable Canadian property", as defined in the Tax Act, of the Non-Canadian Holder at the time of the disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident.

Provided that the shares are listed on a "designated stock exchange" for the purposes of the Tax Act (which currently includes the TSX-V), at the time of disposition, the shares generally will not constitute "taxable Canadian property" of a Non-Canadian Holder at that time, unless at any time during the 60 month period immediately preceding the disposition, (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by, or belonged to, any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder did not deal at arm's length (for purposes of the Tax Act), and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, "Canadian resource property" (as defined in the Tax Act), "timber resource property" (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, the shares may also be deemed to be "taxable Canadian property" to a Non-Canadian Holder for purposes of the Tax Act in certain other circumstances. Non-Canadian Holders should consult their own tax advisors as to whether their shares constitute "taxable Canadian property" in their own particular circumstances.

Even if a share is considered to be "taxable Canadian property" of a Non-Canadian Holder, the Non-Canadian Holder may be exempt from tax under the Tax Act if such shares are "treaty-protected property" for the purposes of the Tax Act. Shares owned by a Non-Canadian Holder will generally be "treaty-protected property" if the gain from the disposition of such shares would, because of the Canada-U.S. Tax Convention, be exempt from tax under Part I of the Tax Act.

Non-Canadian Holders who may hold shares as "taxable Canadian property" should consult their own tax advisors.

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. The SEC maintains a website that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

Copies of the documents referred to in this Annual Report are kept at our principal office.

I. Subsidiary Information

Not Applicable.

J. Annual Report to Security Holders

Not Applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

A. Credit risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations.  The credit risk is attributable to various financial instruments, as noted below.  The credit risk is limited to the carrying value amount carried on the consolidated statements of financial position.

i. Cash and cash equivalents - Cash and cash equivalents are held with major Canadian and U.S. banks and therefore the risk of loss is minimal.

ii. Receivables and restricted cash - these financial assets are immaterial and therefore the risk of loss is minimal.

B. Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. The Company intends on securing further financing to ensure that the obligations are properly discharged.

C. Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company has interest-bearing assets, where the risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with a chartered Canadian and U.S. financial institutions. The Company's significant financial instruments valued using fluctuating risk-free interest rates is the derivative component of the convertible debt facility. The Company's operating cash flows are mostly independent of changes in market interest rates. Management considers this risk immaterial.

D. Share price risk

At each reporting period, the convertible debt derivative liability is fair valued using the Finite Difference Method. The Company's share price is a key assumption used in this valuation, hence share price fluctuations can meaningfully impact the value of the derivative liability.

E. Foreign exchange risk

The Company is exposed to currency fluctuations given that most of its expenditures are incurred in the U.S. dollars and its convertible debt facility is denominated in the U.S. dollars. To manage this risk and mitigate its exposure to exchange rates fluctuation, the Company holds most of its cash and short-term investments in USD (see Note 5 to our consolidated financial statements).

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. A. - C.

Not Applicable.

B. American Depository Receipts

The Company does not have securities registered as American Depository Receipts.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

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

B. Management's annual report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate "internal control over financial reporting" (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Company's management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company's internal controls over financial reporting using framework and criteria established in Internal Control - Integrated Framework, issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that internal controls over financial reporting were effective as at December 31, 2022.

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

C. Attestation report of registered public accounting firm

As an "emerging growth company" under the JOBS Act, the Company is exempt from Section 404(b) of the Sarbanes-Oxley Act, which requires that a public company's registered public accounting firm provide an attestation report relating to management' assessment of internal control over financial reporting.

D. Changes in internal controls over financial reporting

During the period covered by this Annual Report, no change occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Anna Ladd-Kruger qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act), is financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the NYSE American LLC Company Guide, and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American LLC Company Guide).

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

ITEM 16B - CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Company. The Code of Ethics is posted on the Company's website at www.integraresources.com. The Code of Ethics meets the requirements for a "code of ethics" within the meaning of that term in General Instruction 16B of Form 20-F.

The Company amended the Code of Ethics on May 16, 2022. The amendments to the Code of Ethics made during the fiscal year ended December 31, 2022 were not material in nature.

All waivers of the Code of Ethics with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2022, the Company did not waive or implicitly waive any provision of the Code of Ethics with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company's Independent Registered Public Accounting Firm is MNP LLP, Chartered Professional Accountants, located in Vancouver, British Columbia, PCAOB ID#1930. The following table sets out the aggregate fees billed by the MNP LLP from January 1, 2021 through December 31, 2022.

	Year ended December 31, 2021	Year ended December 31, 2022
Audit fees(1)	C$48,000	C$96,000
Audit related fees(2)	C$56,000	C$47,800
Tax fees(3)	-	-
All other fees(4)	-	-
Total	104,000	143,800

Notes:

(1) Audit Fees include fees necessary to perform the annual audit of Integra's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the consolidated financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) Audit-Related Fees include services that are traditionally performed by the auditor. These audit-related services include review of quarterly consolidated financial statements, financing related due diligence and comfort letters, due diligence assistance, accounting consultations on proposed transactions and audit or attest services not required by legislation or regulation.

(3) Tax Fees include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) All Other Fees include all other non-audit services.

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company's auditor for the fiscal year ended December 31, 2022 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. At no time since the commencement of Integra's most recently completed financial year did Integra rely on the exemption in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member), or an exemption from National Instrument 52-110 - Audit Committees (the "NI 52-110"), in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F - CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G - CORPORATE GOVERNANCE

The Common Shares are listed on the NYSE American. Section 110 of the NYSE American Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE American standards is as follows:

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

ITEM 16H - MINE SAFETY DISCLOSURE

During the period of this Annual Report, there were no mine safety violations or other regulatory matters required to be disclosed by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act or General Instruction 16H of Form 20-F.

ITEM 16I - DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The Company's consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. The following consolidated financial statements are attached to this Annual Report and are incorporated by reference herein.

Audited Consolidated Statements of Financial Position
Consolidated Statements of Operations and Comprehensive Loss
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

ITEM 19 - EXHIBITS

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 20-F:

Exhibit Number	Description

1.1	Articles of Integra Resources Corp. dated June 29, 2020 (incorporated herein by reference to Exhibit 99.76 to the Registrant's Registration Statement on Form 40-F filed with the SEC on July 7, 2020)

1.2	Certificate of Continuation dated June 29, 2020 (incorporated herein by reference to Exhibit 99.75 to the Registrant's Registration Statement on Form 40-F filed with the SEC on July 7, 2020)

1.3	Notice of Articles dated March 2, 2021

1.4	Amendment to proposed form of Articles date June 5, 2020 (incorporated herein by reference to Exhibit 99.72 to the Registrant's Registration Statement on Form 40-F filed with the SEC on July 7, 2020)

2.1	Description of securities registered under Section 12 of the Exchange Act.

4.1	Underwriting Agreement dated September 14, 2021 among the Company, Raymond James Ltd., Cormark Securities Inc., National Bank Financial Inc., PI Financial Corp., Stifel Nicolaus Canada Inc., Canaccord Genuity Corp., Desjardins Securities Inc., H.C. Wainwright & Co., LLC, iA Private Wealth Inc. and Roth Canada, ULC

4.2	Credit Agreement dated August 5, 2022 among the Company, Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc., Delamar Mining Company and Beedie Investments LTD.

4.3	Underwriting Agreement dated July 29, 2022 among the Company, Raymond James Ltd. and Cormark Securities Inc., PI Financial Corp. and Stifel Nicolaus Canada Inc.

4.4	The Arrangement Agreement dated February 26, 2023 among the Company and Millennial Precious Metals Corp.

4.5	The First Supplemental Credit Agreement dated February 26, 2023 among the Company, Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc., Delamar Mining Company and Beedie Investments LTD.

4.6	The Subscription Receipt Agreement dated March 16, 2023 among the Company, Raymond James Ltd., BMO Capital Markets, Cormark Securities Inc., Wheaton Precious Metals Corp. and TSX Trust Company

4.7	Amended and Restated Equity Incentive Plan dated May 16, 2022

8.1	List of Subsidiaries

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of MNP LLP

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DATED this 17th day of March, 2023.

INTEGRA RESOURCES CORP.

By:	/s/ Andree St-Germain
Name: Andree St-Germain
Title: Chief Financial Officer

Integra Resources Corp.

Consolidated Financial Statements

For the Years Ended

December 31, 2022 and 2021

Expressed in US Dollars

Integra Resources Corp.

Consolidated Financial Statements

For the Years Ended

December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Integra Resources Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Integra Resources Corp. (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MNP LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2016.

Vancouver, Canada

March 17, 2023

MNP LLP
1021 West Hastings St, Suite 2200, Vancouver BC, V6E 0C3	1.877.688.8408 T: 604.685.8408 F: 604.685.8594

Integra Resources Corp.

Consolidated Statements of Financial Position

(Expressed in US Dollars)

	December 31, 2022	December 31, 2021
Assets

Current Assets
Cash and cash equivalents (Note 5)	$15,919,518	$14,337,078
Receivables and prepaid expenses (Note 6)	1,074,370	721,556
Loan receivable - current portion (Note 6)	-	47,830
Total Current Assets	16,993,888	15,106,464

Long-Term Deposits (Note 6)	37,228	33,294
Restricted Cash (Note 7)	46,001	18,147
Loan Receivable - Non-Current Portion (Note 6)	-	119,608
Property, Plant and Equipment (Note 8)	2,216,487	2,631,827
Right-of-Use Assets (Note 9)	824,023	759,711
Exploration and Evaluation Assets (Note 10)	40,801,924	56,491,140
Deferred Transaction Costs (Note 11)	502,686	-
Total Assets	$61,422,237	$75,160,191

Liabilities

Current Liabilities
Trade and other payables (Note 13)	$2,633,911	$2,487,332
Current lease liability (Note 9)	231,526	460,690
Current equipment financing liability (Note 14)	216,898	202,577
Convertible debt facility - liability component (Note 15)	8,463,214	-
Convertible debt facility - derivative component (Note 15)	1,585,000	-
Current reclamation and remediation liability (Note 17)	1,623,564	1,875,298
Due to related parties (Note 12)	636,555	693,344
Total Current Liabilities	15,390,668	5,719,241

Long-Term Lease Liability (Note 9)	622,795	380,035
Long-Term Equipment Financing Liability (Note 14)	178,062	394,960
Reclamation and Remediation Liability (Note 17)	23,907,547	39,590,952
Total Liabilities	40,099,072	46,085,188

Shareholders' Equity

Share Capital (Note 18)	125,079,150	122,010,028
Reserves (Note 18)	8,364,642	7,124,353
Accumulated Other Comprehensive Income	7,958,603	212,831
Accumulated Deficit	(120,079,230)	(100,272,209)
Total Equity	21,323,165	29,075,003
Total Liabilities and Equity	$61,422,237	$75,160,191

Nature of Operations (Note 1); Commitments (Note 16); Subsequent event (Note 21)

These consolidated financial statements were authorized for issue by the Board of Directors on March 17, 2023. They are signed on the Company's behalf by:

"Stephen de Jong"          , Director                                                                                                                                   "Anna Ladd-Kruger" , Director

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in US Dollars)

	Years Ended December 31,
	2022	2021	2020
Operating Expenses

General and Administrative Expenses
Depreciation - property, plant and equipment (Note 8)	$(553,002)	$(467,703)	$(302,470)
Depreciation - right-of-use assets (Note 9)	(415,643)	(460,254)	(305,389)
Compensation and benefits	(2,432,342)	(2,428,809)	(2,061,723)
Corporate development and marketing	(286,777)	(303,034)	(613,724)
Office and site administration expenses	(1,242,742)	(1,586,233)	(713,011)
Professional fees	(349,457)	(295,971)	(416,906)
Regulatory fees	(201,113)	(225,448)	(257,825)
Stock-based compensation (Note 18)	(1,742,511)	(1,863,085)	(1,693,886)
Total General and Administration Expenses	(7,223,587)	(7,630,537)	(6,364,934)
Exploration and Evaluation Expenses (Note 10)	(11,989,334)	(24,072,394)	(12,774,217)
Operating Loss	(19,212,921)	(31,702,931)	(19,139,151)

Other Income (Expense)

Interest income	272,005	39,725	203,887
Interest income - loan receivable (Note 6)	3,551	7,624	-
Rent income - sublease (Note 9)	111,046	71,797	48,026
Interest expenses - leases (Note 9)	(58,673)	(76,345)	(68,785)
Interest expenses - equipment financing (Note 14)	(34,362)	(37,410)	(21,847)
Interest expense - convertible debt (Note 15)	(358,270)	-	-
Accretion expense - convertible debt (Note 15)	(193,213)	-	-
Accretion expenses - reclamation (Note 17)	(1,013,585)	(787,859)	(704,349)
Change in fair value of derivatives (Note 15)	34,000	-	-
Gain on equipment sold	41,855	6,800	15,550
Gain on lease returned	14,335	-	-
Foreign exchange income (loss)	587,211	(455,046)	(582,755)
Total Other Income (Expense)	(594,100)	(1,230,714)	(1,110,273)

Net Loss	(19,807,021)	(32,933,645)	(20,249,424)

Other Comprehensive Income (Loss)

Items that will not be reclassified to profit or loss in subsequent periods:
Foreign exchange translation	7,745,772	30,385	(1,948,973)
Presentation currency translation difference	(8,409,362)	450,366	2,406,085
Other Comprehensive Income (Loss)	(663,590)	480,751	457,112
Comprehensive Loss	$(20,470,611)	$(32,452,894)	$(19,792,312)

Net Loss Per Share
- basic and diluted (Note 20)	$(0.29)	$(0.58)	$(0.41)
Weighted Average Number of Shares (000's)
- basic and diluted (000's) (Note 20)	69,499	57,032	49,844

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp.

Consolidated Statements of Changes in Equity

(Expressed in US Dollars, except share numbers)

	Share Capital		Reserves
					Accumulated
			Equity		Other
	Number of		Incentive		Comprehensive
	Shares	Amount	Awards	Warrants	Income (Loss)	Deficit	Total
Balance at January 1, 2020	47,823,177	$79,744,984	$3,415,790	$724,874	$2,131,419	$(47,089,140)	$38,927,927
Share issued for cash - financing (Note 18)	6,785,000	23,069,000	-	-	-	-	23,069,000
Share issue cost - cash	-	(2,072,359)	-	-	-	-	(2,072,359)
Share-based-payments - equity incentive awards	-	-	1,693,886	-	-	-	1,693,886
Presentation currency translation difference	-	2,406,085	-	-	-	-	2,406,085
Other comprehensive loss	-	-	-	-	(1,948,973)	-	(1,948,973)
Net loss	-	-	-	-	-	(20,249,424)	(20,249,424)
Balance at December 31, 2020	54,608,177	$103,147,710	$5,109,676	$724,874	$182,446	$(67,338,564)	$41,826,142
Share issued for cash - ATM (Note 18)	516,950	1,674,621	-	-	-	-	1,674,621
Share issued for cash - financing (Note 18)	6,785,000	17,301,750	-	-	-	-	17,301,750
Share issue cost - cash	-	(1,441,386)	-	-	-	-	(1,441,386)
Share-based-payments - equity incentive awards	-	-	1,863,085	-	-	-	1,863,085
Options exercised	193,066	605,367	(229,214)	-	-	-	376,153
RSUs vested - share issuance	67,019	271,600	(365,096)	-	-	-	(93,496)
RSU vested - cash redemption	-	-	21,028	-	-	-	21,028
Presentation currency translation difference	-	450,366	-	-	-	-	450,366
Other comprehensive income	-	-	-	-	30,385	-	30,385
Net loss	-	-	-	-	-	(32,933,645)	(32,933,645)
Balance at December 31, 2021	62,170,212	$122,010,028	$6,399,479	$724,874	$212,831	$(100,272,209)	$29,075,003
Share issued for cash - ATM (Note 18)	768,055	898,694	-	-	-	-	898,694
Share issued for cash - financing (Note 18)	16,666,667	11,000,000	-	-	-	-	11,000,000
Share issue cost - cash	-	(858,356)	-	-	-	-	(858,356)
Share-based-payments - equity incentive awards	-	-	1,742,511	-	-	-	1,742,511
RSUs vested - share issuance	158,755	438,146	(592,141)	-	-	-	(153,995)
RSUs vested - cash redemption	-	-	89,919	-	-	-	89,919
Presentation currency translation difference	-	(8,409,362)	-	-	-	-	(8,409,362)
Other comprehensive income	-	-	-	-	7,745,772	-	7,745,772
Net loss	-	-	-	-	-	(19,807,021)	(19,807,021)
Balance at December 31, 2022	79,763,689	$125,079,150	$7,639,768	$724,874	$7,958,603	$(120,079,230)	$21,323,165

The accompanying notes are an integral part of these consolidated financial statements

Integra Resources Corp.

Consolidated Statements of Cash Flows
(Expressed in US Dollars)

	Years Ended December 31,
	2022	2021	2020
Operations
Net loss	$(19,807,021)	$(32,933,645)	$(20,249,424)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation - property, plant and equipment (Note 8)	553,002	467,703	302,470
Depreciation - right-of-use assets (Note 9)	415,643	460,254	305,389
Lease interest expenses (Note 9)	58,673	76,345	68,785
Convertible debt facility - accretion (Note 15)	194,230	-	-
Deferred transaction costs (Note 15)	(502,686)	-	-
Convertible debt facility - interest (Note 15)	360,205	-	-
Change in fair value of derivatives (Note 15)	(34,000)	-	-
Equipment financing interest expenses (Note 14)	-	-	21,847
Reclamation accretion expenses (Note 17)	1,013,585	787,859	704,349
Reclamation expenditures (Note 17)	(1,084,475)	(1,585,396)	(1,480,166)
Unrealized foreign exchange (income) loss	(687,923)	483,490	411,908
Share-based payment (Note 18)	1,742,511	1,863,085	1,693,886
Net changes in non-cash working capital items:
Receivables, prepaid expenses, and other assets	(356,990)	(63,008)	(111,235)
Loan receivable (Note 6)	-	(35,000)	(132,877)
Lease liabilities	105,417	(80,701)	(72,268)
Financing liabilities	-	-	47,481
Trade and other payables	(11,859)	(6,288)	1,412,600
Due to related parties	(56,789)	51,803	228,916
Cash flow used in operating activities	(18,098,477)	(30,513,499)	(16,848,339)
Investing
Additions to property, plant and equipment	(66,066)	(1,187,311)	(314,009)
Long-term investments (Note 7)	(29,014)	74	1,392,510
Loan receivable - principal portion (Note 6)	167,438	7,562	-
Property acquisition costs (Note 10)	(167,450)	(112,950)	(165,250)
Cash flow used in (provided by) investing activities	(95,092)	(1,292,625)	913,251
Financing
Issuance of common shares - ATM & financing (Note 18)	11,898,694	18,976,371	23,069,000
Issuance of common shares - cash received from exercise of options and used in RSU redemption (Note 18)	(64,076)	303,685	-
Share issue costs	(797,557)	(1,581,119)	(1,850,464)
Lease principal payments and adjustments (Note 9)	(600,002)	(460,671)	(270,122)
Equipment financing principal payments (Note 14)	(202,577)	(156,206)	(69,328)
Convertible debt facility - proceeds (Note 15)	10,000,000	-	-
Convertible debt facility - transaction costs (Note 15)	(458,473)	-	-
Cash flow provided by financing activities	19,776,009	17,082,060	20,879,086
Increase (decrease) in cash and cash equivalents	1,582,440	(14,724,064)	4,943,998
Cash and cash equivalents at beginning of year	14,337,078	29,061,142	24,117,144
Cash and cash equivalents at end of year	$15,919,518	$14,337,078	$29,061,142

The accompanying notes are an integral part of these consolidated financial statements

Integra Resources Corp
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

1. NATURE OF OPERATIONS

Integra Resources Corp. ("Integra" or the "Company"), formerly Mag Copper Limited, was incorporated on April 15, 1997 as Berkana Digital Studios Inc. On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on March 31, 2005, the Company changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd. The amalgamated company continued to operate as Fort Chimo Minerals Inc. On June 14, 2011, the Company changed its name to Mag Copper Limited and on August 11, 2017, the Company changed its name to Integra Resources Corp.

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company trades on the TSX Venture under the trading symbol "ITR". The common shares of the Company began trading on the NYSE American under the ticker "ITRG" on July 31, 2020. The common shares ceased trading on the OTCQX concurrently with the NYSE American listing.

Integra is a development stage company engaged in the acquisition, exploration, and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighboring DeLamar and Florida Mountain Gold and Silver Deposits ("DeLamar" or the "DeLamar Project") in the heart of the historic Owyhee County mining district in southwestern Idaho. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of feasibility level studies designed to advance the DeLamar Project towards a potential construction decision.

2. BASIS OF PREPARATION

2.1 Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with and using accounting policies in full compliance with the International Financial Reporting Standards ("IFRS") and International Accounting Standards ("IAS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the IFRS Interpretations Committee ("IFRIC"), effective for the Company's reporting for the year ended December 31, 2022.

These consolidated financial statements were authorized by the Board of Directors of the Company on March 17, 2023.

2.2 Significant Accounting Policies

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Integra Resources Holdings Canada Inc., Integra Resources Holdings U.S. Inc., and DeLamar Mining Company. All intercompany balances and transactions are eliminated upon consolidation.

(b) Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual accounting basis, except for cash flow information.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies

(c) Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency of the Canadian parent company and its Canadian subsidiary is the Canadian dollar ("CAD"). The functional currency of the Company's two US subsidiaries is the US dollar ("USD").

The Company has changed its presentation currency as of December 31, 2021 from the Canadian dollar to the US dollar, to better reflect the Company's business activities and most of the Company's assets and liabilities are held in its US subsidiaries hence denominated in US dollars. No changes were made to the Company's functional currencies, as per the management's assessment based on the IAS 21 recommendations, which will be performed on a quarterly basis.

Foreign currency transactions are recorded initially at the exchange rates prevailing at the transactions' dates. At each subsequent reporting period:

  Foreign currency monetary items are reported at the closing rate at the date of the statement of financial position;
  Non-monetary items carried at historical rates are reported at the closing rate at transactions' dates;
  Non-monetary items carried at fair value are reported at the rates that existed when the fair values were determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income (loss), with one exception. Exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in net income (loss) as part of the gain or loss on sale.

The operating results and statements of financial position of the parent company and its Canadian subsidiary which have the Canadian dollar as a functional currency have been translated into US dollars as follows:

i) Assets and liabilities are translated at the closing rate at the date of the consolidated statement of financial position; Share capital amounts are translated at the same rate, except for common shares issuance in USD dollars and resulting differences are reported in the "presentation currency translation difference" line in the consolidated statements of changes in equity;

ii) Revenue and expenses are translated at the average exchange rates, unless there is significant fluctuation in the exchange rates. In that case revenue and expenses are translated at the exchange rate at the date of transaction, except depreciation, depletion, and amortization, which are translated at the exchange rates applicable to the related assets; Reserve items are also translated at the average exchange rates.

iii) All resulting translation differences are recognized in other comprehensive income (loss).

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(c) Foreign Currency Translation (continued)

When a foreign operation is disposed of, the cumulative amount of the exchange differences recognized in other comprehensive income (loss) and accumulated in the separate component of equity relating to that foreign operation shall be recognized in profit or loss when the gain or loss on disposal is recognized.

(d) Cash and Cash Equivalents

Cash and cash equivalents are carried in the consolidated statements of financial position at fair value. Cash and cash equivalents consist of cash on deposit with banks and highly liquid investments that are readily convertible to known amounts of cash or have maturity dates at the date of purchase of three months or less. Restricted cash is cash held in a bank account that is not available for the Company's general use.

(e) Exploration and Evaluation Properties, and Mineral Properties

Exploration and Evaluation Properties

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, drilling and other work involved in searching for minerals.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

(i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;

(ii) determining the optimal methods of extraction and metallurgical and treatment processes;

(iii) studies related to surveying, transportation, and infrastructure requirements;

(iv) permitting activities; and

(v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

License costs paid in connection with a right to explore in an existing exploration area are expensed as incurred.

Once the legal right to explore has been acquired, exploration and evaluation expenditure is charged to profit or loss as incurred, unless it is concluded that a future economic benefit is more likely than not to be realized.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(e) Exploration and Evaluation Properties, and Mineral Properties (continued)

Exploration and Evaluation Properties (continued)

In evaluating if expenditures meet the criteria to be capitalized, several different sources of information are utilized. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

Exploration and evaluation expenditures incurred on a license where a NI 43-101 - Standards of Disclosure for Mineral Projects ("43-101") compliant resource has not yet been established are expensed as incurred until sufficient evaluation has occurred in order to establish a 43-101 compliant resource and on completion of a feasibility study and a receipt of mining permit. Costs expensed during this phase are included in "exploration and evaluation expenses" in the consolidated statements of operations and comprehensive loss.

Costs of acquiring exploration and evaluation assets are capitalized. They are subsequently measured at cost less accumulated impairment.

Once development is sanctioned, exploration and evaluation assets are tested for impairment and transferred from "Exploration and Evaluation Assets" to "Mineral Properties and Deferred Development Costs" or "Property, Plant & Equipment" depending on the nature of the asset. No amortization is charged during the exploration and evaluation phase.

Mineral Properties

Mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices.

Prior to capitalizing such costs, management determines if there is a probable future benefit that will contribute to future cash inflows, the Company can obtain the benefit and control access to it, and if the transaction or event giving rise to the benefit has already occurred.

If the Company does not have sufficient evidence to support the probability of generating positive economic returns in the future, mine development costs are expensed in the consolidated statements of operations and comprehensive loss.

Amortization and Depletion

Exploration and evaluation assets and Mineral properties are not subject to depletion or amortization until a commercial production starts - they are tested for impairment when circumstances indicate that the carrying value may not be recoverable.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(e) Exploration and Evaluation Properties, and Mineral Properties (continued)

Disposal

At the disposal, gains or losses of an item within Exploration and Evaluation Properties, or Mineral Properties are calculated as the difference between the proceeds from disposal and the carrying amount. Those gains or losses are recognized net within other income in profit or loss.

(f) Plant, Property and Equipment

Plant, property and equipment items are recorded at cost and depreciated over their estimated useful lives. The cost of an item includes the purchase price and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The Company's capitalization threshold is $2,500. Where a plant, property and equipment item comprises major components with different useful lives, the components are accounted for as separate items of equipment.

Plant, property and equipment items are depreciated on a straight-line basis over their estimated useful lives at the following rates:

Plant, property and equipment groups	Depreciation rates
Computers and software	30%
Office furniture and office equipment	20%
Vehicles	30%
Mobile equipment	20%
Buildings and infrastructure	4% to 10%
Water wells	10%
Roads	8%
Site equipment	8% to 30%

Land is not depreciated. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss.

(g) Leased Assets

Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term. The right-to-use asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for lease prepayments, lease incentives received, the lessee's initial direct cost (e.g., commissions) and an estimate of restoration, removal and dismantling costs. The lease liability is initially measured at the present value of the lease payments to be made over the lease term, using the implicit interest rate (if available) or incremental borrowing rate for the present value determination. Subsequently, lessees accrete the lease liability to reflect interest and reduce the liability to reflect lease payments made, and the related right-of-use asset is depreciated in accordance with the depreciation requirements of IAS 16 Property, Plant and Equipment.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(g) Leased Assets (continued)

Right-of-use assets are subject to impairment testing under IAS 36 Impairment of Assets. Short-term leases and leases with low value underlying assets are recognized on a straight-line basis in the Company's consolidated statements of operations and comprehensive loss.

(h) Impairment of Non-Financial Assets

The Company's mineral properties and equipment are reviewed for any indication of impairment at each financial reporting date or at any time if any indications of impairment surface. If any such indication exists, an estimate of the recoverable amount is undertaken, being the higher of an asset's fair value less costs to sell and the asset's value in use. If the asset's carrying amount exceeds its recoverable amount, then an impairment loss is recognized in net income or loss for the period, and the carrying value of the asset on the consolidated statements of financial position is reduced to its recoverable amount. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. Fair value of mineral properties is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, discounted by an appropriate pre-tax discount rate to arrive at a net present value.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal. Value in use is determined by applying assumptions specific to the Company's continued use which includes future development. As such, these assumptions may differ from those used in calculating fair value.

In testing for indicators of impairment and performing impairment calculations, assets are grouped in cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. The estimates of future discounted cash flows are subject to risks and uncertainties including estimated production, grades, recoveries, future metals prices, discount rates, exchange rates and operating costs.

Non-financial assets other than goodwill that have suffered an impairment are evaluated for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not been recorded.

(i) Share Capital

Financial instruments issued by the Company are classified as equity only to the extend that they do not meet the definition of a financial liability or financial asset. The Company's common shares and share warrants are classified as equity instruments.

If the Company issues units as part of financing, consisting of both common shares and common share purchase warrants, the fair value of the warrants is determined using the Black-Scholes pricing model, and the remaining value is assigned to the common shares.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(i) Share Capital (continued)

Equity-settled share-based compensation arrangements as per the Company's equity incentive plan (which includes stock options, restricted share units, and deferred share units) are measured at fair value at the date of grant and recorded within equity. The Company recognizes compensation expense for all stock options based on the fair value of the options on the date of grant which is determined using the Black-Scholes option pricing method. For equity settled restricted and deferred share units, compensation expense is recognized based on the quoted market value of the shares. The fair value at grant date of all share-based compensation is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders' equity. The amount recognized as an expense is reversed to reflect stock options, restricted share units and deferred share units forfeited, so no expense will remain in the financial records in relation to the forfeited agreements.

(j) Reclamation and Remediation Provisions

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the cost of future reclamation and remediation as a liability when: the Company has a legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reasonable estimate of the obligation can be made. The liability is measured initially by discounting expected costs to the net present value using pre-tax rates and risk assumptions specific to the liability. The resulting cost is capitalized to the carrying value of the related assets, or expensed to exploration, evaluation and development expenses where there is no carrying value of the related assets.

In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to the consolidated statements of operations and comprehensive loss as finance cost. Any change in the amount or timing of the underlying cash flows is adjusted to the carrying value of the liability, with the offsetting amount recorded as an adjustment to the reclamation and remediation provision cost included in mineral properties or exploration, evaluation and development expenses. Any amount charged to the carrying value of assets is depreciated over the remaining life of the relevant assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental disturbance, the application of laws and regulations by regulatory authorities, changes in remediation technology and changes in discount rates. The Company reviews its reclamation and remediation provision at least annually and as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such changes in costs could materially impact the future amounts recorded as reclamation and remediation obligations.

(k) Income Taxes

Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity. Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(k) Income Taxes (continued)

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is included in net income in the period in which the change is substantively enacted. The amount of deferred tax assets recognized is limited to the amount that is, in management's estimation, probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(l) Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Stock options and share purchase warrants are typically dilutive when the Company has net income for the period and the average market price of the common shares during the period exceeds the exercise price of the stock option and/or share purchase warrant.

The Company follows the treasury stock method for the calculation of diluted earnings per share. That method assumes that outstanding stock options and warrants with an average exercise price below the market price, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. Under this method, diluted earnings per share are calculated by dividing net earnings for the period by the diluted weighted average shares outstanding during the period.

(m) Contingencies

Due to the size, complexity, and nature of the Company's operations, various legal and tax matters are outstanding from time to time. In case that management's estimate of the future resolution of these events changes, the Company will recognize the effects of those changes in the consolidated financial statements on the date such changes occur.

(n) Financial Instruments

The classification and measurement of financial assets is based on the purpose for which the financial assets were acquired. The classification of investments in debt instruments is driven by the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest ("SPPI"). Investments in debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

2.  BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(n) Financial Instruments (continued)

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, the Company can elect (on an instrument-by-instrument basis) to designate them as FVTOCI on the acquisition day.

Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

• Amortized cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

• Fair value through other comprehensive income ("FVTOCI")

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. This classification includes certain equity instruments for which an entity is allowed to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at fair value through profit or loss ("FVTPL") to present subsequent changes in FVTOCI.

• Fair value through profit or loss ("FVTPL")

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

The expected credit loss impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease is related to an event occurring after the impairment was recognized.

Financial liabilities are generally classified and measured at fair value at initial recognition and subsequently measured at amortized cost.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(n) Financial Instruments (continued)

Equipment Financing Liability

The equipment financing liability is initially measured at the present value of the payments to be made over the financing term, using the implicit interest rate (if available) or incremental borrowing rate for the present value determination. Subsequently, equipment financing liability is accreted to reflect interest and the liability is reduced to reflect financing payments.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Financial liabilities are derecognized when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

(o) Revenue from Contracts with Customers

The Company recognizes revenue from the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To recognize revenue, the Company should identify the contract with customers, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each obligation, and recognize revenue when a performance obligation is satisfied by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service).

(p) Convertible Debt Facility

Convertible instruments that consist of a loan (liability component) and an equity conversion option that allows the option holder to convert the loan into a fixed number ("fixed-for-fixed criteria") of borrower's shares (equity component) are classified as "compound instruments". Management determined that its convertible debt facility does not meet criteria for the compound instruments (no equity component is identified, as the fixed-for-fixed criteria was not met), hence it will be considered as a "hybrid instrument", which includes both a non-derivative host contract and one or more embedded derivatives.

IFRS 9 permits such a hybrid contract that contains one or more embedded derivatives meeting particular conditions may be designed at the entity's election, in its entirety, at fair value through profit or loss ("the fair value option"). Management decided not to elect the fair value option, resulting in the following approach:

The Company's convertible debt facility contains a financial liability (non-derivative host contract) and one or more embedded derivatives. The liability is initially recorded at residual value after first valuing the derivative component and is subsequently carried at amortized cost using the effective interest rate method; the liability is accreted to the face value over the term of the convertible debt. Accretion is expensed to the consolidated statement of operations and comprehensive loss.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(p) Convertible Debt Facility (continued)

The conversion feature within the convertible debt facility has been determined to be an embedded derivative that is not closely related to the liability host, and it is bifurcated and accounted for separately, by first valuing the derivative component. At each reporting period, the derivative is fair valued with changes in fair value recorded as a gain or loss in the consolidated statement of operations and comprehensive loss. The fair value of the derivative at the inception date and at each reporting period is calculated using the Finite Difference Method. The key assumptions used in the model are risk free rates, expected volatility, and credit spread. The expected volatility assumption is based on the historical volatility of the Company's stock over a term equal to the remaining term of corresponding debt instrument. The credit spread assumption in the model is based on the Company's cost of unsecured debt.

The Company early adopted IAS 1 amendments and classified the debt host as a "current" liability, as required by these amendments.

Fees paid to establish convertible debt facility (commitment, advisory, legal, technical, consulting, standby, and filling fees) are recognized as transaction costs. Management used relevant guidance and decided to allocate transaction costs exclusively to the non-derivative financial liability host. Transaction costs solely related to the initial advance will be included in full in the host's initial measurement. Transaction costs related to the initial advance and the subsequent advances will be allocated on a pro-rata basis. Management determined that subsequent advances are probable, so transaction costs related to subsequent advance are deferred as an asset and will be deducted from the liability when subsequent advances are drawn.  If management assess that subsequent advances are no longer probable, those transaction costs would be expensed on a straight-line basis over the remaining loan term.

2.3 Adoption of New Standards

New Accounting Pronouncements

Certain pronouncements were issued by the International Accounting Standards Board (IASB) that are mandatory for accounting periods on or after January 1, 2022. Integra adopted the following amendments in 2022.

IAS 1 Amendments - Classification of Liabilities as Current or Non-Current

In January 2020, the International Accounting Standards Board (IASB) issued amendments to IAS 1. The Accounting Standards Board (AcSB) completed its endorsement process and incorporated the amendments into Part I of the CPA Canada Handbook - Accounting in April 2020.

The amendments clarify the following: what is meant by a right to defer settlement, that a right to defer must exist at the end of the reporting period, that classification is unaffected by the likelihood that an entity will exercise its deferral right, and that only if an embedded derivative in a convertible liability is itself equity instrument would the terms of a liability not impact its classification. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.3 Adoption of New Standards (continued)

New Accounting Pronouncements (continued)

In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, the Company applies the amendments retrospectively. These amendments had no impact on retrospective application and therefore the comparative information presented has not been restated.

The Company has classified the liability portion of the convertible loan ("debt host") as a "current" liability, in accordance with these amendments. As a result, the company will report lower working capital.

IAS 1 Amendments - Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements

In February 2021, the International Accounting Standards Board (IASB) issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. The Accounting Standards Board (AcSB) completed its endorsement process and incorporated the amendments into Part I of the CPA Canada Handbook - Accounting in June 2021.

The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by replacing the requirement to disclose "significant" accounting policies under IAS 1 with a requirement to disclose "material" accounting policies. The amendments also provide guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures. These amendments will be applied prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. These amendments have no impact on the Company's financial statements.

IAS 8 Amendments - Accounting Policies, Changes in Accounting Estimates and Errors

In February 2021, the International Accounting Standards Board (IASB) issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Accounting Standards Board (AcSB) completed its endorsement process and incorporated the amendments into Part I of the CPA Canada Handbook - Accounting in June 2021.

The amendments introduce a new definition of "accounting estimates" to replace the definition of "change in accounting estimates" and include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. These amendments have no impact on the Company's financial statements.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.3 Adoption of New Standards (continued)

New Accounting Pronouncements (continued)

IAS 12 Amendments - Income Taxes

In May 2021, the International Accounting Standards Board (IASB) issued amendments to the recognition exemptions under IAS 12 Income Taxes which were incorporated into Part I of the CPA Canada Handbook - Accounting by the Accounting Standards Board (AcSB) in September 2021.

The amendments narrowed the scope of the recognition exemption to require an entity to recognize deferred tax on initial recognition of particular transactions, to the extent that transaction gives rise to equal taxable and deductible temporary differences. These amendments apply to transactions for which an entity recognizes both an asset and liability, for example leases and decommissioning liabilities. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. These amendments are relevant to the tax note disclosure - otherwise, no impact on Integra's financial statements.

IFRS 3 Amendments - Business Combinations

In May 2020, the International Accounting Standards Board (IASB) issued amendments to update IFRS 3 Business Combination without significantly changing its requirements. These amendments were incorporated into Part I of the CPA Canada Handbook - Accounting by the Accounting Standards Board (AcSB) in September 2020.

The amendments a) updated all old references in IFRS 3 to the old Conceptual Framework to the revised Conceptual Framework for Financial Reporting; b) added an exception to the IFRS 3 recognition requirements - for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies if incurred separately, an acquirer would apply IAS 37 or IFRIC 21 to identify the obligations assumed in a business combination, instead of the Conceptual Framework; and c) made requirements for contingent assets more explicit by adding a statement in IFRS 3 that an acquirer should not recognize contingent assets acquired in a business combination. The amendments are effective for annual periods beginning on or after January 1, 2022 and have no impact on Integra's financial statements.

2.4 Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. The Company has identified the following areas where estimates, assumptions and judgments are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company's consolidated statements of financial position reported in future periods.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.4 Significant Accounting Estimates and Judgments (continued)

Significant Accounting Estimates

(a) Mineral Resource and Assessment of Impairment

The accuracy of resource estimates is a function of the quantity and quality of available data and assumptions made and judgments used in the geological and engineering interpretation and may be subject to revision based on various factors. Changes in resource estimates may impact the carrying value of mineral property, plant and equipment, the calculation of amortization and depletion, the capitalization of mine development costs, and the timing of cash flows related to reclamation and remediation provision.

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment. If any such indication exists, a formal estimate of recoverable amount is performed, and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of operations and comprehensive loss. As December 31, 2022, there was no indication for impairment on the Company's long-term assets.

(b) Share-Based Payments

The determination of the fair value of stock options or warrants using the Black-Scholes option pricing model, requires the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions could materially affect the fair value estimate.

(c) Reclamation and Remediation Provision

The Company assesses its reclamation and remediation provisions annually or when new material information is available. The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience. These estimates are based on remediation activities required by environmental laws, the expected timing of cash flows, and the pre-tax risk-free interest rates on which the estimated cash flows have been discounted. These estimates also include an assumption of the rate at which costs may inflate in future periods. Actual results could differ from these estimates. The estimates are related to the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.4 Significant Accounting Estimates and Judgments (continued)

Significant Accounting Estimates (continued)

(d) Property, Plant and Equipment

Property, plant and equipment items are recorded at cost and depreciated over their estimated useful lives. The cost of an item includes the purchase price and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Property, plant and equipment items are depreciated on a straight-line basis over their estimated useful lives. Management reviews the estimated useful lives, residual values, and depreciation methods at the end of each financial year, and when circumstances indicate that such reviews should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

(e) Accounting for Convertible Debt Facility

Upon entering a convertible debt facility transaction, management applies judgment in assessing the appropriate treatment. Management determined that its convertible debt facility does not meet the criteria for the compound instruments and as a result, will be considered as a hybrid instrument, which includes both a non-derivative host contract and one or more embedded derivatives.

The conversion feature within the convertible debt facility has been determined to be an embedded derivative that is not closely related to the liability host, and it is bifurcated and accounted for separately, by first valuing the derivative component. At each reporting period, the derivative is fair valued with changes in fair value recorded as a gain or loss in the statement of profit or loss. The Company estimates the fair value of its conversion option derivative using the Finite Difference method. The key assumptions used in the model are risk free rates, expected volatility, and credit spread. The expected volatility assumption is based on the historical volatility of the Company's stock over a term equal to the remaining term of corresponding debt instrument. The credit spread assumption in the model is based on the Company's cost of unsecured debt.

(f) Current and Deferred Taxes

Tax regulations are very complex and changing regularly. As a result, the Company is required to make judgments about the tax applications, the timing of temporary difference reversals, and the estimated realization of tax assets. Also, all tax returns are subject to further government's reviews, with the potential reassessments. All those facts can impact current and deferred tax provisions, deferred tax assets and liabilities, and operation results.

Significant Accounting Judgments

(a) Exploration and Evaluation Expenditures

The application of the Company's accounting policy for exploration and evaluation expenditure requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.4 Significant Accounting Estimates and Judgments (continued)

Significant Accounting Judgments (continued)

(b) Going Concern

These consolidated financial statements have been prepared on a going concern basis and do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Management has applied judgment in the assessment of the Company's ability to continue as a going concern, considering all available information, and concluded that the going concern assumption is appropriate for a period of at least twelve months following the Auditor's report date.

Given the judgment involved, actual results may lead to a materially different outcome.

(c) Assessment of Lease

The Company assessed whether a contract is or contains a lease. This assessment involves the exercise of judgment about whether it depends on a specific asset, whether the company obtains substantially all the economic benefits from the use of that asset, and whether the Company has the right to direct the use of the asset.

(d) Presentation Currency Change

Effective December 31, 2021, the Company changed its presentation currency from the Canadian dollar to the US dollar, to better reflect the Company's business activities. This change has been applied retrospectively.

3. CAPITAL MANAGEMENT

The Company's capital management goals are to: ensure there are adequate capital resources to safeguard the Company's ability to continue as a going concern; maintain sufficient funding to support the acquisition, exploration, and development of mineral properties and exploration and evaluation activities; maintain investors' and market confidence; and provide returns and benefits to shareholders and other stakeholders.

The Company classified the convertible debt liability as a current liability, in accordance with the early adopted IAS 1 Amendments. This meaningfully impacts the Company's working capital. The Company's working capital, including the convertible debt liability, as of December 31, 2022 was $1,603,220 (December 31, 2021 - $9,387,223). The Company's working capital, excluding the convertible debt liability, as of December 31, 2022 was $11,651,434 (December 31, 2021 - $9,387,223).

The Company's capital structure is adjusted based on the funds available to the Company such that it may continue exploration and development of its properties for the mining of minerals that are economically recoverable. The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

3. CAPITAL MANAGEMENT (continued)

The Company's properties are in the exploration and development stage and, as a result, the Company currently has no source of operating cash flow. The Company intends to raise such funds as and when required to complete its projects.

There is no assurance that the Company will be able to raise additional funds on reasonable terms. The only sources of future funds presently available to the Company are through the exercise of options, convertible debt facility, the sale of equity capital of the Company or the sale by the Company of an interest in any of its properties in whole or in part. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended December 31, 2022.

4. FINANCIAL INSTRUMENTS

All financial instruments are initially measured at fair value plus or minus transaction costs (in case of a financial asset or financial liability not at fair value through profit or loss). Subsequent measurements are designed either at amortized costs or fair value (gains and losses are either recognized in profit or loss (fair value through profit or loss, FVTPL), or recognized in other comprehensive income (fair value through other comprehensive income, FVTOCI)).

Fair Value

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The Company's financial instruments are accounted for as follows under IFRS 9:

FINANCIAL ASSETS:	CLASSIFICATION
Cash and cash equivalents	FVTPL
Receivables (excluding tax receivables)	Amortized cost, less any impairment
Loan receivable	Amortized cost, less any impairment
Restricted cash, long-term	Amortized cost, less any impairment

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

4. FINANCIAL INSTRUMENTS (continued)

FINANCIAL LIABILITIES:	CLASSIFICATION
Trade and other payables	Other financial liabilities, measured at amortized cost
Due to related parties	Other financial liabilities, measured at amortized cost
Lease liability	Other financial liabilities, measured at amortized cost
Convertible debt facility - host liability	Other financial liabilities, measured at amortized cost
Convertible debt facility - derivative component	FVTPL
Equipment financing liability	Other financial liabilities, measured at amortized cost

The following table summarizes the Company's financial instruments classified as FVTPL as at December 31, 2022 and 2021:

	Level	December 31, 2022	December 31, 2021
FINANCIAL ASSETS:

Cash and cash equivalents	1	$15,919,518	$14,337,078

	Level	December 31, 2022	December 31, 2021
FINANCIAL LIABILITIES:

Convertible debt facility - derivative component	3	$1,585,000	$-

Fair value estimates of all financial instruments are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Lease liability, non-derivative host liability of the convertible debt and equipment financing liabilities are initially measured at the present value of the payments to be made over the lease or financing term, using the implicit interest rate (if available) or incremental borrowing rate for the present value determination. These liabilities are subsequently recorded at amortized cost using effective interest method. For restricted cash, lease liabilities, equipment financing liability and non-derivative host liability of convertible debt, the carrying values approximate their fair values at the period end because the interest rates used to discount host contracts approximate market interest rates. The non-derivative host liability related to the convertible debt facility is initially measured at fair value and is carried at amortized cost using the effective interest rate method. That liability is accreted to the face value over the loan term. The carrying values of other financial assets, trade and other payables and due to related parties approximate their fair values due to the short-term nature of these items.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

4. FINANCIAL INSTRUMENTS (continued)

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

i) Credit Risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the consolidated statements of financial position.

a. Cash and cash equivalents - Cash and cash equivalents are held with major Canadian and U.S. banks and other financial institutions, and therefore the risk of loss is minimal.

b. Receivables and restricted cash - these financial assets are immaterial and therefore the risk of loss is minimal.

ii) Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. The Company intends on securing further financing to ensure that the obligations are properly discharged.

iii) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, commodity prices and/or stock market movements (price risk).

a. Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company has interest-bearing assets, where the risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with a chartered Canadian and US financial institutions. The Company's significant financial instruments valued using fluctuating risk-free interest rates is the derivative component of the convertible debt facility. The Company's operating cash flows are mostly independent of changes in market interest rates. Management considers this risk immaterial.

b. Share Price Risk

At each reporting period, the convertible debt derivative liability is fair valued using the Finite Difference Method. The Company's share price is a key assumption used in this valuation, hence share price fluctuations can meaningfully impact the value of the derivative liability.

c. Foreign Exchange Risk

The Company is exposed to currency fluctuations given that most of its expenditures are incurred in the US dollars and its convertible debt facility is denominated in the US dollars. To manage this risk and mitigate its exposure to exchange rates fluctuation, the Company holds most of its cash and short-term investments in USD (see Note 5).

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

4. FINANCIAL INSTRUMENTS (continued)

During the year ended December 31, 2022, the Company recognized a net foreign exchange income of $587,211. Based on the Company's net foreign currency exposure at December 31, 2022, depreciation or appreciation of US dollar against the Canadian dollar would have resulted in the following increase or decrease in the Company's net loss:

At December 31, 2022	Possible exposure*	Impact on net loss	Impact on net loss
US dollar	+/-5%	$1,243,078	$(1,243,078)

*Possible exposure is based on management's best estimate of the reasonably possible fluctuations of foreign exchange rates in the next twelve months.

5. CASH AND CASH EQUIVALENTS

The balance at December 31, 2022 consists of $2,662,316 in cash and $13,257,202 held in short-term investments (December 31, 2021 - $3,294,174 in cash and $11,042,904 in short-term investments) on deposit with major Canadian and US banks and other financial institutions. Short-term investments are redeemable on a monthly basis, with the annual interest rates ranging between 3.80% and 4.15%. As of December 31, 2022, the Company held approximately 97% (December 31, 2021 - 98%) of its cash and short-term investments in US dollars.

6. RECEIVABLES, PREPAID EXPENSES, DEPOSITS, AND LOAN RECEIVABLE

Receivables and Prepaid Expenses As at	December 31, 2022	December 31, 2021
Receivables	$98,138	$37,202
Prepaid expenses	976,232	684,354
Total Receivables and Prepaid Expenses	$1,074,370	$721,556

Long-Term Deposits As at	December 31, 2022	December 31, 2021
Long-term security deposits*	$37,228	$33,294
Total Long-Term Deposits	$37,228	$33,294

*Long-term security deposits include security deposit for Boise office lease, equipment rental and the campground lease.

At December 31, 2022 and December 31, 2021, the Company anticipates full recovery or full utilization of these amounts and therefore no impairment has been recorded against these receivables, prepaid expenses, and long-term deposits. The Company holds no collateral for any receivable amounts outstanding as at December 31, 2022 and 2021.

In August 2020, the Company extended a $140,000 loan to a local entrepreneur to complete the construction of a restaurant in Jordan Valley. The loan was subsequently increased from $140,000 to $175,000 in early 2021. The loan bore a 6.0% interest rate per annum for a five-year term and the monthly loan instalment was $3,383. The loan was fully secured by the premises and all property affixed or attached to or incorporated upon the premises.

The loan was fully repaid in the current year ended December 31, 2022, including $8,588 interest accrued up to May 31, 2022. Upon the loan repayment, the Company released its security on the premises and all property affixed or attached to or incorporated upon the premises.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

6. RECEIVABLES, PREPAID EXPENSES, DEPOSITS, AND LOAN RECEIVABLE (continued)

A summary of the changes in the loan receivable for the years ended December 31, 2022 and 2021 is as follows:

Loan receivable
Balance, December 31, 2020	$140,000
Loan receivable - addition	35,000
Principal payments	(7,562)
Balance, December 31, 2021	$167,438
Principal payments	(167,438)
Balance, December 31, 2022	$-

	December 31, 2022	December 31, 2021
Loan receivable - current portion	$-	$47,830
Loan receivable - non-current portion	-	119,608
Total Loan Receivable	$-	$167,438

7.RESTRICTED CASH

The Company's restricted cash at December 31, 2022 consists of $46,001 (December 31, 2021 - $18,147), in credit card security deposits.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

8. PROPERTY, PLANT AND EQUIPMENT

	Computers and software	Office furniture and equipment	Vehicles	Buildings, well, road, and buildings improvements	Equipment	Total
Cost
Balance at December 31, 2020	213,512	43,078	94,875	702,394	1,093,032	2,146,891
Additions (adjustments)	28,489	-	124,391	740,405	555,510	1,448,795
Translation difference	253	160	-	240	-	653
Balance at December 31, 2021	242,254	43,238	219,266	1,443,039	1,648,542	3,596,339
Additions (adjustments)	1,952	1,679	76,419	19,510	34,601	134,161
Translation difference	(4,343)	(2,412)	-	(3,613)	-	(10,368)
Balance at December 31, 2022	$239,863	$42,505	$295,685	$1,458,936	$1,683,143	$3,720,132

Accumulated Depreciation
Balance at December 31, 2020	(124,851)	(22,791)	(41,584)	(76,251)	(238,687)	(504,164)
Depreciation	(53,667)	(8,536)	(40,573)	(73,223)	(284,053)	(460,052)
Translation difference	(185)	(85)	-	(26)	-	(296)
Balance at December 31, 2021	(178,703)	(31,412)	(82,157)	(149,500)	(522,740)	(964,512)
Depreciation	(35,068)	(8,161)	(56,530)	(114,957)	(330,269)	(544,985)
Translation difference	3,569	1,769	-	514	-	5,852
Balance at December 31, 2022	$(210,202)	$(37,804)	$(138,687)	$(263,943)	$(853,009)	$(1,503,645)

Carrying amounts

December 31, 2020	$88,661	$20,287	$53,291	$626,143	$854,345	$1,642,727
December 31, 2021	$63,551	$11,826	$137,109	$1,293,539	$1,125,802	$2,631,827
December 31, 2022	$29,661	$4,701	$156,998	$1,194,993	$830,134	$2,216,487

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

9. LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

A summary of the changes in right-of-use assets for the years ended December 31, 2022 and 2021 is as follows:

Right-of-Use Assets	Head office (5-year term)	Vehicles (3 & 4-year term)	Equipment (3-year term)	DeLamar office (3.7 and 5- year terms)	Total
Balance, December 31, 2020	381,564	229,412	77,898	163,768	852,642
Additions	1,508	208,538	712	152,896	363,654
Depreciation	(179,457)	(147,260)	(40,300)	(91,193)	(458,210)
Translation differences	1,625	-	-	-	1,625
Balance, December 31, 2021	205,240	290,690	38,310	225,471	759,711
Additions (change of estimate)	522,797	(38,928)	-	-	483,869
Depreciation	(122,817)	(140,214)	(38,310)	(105,093)	(406,434)
Translation differences	(13,123)	-	-	-	(13,123)
Balance, December 31, 2022	$592,097	$111,548	$-	$120,378	$824,023

A summary of the changes in lease liabilities for the years ended December 31, 2022 and 2021 is as follows:

Lease Liabilities	Head office	Vehicles	Equipment	DeLamar office	Total
Balance, December 31, 2020	453,633	219,169	81,829	180,240	934,871
Short-term lease liability at initial recognition	-	65,679	-	41,699	107,378
Long-term lease liability at initial recognition	3,158	142,859	-	111,197	257,214
Payments - principal portion	(177,986)	(143,628)	(40,122)	(86,793)	(448,529)
Adjustments (rent adjustments & final payment reconciliations)	(9,798)	(1,576)	-	(768)	(12,142)
Translation differences	1,933	-	-	-	1,933
Balance, December 31, 2021	270,940	282,503	41,707	245,575	840,725
Short-term lease liability at initial recognition (change of estimate)	100,510	-	-	-	100,510
Long-term lease liability at initial recognition (change of estimate)	530,412	-	-	-	530,412
Payments - principal portion	(157,736)	(131,550)	(40,198)	(106,778)	(436,262)
Adjustments (rent adjustments & final payment reconciliations)	(117,879)	(41,508)	(1,509)	(2,845)	(163,741)
Translation differences	(17,323)	-	-	-	(17,323)
Balance, December 31, 2022	$608,924	$109,445	$-	$135,952	$854,321

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

9. LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

Integra renewed its head office lease agreement on August 18, 2022, extending the lease term from January 31, 2023 to January 31, 2028. This has been accounted for as change of estimate of lease liabilities under IFRS 16. All balances related to the original right-of-use asset and lease liability were closed accordingly and replaced by the new right-of-use asset and lease liability amounts.

Right-of-use assets are initially measured at cost, which comprise the initial amount of lease liabilities, adjusted for lease prepayments, lease incentive received, lease initial direct costs, and an estimate of restoration, removal, and dismantling costs. Those right-of-use assets are depreciated on a straight-line basis, over the lease terms.

Lease liabilities are initially measured at the present value of the lease payments to be made over the lease terms, using the effective interest method for the present value determination. When the rate implicit in the lease cannot be readily determined, the Company applied an estimated incremental borrowing rate. The applied interest rates in these leases ranged between 6.34% and 10.00%. Lease liability calculations were based on the assumption that no purchase option will be exercised at the end of the lease terms.

Carrying lease liabilities amounts are as follows:

	Current lease liability	Long-term lease liability	Total lease liabilities
Balance, December 31, 2021	460,690	380,035	840,725
Balance, December 31, 2022	$231,526	$622,795	$854,321

Lease interest expenses for the years ended December 31, 2022, 2021, and 2020 are as follows:

Lease Interest expenses
Balance, December 31, 2020	$68,785
Balance, December 31, 2021	$76,345
Balance, December 31, 2022	$58,673

The Company subleased a portion of its head office to four companies for a rent income of $111,046, in the current year ended December 31, 2022 (December 31, 2021 - $71,797; December 31, 2020 - $48,026). The income is recognized in the consolidated statement of operations and comprehensive loss, under the "Rent income - sublease".

Operating Leases

The Company elected to apply recognition exemption under IFRS 16 on its short-term rent agreements related to its office and equipment rentals. For the year ended December 31, 2022, the Company expensed $77,823 (December 31, 2021 - $93,154; December 31, 2020 - $89,166) related to these operating leases. The Company's short-term lease commitment as of December 31, 2022 was $30,461 (December 31, 2021 - $19,068).

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

10.  EXPLORATION AND EVALUATION ASSETS

The DeLamar Project consists of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits, located in the heart of the historic Owyhee County mining district in south-western Idaho.

DeLamar Gold and Silver Deposit

On November 3, 2017, the Company acquired 100% of interest in Kinross DeLamar Mining Company, a wholly-owned subsidiary of Kinross Gold Corporation ("Kinross"), which owned the DeLamar Deposit for $5.9 million ("mm") in cash and the issuance of 2,218,395 common shares of the Company that is equal to 9.9% of all of the issued and outstanding shares of the Company upon closing of the October 2017 $21.3mm financing. The 2,218,395 common shares issued were valued at $3.7mm on the closing date. The Company paid $2.0mm cash at closing of the acquisition transaction and issued a $3.5mm promissory note, which was originally due in May 2019. In February 2019, the maturity date of the promissory note was extended to November 3, 2019, and the promissory note was paid in full on October 31, 2019.

That payment represents payment-in-full for all amounts owing under the promissory note agreement and all obligations under the agreement with Kinross USA Inc. have been fully performed. As a result, Kinross USA Inc. has released its security on 25% of the shares of DeLamar Mining Company.

A portion of the DeLamar Project was subject to a 2.5% NSR payable to Kinross. In December 2019, Kinross Gold USA Inc. informed DeLamar that its affiliate Kinross has entered a Royal Purchase and Sale Agreement dated December 1, 2019, whereby Kinross agreed to sell, assign, transfer, and convey to Maverix Metals (Nevada) Inc. and Maverix Metals Inc. all of Kinross' or its applicable subsidiaries' rights, titles, and interests in a portfolio of royalties, including the net smelter returns royalty governed by the Royalty Agreement. The Maverix royalty applies to more than 90% of the current DeLamar area resources, but this royalty will be reduced to 1.0% upon Maverix receiving total royalty payments of $7.4mm (CAD$10mm). Subsequent to the year ended December 31, 2022, Maverix was acquired by Triple Flag Precious Metals Corp.

Florida Mountain Gold and Silver Deposit

Integra executed in December 2017 Purchase and Sale Agreements with two private entities (Empire and Banner) to acquire patented claims in the past-producing Florida Mountain Gold and Silver Deposit ("Florida Mountain") for a total consideration of $2.0mm in cash. The Company completed the purchase of the Florida Mountain Empire claims in January 2018 and paid $1.6mm at closing. The Company completed the acquisition of the Florida Mountain Banner claims in the second quarter of 2018 and paid $0.4mm at closing.

War Eagle Gold-Silver Deposit

In December 2018, the Company has entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties Inc. ("Ely Gold") to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle") situated in the DeLamar District, southwestern Idaho. Upon exercise of the option, Nevada Select will transfer its right, title and interest in the State Lease, subject to a 1.0% net smelter royalty on future production from the deposit payable to Ely Gold, to DeLamar Mining. Under the option agreement, Integra will pay Nevada Select $200,000 over a period of four years in annual payments, as per the following schedule:

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

War Eagle Gold-Silver Deposit (continued)

  $20,000 cash at execution of the option agreement (paid in December 2018);
  $20,000 cash on the six-month anniversary (paid in June 2019);
  $30,000 cash on the one-year anniversary (paid in December 2019);
  $30,000 cash on the second anniversary (paid in December 2020);
  $30,000 cash on the third anniversary (paid in December 2021); and
  $70,000 cash on the fourth anniversary (paid in December 2022).

Integra made the final option payment in December 2022. As a result, the State Lease title was transferred to Integra subsequent to year-end. The State Lease is subject to an underlying 5.0% net smelter royalty payable to the State of Idaho.

On June 21, 2021, Gold Royalty Corp. ("GRC") and Ely Gold announced that they have entered into a definitive agreement pursuant to which GRC will acquire all of the issued and outstanding common shares of Ely Gold by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia). The transaction was subsequently completed on August 23, 2021, with no impact on the option agreement the Company signed with Nevada Select. In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750m north of the State Lease.

BlackSheep District

The Company staked a number of the BlackSheep claims in 2018. The staking was completed in early 2019.

Exploration and Evaluation Assets Summary:

Total
Balance at December 31, 2020	$56,809,632
Land acquisitions/option payments	45,000
Claim staking	3,000
Reclamation adjustment*	(424,038)
Depreciation**	(7,404)
Total	56,426,190
Advance minimum royalty (Note 16)	64,950
Balance at December 31, 2021	56,491,140
Land acquisitions/option payments	90,000
Legal	14,987
Reclamation adjustment*	(15,864,249)
Depreciation**	(7,404)
Total	40,724,474
Advance minimum royalty (Note 16)	77,450
Balance at December 31, 2022	$40,801,924
*Reclamation adjustment is the change in present value of the reclamation liability, mainly due to changes to inflation rate and discount rate. Also see Note 17.

**A staff house building with a carrying value of $187,150 has been included in the DeLamar property. This building is being depreciated.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

The Company spent $11,989,334 in exploration and evaluation activities during the year ended December 31, 2022 (December 31, 2021 - $24,072,394; December 31, 2020 - $12,774,217).

The following tables outline the Company's exploration and evaluation expense summary for the years ended December 31, 2022, 2021, and 2020:

Exploration and Evaluation Expense Summary:

December 31, 2022	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint expenses	Total
Contract exploration drilling	$1,478,499	$-	$-	$-	$-	$1,478,499
Contract metallurgical drilling	657,499	-	-	-	-	657,499
Contract condemnation drilling	-	-	-	-	216,877	216,877
Contract geotech drilling	-	-	-	-	222,876	222,876
Exploration drilling - other drilling labour & related costs	1,023,359	20,952	10,779	-	-	1,055,090
Metallurgical drilling - other drilling labour & related costs	310,344	-	-	-	-	310,334
Condemnation drilling - other	-	-	-	-	307,833	307,833
drilling labour & related costs
Other exploration expenses*	-	11,159	-	2,492	891,586	905,237
Other development expenses**	-	-	-	-	1,785,321	1,785,321
Land***	282,847	50,114	1,656	20,946	223,164	578,727
Permitting	-	-	-	-	3,019,675	3,019,675
Metallurgical test work	279,682	59,640	-	-	-	339,322
Technical reports and engineering	-	-	-	-	835,591	835,591
Community engagement	-	-	-	-	276,443	276,443
Total	$4,032,230	$141,865	$12,435	$23,438	$7,779,366	$11,989,334

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

**Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

December 31, 2021	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint expenses	Total
Contract exploration drilling	$1,164,217	$5,089,592	$601,761	$1,071,786	$-	$7,927,356
Contract metallurgical drilling	424,819	-	-	-	-	424,819
Contract condemnation drilling	-	-	-	-	226,752	226,752
Exploration drilling - other drilling labour & related costs	762,001	2,628,087	445,944	598,134	-	4,434,166
Metallurgical drilling - other drilling labour & related costs	196,570	-	-	-	-	196,570
Condemnation drilling - other drilling labour & related costs	124,235	-	-	-	-	124,235
Other exploration expenses*	153,982	-	17,232	222,359	1,447,921	1,841,494
Other development expenses**	-	-	-	-	1,664,611	1,664,611
Land***	231,544	103,877	2,815	21,772	236,426	596,434
Permitting	-	-	-	-	4,357,412	4,357,412
Metallurgical test work	238,965	179,874	-	-	-	418,839
Technical reports and studies	-	-	-	-	1,640,468	1,640,468
Community engagement	-	-	-	-	219,238	219,238
Total	$3,296,333	$8,001,430	$1,067,752	$1,914,051	$9,792,828	$24,072,394

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

**Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration and Evaluation Expense Summary:

December 31, 2020	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint expenses	Total
Contract exploration drilling	$368,944	$2,310,366	$740,989	$-	$-	$3,420,299
Contract metallurgical drilling	737,431	-	-	-	-	737,431
Exploration drilling - other drilling labour & related costs	240,249	1,195,220	446,690	272,597	-	2,154,756
Metallurgical drilling - other
drilling labour & related costs	318,201	-	-	-	-	318,201
Other exploration expenses*	-	321,755	-	405,750	1,310,546	2,038,051
Other development expenses**	-	-	-	-	1,006,451	1,006,451
Land***	162,816	88,451	4,528	26,188	218,829	500,182
Permitting	-	-	-	-	1,619,696	1,619,696
Metallurgy test work	239,985	239,884	-	-	-	479,869
Technical reports and studies	-	-	-	-	327,020	327,020
Community engagement	-	-	-	-	172,261	172,261
Total	$2,066,996	$4,155,676	$1,192,207	$704,535	$4,654,803	$12,774,217

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants.

**Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

11. DEFERRED TRANSACTION COSTS

Fees paid to establish the convertible debt facility (see Note 15) are recognized as transaction costs. These costs include fees such as commitment fees, advisory, legal, and technical due diligence fees. Management determined that the transaction costs are all attributable to the initial advance and subsequent advances and as a result, decided to allocate the transaction costs exclusively to the non-derivative financial liability host.

Transaction costs solely related to the initial advance are included in full in the host's initial measurement. Transaction costs related to both the initial advance and the subsequent advances are allocated on a pro-rata basis. As a result, 50% of the costs are included in the host's initial measurement (included in the effective interest rate calculation on the residual financial liability) and the other 50% is deferred as an asset (included in the non-current asset line "Deferred transaction costs" in the consolidated statement of the financial position) and will be deducted from the liability pro-rata subsequent advances when such advances are drawn.

Standby fees (see Note 15) related to the undrawn portion of the convertible debt facility are also included in the deferred transaction costs.

12. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Related parties include the Board of Directors and officers and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

As December 31, 2022, $636,555 (December 31, 2021 - $693,344) was due to related parties for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses. Receivables from related parties (related to rent and office expenses) as of December 31, 2022 were $18,843 (December 31, 2021 - $) and was recorded in receivables.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

12. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION (continued)

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

Remuneration attributed to executives and directors for the years ended December 31, 2022, 2021, and 2020 were as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Short-term benefits*	$1,596,362	$1,806,716	$1,583,279
Associate companies**	(16,932)	(18,137)	(23,061)
Stock-based compensation	1,165,694	1,173,216	1,314,431
Total	$2,745,124	$2,961,795	$2,874,649

*Short-term employment benefits include salaries, consulting fees, vacation accruals and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

.In the current year ended December 31, 2022, the Company issued 170,858 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

In the year ended December 31, 2021, the Company issued 30,168 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

The Company did not issue DSUs in lieu of directors' fees in 2020. The option to receive DSUs in lieu of cash directors' fees was introduced in 2021 in order to encourage insiders' ownership.

DSUs granted before December 2021 vested in full at the grant date. DSUs granted in December 2021 and going forward will vest in 12 months.

13. TRADE AND OTHER PAYABLES

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and amounts payable for operating and financing activities. The usual credit period taken for trade purchases is 30 days. The majority of the Company's payables relates to development and exploration expenditures, legal and office expenses, and consulting fees.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

13. TRADE AND OTHER PAYABLES (continued)

The following is a breakdown of the trade and other payables:

As at	December 31, 2022	December 31, 2021
Total Accounts Payable	$2,053,426	$1,531,901
Accrued Liabilities	580,485	955,431
Total Trade and Other Payables	$2,633,911	$2,487,332

Accrued liabilities at December 31, 2022 and 2021, include mostly accruals for project exploration and development expenditures, payroll, bonus, vacation, professional services, and office expenses.

14. EQUIPMENT FINANCING

During the 2020 fiscal year, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and two small excavators and entered into a 48-month mobile equipment financing agreement in the amount of $0.6mm. The mobile equipment financing is guaranteed by Integra Resources Corp.

During the second quarter of 2021, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and entered into a 48-month mobile equipment financing agreement in the amount of $0.3mm. The mobile equipment financing is guaranteed by Integra Resources Corp.

The equipment financing liability is initially measured at the present value of the payments to be made over the financing term, using the implicit interest rate of 7.0% per annum for the 2020 financing and the implicit interest rate of 6.5% for the 2021 financing. Subsequently, equipment financing liability is accreted to reflect interest and the liability is reduced to reflect financing payments.

A summary of the changes in the equipment financing liability for the years ended December 31, 2022 and 2021 is as follows:

Equipment Financing Liability
Balance, December 31, 2020	$493,058
Addition	260,685
Principal payments	(156,206)
Balance, December 31, 2021	597,537
Principal payments	(202,577)
Balance, December 31, 2022	$394,960

Carrying equipment financing liability amounts are as follows:

	December 31, 2022	December 31, 2021
Current equipment financing liability	$216,898	$202,577
Long-term equipment financing liability	178,062	394,960
Total equipment financing liability	$394,960	$597,537

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

14. EQUIPMENT FINANCING (continued)

Equipment financing interest expenses for the years ended December 31, 2022, 2021, and 2020 are as follows:

Equipment Financing Interest Expenses
Balance, December 31, 2020	$21,847
Balance, December 31, 2021	$37,410
Balance, December 31, 2022	$34,362

15. CONVERTIBLE DEBT FACILITY

On July 28, 2022, the Company executed a credit agreement with Beedie Investment Ltd. (the "Lender"), for the issuance of a non-revolving term convertible debt facility (the "Convertible Facility") in the principal amount up to $20 million. Maturity date of the loan is set as 36 months following the closing date (August 4, 2022), which could be extended for an additional 12 months, if certain conditions are met. On August 4, 2022, an initial advance of $10 million was drawn under this facility, with the Company having the option to draw "subsequent advances" in increments of at least $2.5 million, up to an additional $10 million, subject to certain conditions (no default, event of default, or material adverse effect shall have occurred or be continuing, receipt of conditional exchange approval of the subsequent advance conversion price and the common shares issuable upon the conversion of such subsequent advance, lender satisfaction with all material authorizations, leases and licenses for the current stage of the DeLamar project and, in the case of a subsequent advance, with filing of the Plan of Operations for the DeLamar project, an amount of unrestricted cash of the loan parties is at all times a minimum of USD $2 million). The Convertible Facility is secured by the Company's material assets and guaranteed by the Company's subsidiaries.

The Company's Convertible Facility contains a financial liability (non-derivative host contract) and one or more embedded derivatives. The liability was initially recorded at residual value and is subsequently carried at amortized cost using the effective interest rate method; the liability is accreted to the face value over the term of the convertible debt. All accretion was expensed to the statement of income (loss) and comprehensive income (loss).

The conversion feature within the convertible facility has been determined to be an embedded derivative that is not closely related to the liability host, and it is bifurcated and accounted for separately, by first valuing the derivative component.

The Company is required to pay standby fees, of 2% (annual rate), calculated on the undrawn portion of the Convertible Facility, calculated on a daily basis, compounded quarterly, and payable in arrears on each interest payment date (quarterly) following the effective date commencing September 30, 2022. Those fees are deferred in full (and included in deferred transaction costs (see Note 11).

The Convertible Facility bears interest at 8.75% per annum. Prior to July 31, 2024, interest will be accrued and shall be compounded quarterly and added to the principal at the end of each quarterly interest period. Commencing with the quarterly interest period ending September 30, 2024, interest shall be paid quarterly either in cash or shares.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

15. CONVERTIBLE DEBT FACILITY (continued)

If for a period of 30 consecutive trading days, the Company's volume weighted average trading price ("VWAP") of the common shares measured on the close of the trading on each such day equals or exceeds a 50% premium above the initial advance conversion price or the subsequent advance conversion price for any subsequent advance, the Company shall, provided no event of default occurred and be continuing, be entitled to have a onetime right to elect to cause the lender to convert up to 50% of the outstanding principal amount.

The Company may, at any time so long as an event of default has not occurred and it is continuing, make a prepayment of the outstanding advances, a make whole fee equal to the interest that would have accrued on such principal amount being prepaid from the date such advance was made up to the earlier of the date that is 30 months following the date of such advance and the maturity date then in effect at the rate of interest applicable thereto less the amount of interest paid to date on such outstanding principal amount being prepaid; if the prepayment of any advance occurs after the date that is 30 months following the date such advance, a prepayment fee equal to 2% of the principal amount of such advance being prepaid; and all of other outstanding obligations if the Convertible Facility is prepaid in full.

At any time prior to repayment of the outstanding principal amount, the lender is entitled to elect to convert all or any portion of the principal amount (together with all outstanding standby fees and interest) into such number of common shares in the capital of the Company at a conversion price of a) for the initial advance CAD$1.22 b) for the subsequent advance conversion price (equal to the higher of a) closing price on the trading day immediately prior to the date of the advance or b) a 20% premium on the 30-day VWAP immediately prior to the date of the advance).

A summary of the changes in the convertible facility for the year ended December 31, 2022 is as follows:

	Convertible facility - liability component	Convertible facility - derivative component	Total convertible debt facility
Balance, December 31, 2021	$-	$-	$-
Fair value at initial recognition on August 4, 2022	8,381,000	1,619,000	10,000,000
Transaction costs amortization	(472,221)	-	(472,221)
Interest expense accrual	360,205	-	360,205
Accretion	194,230	-	194,230
Change in fair value of derivatives	-	(34,000)	(34,000)
Balance, December 31, 2022	$8,463,214	$1,585,000	$10,048,214

Upon the occurrence of an event of default which is continuing, all obligations shall at the option of the lender be accelerated and become immediately due and payable.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

15. CONVERTIBLE DEBT FACILITY (continued)

The assumptions used in this valuation model and the resulting fair value of the embedded derivatives at August 4, 2022 were as follows:

Maturity date: August 4, 2025

Risk-free rate: 2.26% - 3.05% (three years)

Exchange rate (USD$ to CAD$): 1.2854

Share price: $0.66 (Integra's August 4, 2022 closing share price)

Expected volatility: 56.3%

Dividend yield: %Nil

Annual interest rate: 8.75%

Conversion price: $0.94912 (CAD$1.22) per share

Conversion price cap: $1.45215

Credit spread: 12.62%

The assumptions used in this valuation model and the resulting fair value of the embedded derivatives at December 31, 2022 were as follows:

Maturity date: August 4, 2025

Risk-free rate: 4.24% - 4.29% (three years)

Exchange rate (USD$ to CAD$): 1.3544

Share price: $0.63 (Integra's December 30, 2022 closing share price)

Expected volatility: 53.4%

Dividend yield: %Nil

Annual interest rate: 8.75%

Conversion price: $0.90077 (CAD$1.22) per share

Conversion price cap: $1.37817

Credit spread: 13.94%

16. COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Net Smelter Return

A portion of the DeLamar Project is subject to a 2.5% NSR payable to Maverix Metals Inc. ("Maverix"). The NSR will be reduced to 1.0% once Maverix has received a total cumulative royalty payment of CAD$10 million (US$7.4 million). Subsequent to the year ended December 31, 2022, Maverix was acquired by Triple Flag Precious Metals Corp. Please see Note 10 for additional details.

Advance Minimum Royalties, Land Access Lease Payments, and Annual Claim Filings

The Company is required to make property rent payments related to its mining lease agreements with landholders and the Idaho Department of Lands ("IDL"), in the form of advance minimum royalties ("AMR"). There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the Project varies with each property.

The Company's AMR obligation was $77,450 for 2022 (December 31, 2021 - $64,950), paid in full in the current year ended December 31, 2022.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

16. COMMITMENTS AND CONTRACTUAL OBLIGATIONS (continued)

The Company's obligation related to land and road access lease payments, option payments and IDL rent payments was $383,669 for 2022 (December 31, 2021 - $329,331), paid in full in the current year ended December 31, 2022.

The Company's obligation for BLM claim fees was $192,225 for 2022 (December 31, 2021 - $191,565), paid in full in the current year ended December 31, 2022.

17. RECLAMATION AND REMEDIATION LIABILITIES

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. The site has been reclaimed by the former owner, Kinross, and the Company's environmental liabilities consist mostly of water treatment, general site maintenance and environmental monitoring costs.

The reclamation and remediation obligation represents the present value of the water treatment and environmental monitoring activities expected to be completed over the next 70 years. The cost projection has been prepared by an independent third party with expertise in mining site reclamation. Water treatment costs could be reduced in the event that mining at DeLamar resumes in the future. The Company's cost estimates do not currently assume any future mining activities. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability.

These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual water treatment and environmental monitoring costs will ultimately depend upon future market prices for the required activities that will reflect market conditions at the relevant time.

For the year ended December 31, 2021, the Company reviewed and revised some of its December 31, 2020 assumptions and estimates. The discount rate assumption changed in 2021, as it is based on the US Treasury rate. As a result, the discount rate increased from 1.65% to 1.90% in 2021, which decreased the present value of the reclamation liability. The inflation rates have been revised to 0% for 2022, as short-term inflation had already been factored in the 2022 cost estimates, and 2.3% for the following years. The Company applied 0% market risk premium for 2022, 2.5% for 2023 and 2024, and 5% for the following years.

For the year ended December 31, 2022, the Company reviewed and revised some of its December 31, 2021 assumptions and estimates. The discount rate assumption changed in 2022, as it is based on the US Treasury rate. As a result, the discount rate increased from 1.90% to 3.97% in the current period, which decreased the present value of the reclamation liability. The inflation rates have been revised to 0% for 2023, as short-term inflation had already been factored in the 2023 cost estimates, 2.5% for 2024 and 2.0% for the following years. Market premium risk and future costs assumptions did not require adjustments.

Changes resulting from the reclamation assumptions revision are recognized as a change in the carrying amount of the reclamation liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset (see Note 10).

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

17. RECLAMATION AND REMEDIATION LIABILITIES (continued)

The following table details the changes in the reclamation and remediation liability.

Water Treatment, General Site Maintenance and Environmental Monitoring	$
Liability balance at December 31, 2020	42,687,825
Reclamation spending	(1,585,396)
Accretion expenses	787,859
Reclamation adjustment	(424,038)
Liability balance at December 31, 2021	41,466,250
Reclamation spending	(1,084,475)
Accretion expenses	1,013,585
Reclamation adjustment	(15,864,249)
Balance at December 31, 2022	25,531,111

	December 31, 2022	December 31, 2021
Current reclamation and remediation liability	$1,623,564	$1,875,298
Non-current reclamation and remediation liability	23,907,547	39,590,952
Total reclamation and remediation liability	$25,531,111	$41,466,250

As at December 31, 2022, the current portion of the reclamation and remediation obligation of $1,623,564 represents the total water treatment, general site maintenance and environmental monitoring costs estimated to be incurred from January 1, 2023 - December 31, 2023.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations.

The Company's reclamation and remediation bonds as of December 31, 2022 amount to $3.7mm.

Reclamation and Remediation Bonds	December 31, 2022	December 31, 2021
Idaho Department of Lands	2,918,829	2,893,829
Idaho Department of Environmental Quality	100,000	100,000
Bureau of Land Management - Idaho State Office	631,400	631,400
Total	$3,650,229	$3,625,229

The Company's reclamation and remediation obligations are secured with surety bonds, which are subject to a 2.5% management fee. These surety bonds originally had a 50% cash collateral requirement. The cash collateral requirement decreased from 50% to 0% and the cash collateral was returned to the Company in 2020.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

18. SHARE CAPITAL

Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at December 31, 2022, the number of total issued and outstanding common shares is 79,763,689 (December 31, 2021 - 62,170,212).

Activities during the year ended December 31, 2022

At the Market ("ATM") Sales

In the first quarter of 2022, the Company sold 427,997 shares under its ATM at an average price of $1.57 for gross proceeds of $674,016 and paid 2.75% brokers' fee in commission.

In the third quarter of 2022, the Company sold 340,058 shares under its ATM at an average price of $0.66 for gross proceeds of $224,678 and paid 2.75% brokers' fee in commission.

Equity Financings

On August 4, 2022, the Company completed a public bought deal of 16,666,667 common shares with a syndicate of underwriters, at an issue price of $0.66 per share for aggregate gross proceeds of $11,000,000. The Company paid $400,004 in brokers' fee and $367,521 for various other expenses (mostly legal and filing fees) in connection with this public bought deal.

Equity Incentives

In January 2022, the Company approved a cash redemption of 1,371 vested RSUs, and as a result, no shares have been issued related to this transaction.

In June 2022, the Company approved a cash redemption of 3,000 vested RSUs, and as a result, no shares have been issued related to this transaction.

In December 2022, the Company issued 158,755 shares related to its RSU December 15, 2020 and December 16, 2021 grants.

In December 2022, the Company approved cash redemption of 47,496 vested RSUs, and as a result, no shares have been issued for these RSUs.

Activities during the year ended December 31, 2021

ATM Sales

In the first quarter of 2021, the Company sold 41,000 shares under its ATM at an average price of $3.90 for gross proceeds of $159,713 and paid 2.75% brokers' fee in commission.

In the second quarter of 2021, the Company sold 320,950 shares under its ATM at an average price of $3.30 for gross proceeds of $1,057,951 and paid 2.75% brokers' fee in commission.

In the third quarter of 2021, the Company sold 155,000 shares under its ATM at an average price of $2.95 for gross proceeds of $456,957 and paid 2.75% brokers' fee in commission.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Activities during the year ended December 31, 2021 (continued)

Equity Financings

On September 17, 2021, the Company completed a public bought deal of 6,785,000 common shares with a syndicate of underwriters, at an issue price of $2.55 per share for aggregate gross proceeds of $17,301,750. The Company paid $921,918 in brokers' fee and $375,278 for various other expenses (mostly legal and filing fees) in connection with this public bought deal.

Equity Incentives

In February 2021, the Company issued 144,400 common shares related to 144,400 exercised options, for gross proceeds of $292,330.

In March 2021, the Company issued 19,445 common shares related to 15,333 exercised options, for gross proceeds of $35,759, and 4,112 vested RSUs.

In May 2021, the Company approved a cash redemption of 2,056 vested RSUs, and as a result, no shares have been issued related to this transaction.

In June 2021, the Company issued 30,000 common shares related to 30,000 exercised options, for gross proceeds of $52,960.

In July 2021, the Company issued 2,000 common shares related to 2,000 exercised options, for gross proceeds of $4,628.

In September 2021, the Company issued 1,333 common shares related to 1,333 exercised options, for gross proceeds of $3,042.

In December 2021, the Company issued 62,907 shares related to its RSU December 15, 2020 grant.

In December 2021, the Company approved cash redemption of 16,494 vested RSUs, and as a result, no shares have been issued for these RSUs.

Activities during the year ended December 31, 2020

In February 2020, the Company announced that it had graduated to Tier 1 of the TSX-V and the remaining 966,563 common shares of Integra held in escrow were released. The number of outstanding common shares of the Company has not change as a result of the escrow release.

On September 14, 2020, the Company completed a public bought deal of 6,785,000 common shares with a syndicate of underwriters, at an issue price of $3.40 per share for aggregate gross proceeds of $23,069,000. The Company paid $1,240,685 in brokers' fee and $661,941 for various other expenses (mostly legal and filing fees) in connection with this public bought deal and the filing of a base shelf prospectus in August 2020.

In December 2020, the Company established an At-The-Market ("ATM") offering and filed a prospectus supplement on December 30, 2020. In the second quarter of 2021, the Company issued its first shares under the ATM.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Equity Incentive Awards

The Company has an equity incentive plan ("the Equity Incentive Plan") whereby the Company's Board of Directors, within its sole discretion, can grant to directors, officers, employees and consultants, stock options to purchase shares of the Company, restricted share units ("RSU") and deferred share units ("DSU") (together the "Awards"). The Equity Incentive Plan provides for the issuance of Awards to acquire up to 10% of the Company's issued and outstanding capital. The Equity Incentive Plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of Awards will increase as the Company's issued and outstanding share capital increases. As at December 31, 2022, the Company had 3,062,794 (December 31, 2021 - 77,096) awards available for issuance.

In addition, the aggregate number of shares that may be issued and issuable under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangements, as applicable):

(a) to any one participant, within any one-year period shall not exceed 5% of the Company's outstanding issue, unless the Company has received disinterested shareholder approval;

(b) to any one consultant (who is not otherwise an eligible director), within a one-year period shall not exceed 2% of the Company's outstanding issue;

(c) to eligible persons (as a group) retained to provide investor relations activities, within a one-year period shall not exceed 2% of the Company's outstanding issue;

(d) to insiders (as a group) shall not exceed 10% of the Company's outstanding issue from time to time;

(e) to insiders (as a group) within any one-year period shall not exceed 10% of the Company's outstanding issue; and

(f) to any one insider and his or her associates or affiliates within any one-year period shall not exceed 5% of the Company's outstanding issue from time to time.

In no event will the number of shares that may be issued to any one participant pursuant to Awards under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangement, as applicable) exceed 5% of the Company's outstanding issue from time to time.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Stock Options

A summary of the changes in stock options for the years ended December 31, 2022, 2021, and 2020 is as follows:

	Options	December 31, 2022 Weighted Average Exercise Price	Options	December 31, 2021 Weighted Average Exercise Price	Options	December 31, 2020 Weighted Average Exercise Price
Outstanding at the beginning of year	5,093,283	$2.11	4,816,029	$2.08	4,373,300	$1.96
Granted	75,250	0.64	491,510	2.31	450,729	3.23
Exercised	-	-	(193,066)	1.94*	-	-
Forfeited/Expired	(1,471,600)	1.96	(21,190)	2.37	(8,000)	2.18
Outstanding at the end of year	3,696,933	$2.14	5,093,283	$2.11	4,816,029	$2.08

*The weighted average share price on the date stock options were exercised during the year ended December 31, 2021 was $3.37.

The following table provides additional information about outstanding stock options as December 31, 2022:

	No. of options outstanding	Weighted average remaining life (Years)	Exercise price	No. of options currently exercisable	Expiration date
	90,000		$2.60	90,000	February 1, 2023*
	100,000		$2.30	100,000	February 28, 2023*
	60,000		$1.68	60,000	August 29, 2023
	40,000		$1.65	40,000	September 10, 2023
	731,400		$1.51	731,400	November 23, 2023
	100,000		$1.50	100,000	December 13, 2023
	40,000		$1.64	40,000	January 11, 2024
	50,000		$1.62	50,000	January 16, 2024
	100,000		$2.47	100,000	September 16, 2024
	1,370,567		$2.18	1,370,567	December 17, 2024
	80,000		$1.40	53,334	March 16, 2025
	40,000		$3.39	26,667	September 22, 2025
	40,000		$3.33	26,667	October 5, 2025
	288,206		$3.70	221,304	December 15, 2025
	100,000		$3.38	66,667	February 24, 2026
	391,510		$2.04	174,504	December 16, 2026
	75,250		$0.64	-	December 15, 2027
Total	3,696,933	1.97	$2.14	3,251,110

*Those stock options expired unexercised subsequent to year-end (see Note 21).

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Stock Options (continued)

The following table provides additional information about outstanding stock options as December 31, 2021:

	No. of options outstanding	Weighted average remaining life (Years)	Exercise price	No. of options currently exercisable	Expiration date
	1,461,600		$1.96	1,461,600	November 3, 2022
	90,000		$2.60	90,000	February 1, 2023
	100,000		$2.30	100,000	February 28, 2023
	60,000		$1.68	60,000	August 29, 2023
	40,000		$1.65	40,000	September 10, 2023
	731,400		$1.51	731,400	November 23, 2023
	100,000		$1.50	100,000	December 13, 2023
	40,000		$1.64	26,667	January 11, 2024
	50,000		$1.62	33,333	January 16, 2024
	100,000		$2.47	100,000	September 16, 2024
	1,380,567		$2.18	1,057,935	December 17, 2024
	80,000		$1.40	26,666	March 16, 2025
	40,000		$3.39	13,333	September 22, 2025
	40,000		$3.33	13,333	October 5, 2025
	288,206		$3.70	125,235	December 15, 2025
	100,000		$3.38	33,333	February 24, 2026
	391,510		$2.04	43,998	December 16, 2026
Total	5,093,283	2.32	$2.11	4,056,833

The following table provides additional information about outstanding stock options as December 31, 2020:

	No. of options outstanding	Weighted average remaining life (Years)	Exercise price US$	Exercise price C$	No. of options currently exercisable	Expiration date
	1,606,000		$1.96	$2.50	1,606,000	November 3, 2022
	90,000		$2.60	$3.20	60,000	February 1, 2023
	100,000		$2.30	$2.95	100,000	February 28, 2023
	90,000		$1.68	$2.18	60,000	August 29, 2023
	40,000		$1.65	$2.18	26,667	September 10, 2023
	731,400		$1.51	$2.00	540,933	November 23, 2023
	100,000		$1.50	$2.00	100,000	December 13, 2023
	40,000		$1.64	$2.18	13,333	January 11, 2024
	50,000		$1.62	$2.15	16,667	January 16, 2024
	100,000		$2.47	$3.28	66,667	September 16, 2024
	1,417,900		$2.18	$2.88	611,297	December 17, 2024
	80,000		$1.40	$1.95	-	March 16, 2025
	40,000		$3.39	$4.51	-	September 22, 2025
	40,000		$3.33	$4.42	-	October 5, 2025
	290,729		$3.70	$4.71	29,165	December 15, 2025
Total	4,816,029	3.02	$2.08	$2.70	3,230,729

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Share-based payments - stock options

A summary of the changes in the Company's reserve for share-based payments related to the stock options for the years ended December 31, 2022, 2021, and 2020 is set out below:

	December 31, 2022	December 31, 2021	December 31, 2020
Balance at beginning of year	$5,470,552	$4,767,433	$3,415,790
Share-based payments - options	431,884	932,333	1,351,643
Share-based payments - options exercised	-	(229,214)	-
Balance at the end of year	$5,902,436	$5,470,552	$4,767,433

Total share-based payments related to the stock options included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the year ended December 31, 2022 was $431,884 (December 31, 2021 - $932,333; December 31, 2020 - $1,351,643).

On December 15, 2022, the Company granted 75,250 options to its employees and contractors, at an exercise price of $0.64 per option, with the expiry date December 15, 2027. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $22,366, to be amortized over the options vesting period.

During the year ended December 31, 2021, 193,066 stock options were exercised for total gross proceeds of $376,153, and 21,190 stock options were canceled.

On December 16, 2021, the Company granted 391,510 options to its directors, officers, employees, and contractors, at an exercise price of $2.04 per option, with the expiry date December 16, 2026. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $312,921, to be amortized over the options vesting period.

On February 24, 2021, the Company granted 100,000 options to its new director, at an exercise price of $3.38 per option, with the expiry date February 24, 2026. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $127,797, to be amortized over the options vesting period.

On December 15, 2020, the Company granted 290,729 options to its directors, officers, and contractors, at an exercise price of $3.70 per option, with the expiry date December 15, 2025. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $391,614, to be amortized over the options vesting period.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Share-based payments - stock options (continued)

On October 5, 2020, the Company granted 40,000 options to a new employee, at an exercise price of $3.33 per option, with the expiry date October 5, 2025. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $71,606, to be amortized over the options vesting period.

On September 22, 2020, the Company granted 40,000 options to a new employee, at an exercise price of $3.39 per option, with the expiry date September 22, 2025. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $73,349, to be amortized over the options vesting period.

On March 16, 2020, the Company granted 80,000 options to two new employees, at an exercise price of $1.40 per option, with the expiry date March 16, 2025. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $57,293, to be amortized over the options vesting period.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the years ended December 31, 2022, 2021, and 2020:

	December 31, 2022	December 31, 2021	December 31, 2020
Dividend rate	0%	0%	0%
Expected annualized volatility	58.07%	51.73% - 51.81%	52.83% - 66.33%
Risk free interest rate	3.08%	0.53% - 1.12%	0.33% - 0.63%
Expected life of options	3.5 yr	3.5 yr	3.5yr - 5yr
Weighted average of strike price of options granted	$0.64	$2.31	$3.23

Restricted Share Units

Restricted share units are the equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant and vest in equal installments annually over three years. The aggregate maximum number of shares available for issuance from treasury underlying restricted share units under the Equity Incentive Plan was increased in the current period from 1,200,000 to 2,000,000 shares. These units are exercisable into one common share once vested, for no additional consideration. They can be redeemed in cash, at the Company's discretion.

A summary of the changes in restricted share units for the years ended December 31, 2022, 2021, and 2020 is as follows:

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Restricted Share Units (continued)

	Restricted share units	Weighted average grant date FV
Outstanding at beginning of year	-	$-
Granted	358,203	$3.70
Outstanding, December 31, 2020	358,203	$3.70
Vested - shares issued	(80,676)	$3.70
Vested - cash redemption (no shares issued)	(18,550)	$3.70
Forfeited/Expired	(16,859)	$3.70
Granted	488,856	$2.08
Outstanding, December 31, 2021*	730,974	$2.81
Vested - share issued	(171,871)	$2.70
Vested - cash redemption (no shares issued)	(51,867)	$2.70
Forfeited/Expired	(30,371)	$2.16
Granted	253,251	$0.64
Outstanding, December 31, 2022**	730,116	$2.24

*Included in the outstanding RSUs are 18,667 vested RSUs for which the settlement has been deferred.

**Included in the outstanding RSUs are 43,667 vested RSUs for which the settlement has been deferred in 2022 and 18,667 vested RSUs for which settlement has been deferred in 2021.

Share-based payments - restricted share units

A summary of the changes in the Company's reserve for share-based payments related to the restricted share units for the years ended December 31, 2022, 2021, and 2020 is set out below:

	December 31, 2022	December 31, 2021	December 31, 2020
Balance at beginning of year	$528,810	$35,020	$-
Share-based payments - RSUs	871,875	837,858	35,020
Share-based payments - RSUs vested	(502,222)	(344,068)	-
Balance at the end of year	$898,463	$528,810	$35,020

Total share-based payments related to the restricted share units included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the year ended December 31, 2022 was $871,875 (December 31, 2021 - $837,858; December 31, 2020 - $35,020).

During the current year ended December 31, 2022, a total of 267,405 RSUs vested (including 43,667 RSUs for which the settlement was deferred to future years) and 30,371 RSUs were canceled.

On December 15, 2022, the Company granted 253,251 RSUs to its employees. The share-based payment related to these units was calculated as $169,318, to be amortized over the unit three-year vesting period.

During the year ended December 31, 2021, a total of 117,893 RSUs vested (including 18,667 RSUs for which the settlement was deferred to future years) and 16,859 RSUs were canceled.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Share-based payments - restricted share units (continued)

On December 16, 2021, the Company granted 488,856 RSUs to its officers and employees. The share-based payment related to these units was calculated as $1,037,359, to be amortized over the unit three-year vesting period.

On December 15, 2020, the Company granted 358,203 RSUs to its officers and employees. The share-based payment related to these units was calculated as $1,257,695, to be amortized over the unit three-year vesting period.

Deferred Share Units

Deferred share units are equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant. DSUs granted before Q4 2021 vested immediately. DSUs granted from Q4 2021 onward will vest one year post grant. The aggregate maximum number of shares available for issuance from treasury underlying deferred share units under the Equity Incentive Plan was increased in the current period from 400,000 to 1,000,000 shares. These units are exercisable into one common share during the period commencing on the business day immediately following the retirement date and ending on the ninetieth day following the retirement date providing a written redemption notice to the Company, for no additional consideration. In the event a participant resigns or is otherwise no longer an eligible participant during the year, then any grant of DSUs that are intended to cover such year, the participant will only be entitled to a pro-rated DSU payment. These units can be redeemed in cash, at the Company's discretion.

A summary of the changes in deferred share units for the years ended December 31, 2022, 2021, and 2020 is as follows:

	Deferred share units	Weighted average grant date FV	Vested	Not vested
Outstanding at beginning of year	-	$-	-	-
Granted	87,500	$3.70	87,500	-
Outstanding, December 31, 2020	87,500	$3.70	87,500	-
Granted	228,168	$2.17	21,517	206,651
Outstanding, December 31, 2021	315,668	$2.61	109,017	206,651
Granted	170,858	$0.72	-	170,858
Vested (granted in 2021)	-	$2.17	206,651	(206,651)
Outstanding, December 31, 2022	486,526	$1.89	315,668	170,858

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Share-based payments - deferred share units

A summary of the changes in the Company's reserve for share-based payments related to the deferred share units for the years ended December 31, 2022, 2021, and 2020 is set out below:

	December 31, 2022	December 30, 2021	December 30, 2020
Balance at beginning of year	$400,117	$307,223	$-
Share-based payments - DSUs	438,752	92,894	307,223
Balance at the end of year	$838,869	$400,117	$307,223

Total share-based payments related to the deferred share units included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the year ended December 31, 2022 was $438,752 (December 31, 2021 - $92,894; December 31, 2020 - $307,223).

In the current year ended December 31, 2022, the Company issued 170,858 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. These DSUs will vest 12 months post grant. The share-based payment related to these DSUs was calculated as $123,774, to be amortized over 12 months.

In the year ended December 31, 2021, the Company issued 30,168 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of each quarter. DSUs granted in the previous periods vested in full at the grant date. DSUs granted in December 2021 will vest 12 months post grant. The share-based payment related to these DSUs was calculated as $75,086, to be amortized over 12 months.

On December 16, 2021, the Company granted 198,000 DSUs to its directors, and these units will vest in 12 months. The total share-based payment related to these DSUs was calculated as $420,159, to be amortized over 12 months.

On December 15, 2020, the Company granted 87,500 DSUs to its directors and these units vested in full at the grant date. The share-based payment related to these DSUs was calculated as $307,223, expensed on December 15, 2020.

Share-based payments - summary

A summary of the changes in the Company's reserve for all share-based payment arrangements for the years ended December 31, 2022, 2021, and 2020 is set out below:

	December 31, 2022	December 31, 2021	December 31, 2020
Balance at beginning of year	$6,399,479	$5,109,676	$3,415,790
Share-based payments - options	431,884	932,333	1,351,643
Share-based payments - RSUs	871,875	837,858	35,020
Share-based payments - DSUs	438,752	92,894	307,223
Options exercised	-	(229,214)	-
RSUs vested	(502,222)	(344,068)	-
Balance at the end of year	$7,639,768	$6,399,479	$5,109,676

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Share-based payments - summary (continued)

Total share-based payments related to the stock options, RSUs, and DSUs included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the year ended December 31, 2022 was $1,742,511 (December 31, 2021 - $1,863,085; December 31, 2020 - $1,693,886).
19. CURRENT AND DEFERRED TAX

The Company reported current and deferred tax expense of $Nil during the year ended December 31, 2022 in the consolidated statements of operations and comprehensive loss.

The income tax expense differs from that computed by applying the applicable Canadian federal and provincial statutory rates before taxes as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Income/(loss) before income taxes	$(19,807,021)	$(32,933,645)	$(20,249,424)
Applicable statutory rate	27.00%	27.00%	27.00%
Income tax expense at statutory rate	(5,347,895)	(8,892,084)	(5,467,344)
Increase/(decrease) attributable to:
Change in deferred tax assets not
recognized	4,575,777	7,754,853	4,924,616
Change in tax rate	127,884	478,929	-
Rate differential due to foreign operation	193,084	145,053	78,587
Share-based compensation	470,478	503,033	457,349
Non-deductible items	(19,328)	10,216	6,792
Income tax expense	$-	$-	$-
Effective tax rate	0%	0%	0%

In the consolidated statements of financial position, deferred tax assets and liabilities have been offset where they relate to income taxes within the same taxation jurisdiction and where the Company has the legal right and intent to offset. The composition of deferred tax assets (liabilities) recognized in the consolidated statements of financial position is as follows:

	December 31, 2022	December 31, 2021
Exploration and evaluation assets	$(43,780)	$(570,951)
Non-capital losses	962,254	88,877
Right-of-use assets	(219,198)	(198,136)
Convertible debt facility – liability component	(485,744)	-
Unrealized foreign exchange gains	(316,644)	-
Reclamation and remediation liability	-	482,702
Other	103,112	197,508
Total	$-	$-

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

19. CURRENT AND DEFERRED TAX (continued)

Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets such that they have not been recognized. The tax benefits not recognized reflect management's assessment regarding the future realization of Canadian and foreign tax assets and estimates of future earnings and taxable income in these jurisdictions as of December 31, 2022.

The amounts of deductible temporary differences and unused tax losses for which the Company has not recognized a deferred tax asset in the consolidated statements of financial position are as follows:

	December 31, 2022	December 31, 2021
Exploration and evaluation assets	$19,017,262	$-
Non-capital losses	53,311,766	42,685,976
Share-issuance costs	2,903,829	3,444,913
Reclamation and remediation liability	25,531,109	39,590,952
Finance leases	708,798	362,164
Unrealized foreign exchange losses	1,779,123	1,180,161
Charitable contributions	22,583	14,277
Convertible debt facility – derivative component	1,503,854	-
Total temporary differences and losses for which no deferred tax asset is recognized	$104,778,324	$87,278,443

As of December 31, 2022, and included in the above table, the Company and its subsidiaries had available Canadian non-capital loss carry forwards of approximately $16,929,000(CAD$22,928,700) which expire between the years 2037 and 2042 for which no deferred tax asset has been recognized and U.S. net operating loss carry forwards of approximately $886,500 which expire in 2037 and approximately $35,496,300 without expiration for which no deferred tax asset has been recognized.

20. NET LOSS PER SHARE

	December 31, 2022	December 31, 2021	December 31, 2020
Net loss for the year	$(19,807,021)	$(32,933,645)	$(20,249,424)
Basic weighted average numbers of share outstanding (000's)	69,499	57,032	49,844
Diluted weighted average numbers of shares outstanding (000's)	69,499	57,032	49,844
Loss per share:
Basic	$(0.29)	$(0.58)	$(0.41)
Diluted*	$(0.29)	$(0.58)	$(0.41)

*Basic loss per share is computed by dividing net loss (the numerator) by the weighted average number of outstanding common shares for the period (the denominator). Options, RSUs, and DSUs outstanding have been excluded from computing diluted loss per share because they are anti-dilutive or not in the money.

Integra Resources Corp
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021
(Expressed in US Dollars)

21. SUBSEQUENT EVENTS

  On January 10, 2023, the Company granted 479,760 stock options at an exercise price of $0.65 (CAD$0.87) per option, with the expiry date January 10, 2028, 290,310 RSUs, and 247,500 DSUs to its employees, directors, and officers, according to the Company's Equity Incentive Plan.
  In February 2023, 90,000 stock options at an exercise price of $2.60 (CAD$3.20) and 100,000 stock options at an exercise price of $2.30 (CAD$2.95) expired unexercised.
  The Company announced on February 27, 2023 that it has entered into an arm's length definitive agreement dated February 26, 2023 for an at-market merger with Millennial Precious Metals Corp ("Millennial") pursuant to which Integra and Millennial have agreed to combine their respective companies by way of a court-approved plan of arrangement (the "Transaction"). Under the terms of the Transaction, Millennial shareholders will receive 0.23 of a common share of Integra for each Millennial common share held. The transaction is expected to close in early May 2023.
  The Company announced on February 27, 2023 on bought deal private placement of up to CAD$24.5 million at CAD$0.70 per subscription receipt (the "Issue Price"). The financing closed on March 16, 2023 and 35,000,000 subscription receipts were issued. The subscription receipts will be exchanged for Integra shares contemporaneously on close of the Transaction described above. Funds will only be released to Integra upon issuance of the shares.  The Company announced on February 27, 2023 a non-brokered private placement of CAD$10.5 million with Wheaton Precious Metals ("Wheaton") at CAD$0.70 per subscription receipt. The financing closed on March 16, 2023 and 15,000,000 subscription receipts were issued to Wheaton. The subscription receipts will be exchanged for Integra shares contemporaneously on close of the Transaction described above. Funds will only be released to Integra upon issuance of the shares.  On the closing date of the Brokered Offering, the Company paid to the Underwriters CAD$0.3 million, representing 25% of the Underwriters’ commission, together with the Underwriters’ expenses incurred in connection with the Brokered Offering. In the event that the Transaction does not close, these fees will not be refundable.
  The Company announced on February 27, 2023, that, conditional on the closing of the Transaction (as described above), its loan agreement with Beedie Investments Ltd. ("Beedie Capital") will be amended to, among other things, modify the conversion price on the initial advance of US$10 million under the loan agreement to reflect a 35% premium to the Issue Price (as described above) and to increase the effective interest rate from 8.75% to 9.25% per annum.

