Form 20-F
period 2023-12-31
Integra Resources Corp.
filed 2024-03-28
CIK 1722387

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Jason Kosec, President & CEO, 1-604-416-0576, info@integraresources.com, 1050-400 Burrard Street, Vancouver, BC, Canada V6C 3A6

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

68,871,437 ("Common Shares" or "shares")

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

Forward-looking statements relate, but are not limited, to: the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves, if and when mineral resources and reserves are estimated; the realization of mineral resource and reserve estimates, if and when mineral resources and reserves are estimated; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company's mineral properties and project portfolios including, but not limited to, exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; timing and completion of technical reports; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold and silver remaining at levels that render mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; the ability to realize on the mineral resource and reserve estimates, if and when mineral resources and reserves are estimated; the legislative, regulatory and community environments in the jurisdictions where the Company operates; and budgets and estimates of capital and operating costs. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) access to additional capital; (ii) uncertainty and variations in the estimation of mineral resources and reserves, if and when mineral resources and reserves are estimated; (iii) health, safety and environmental risks; (iv) success of exploration, development and operations activities; (v) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (vi) delays in getting access from surface rights owners; (vii) the fluctuating price of gold and silver; (viii) assessments by taxation authorities; (ix) uncertainties related to title to mineral properties; (x) the Company's ability to identify, complete and successfully integrate acquisitions; and (xi) volatility in the market price of Company's securities. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  See the section entitled "Risk Factors" below for additional risk factors that could cause results to differ materially from forward-looking statements.

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

INFORMATION REGARDING MINERAL INFORMATION

On October 31, 2018, the United States Securities and Exchange Commission ("SEC") adopted Subpart 1300 of Regulation S-K ("Regulation S-K 1300") along with the amendments to related rules and guidance in order to modernize the property disclosure requirements for mining registrants under the Securities Act and the Securities Exchange Act. Registrants engaged in mining operations must comply with Regulation S-K 1300 for the first fiscal year beginning on or after January 1, 2021. Accordingly, the Company is providing disclosure in compliance with Regulation S-K 1300 for its fiscal year ended December 31, 2023, although the Company has not determined the existence of mineral resources or reserves pursuant to Regulation S-K 1300.

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

NON-IFRS FINANCIAL INFORMATION

This Annual Report contains financial statements of the Company prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). In addition, this Annual Report also contains non-IFRS financial measures ("Non-IFRS Measures") including "cash cost", "all-in sustaining cost", and "free cash flow" as we believe these are useful metrics for measuring our performance. However, these Non-IFRS Measures do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS.

Cash Costs

Cash costs include site operating costs (mining, processing, site G&A), refinery costs and royalties.  While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

All-In Sustaining Cost ("AISC")

Site level AISC include cash costs and sustaining capital but excludes head office G&A and exploration expenses.  The Company believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from current operations.

Free Cash Flow

Free cash flows are revenues net of operating costs, royalties, capital expenditures and cash taxes.  The Company believes that this measure is useful to the external users in assessing the Company's ability to generate cash flows from the Company's projects.

Working Capital

The Company has included a non-IFRS measure for "working capital" in this Annual Report to supplement its financial statements, which are presented in accordance with IFRS. The Company believes that this measure provides investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 - KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Resource exploration and development is a speculative business and involves a high degree of risk, which may result in the Company not receiving adequate return on invested capital

Resource exploration and development is a speculative business and involves a high degree of risk.  There is no certainty that the expenditures to be made by Integra in the exploration of the Company's mineral properties or otherwise will result in discoveries of commercial quantities of minerals.  The marketability of natural resources which may be acquired or discovered by Integra will be affected by numerous factors beyond the control of Integra. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Integra not receiving an adequate return on invested capital.

Financing Risks

Integra will require additional funding to conduct future exploration programs on the Company's mineral properties and to conduct other exploration programs. If Integra's current exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it into commercial production.  In addition, Integra has fixed payment obligations but no source of revenue.  The Company's mineral properties require reclamation work of approximately $1,500,000 per year for the foreseeable future, though this number is expected to decrease over time, all of which will need to be funded by Integra from available cash.  The Company has limited financial resources and no operating revenue.  The only sources of future funds presently available to Integra are the sale of equity capital, or the offering by Integra of an interest in its properties.  There is no assurance that any such funds will be available to Integra on acceptable terms, on a timely basis or at all.  Failure to obtain additional financing on a timely basis could cause Integra to reduce or terminate its proposed operations and otherwise could have a material adverse effect on its business.

Going Concern Risks

The Company's ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company's ability to continue exploration and, if applicable, development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company's estimates. The amounts attributed to the Company's mineral properties in the Company's consolidated financial statements represent acquisition costs and should not be taken to represent realizable value. The Company will require additional financing for the upcoming financial year in order to maintain its operations and exploration activities. Management has applied judgment in the assessment of the Company's ability to continue as a going concern, considering all available information, and concluded that the going concern assumption is appropriate for a period of at least twelve months following the date of this Annual Report.

Volatility of Commodity Prices

The development of the Company's mineral properties is dependent on the future prices of gold and silver.  As well, should any of the Company's mineral properties eventually enter commercial production, the Company's profitability will be significantly affected by changes in the market prices of gold and silver. Precious metals prices are subject to volatile price movements, which can be material and occur over short periods of time and which are affected by numerous factors, all of which are beyond the Company's control. Such factors include, but are not limited to, interest and exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, speculative trading, the costs of and levels of precious metals production, and political and economic conditions. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, the strength of and confidence in the U.S. dollar (the currency in which the prices of precious metals are generally quoted) and political developments. The effect of these factors on the prices of precious metals, and therefore the economic viability of the Company's mineral properties, cannot be accurately determined. The prices of gold and silver have historically fluctuated widely, and future price declines could cause the development of (and any future commercial production from) the Company's mineral properties to be impracticable or uneconomic. As such, the Company may determine that it is not economically feasible to commence commercial production, which could have a material adverse impact on the Company's financial performance and results of operations. In such a circumstance, the Company may also curtail or suspend some or all of its exploration activities.

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

No History of Earnings

Integra has no history of earnings or of a return on investment, and there is no assurance that the Company's mineral properties or any other property or business that Integra may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future.  Integra has no capacity to pay dividends at this time and no plans to pay dividends for the foreseeable future.

No Revenue and Negative Cash Flow

The Company has negative cash flow from operating activities and does not currently generate any revenue. The Company has not commenced development or commercial production on any property. There can be no assurance that significant losses will not occur in the near future or that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as a result of the consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's properties. The Company expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Company's properties will require the commitment of substantial resources to conduct time consuming exploration and development. There can be no assurance that the Company will ever generate positive operating cash flow or achieve profitability.

Completion of Subsequent Advances

The obligation of Beedie Capital to fund advances to the Company under the Convertible Facility is subject to prior satisfaction of conditions by the Company. The Company must satisfy certain conditions in order to draw down on subsequent advances. A failure to obtain Subsequent Advances in a timely manner as contemplated by the Company, whether in terms of its ability to meet relevant conditions or otherwise, may also be highly disruptive to the Company and the execution of its business plans.

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

The terms of the loan require the Company to satisfy various positive and negative covenants. These covenants require the Company to, among other things, maintain certain levels of cash or cash equivalents, obtain approvals from Beedie Capital of annual operating budgets, and obtain prior approval from Beedie Capital of certain deviations from approved budgets. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants would likely result in an event of default under the loan and would allow Beedie Capital to accelerate the debt, which could materially and adversely affect the Company's business, financial condition and results of operations.

The Wheaton Royalty

The obligation of Wheaton Cayman to pay the second installment under the Wheaton Royalty Agreement to the Company is subject to prior satisfaction of certain conditions or the waiver of such conditions by Wheaton Cayman. To the extent that the Company is unable to satisfy or coordinate the satisfaction of any of these conditions, or Wheaton Cayman does not waive performance of these conditions, or otherwise does not pay the second installment under the Wheaton Royalty Agreement to the Company, the Company will be deprived of such anticipated funding. A failure to receive such funding will be highly disruptive to the Company and will result in a substantially reduced scope of business operations under a more modest business plan.

Liquidity and Capital Resources

Historically, capital requirements have been primarily funded through the sale of Common Shares or other securities of the Company. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Company's mineral properties, the state of debt and equity markets, and investor perceptions and expectations of the global minerals markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company. Based on the amount of funding raised, the Company's planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

Environmental Risks and Other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations, including any proposed development of the Company's mineral properties, will require the submission and approval of environmental impact assessments.  Environmental legislation is evolving to stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has potential to reduce the profitability of operations.

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

Permitting

Integra's mineral property interests are subject to receiving and maintaining permits from appropriate governmental authorities.  In particular, prior to any development of the Company's mineral properties, Integra will need to receive numerous permits from appropriate governmental authorities including those relating to mining operations, occupational health, toxic substances, waste disposal, safety, environmental protection, land use and others.  There is no assurance that the Company will be able to obtain all necessary renewals of existing permits, additional permits for any possible future developments or changes to operations or additional permits associated with new legislation.  Further, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing activities to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions.

Title

The acquisition of title to resource properties in the part of western United States where the Company's mineral properties are located is a very detailed and time-consuming process. No assurances can be given that there are no title defects affecting the properties in which Integra has an interest. The Company's mineral properties include areas with prospective exploration potential that lie on unpatented mining claims with a lengthy history of prior ownership and operations. The Company's mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Other parties may dispute title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by indigenous people. Title may also be affected by undetected encumbrances or defects or governmental actions. Integra has not conducted surveys of the Company's mineral properties and the precise area and location of claims and other mineral rights may be challenged. Integra may not be able to register rights and interests it acquires against title to applicable mineral properties. An inability to register such rights and interests may limit or severely restrict Integra's ability to enforce such acquired rights and interests against third parties or may render certain agreements entered into by Integra invalid, unenforceable, uneconomic, unsatisfied or ambiguous, the effect of which may cause financial results yielded to differ materially from those anticipated. Although Integra believes it has taken reasonable measures to ensure proper title to the Company's mineral properties, there is no guarantee that such title will not be challenged or impaired.

The Company's mineral properties are also subject to annual compliance with assessment work and/or fee requirements, property taxes, lease payments and other contractual payments and obligations. Any failure to make such payments or comply with such requirements or obligations could result in the loss of all or a portion of the Company's interest in their mineral properties.

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

Community Relationships

The Company's relationships with the community in which it operates are critical to ensure the future success of its existing operations and the construction and development of the Company's mineral properties. While the Company is committed to operating in a socially responsible manner, there is no guarantee that its efforts will be successful, in which case interventions by third parties could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.

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

The Company's Growth, Future Profitability and Ability to Obtain Financing may be Impacted by Global Financial Conditions

In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises.  A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, material changes in the price of oil and other commodities, the volatility of metal prices, governmental policies, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets, and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company's operations and financial condition could be materially adversely affected.

A Cybersecurity Incident Could Adversely Affect the Company's Ability to Operate its Business

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

Management has evaluated the effectiveness of the design and operation of the Company's disclosure controls as of December 31, 2023 and concluded that the disclosure controls and procedures were effective.

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

Management has evaluated the effectiveness of the internal controls over financial reporting as of December 31, 2023 and concluded that those controls were effective.

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

There were no changes in internal controls of the Company during the year-ended December 31, 2023 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

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

The SEC's adoption of the "Modernization of Property Disclosures for Mining Registrants," as codified in Subpart 1300 of Regulation S-K 1300, has created new disclosure requirements for Mineral Reserves and Mineral Resources that could result in increased compliance costs for the Company and could create ambiguity for issuers required to comply with both the requirements of Regulation S-K 1300 and NI 43-101.

SEC Industry Guide 7 has been rescinded and replaced by Regulation S-K 1300, which requires SEC reporting companies that are not eligible to use the MJDS to disclose specific information related to its material mining operations, including with particularity its mineral resources and mineral reserves. While Regulation S-K 1300 is substantively the same as National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") (with the primary difference being NI 43-101's required format, a matter on which Regulation S-K 1300 is silent), the regulatory changes nonetheless would require the Company to update its existing technical reports to disclose mineral reserves and mineral resources, which would result in the Company incurring substantial costs if the Company undertook such updates. The Company has not prepared a technical summary in compliance with Regulation S-K 1300 and there has been little guidance as to the acceptability of such an approach by the SEC with respect to issuers required to comply with both the requirements of Regulation S-K 1300 and NI 43-101. The Company cannot predict the nature of any future enforcement, interpretation, application or potential costs of Regulation S-K 1300. Any further revisions to, or interpretations of, Regulation S-K 1300 or NI 43-101 could result in the Company incurring unforeseen costs associated with compliance, including in relation to its NI 43-101 disclosure.

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

The Company may be a ''passive foreign investment company'' ("PFIC"), which may have adverse U.S. federal income tax consequences for U.S. investors

The Company believes that it was classified as a PFIC for its most recently completed tax year and, based on current business plans and financial expectations, the Company believes that it may be a PFIC for its current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. taxpayer's holding period of Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called ''excess distribution'' received on its Common Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). Subject to certain limitations, such elections may be made with respect to the Common Shares.  A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts with respect to the Common Shares. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading ''Certain United States Federal Income Tax Considerations - Passive Foreign Investment Company Rules.'' Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

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

In addition, the Inflation Reduction Act of 2022 includes provisions that impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that is imposed on the corporation purchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or holders of the Common Shares.

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

On May 4, 2023, the Company completed an at-market merger with Millennial Precious Metals Corp ("Millennial"). As a result of the transaction, Millennial became a wholly owned subsidiary of Integra. Certain warrants exercisable to acquire Common Shares, which were assumed by the Company on close of the transaction, trade on the TSX-V under the symbol "MPM.WT".

On May 26, 2023, Integra effected a 2.5 to 1 consolidation of its Common Shares (the "Consolidation").

The Company's principal office is 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6, (604) 416-0576 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8, (604) 691-6100. The Company's registered agent is CT Corporation located at 1015 15th Street N.W., Suite 1000, Washington, DC 20005, (202) 572-3133.

Integra is a mineral resources company engaged in the acquisition and exploration of mineral properties in the Americas. The Company is an exploration stage company as its properties have no known mineral resources or reserves in accordance with Regulation S-K 1300. The Company is focused on the advancement of its DeLamar gold and silver project (the "DeLamar Project"), consisting of the neighboring DeLamar Deposit and Florida Mountain Deposit in south western Idaho and the advancement of its Nevada North gold and silver project (the "Nevada North Project"), consisting of the Wildcat Deposit and Mountain View Deposit in western Nevada.

Events that influenced the general development of the business since the beginning of the last fiscal year are described below:

Corporate

Millennial Transaction

On February 27, 2023, the Company announced that it had entered into an arm's length definitive arrangement agreement dated February 26, 2023 (the "Arrangement Agreement") for an at-market merger with Millennial pursuant to which Integra would acquire all of the issued and outstanding shares of Millennial by way of a court-approved plan of arrangement under the BCBCA (the "Millennial Transaction").  The Millennial Transaction was approved by Millennial's shareholders on April 26, 2023 and subsequently closed on May 4, 2023.

In connection with closing of the Millennial Transaction, the Company reorganized its management team and board of directors (the "Board"). Jason Kosec, former Director, President and CEO of Millennial, was appointed Director, President and CEO of Integra. George Salamis, former Director, President and CEO of Integra was appointed Executive Chair, Stephen de Jong stepped down from Integra's Chair position, but remained on the Board as Lead Director. David Awram stepped down from the Board but remains an advisor to the Company. Sara Heston and Eric Tremblay were appointed to the Board. Timo Jauristo, Anna Ladd-Kruger, C.L. "Butch" Otter and Carolyn Clark Loder remained on the Board. Former Chief Geologist and Director of Millennial, Ruben Padilla, serves as a technical advisor to Integra. E. Max Baker transitioned from the role of Vice President Exploration to Chief Geologist of the Company. Raphael Dutaut, former Vice President Exploration of Millennial, joined Integra as Vice President Exploration. Jason Banducci, former Vice President Corporate Development of Millennial, joined Integra as Vice President Corporate Development. The Board is now comprised of seven independent directors, of which three are female, and two non-independent directors.

On December 20, 2023, the Company announced that Tim Arnold, the Company's Chief Operating Officer would retire from the Company at the end of 2023. The Company also announced the appointment of Scott Olsen to Vice President, Engineering - Processing and Infrastructure.

Financings

Concurrent with the announcement of the Millennial Transaction, the Company announced that it had entered into an agreement with Raymond James Ltd., BMO Capital Markets and Cormark Securities Inc., as joint bookrunners (collectively, the "Underwriters"), in connection with a bought deal private placement of subscription receipts (each, a "2023 Subscription Receipt"). On March 16, 2023, the Company and the Underwriters completed the sale of 14,000,000 post-Consolidation 2023 Subscription Receipts at a price of C$1.75 per post-Consolidation 2023 Subscription Receipt (the "Issue Price") for gross proceeds of C$24.5 million (the "2023 Brokered Offering"). Each 2023 Subscription Receipt represented the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Millennial Transaction other than the issuance of the Common Shares to shareholders of Millennial) (the "Escrow Release Conditions"), without payment of additional consideration, one Common Share, subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement dated March 16, 2023 (the "2023 Subscription Receipt Agreement") as among the Company, TSX Trust Company as 2023 Subscription Receipt agent, the Underwriters and Wheaton Precious Metals Corp. ("Wheaton") - see Non-Brokered Offering section below.

The Escrow Release Conditions were met on May 4, 2023 and as a result, Integra issued 14,000,000 post-Consolidation Common Shares and received gross proceeds of C$24.5 million.

Non-Brokered Offering

Concurrent with the announcement of the Millennial Transaction, the Company announced that it had entered into an agreement with Wheaton, and a wholly-owned subsidiary of Wheaton, pursuant to which Wheaton agreed to purchase the lesser of: (a) C$15 million of 2023 Subscription Receipts at the Issue Price; (b) such number of 2023 Subscription Receipts that will result in Wheaton owning 9.9% of the issued and outstanding Common Shares (following the completion of the proposed Millennial Transaction and the conversion of the 2023 Subscription Receipts issuable to Wheaton and pursuant to the Brokered Offering); and (c) 30% of the combined 2023 Subscription Receipts to be issued to Wheaton and investors in the Brokered Offering (the "Non-Brokered Offering"). On March 16, 2023, the Company and Wheaton completed the Non-Brokered Offering, resulting in the issuance and sale to Wheaton of 6,000,000 post-Consolidation 2023 Subscription Receipts for aggregate gross proceeds of C$10.5 million.

The Escrow Release Conditions were met on May 4, 2023 and as a result, Integra issued 6,000,000 post-Consolidation Common Shares and received gross proceeds of C$10.5 million.

In connection with the Non-Brokered Offering, the Company entered into an investor rights agreement dated March 16, 2023 (the "IRA") and a right of first refusal agreement dated May 4, 2023 (the "ROFR Agreement") with Wheaton entities providing Wheaton with certain participation rights in future equity offerings by Integra and a right of first refusal on precious metals royalties, streams or pre-pays pertaining to any properties of Integra or its affiliates, including the Millennial properties acquired in the Millennial Transaction, and any properties Integra acquires in the future within a five kilometer radius of the outer perimeter of the foregoing properties or is otherwise acquired in connection with or for the use of the projects held by Integra (including the Millennial properties acquired in the Millennial Transaction).

2024 Offering

On March 13, 2024, the Company announced the completion of its previously announced bought deal public offering, pursuant to which the Company issued a total of 16,611,750 units (the "2024 Units"), including the full exercise of the over-allotment option by the Underwriters (as defined below), at a price of C$0.90 per Unit (the "2024 Offering Price") for aggregate gross proceeds of C$14,950,575 (the "2024 Offering").

Each Unit consists of one common share of the Company and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$1.20 per additional Common Share until March 13, 2027. The Warrants were listed on the TSX-V on March 22, 2024 under the symbol "ITR.WT". The 2024 Offering includes an investment made into Integra from a new strategic corporate entity as well as support from current shareholders Beedie Investments Ltd. and Wheaton Precious Metals Corp.

The 2024 Offering was completed pursuant to an underwriting agreement dated March 7, 2024, entered into among the Company and a syndicate of underwriters led by Cormark Securities Inc., and including BMO Nesbitt Burns Inc., Desjardins Securities Inc., Eight Capital, PI Financial Corp., Raymond James Ltd. and Stifel Nicolaus Canada Inc. (collectively, the "2024 Underwriters") (the "2024 Underwriting Agreement"). The Company paid the 2024 Underwriters a cash fee of 6% of the aggregate gross proceeds of the 2024 Offering, other than in respect of the purchasers on the president's list, for which a cash fee of 3% was paid.

Beedie Capital Credit Facility

Concurrent with the announcement of the Millennial Transaction, the Company announced that the convertible loan agreement dated July 28, 2022 (the "Loan Agreement") with Beedie Investments Ltd. ("Beedie Capital") would be amended pursuant to a first supplemental credit agreement dated February 26, 2023 (the "First Supplemental Credit Agreement") as among Integra, the Integra's subsidiaries and Beedie Capital, to accommodate the assets of Millennial and its subsidiaries, each of which, following the closing of the Millennial Transaction, will be loan parties and provide guarantees and security for the obligations under the Loan Agreement. In addition, on the closing of the Millennial Transaction, the Loan Agreement was amended to, among other things, modify the conversion price on the initial advance of US$10 million under the Loan Agreement to reflect a 35% premium to the Issue Price and to increase the effective interest rate from 8.75% to 9.25% per annum on the loan outstanding, which interest continues to be accrued for the first twenty-four (24) months from the date of the Loan Agreement, payable quarterly either in shares or in cash, at Integra's election (the "Second Supplemental Credit Agreement").

On February 21, 2024, Integra announced that the Company and its subsidiaries, Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc. and DeLamar Mining Company entered into an amendment dated February 20, 2024 (the "Third Supplemental Credit Agreement") to the Loan Agreement with Beedie Capital, pursuant to which, among other items, Beedie Capital consented to the Royalty Transaction and the parties agreed to amend the participation rights afforded to Beedie Capital with respect to future equity financings under the Loan Agreement.

Consolidation

On May 26, 2023, the Company completed the Consolidation.

Acquisition of Nevada Properties

On June 6, 2023, the Company completed the final land payment of US$2.5 million to Clover Nevada LLC, a private company controlled by Waterton Precious Metals Fund II Cayman, LP ("Waterton"), to complete the acquisition of the Wildcat Property, the Mountain View Property, the Ocelot Property, the Dune Property, the Eden Property, and the Marr Property (together, the "Nevada Properties"). Following completion of the final payment, Waterton's deed of trust encumbering the Nevada Properties was released and title now resides with the Integra subsidiaries.

Preliminary Mine Plan of Operations for the DeLamar Project

On December 20, 2023, the Company announced that it had submitted the preliminary Mine Plan of Operations ("MPO") to the U.S. Bureau of Land Management ("BLM") for the DeLamar Project.

Royalty Transaction with Wheaton

On February 21, 2024, the Company announced that through its wholly-owned subsidiary, DeLamar Mining Company, it has entered into a binding agreement with Wheaton Precious Metals (Cayman) Co., a wholly-owned subsidiary of Wheaton (the "Royalty Transaction"), pursuant to which Wheaton will acquire a 1.5% net smelter returns royalty on metal production from all claims of the DeLamar and Florida Mountain Deposit for an aggregate cash purchase price of US$9.75 million, to be paid in two installments. The first instalment of US$4.875 million was received by Integra on March 8, 2024. The second installment of US$4.875 million is expected to be received by Integra four months from the date of the first installment.

Rich Gulch LLC Land Acquisition

On March 8, 2024, the Company completed the acquisition of seventeen patented claims in the Rich Gulch area of the DeLamar Project. Under the terms of the purchase agreement, the Company acquired all of the interests in exchange for US$2.1 million, which was satisfied through the issuance of 2,959,769 common shares in the capital of the Company.

See Item 4.D - Property, Plants and Equipment for further details of the DeLamar Project.

The SEC maintains an internet site (http://www.sec.gov) that contains report, proxy and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found on the Company's website (http://www.integraresources.com).

B. Business Overview

Integra is currently focused on advancing the DeLamar Project located in southwestern Idaho and the Nevada North Project, comprised of the Wildcat and Mountain View Deposits, located in northwestern Nevada. Integra owns no producing properties and, consequently, has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years. As a consequence, operations of Integra are primarily funded by equity financings, sale of royalties or convertible loans.

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

Business Cycles

The precious metals sector is very volatile and cyclical.  Despite gold price being at a all-time high, appetite for gold and silver mining equities have softened and remain volatile. In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Idaho and Nevada.

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

Foreign Operations

The DeLamar Project is located in Idaho and the Nevada North Project is in Nevada.  Mineral exploration and mining activities in the United States may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect Integra's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on permitting, production, price controls, income taxes, expropriation of property, environmental legislation and mine safety.

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

General

The Company is dependent on the renewal and issuance of permits required to advance the Company's mineral properties. In addition, the Company is dependent on mining lease agreements held with multiple third-party landholders, the Idaho Department of Lands, and the Arizona State Land Department. See Note 16 to our audited consolidated financial statements for a description of advance minimum royalties, land access lease payments, and annual claim filings commitments associated with the mining lease agreements.

C. Organizational Structure

The following diagram illustrates the intercorporate relationships among Integra and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

D. Property, Plants and Equipment

The Company has not estimated mineral resources and mineral reserves pursuant to the SEC's mining disclosure rules under Regulation S-K Subpart 1300 (S-K 1300).

Properties

The Company has mining projects located in Idaho, Nevada and Arizona as listed below.

Idaho	Nevada		Arizona
DeLamar Project	Nevada North Project	Marr Property	Cerro Colorado Property
BlackSheep District	Red Canyon Property	Eden Property
War Eagle Property	Ocelot Property	Dune Property

The subsections below describe the property locations and overviews of the projects. Our only material properties, as determined pursuant to S-K 1300, are the DeLamar Project and the Nevada North Project.

Production

No project is producing.

Property Locations

The following map shows the locations of the properties:

BlackSheep Project
War Eagle Project
OREGON
DeLamar Project
IDAHO
WYOMING
Mountain View Deposit
Dune Property
Nevada North Project
Eden Property
Wildcat Deposit
Red Canyon Property
Marr Property
Ocelot Property
NEVADA
UTAH
COLORADO
CALIFORNIA
ARIZONA
NEW MEXICO
Cerro Colorado Property

INTEGRA RESOURCES

Integra Resources Corporation

Legend

★ Project Location

State Boundary

County Boundary

0 140

Miles

Scale: 1:7,000,000

NAD 1983 UTM Zone 11N

Sources | Esri, National Geographic Society, USGS, Integra Resources 2020

Note: Other existing roads based on historic data and may not be accurate.

Project Locations

Z:\Shared\DMC_Data\GIS_Data\Reporting\Annual_Report_20-F\Annual_Report_20-F.aprx 2024-03-15

Property Overview

Overview

Overviews for Black Sheep, War Eagle, Red Canyon, Ocelot, Marr, Eden, Dune and Cerro Colorado are shown in the tables below.  All properties listed below as well as our material properties are exploration stage. Information concerning our material properties is located in this Item 4.D. under the headings "DeLamar Project" and "Nevada North Project".

Black Sheep - Gold/Silver
Location	Idaho
Type and amount of ownership interests	100% owned by DeLamar Mining Company, an indirect wholly-owned subsidiary of the Company.
Titles, mineral rights, leases or options and acreage	The Black Sheep project is comprised of:
9 State of Idaho metalliferous mineral leases totaling approximately 5,173 acres; and,
211 unpatented claims totaling to approximately 4,042 acres.
The unpatented claims are publicly owned lands administered by the U.S. BLM.
Key permit conditions	Previous exploration is complete and the area is eligible for future exploration activities under either State or Federal permits, depending on land status.
Mine types and mineralization styles	The nature of the mineralization and alteration in BlackSheep includes extensive sinter deposits surrounding centers of hydrothermal eruption breccia vents associated with high-level coliform banded amorphous to chalcedonic silica with highly anomalous gold, silver arsenic, mercury, antimony and selenium values. In addition to some preliminary rock chip sampling, Integra completed an extensive soil geochemistry grid over the BlackSheep District showing highly anomalous gold and silver trends over significant lengths.

Processing plants and other facilities	None

War Eagle Property - Gold/Silver
Location	Idaho
Type and amount of ownership interests	100% owned by DeLamar Mining Company, an indirect wholly-owned subsidiary of the Company, with the exception of a 58.334% interest by DMC in 7 leased patented claims owned by Frederick and Carol Chadwick.
Titles, mineral rights, leases or options and acreage	The War Eagle Project is comprised of:
105 unpatented lode claims totaling approximately 2,071 acres;
7 leased patented claims, with an option to purchase, totaling approximately 73 acres;
6 patented claims totaling approximately 43 acres; and,
1 State of Idaho Metalliferous Mineral Lease totaling approximately 552 acres.
The unpatented claims are publicly owned lands administered by the U.S. BLM.
Key permit conditions	Previous exploration is complete and the area is eligible for future exploration activities under either State or Federal permits, depending on land status.
Mine types and mineralization styles	The War Eagle-Florida-DeLamar geological settings, all hosting low sulphidation epithermal gold-silver are genetically related to the same mineralization forming event that occurred roughly 16 million years ago. The local geology and ore mineralogy found within the low sulphidation epithermal veins on War Eagle Mountain are similar to the regimes found at DeLamar and Florida Mountain to the west. The key difference is the host rock. Historically mined gold and silver in high grade veins at War Eagle was predominately mined and hosted by late Cretaceous age granitic rock. Past production on these vein systems has outlined strike lengths in excess of 1 km and depth extents of up to 750 meters or more.

Processing plants and other facilities	None
Red Canyon Property - Gold
Location	Nevada
Type and amount of ownership interests	Millennial Red Canyon, LLC, an indirect wholly-owned subsidiary of the Company, has a 100% interest in a lease of the Red Canyon property, with an option to purchase the property.
Titles, mineral rights, leases or options and acreage	The 6,650-acre land package consists of 348 unpatented claims that are leased from Red Canyon Corporation. The claims are publicly owned lands administered by the U.S. BLM.
Key permit conditions	The project has an active notice with the U.S. BLM that limits surface disturbance to no more than 5 acres.
Mine types and mineralization styles	Gold mineralization at Red Canyon is sediment-hosted, Carlin-style, including deeply oxidized bodies overlying sulfide mineralization.
Processing plants and other facilities	None

Ocelot Property - Gold
Location	Nevada
Type and amount of ownership interests	100% owned by Millennial Development, LLC, an indirect wholly-owned subsidiary of the Company.
Titles, mineral rights, leases or options and acreage	The 3,515-acre land package consists of 172 unpatented claims on publicly owned lands administered by the BLM.
Key permit conditions	No permits currently.
Mine types and mineralization styles	Mineralization at Ocelot is strongly representative of a low sulfidation epithermal Au/Ag system, hosted in the Valmy Formation and volcano-sedimentary units overlying local quartzite basement rocks. Several target areas display broad zones of alteration including argilization (quartz-illite) and intense silicification with boiling textures, characteristic of the upper levels in epithermal systems.
Processing plants and other facilities	None
Marr Property - Gold
Location	Nevada
Type and amount of ownership interests	100% owned by Millennial Development, LLC, an indirect wholly-owned subsidiary of the Company
Titles, mineral rights, leases or options and acreage	The 1,921-acre land package consists of 93 unpatented claims. The claims are publicly owned lands administered by the BLM.
Key permit conditions	No permits currently.
Mine types and mineralization styles	Mineralization at Marr is believed to be a low sulfidation, epithermal Au/Ag epithermal. The target area is covered, with historical drilling reporting zones of broad argillic alteration and high-level exposures of a low-sulfidation system, as characterized by chalcedony and opaline veining with sinter terraces. Anomalous Au and pathfinder elements in high-level quartz-chalcedony veins with boiling textures are common.
Processing plants and other facilities	None
Eden Property - Gold
Location	Nevada
Type and amount of ownership interests	100% owned by Millennial Development, LLC, an indirect wholly-owned subsidiary of the Company
Titles, mineral rights, leases or options and acreage	The 1,223-acre land package consists of 68 unpatented claims. The claims are publicly owned lands administered by the BLM.
Key permit conditions	No permits currently.
Mine types and mineralization styles	Mineralization at Eden represents a low sulfidation, epithermal Au/Ag system. The property can be accessed by a frontage road along Interstate 80. The target is hosted in permeable Cenozoic volcanic and sedimentary rocks cut by basaltic dikes with quartz veins along through-going "plumbing structures".
Processing plants and other facilities	None

Dune Property - Gold
Location	Nevada
Type and amount of ownership interests	100% owned by Millennial Development, LLC, an indirect wholly-owned subsidiary of the Company
Titles, mineral rights, leases or options and acreage	The 644-acre land package consists of 36 unpatented claims. The claims are publicly owned lands administered by the BLM.
Key permit conditions	No permits currently.
Mine types and mineralization styles	Mineralization at Dune consists of low sulfidation, epithermal Au-Ag typical of significant economic Au-Ag deposits of this region of Nevada. The target concept is a structurally- and stratigraphically-controlled low sulfidation gold system, hosted by permeable Cenozoic volcanic and sedimentary rocks. A large part of the property is covered by quaternary gravels.
Processing plants and other facilities	None
Cerro Colorado Property - Copper
Location	Arizona
Type and amount of ownership interests	Millennial Arizona, LLC, an indirect wholly-owned subsidiary of the Company, has a 100% interest in a lease of the Cerro Colorado property, with an option to purchase the property.
Titles, mineral rights, leases or options and acreage	Seven distinct areas of interest comprise the combined 10,097-acre land package that is being leased from Tri Minerals Holdings Corp, consisting of 229 unpatented claims on public lands administered by the U.S. BLM and 14 Arizona State Land Department (ASLD) mineral leases situated on State of Arizona Lands.
Key permit conditions	No permits currently.
Mine types and mineralization styles	Cerro Colorado hosts numerous historical mining operations that exploited Ag-Au (±Cu)-bearing veins hosted by Jurassic and early Laramide volcanic rocks. District-scale and local alteration patterns indicate potential for porphyry copper mineralization within intrusive units beneath the volcanic host rocks. Limited historical drilling in intrusive units adjacent to Integra's areas done by Phelps Dodge and Mine Finders reported weakly mineralized porphyry copper intrusions. Recent academic work in the area suggests a lack of Cenozoic extension and dismemberment in the district, preserving the Ag-Au veins and associated deeper porphyry copper systems upright and intact below older volcanic rocks.
Processing plants and other facilities	The former La Colorada Mill Site is located within the Cerro Colorado project area and is currently being reclaimed by Tri Minerals Holdings Corp.

DeLamar Project, Idaho

The DeLamar Project consists of the neighboring DeLamar Deposit and Florida Mountain Deposit.

The Company has not estimated mineral resources or mineral reserves in accordance with Regulation S-K 1300.  Information regarding estimated mineral resources or mineral reserves in accordance with NI 43-101 are not contained herein as such estimates were not made in accordance with Regulation S-K 1300; however, information from prior technical reports not in accordance with Regulation S-K 1300 are available for review under the Company's issuer profile on SEDAR+ at www.sedarplus.ca or the Company's website but are not included herein or incorporated herein by reference.

Property Map for the DeLamar Project, Idaho, U.S.A.

T28S R46E
T28S R47E
T4S R5W
T4S R6W
T4S R4W
T4S 3W
T4S R2W
Soda Creek
Sinker Creek
ION HWY
T29S R47E
T29S R46E
War Eagle Mountain
Jordan Creek
T5S R6W
T5S R5W
T5S R4W
T5S R3W
T5S R2W
Hayden Peak
SILVER CITY RANGE
T30S R47E
T30S R46E
T6S R6W
T6S R5W
T6S R4W
T6S R3W
T6S R2W
OWYHEE COUNTY
Flint Creek
T31S R46E
T31S R47E

INTEGRA DELAMAR

0 6,000
Feet

Scale: 1:120,000
1 inch equals 10,000 feet

NAD 83 UTM Zone 11 North Meters
Imagery | Integra 2019
Sources | Esri, BLM, USGS, Integra Resources 2021

N

Legend

- ID State Lease
- DMC Unpatented Claim
- DMC Patented Claim
- DMC Patented Mill Site Claim
- Leased Patented
- Leased Unpatented Claim
- Leased Patented Mill Site Claim
- Private Land Lease
- Township - Range (PLSS)

2024-03-15
DeLamar Mining Company
Integra Resources Corporation

DeLamar Land Position

Path: Z:\Shared\DMC_Data\GIS_Data\Reporting\Annual_Report_20-F\Annual_Report_20-F.aprx

Project Description, Location and Ownership

The DeLamar Project, comprised of the DeLamar and Florida Mountain deposits, includes of 790 unpatented lode, placer, and millsite claims, and 16 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, that cover approximately 8,673 hectares (21,431 acres) in southwestern Idaho, about 80km (50 miles) southwest of Boise.  The property is approximately centered at 43°00′48″N, 116°47′35″W, within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine last operated by Kinross Gold Corporation ("Kinross").  The total annual land-holding costs are estimated to be $473,244. The book value of the Delamar Project and its associated plant and equipment is $42,178,365. All mineral titles and permits are held by DeLamar Mining Company ("DMC"), an indirect, 100% wholly owned subsidiary of Integra that was acquired from Kinross through the DeLamar Purchase Agreement in 2017. DMC holds the surface rights to the patented claims it owns and has leased, subject to various easements and other reservations and encumbrances. DMC has rights to use the surface of the unpatented mining claims for mining related purposes through September 1, 2024, and which it may maintain on a yearly basis beyond that by timely annual payment of claim maintenance fees and other filing requirements, and subject to the paramount title of the U.S. federal government. DMC holds surface rights to the areas it has under lease in accordance with the terms of each lease.

A total of 284 unpatented claims acquired from Kinross, 101 are subject to a 2.0% NSR royalty payable to a predecessor owner. There are also eight lease agreements covering 33 patented claims and five unpatented claims that require NSR payments ranging from 2.0% to 5.0%.  The DeLamar Project includes 1,561 hectares (3,857.2 acres) under seven leases from the State of Idaho, which are subject to a 5.0% NSR production royalty plus annual payments of $27,282. The seven leases from the State of Idaho may be terminated by the State of Idaho for any uncured default, breach, or violation of any applicable law, rule or regulation applicable to the leases with thirty days' written notice of default and DeLamar's failure to cure any such default.

Kinross has retained a 2.5% NSR royalty that applies to those portions of the DeLamar deposit claims that are unencumbered by the royalties outlined above.  The royalty was subsequently sold to Triple Flag Precious Metals Corp. ("Triple Flag"). The Triple Flag Royalty will be reduced to 1.0% upon Triple Flag receiving total royalty payments of C$10,000,000 ($7.4 million).  The DeLamar Project is also subject to 1.5% NSR to Wheaton.

The Loan Agreement with Beedie is secured by the Company's material assets, including the DeLamar Project.

Pursuant to the ROFR Agreement, Wheaton acquired from Integra a right of first refusal on all future precious metals royalties, streams and pre-pays transactions on all properties owned by the Company.

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

Environmental Liabilities and Permitting

The DeLamar Project historical open-pit mine areas have been in closure since 2003.  While a substantial amount of reclamation and closure work has been completed to date at the site, there remain ongoing water-management activities, monitoring, and reporting.  A reclamation bond of $3,276,078 remains with the Idaho Department of Lands ("IDL") and a reclamation bond of $100,000 remains with the Idaho Department of Environmental Quality.  Additional reclamation bonds in the total amount of $714,400 have been placed with the BLM for exploration activities and groundwater well installation on public lands.  There are also reclamation bonds with the IDL in the total amount of $155,900 for exploration activities on IDL leased lands.

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

Mining activity began in the area of the DeLamar Project when placer gold deposits were discovered in early 1863 in Jordan Creek, a short distance upstream from what later became the town site of De Lamar.  During the summer of 1863, the first silver-gold lodes were discovered in quartz veins at War Eagle Mountain, to the east of Florida Mountain, resulting in the initial settlement of Silver City.  Between 1876 and 1888, significant silver-gold veins were discovered and developed in the district, including underground mines at De Lamar Mountain and Florida Mountain.  A total of 553,000 ounces of gold and 21.3 million ounces of silver were reportedly produced from the De Lamar and Florida Mountain underground mines from the late 1800s to early 1900s.

The mines in the district were closed in 1914, following which very little production took place until gold and silver prices increased in the1930s.  Placer gold was again recovered from Jordan Creek from 1934 to 1940, and in 1938 a 181 tonne-per-day flotation mill was constructed to process waste dumps from the De Lamar underground mine.  The flotation mill reportedly operated until the end of 1942.  Including Florida Mountain, the De Lamar - Silver City area is believed to have produced about 1 million ounces of gold and 25 million ounces of silver from 1863 through 1942.

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

Total open-pit production from the DeLamar Project from 1977 through 1998, including the Florida Mountain operation, is estimated at approximately 750,000 ounces of gold and 47.6 million ounces of silver, with an unknown quantity produced at the DeLamar mill in 1999.  From start-up in 1977 through to the end of 1998, open-pit production in the DeLamar area totaled 625,000 ounces of gold and about 45 million ounces of silver.  This production came from pits developed at the Glen Silver, Sommercamp - Regan (including North and South Wahl), and North DeLamar areas.  In 1993, the DeLamar mine was operating at a mining rate of 27,216 tonnes (30,000 tons) per day, with a milling capacity of about 3,629 tonnes (4,000 tons) per day.  In 1994, Kinross commenced open-pit mining at Florida Mountain while continuing production from the DeLamar mine.  The ore from Florida Mountain, which was mined through 1998, was processed at the DeLamar facilities.  Florida Mountain production in 1994 through 1998 totaled 124,500 ounces of gold and 2.6 million ounces of silver.

Exploration of the DeLamar Project by Integra commenced in 2017.  Since then, Integra has carried out geophysical and geochemical exploration programs, geologic mapping, and exploration, infill, metallurgical, and geotechnical drilling programs.

Geological Setting and Mineralization

The DeLamar Project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River - Steens flood-basalt province and the west margin of the Snake River Plain.  The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of mid-Miocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows and tuffs, developed on an eroded surface of Late Cretaceous granitic rocks.  The DeLamar deposit mine area and mineralized zones are situated within an arcuate, nearly circular array of overlapping porphyritic and flow-banded rhyolite flows and domes that overlie cogenetic, precursor pyroclastic deposits erupted as local tuff rings.  Integra interprets the porphyritic and banded rhyolite flows and latites as composite flow domes and dikes emplaced along regional-scale northwest-trending structures.  At Florida Mountain, flow-banded rhyolite flows and domes cut through and overlie a tuff breccia unit that overlies basaltic lava flows and Late Cretaceous granitic rocks.

Gold-silver mineralization occurred as two distinct but related types: (i) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite and to a lesser degree in the overlying felsic volcanic units; and (ii) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veins that are individually continuous for only a few meters/feet laterally and vertically, and of mainly less than 1.3 centimeters (0.5 inches) in width - predominantly hosted in the rhyolites and latites peripheral to and above the quartz-filled fissures.  This second style of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain operations, hosted primarily by the felsic volcanic units.

The fissure veins mainly strike north to northwest and are filled with quartz accompanied by variable amounts of adularia, sericite or clay, ± minor calcite.  Vein widths vary from a few centimeters to several meters, but the veins persist laterally and vertically for as much as several hundreds of meters.  The primary silver and gold minerals are naumannite, aguilarite, argentite, ruby silver, native gold and electrum, native silver, cerargyrite, and acanthite.  Variable amounts of pyrite and marcasite with very minor chalcopyrite, sphalerite, and galena occur in some veins.  Gold- and silver-bearing minerals are generally very fine grained.

The gold and silver mineralization at the DeLamar Project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model.  Various vein textures, mineralization, alteration features, and the low contents of base metals in the district are typical of shallow low-sulfidation epithermal deposits worldwide.

Exploration

Integra commissioned a Light Detection and Ranging topographic survey of the DeLamar and Florida Mountain deposit areas and an Induced Polarization and Resistivity ("IP/RES") survey of six lines using the Volterra-2DIP distributed array system in the DeLamar deposit area in 2017.  In 2018, Integra conducted rock-chip and soil geochemical sampling at the DeLamar deposit area.  During 2019 through 2023, Integra and contractor personnel collected 449 rock samples in the DeLamar, Milestone and Florida Mountain areas. Contractor personnel collected 298 soil samples in the DeLamar/Milestone area in 2019. A total of 2,332 soil samples were collected from the Florida Mountain area in 2019. In 2019, Integra commissioned a helicopter high-resolution magnetic survey of the DeLamar - Florida Mountain area.  In 2020, Integra commissioned a further IP/RES survey at DeLamar.  Integra geologists also carried out geologic mapping at a scale of 1:5,000 in 2020 and 2021.  The results of this exploration work has, in part, served to better interpret structure at the DeLamar Project.

Drilling

3,488 holes, for a total of 385,618 meters (1,265,150 feet), were drilled by Integra and various historical operators at the DeLamar and Florida Mountain areas.

The historical drilling was completed from 1966 to 1998 and includes 2,625 holes for a total of 275,790 meters (904,821 feet) of drilling.  Most of the historical drilling was done using reverse-circulation ("RC") and conventional rotary methods; a total of 106 historical holes were drilled using diamond-core ("core") methods for a total of 10,845 meters (35,581 feet).  Approximately 74% of the historical drilling was vertical, including all conventional rotary holes. At DeLamar, a significant portion of the total meterage drilled historically was subsequently mined during the open-pit operations.

Integra commenced drilling in 2018 and as of December 31, 2023 has drilled a total of 863 holes (RC, core, and Sonic holes) for a total of 109,828 meters (360,329 feet) in the DeLamar and Florida Mountain areas combined (including the historical stockpile areas).  The majority of Integra’s holes were drilled at angles, with the exception of the historical stockpile areas.  Integra has no drilling planned at the DeLamar Project for 2024.

In 2023, the Company completed the drilling of 300 boreholes, encompassing a cumulative length of 14,971 meters (49,119 feet). Of those 300 boreholes, 37 were diamond drill boreholes, extending over 4,597 meters (15,080 feet), resulting in the collection and analysis of 3,254 samples. Additionally, the Company executed 263 RC and Sonic drilling operations, covering a total of 10,374 meters (34,037 feet) and yielding 7,801 samples, predominantly within historical stockpiles area.

Sampling, Analysis and Data Verification

Integra Sampling, Analysis and Data Verification

Integra's RC and core samples were transported by the drilling contractor or Integra personnel from the drill sites to Integra's logging and core cutting facility at the DeLamar mine daily. The RC samples were allowed to dry for a few days at the drill sites prior to delivery to the secured logging and core-cutting facility.

The 2018 to 2023 core sample intervals were sawed lengthwise mainly into halves after logging and photography by Integra geologists and technicians in the logging and sample storage area. In some cases, the core was sawed into quarters. Sample intervals of either ½ or ¼ core were placed in numbered sample bags, and the remainder of the core was returned to the core box and stored in a secure area on site. Core sample bags were closed and placed in a secure holding area awaiting dispatch to the analytical laboratory.

All of Integra's rock, soil and drilling samples were prepared and analyzed at American Assay Laboratories ("AAL") in Sparks, Nevada. AAL is an independent commercial laboratory accredited effective December 1, 2020, to the ISO/IEC Standard 17025:2017 for testing and calibration laboratories.

The drilling samples were transported from the DeLamar mine logging and sample storage area to AAL by Integra's third-party trucking contractor.

The soil samples were screened to -80 mesh for multi-element analysis at AAL.

Integra Quality Assurance/Quality Control Programs

Coarse blank material commercially produced certified reference materials ("CRMs"), RC field duplicates, and coarse-reject (or preparation) duplicates were inserted into the drill-sample streams as part of Integra's quality assurance/ quality control procedures. The blank material consisted of coarse fragments of basalt, and a blank was inserted approximately every 10th sample. Commercial CRMs were inserted as pulps at a frequency of approximately every 10th sample. The lab was requested to prepare and analyze a coarse-reject duplicate for every 22nd primary sample analyzed during the sonic drilling program of 2022 and 2023.

Integra's sample preparation and analyses were performed at a well-known certified laboratory.

Data Verification

The historical portions of the current resource drill-hole databases for the DeLamar and Florida Mountain deposit areas were created by a third-party engineering firm using original DeLamar mine digital database files, and this information was subjected to extensive verification measures by both that engineering firm and Integra.  The Integra portions of the drill-hole databases were directly created by the engineering firm using original digital analytical certificates in the case of the assay tables and checking against original digital records in the case of the collar and down-hole deviation tables.

Mineral Processing and Metallurgical Testing

Metallurgical testing by Integra, generally conducted at McClelland Laboratories ("McClelland") during 2018 through 2023, has been used to select preferred processing methods and estimate recoveries for oxide, mixed and non-oxide mineralization from both the DeLamar and Florida Mountain deposits.  Samples used for this testing, primarily drill hole composites from 2018 through 2023 Integra drilling, were selected to represent the various material types contained in the current resources from both the DeLamar and Florida Mountain deposits.  Composites were selected to evaluate effects of area, depth, grade, oxidation, lithology, and alteration on metallurgical response.

Bottle-roll and column-leach cyanidation testing on drill core composites from both the DeLamar and Florida Mountain deposits and on bulk samples from the DeLamar deposit have shown that the oxide and mixed material types from both deposits can be processed by heap-leach cyanidation.  These materials generally benefit from relatively fine crushing to maximize heap-leach recoveries and a feed size of 80% -12.7mm (0.5 inches) was selected as optimum.  Expected heap-leach gold recoveries for the oxide mineralization from both deposits (DeLamar and Florida Mountain) are consistently high (70% to 89%).  Heap leach gold recoveries for the mixed mineralization are expected to average 72% for Florida Mountain and to range from 45% to 63% for the DeLamar deposit.  Heap leach silver recoveries from the Florida Mountain oxide and mixed materials are expected to average 49% and 47%, respectively.  Expected heap-leach silver recoveries from the DeLamar material are highly variable (11% to 74%), but generally low.  A significant portion of the DeLamar oxide and mixed mineralization will require agglomeration pre-treatment using cement, because of elevated clay content.  None of the Florida Mountain heap-leach material is expected to require agglomeration.

Preliminary bottle-roll testing on reverse-circulation and sonic drill intervals from the historic backfill and waste dump materials at DeLamar and Florida Mountain have shown that the materials can be processed by heap-leach cyanidation. Further variability bottle-roll testing and column-leach testing is being completed on the materials to determine ultimate gold and silver recovery estimates.

Metallurgical testing (primarily flotation and agitated cyanidation) has shown that the DeLamar non-oxide materials respond well to flotation at a moderate grind size (150 microns) for recovery of gold and silver to a flotation concentrate.  The resulting flotation concentrate responds well to cyanide leaching after very fine regrinding (20 microns) for recovery of contained silver.  Some gold is also recovered by cyanide leaching of the reground flotation concentrate, but those recoveries generally are low.  Mineralogical examination and metallurgical testing have shown that these materials contain significant amounts of gold that are locked in sulfide mineral particles, which require oxidative pre-treatment of sulfide minerals for liberation of gold before high cyanidation gold recoveries can be obtained.  Expected recoveries from the DeLamar non-oxide mineralization in the planned mill circuit, consisting of grinding, flotation concentrate regrinding and cyanide leach, range from 28% to 39% for gold and from 64% to 87% for silver.

Metallurgical testing has shown that the non-oxide mineralization from the Florida Mountain deposit responds well to upgrading by flotation at a moderate grind size (150 microns) and cyanidation gold and silver recoveries from the resulting concentrates can be maximized by very fine regrinding (20 microns).  In contrast to the DeLamar non-oxide materials, oxidative pre-treatment of contained sulfide minerals is not required to achieve high cyanidation gold recoveries from the Florida Mountain non-oxide feeds.  Recoveries expected from the Florida Mountain non-oxide mineralization in the planned mill circuit vary with feed grade, but generally are high, with maximum recoveries of 87% gold and 77% silver.

Mining Operations

The Company considered open-pit mining of the DeLamar and Florida Mountain gold-silver deposits.  Mining will utilize 23-cubic meter (30-cubic yard) hydraulic shovels along with 13-cubic meter (16.7-cubic yard) loaders to load 136-tonne capacity haul trucks.  The haul trucks will haul waste and ore out of the pit and to dumping locations.  Due to the length of ore hauls, the ore will be stockpiled near the pits followed by loading into a Railveyor system which will convey the ore into a crusher.  The Railveyor system will be supplemented with haul trucks on an as needed basis.

Waste material will be stored in waste-rock storage facilities ("WRSFs") located near each of the Florida Mountain and DeLamar Areas, as well as backfilled into pits where available.  The exception is the Milestone pit, from which waste material will be fully utilized for construction material for the tailing storage facility ("TSF").

Production scheduling was completed using Geovia's MineSched™ (version 2021) software.  The production schedule considers the processing of DeLamar and Florida Mountain oxide and mixed material by crushing and heap leaching, with some of the DeLamar material requiring agglomeration prior to leaching.  DeLamar and Florida Mountain non-oxide material would be processed using flotation followed by cyanide leaching of the flotation concentrate.

An autonomous Railveyor light-rail haulage system will be used to transport ore from the open pits to the crusher facility.  Utilizing the Railveyor system allows the opportunity to realize cost savings compared to typical truck haulage.  This system, in conjunction with the planned solar and liquid natural gas electrical microgrid will reduce the overall fuel consumption and carbon footprint of the project.

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

Heap-leach and milling ores will be coming from both the Florida Mountain and DeLamar deposits.  Pregnant solutions from the heap-leach operation and from the milling operation will be processed by the same Merrill-Crowe zinc cementation plant.  Processing will start with heap leaching in the first two years of operation.  Milling of higher-grade non-oxide ore will start in the third year of operation.

Both Florida Mountain and DeLamar oxide and mixed ore types have been shown to be amenable to heap-leach processing following crushing.  Material will be crushed in three stages to a nominal size of 80% finer than (P80) 12.7-millimeter (0.5 inches), at a rate of 35,000 tonnes per day.  About 45% of DeLamar ore is expected to require agglomeration.

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

Recovery

Preliminary heap leach recovery estimates for the historical backfill and waste dump materials were made based on available bottle roll test results and are summarized in Table 1.2 below.

Table 1-2 Pit-Optimization Metal Recoveries by Deposit and Oxidation State

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

Table 1-6 Mine, Process and Administrative Personnel

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

In 2020, Integra conducted a technical adequacy audit of all existing environmental information, and began the collection of surface water hydrology and quality, ground water hydrology and quality, geochemistry, water rights and geotechnical/engineering.

Baseline studies for surface water were initiated in spring of 2020 and ground water studies were initiated in the spring of 2020.  Geotechnical investigations for site features commenced in 2021 and geochemical fieldwork and kinetic testing commenced in 2020 and will continue into 2024.

In 2021, Integra, working closely with the BLM and state agencies, completed the review and approval of the initial environmental baseline work plans. In conjunction with the MPO proposed action, baseline studies were updated in 2022 and 2023 to account for revised and new proposed site features. Baseline surveys initiated in accordance with the 2021 plans of study and continued in 2023 with the updated 2023 plans of study where all baseline studies were completed by the end of the 2023 field season in preparation for filing of the preliminary MPO in late 2023.

The entire DeLamar mining district has been studied extensively, both historically and currently; therefore, ensuring scientific integrity of the methodologies and analysis used to collect the data and ultimately a meaningful analysis would be conducted allowing for a reasonable comparative assessment of the alternatives.

Permitting

The MPO is submitted to the BLM for any surface disturbance in excess of five acres (2.02 hectares). The MPO describes the operational procedures for the construction, operation, and closure of the project. As required by the BLM, the MPO includes a waste-rock management plan, quality assurance plan, a storm water plan, a spill prevention plan, reclamation plan, a monitoring plan, and an interim management plan. In addition, a reclamation report with a Reclamation Cost Estimate ("RCE") for the closure of the project is required. The content of the MPO is based on the mine plan design and the data gathered as part of the environmental baseline studies. The MPO includes all mine and processing design information and mining methods. The BLM determines the completeness of the MPO and, when the completeness letter is submitted to the proponent, the NEPA process begins. The RCE is reviewed by BLM and the bond is determined prior to the BLM issuing a decision on the MPO.

In December 2023, the operational and baseline surveys for the project were completed and operations and design for the project were at a level where a preliminary MPO could be developed to the necessary level of detail. On December 20, 2023, the Company announced that it had submitted the preliminary MPO to the BLM.

Social and Community

The project is located in rural Owyhee County, close to the Oregon border. The closest substantial community is Jordan Valley, in Malheur County Oregon. This community is primarily an agricultural-based economy. However, when the mine previously operated in the 1980s and 1990s, many of the employees lived in Jordan Valley.

Internal Controls Disclosure

The Company has internal controls for reviewing and documenting the information from exploration activities, describing the methods used, and ensuring the validity of the information.

Information that is used to compile mineral resources and reserves is prepared and certified by appropriately qualified persons at the location of drilling or other exploration activities and is subject to our internal review process which includes review by appropriate project management and the Company's corporate qualified person.  The corporate qualified person presents the technical information to the Technical & Safety Committee members for their review.

Nevada North Project, Nevada

The Nevada North Project consists of the Wildcat Deposit and the Mountain View Deposit.

The Company has not estimated mineral resources or mineral reserves in accordance with Regulation S-K 1300.  Information regarding estimated mineral resources or mineral reserves in accordance with NI 43-101 are not contained herein as such estimates were not made in accordance with Regulation S-K 1300; however, information from prior technical reports not in accordance with Regulation S-K 1300 are available for review under the Company's issuer profile on SEDAR+ at www.sedarplus.ca or the Company's website but are not included herein or incorporated herein by reference.

Property Map for the Nevada North Project, Nevada, U.S.A.

Mountain View Deposit
Wildcat Deposit
BUFFALO HILLS
GRANITE RANGE
WASHOE COUNTY
PERSHING COUNTY
SHEEPHEAD MOUNTAINS
HANNAN RANGE
KAMMA MOUNTAINS
SELENITE RANGE
SEVEN TROUGHS
Quinn River
Rabbithole Creek
Lava Beds Creek
Granite Springs Wash
Deep Hole
Spring Creek
C.R. 34
447
35N 20E
35N 21E
35N 22E
35N 23E
35N 24E
35N 25E
35N 26E
35N 27E
35N 28E
35N 29E
35N 30E
34N 20E
34N 21E
34N 22E
34N 23E
34N 24E
34N 25E
34N 26E
34N 27E
34N 28E
34N 29E
34N 30E
33.5N 24E
33N 20E
33N 21E
33N 22E
33N 23E
33N 24E
33N 25E
33N 26E
33N 27E
33N 28E
33N 29E
33N 30E
32N 20E
32N 21E
32N 22E
32N 23E
32N 24E
32N 25E
32N 26E
32N 27E
32N 28E
32N 29E
32N 30E
31.5N 22E
31N 20E
31N 21E
31N 22E
31N 22.5E
31N 23E
31N 24E
31N 25E
31N 26E
31N 27E
31N 28E
31N 29E
31N 30E
30.5N 23E
30.5N 23.5E
20E
30N 21E
30N 22E
30N 23E
30N 23.5E
30N 24E
30N 25E
30N 26E
30N 27E
30N 28E
30N 29E
30N 30E

INTEGRA NEVADA

0 30,000
Feet

Scale: 1:240,000
1 inch equals 20,000 feet

WGS 84 UTM Zone 11 North Meters
Imagery | Integra 2019
Sources | Esri, BLM, USGS, Integra Resources 2021

Legend

- MNV Patented Claim
- MNV Unpatented Claim
- Property Boundary
- Township - Range (PLSS)

2024-03-19
Millennial NV LLC
Integra Resources Corporation

Nevada North Land Position
Wildcat and Mountain View

Path: Z:\Shared\DMC_Data\GIS_Data\Reporting\Annual_Report_20-F\Annual_Report_20-F.aprx

Project Description, Location and Access

The Wildcat and Mountain View deposits (collectively, the "Nevada North Project") comprise certain patented and unpatented lode claims located in northern Nevada, United States of America. Both deposits are northeast of Reno, which is the nearest large city. The Wildcat deposit is located in Pershing County and the Mountain View deposit is located in Washoe County.  The two deposits are located approximately 40 miles (65 km) from one another and Integra plans to combine the two deposits and operate them sequentially as one continuous project. The book value of the Nevada North Project and its associated plant and equipment is $27,280,226.

Wildcat Deposit

The Wildcat deposit is located on the northeastern portion of the Seven Troughs Range, about 35 miles northwest of the town of Lovelock in Pershing County, Nevada.  The Wildcat deposit is accessible from the city of Reno, Nevada, via both paved and dirt roads. Access is primarily via Intestate 80 to the town of Lovelock, at approximately 91 miles from Reno. State Route 398 from Lovelock is followed (1 mile) to the intersection with State Route 399. After 12 miles, Route 399 reaches the intersection with a good-condition dirt road, which runs to the northwest. After approximately 15.6 miles, there is an intersection with a dirt road, in regular driving condition. The Wildcat deposit is located 4.7 miles after the intersection of this dirt road.

The deposit is located in all or portions of: sections 32-36, T32N, R29E; sections 1 and 12 of T31N, R28E; sections 1-36 of T31N, R29E; and sections 4 and 5 of T30N, R29E, Mount Diablo Baseline and Meridian. The latitude and longitude of the Wildcat deposit are 40.5425° N, 118.7550° W and the Wildcat deposit is at an elevation of approximately 6,299 ft.

The Wildcat deposit consists of 4 patented (Fee Tracts) and 916 unpatented lode claims. The total area is 17,612 acres. The claims are on publicly owned lands administered by the BLM. All of the claims are located in Pershing County in northwest-north-central Nevada. The maintenance fee of US$151,140 has been paid, and the federal fee requirements were met for each of the claims for the assessment year ending on September 1, 2024.

According to federal and state regulations, the lode claims are renewed annually. In order to keep the claims current, a 'Notice of Intent to Hold' and payments are filed with the BLM and the counties. Tenure is unlimited, as long as filing payments are made each year.

The mineral claims comprising the Nevada North Project were originally purchased from Clover Nevada Limited Liability Company ("Clover Nevada") a subsidiary of Waterton Precious Metals Fund II Cayman, LP ("Waterton"). On April 29, 2021 all rights were assigned to Millennial NV LLC ("Millennial NV").

The Wildcat mineral claims are currently owned 100% by Millennial NV, which is a subsidiary of Integra.

According to certain title opinions, the following royalties apply to the Wildcat deposit:

  Clover Nevada reserved a NSR royalty (the "Clover Royalty"), payable by Millennial NV and its successors, applicable to any sale of gold (and only gold) from the original properties. The amount of the Clover Royalty is 0.5%. The Clover Royalty runs with the original properties (which includes the Mountain View deposit) and covers any amendments, relocations, replacements, modifications or conversions of the original properties.
  1% NSR royalty on the SS claims. This royalty is held of record by RG Royalties, LLC.
  Scaled royalty (0% to 2%) on the Fee Tracts. The royalty is held of record by RG Royalties, LLC.
  0.4% NSR royalty on Tag #15 through Tag #18 claims. This royalty is held by Raymond Wittkopp.
  US$500,000 production payment on the SS claims and the Tag and Easter claims. This royalty is held by Monex Explorations.

On June 21, 2023, Integra announced that it had received notice from Royalty Consolidation Company, Limited Liability Company ("Royalty Consolidation"), a private company controlled by Waterton of the sale of 100% of its existing royalty interests in the Nevada projects (including the Nevada North Project) to a wholly owned subsidiary of Franco-Nevada Corporation ("Franco-Nevada"). The transaction closed on June 15, 2023. No new royalties on the Nevada projects (including the Nevada North Project) were granted as part of the transaction between Waterton and Franco-Nevada and no net proceeds from the sale will be recognized by Integra.

Mountain View Deposit

The Mountain View deposit is located in northwest Nevada, United States, near the Granite Range, at a latitude and longitude of 40.8314° N and 119.5027° W and at an approximate elevation of 5,000 ft. The Mountain View deposit is easily accessed from Reno, via 124 miles of paved routes and 2.8 miles of good condition dirt roads. Access is primarily via Intestate Highway 80 up to the intersection with paved state route 447, located 33 miles east of Reno. State route 477 runs north for 75 miles, to the town of Gerlach. At Gerlach, State Route 47 turns to the northeast and at 17.6 miles, once the Squaw Valley Reservoir is reached, there is a junction with a dirt road that runs to the northwest. This dirt road is generally in good driving condition up to the Mountain View deposit, which is located at 2.8 miles from the intersection with the paved route.

The Mountain View deposit lies approximately 15 miles northwest of Gerlach, Nevada in Washoe County. The Mountain View deposit straddles the boundary between the Squaw Valley and Banjo topographic quadrangles.

The Mountain View deposit currently consists of 284 un-patented lode claims with a total area of approximately 5,476 acres. The maintenance fee of US$46,860 was paid, and that the federal fee requirements were met for each of the claims for the assessment year ending on September 1, 2024.

According to federal and state regulations, the lode claims are renewed annually. In order to keep the claims current, a 'Notice of Intent to Hold' and payments are filed with the BLM and the counties. Tenure is unlimited as long as filing payments are made each year. The land on which the claims are located is administered by the BLM.

The mineral claims were originally purchased from Clover Nevada a subsidiary of Waterton. On April 29, 2021, all rights were assigned to Millennial NV, a subsidiary of Integra.

The ownership of the claims listed in the fee filings is in the name of Millennial NV and Leslie Wittkopp. Currently Millennial NV owns 100% interest in the Mountain View deposit.

In a lease/option agreement dated June 30, 2000 (the "Wittkopp Lease"), the vendor leased all interest in the Mountain View, Jack (except Jack 67A and Jack 77R) and the Harlen claims to Franco-Nevada. The initial term was for 10 years, with five additional 10-year terms, expiring on June 30, 2060. The Wittkopp Lease requires that the lessee pay a NSR royalty of 1.0% on minerals produced from the Harlan and the Jack claims and an NSR of 0.1% on minerals produced from the Mountain View claims. The Wittkopp Lease grants the lessee a preferential purchase right if the Wittkopp's wish to sell or otherwise transfer the Wittkopp Lease royalty (except in the case of the death of Mr. or Mrs. Wittkopp).

The Wittkopp Lease contains an area of interest provision, such that any new mining claims staked by the lessee or lessor within one-half mile of the initial leased claims are subject to the lease agreement, including the NSR at a rate of 1.0.%. However, there is no specific provision for a claim partly inside and partly outside the specified area.

In addition to any royalties noted above, according to certain title opinions, the following royalties apply to the Mountain View deposit:

  1% NSR royalty on the Jack claims. This royalty is held of record by Franco-Nevada.
  1.5% NSR royalty held by Triple Flag.
  Clover Nevada reserved a NSR royalty, payable by Millennial NV and its successors, applicable to any sale of gold (and only gold) from the original claims. The amount of the Clover Nevada royalty is 0.05%, not subject to proportionate reduction as to production from the Mountain View claims and 0.5%, not subject to proportionate reduction, as to production from the Jack Claims, the Harlan claims and the Rich Claims held of record by RG Royalties, LLC.

History

Wildcat Deposit

The history of the property and district has been taken directly from internal documents belonging to a prior property-holder, Lac Minerals (USA) Limited Liability Company (Lac Minerals). Mining began in the early 1900's and concentrated on epithermal quartz veins hosted within Cretaceous granodiorite. Production was small but high-grade, at less than 100,000 short tons with a grade in excess of one ounce per short ton (oz/st) gold. The patented claims on the Wildcat deposit were located in 1906 and 1907 and patented in May, 1912 by the Seven Troughs Monarch Mines Company. Surface cuts were taken on three main surface veins: Hero, Hillside and Wildcat. An 1,800 ft tunnel was completed in 1912 to intersect these veins at the 300 ft to 400 ft level. The veins were reported barren, but were wider than projected.

Monex Explorations (Monex) purchased five unpatented lode claims around 1980 and worked the Tag mine intermittently. Homestake Mining Company (Homestake) took an interest in the hydrothermally altered volcanic cap northwest of the Wildcat mine area in 1982 and drilled three core holes in 1983. Based on these holes Homestake retained an interest in the property between 1984 and 1990.

Touchstone Resources Company Inc. ("Touchstone"), an exploration subsidiary of Cornucopia, leased the property from Homestake in 1983. Touchstone completed a 30-hole, 6,260 ft program of reverse circulation drilling in 1984. Although Touchstone reportedly developed an "inferred reserve" of 21 million short tons grading 0.021 oz/st gold at a 1.1:1 stripping ratio (Tullar, 1992), Touchstone dropped the property in 1985. Homestake drilled one 400 ft core hole to cover the 1986/1987 assessment requirement. Kincaid Exploration and Mining Co. II ("Kemco") optioned the claims in 1987 and completed a 35-hole, 6,150 ft reverse circulation drilling program in the same year. Kemco dropped the property in 1988, when the Star Valley Resources/Pactolus Corporation optioned the Homestake ground, along with the Monex ground. During 1989, the Star Valley Resource/Pactolus Corporation partnership completed 12 reverse circulation drill holes totalling 3,280 ft. The partnership dropped its interest in 1989. Homestake sold its interest in the property to Monex in 1990 but retained an underlying NSR interest. Amax optioned the property in 1991 and completed a single 500 ft reverse circulation drill hole.

Lac Minerals acquired the Wildcat deposit in 1992 and conducted a significant amount of exploration mapping, sampling, geophysics and the majority of the drilling on the property. In the process, it identified a large, low-grade gold resource. Sagebrush Exploration worked on the property during the period of 1996-1998 and completed some reverse circulation drilling on the property.

Mountain View Deposit

The Mountain View deposit is located in the Deephole mining district and includes the old Mountain View mine, located approximately 8,000 ft north of the Severance zone. The Mountain View vein zone averaged about 15 ft in width and cut PermoTriassic metasediments near the contact with the Granite Range batholith. The mine was originally explored from underground by the Anaconda Company in 1938, under option from the original claimants. However, no commercial mineralization was defined.

From 1939 to 1941, the Burm-Ball Co. optioned the property and produced some gold ore from a winze sunk from the main (lower) adit level. Production was said to be 1,480 ounces of gold, 6,668 oz of silver, 11,000 pounds (lbs) of copper and 6,400 lbs of lead, mostly prior to 1940. This production was followed by intermittent unsuccessful attempts to rework the mine, most recently in 1961 and 1962.

There was little exploration or mining activity from 1940 until 1984, when the Mountain View area became the focus of a significant amount of exploration effort. The property was staked or re-staked in 1979 and there was visible activity at the time of a field examination in 1984 by NBMG staff geologists.

Rejuvenated exploration began with St. Joe in 1984 in the vicinity of the Mountain View mine and was followed by programs from US Borax in 1986, N.A. Degerstrom Inc. ("Degerstrom") from 1988 to 1990, Westgold in 1989, Canyon Resources Corp. ("Canyon") from 1992 to 1994, Homestake Mining Co. ("Homestake") from 1995 to 1996 and, finally, Franco-Nevada in 2000 and 2001.

In 1992, the Severance zone was discovered by Canyon in drill hole MV92-6, which intersected 400 ft of 0.017 oz/t gold. Canyon was in a joint venture with Independence Mining at that time and went on to acquire 100% ownership in 1995. Subsequently, Homestake entered into a joint venture agreement with Canyon, with Homestake as operator.

Geological Setting, Mineralization and Deposit Types

The Wildcat and Mountain View deposits both lie within the Great Basin, a region and geologic province within the North American Cordillera. The Great Basin is bounded by the Colorado Plateau on the east, Sierra Nevada on the west, Snake River Plain on the north, Garlock fault and Mojave block on the south, and is approximately 600 km by 600 km in size. The majority of the Great Basin is occupied by the state of Nevada. The evolution of geology in the Great Basin spans from the Archean to present.

The present-day surface geology of northwest Nevada, where both the Wildcat and Mountain View deposits are located, is at the intersection of two geologic domains, 1) the Western andesite assemblage, commonly referred to as the Walker Lane, and 2) the Bimodal basalt-rhyolite assemblage. Underlying these Western andesite assemblage and Bimodal basalt-rhyolite assemblage are Cretaceous granodiorites, Triassic sedimentary rocks, and Paleozoic metavolcanic rocks.

Rocks within the Western andesite assemblage are interpreted to have a tectonic setting related to subduction along the continental margin arc, have a high magmatic oxidation state, and are typified by andesite-dacite, minor rhyolite, and rare basalt. Gold deposits found in the Western andesite assemblage include the Comstock Lode, Goldfield and Tonopah.

The Bimodal basalt-rhyolite assemblage, the host assemblage of the Wildcat and Mountain View deposits, differs from the Western andesite assemblage in that these rocks are tectonically related to continental rifting, have a low magmatic oxidation state, and the most common rock types are basalt-mafic andesite and rhyolite with minor trachydacite. Aside from Wildcat and Mountain View, other gold deposits found within the Bimodal basalt-rhyolite assemblage are Fire Creek, Sleeper, Midas, Florida Canyon, and Hog Ranch. Located in northwestern Nevada, where the Walker Lane (Western andesite assemblage) and Bimodal basalt-rhyolite assemblages intersect, the project areas around Wildcat and Mountain View are clearly in a favourable geologic terrain for the formation of economic gold deposits.

The Wildcat and Mountain View deposits are both low-sulphidation (quartz-calcite-adularia-illite) epithermal gold deposits within the Biomodal basalt-rhyolite assemblage in the northwestern Great Basin.

Wildcat Deposit

The Wildcat deposit lies in the Seven Troughs Range, which is underlain by Triassic and Jurassic sedimentary rocks and has been intruded by Cretaceous granodiorite. Cenozoic igneous activity emplaced andesite, diorite, trachyte, trachyandesite, rhyolite and basalt domes and plugs. Cenozoic flows, pyroclastic debris, and vitrophyres of rhyolitic, trachytic and andesitic composition blanket much of the area, and these are broadly related to at least four intrusive events that are mappable on the surface at the Wildcat deposit. Post-mineral and Late Cenozoic conglomerates, basalt plugs and flows, tuffs, and Quaternary alluvium mask much of the area.

Deformation in the property area is varied and locally intense. Previous workers interpreted the presence of low-angle normal faults. High-angle normal faults at the deposit and along the range front are interpreted to be related to Basin and Range faulting and regional extension. The relationship between these is uncertain, though the low angle faults have both controlled mineralization and post-dated mineralization.

Cataclastic deformation has been described in the granodiorite and probably played a role in controlling the mineralization.

Precious metal mineralization at the Wildcat deposit occurs with low-temperature silica, chalcedony and pyrite and can be best-described as epithermal precious metal mineralization. The entire known deposit has a footprint approximately 1,500 m long, 1,500 m wide and 150 m deep, with some areas containing significantly higher gold mineralization than others. Principal controls on the mineralization are lithologic, high-angle faults, and the contact between the granodiorite and lapilli tuff breccia.

Precious metal mineralization is identified in two lithologies at Wildcat, the granodiorite and lapilli tuff breccia. Mineralization in the granodiorite is typically limited to discontinuous quartz veins that strike north-northeast, dip steeply (70° to 80°), display localized and intense acid-bleaching (kaolinization) in the adjacent host rock, and appear to occupy a set of faults shown to predate the bulk of magmatic-hydrothermal activity in the district. Typically, these veins range in thickness from 10 cm to 2.5 m.

Mountain View Deposit

The geology around the Mountain View deposit consists of Miocene volcanic and volcaniclastic sedimentary rocks, greenschist facies, Jurassic rocks, and a large granodiorite (99.9 Ma) intrusion just to the east of the deposit.

Mapping shows that the western portion of the property area consists of Quaternary alluvium and Miocene rocks, including mafic tuffs, rhyolite tuffs and flows, volcaniclastic sediments and basalts. At the range front, Miocene rocks are in the hanging wall of a structural contact with Cretaceous and Jurassic rocks. The normal range front fault on the western edge of the Granite range runs northwest-southeast, dips steeply southwest, and is has geometry consistent with broader Basin and Range faulting in northwestern Nevada.

Since the late 1980s two mineralized zones, Severance and Buffalo Hills, have been the target of exploration at Mountain View. The Severance area is where drilling during 2021 and 2022 was completed.

The Severance zone is hosted in the Severance Rhyolite (15.4 Ma). The deposit is located in the hanging wall of the northwest-striking southwest-dipping range-bounding fault on the western side of the Granite range. Juxtaposed to the zone, in the footwall side of this fault, is Cretaceous granodiorite. In only a couple of instances, the Severance rhyolite outcrops along the range front and drilling evidence suggests it occupies an area approximately 3,200 ft long and 1,000 ft wide. Much of the Severance zone is overlain by 500 ft to 700 ft of Quaternary alluvial cover.

A second body of rhyolite (Cañon Rhyolite) crops out near the Squaw Valley reservoir and is interpreted to extend to the northeast toward the Buffalo Hills zone, located approximately 5,000 ft to the west-northwest of Severance. The Cañon and Severance rhyolites are likely the same unit.

Structure on the property is dominated by northwest and northeast trending faults and fracture sets, though a number of north-south lineaments have been identified from aerial photographs. Major dip-slip offsets occur along the range-front fault system and these are, in turn, offset by the northeast trending structures. The latest movement on the range front fault system is interpreted to offset recent alluvium.

The mineralized zone at the Mountain View deposit has a roughly tabular shape, striking towards the northwest and dipping steeply to the southwest. The mineralization occurs beneath unconsolidated alluvium, between approximately 400 ft and 1,000 ft below surface. Two different styles of epithermal gold mineralization are recognized as occurring on the deposit:

Sheeted quartz veins within Permo-Triassic units at the old Mountain View mine.

Multi-stage hydrothermal breccias and veins cutting Cenozoic rhyolites at the Severance zone area.

Both styles of mineralization are interpreted to be the same age and are products of the same mineralizing event. Potassium-argon dating indicates that the age of mineralization is approximately 14 Ma to 15 Ma.

Both types of mineralization are geochemically similar, with high arsenic, mercury and antimony levels, low base metal levels, and high silver to gold ratios of approximately 7:1. Petrographic and microprobe work by Homestake on high grade gold samples from the Severance deposit has identified abundant silver selenides and coarse grains of electrum.

The high-grade zones at the Severance zone occur along northwest and east-northeast trending structures.

Low sulphidation epithermal mineralization at the Severance zone has been interpreted as a somewhat planar zone of low to moderate grade gold mineralization, hosted primarily by the Severance Rhyolite. The zone has a roughly tabular shape striking toward the northwest and dipping steeply toward the southwest, roughly parallel with the interpreted orientation of the range-front fault. The mineralization occurs beneath the unconsolidated alluvium at the top of bedrock. Several small high-grade zones are interpreted as being strongly structurally controlled and are completely encompassed by lower grade mineralization. They are interpreted to have generally northwest trending and northeast trending cross-cutting orientations.

Exploration

Millennial, prior to the acquisition by Integra, undertook a mapping and surface sampling program at Wildcat during the 2021 and 2022 field seasons.  The aim of this program was to identify areas of interest for additional exploration drilling and to gain a broader understanding of the mineral potential of Wildcat.  In addition to trying to collect high-grade samples, Millennial sampled each mapped lithology on the property, thus gaining a comprehensive and representative understanding of which lithologies and areas have the best potential for hosting potentially economic gold mineralization.

A field mapping program of the lithology, alteration and geological structures was carried out by Millennial at Wildcat. Field mapping covered the entire Wildcat deposit area, but particular attention was given to the main Wildcat deposit area. Results of the mapping and exploration campaigns indicated that there is good potential for additional mineralization.

Neither Millennial nor Integra has undertaken any surface exploration at Mountain View.

Drilling

Wildcat Deposit

In 2022, Millennial completed a 12-hole (1,297.99 m) drill program on the Wildcat deposit, totalling 1,297.99 m.

Historical drilling provided ample evidence for a gold deposit at Wildcat and, thus the 2022 drill holes were designed to primarily collect metallurgical and geotechnical information. Each hole drilled in 2022 intersected mineralization within the planned oxide open pit. Holes WCCD-0005, WCCD-0010 and WCCD-0012, intersected mineralization outside the previous 2020 mineral resource pit shell, suggesting there is additional mineralization at Wildcat and that further exploration is warranted.

Mountain View Deposit

The drill program at Mountain View consisted of 32 drill holes, totalling 8,107.6 m. Two of the holes, MVRC-0001 and MVRC-0002 were drilled using reverse circulation. These holes were drilled with an RC685 drill rig. Twenty-five of the holes drilled at Mountain View were diamond bit core holes that were all collared using a PQ hole diameter. One hole, MVCD-0015 had to be reduced twice in size while drilling, from PQ to HQ and from HQ to NQ, due to difficult drilling conditions. Five holes (MVCD-0001A, 0011, 0012, 0013 and 0014) were collared with reverse circulation drilling and then transitioned to PQ diamond core drilling closer to the interpreted location of the mineralization. Core holes were drilled with CT14 and CT20 drill rigs.

Throughout the program, drilling conditions were difficult, and nine holes were lost.

Historical drilling provided ample evidence for a gold deposit at Mountain View, and holes for the Millennial drilling campaign were designed primarily to collect metallurgical and geotechnical information, while focusing on minimal environmental disturbance. The program was designed to confirm continuity of the mineralization in a number of areas within the deposit.

Over 50% of the holes drilled at Mountain View in 2021 and 2022 intersected mineralization, suggesting that the mineralization is fairly continuous. Some drill holes intersected economic gold grades outside the area of the pit designed for the PEA and this tends to reinforce the hypothesis that there are areas with the potential to host additional economic mineralization at Mountain View.

Sampling, Analysis and Data Verification

Sample handling and security procedures were managed by Millennial personnel. These procedures are described below:

Following extraction from the core tube, diamond drill core is placed in wax-impregnated core boxes with depths marked by wooden marking blocks. The boxes were labelled with the drill hole number, the box number, and the depth interval, then lidded and stacked. Boxes were picked up on a regular basis and delivered to the core logging facilities. Wildcat samples were delivered to the core logging facility in Lovelock (Nevada) and Mountain View samples were delivered to a core logging facility in Gerlach (Nevada).

At the core logging facility, drill core is marked with footage depths and recovery and rock quality are measured and recorded using MX Deposit database. Geological logs (Lithology, Alteration, Oxidations, Structures) and sample intervals are marked with aluminum tags and unique sample identification numbers, and input into MX Deposit as well. Drill core was then photographed and sent to the core cutting facility. Millennial core cutters half cut the drill core using a Corewise Automatic Core Saw. Half the core is placed back in the core box and the other half is placed in a sample bag, labelled with the corresponding sample identification number. Boxes of half cut core are palleted and moved to core storage. Sample bags are moved to a staging area for dispatch to AAL.

During staging for dispatch, standard and blank samples are inserted into the sample sequence for QA/QC. Bagged samples are then placed in rice bags in groups of five to ten samples, depending on weight. Rice bags are labelled with a unique shipment ID and sequential numbering. A sample list and sample submittal form are inserted into the first bag for each shipment. All samples were delivered to AAL by Millennial staff. Chain of custody forms are signed by Millennial and AAL staff.

Samples are dried and crushed to a size of -6 mesh and then roll-crushed to -10 mesh. Two-kilogram splits of the -10-mesh materials are pulverized to 95% passing -150 mesh. 30-gram aliquots are then analyzed for gold by fire-assay fusion with ICP finish. Silver and 38 major, minor and trace elements are determined by ICP and ICP-MS, following a 5-acid digestion of 0.50-gram aliquots. Samples that assay greater than 10 g Au/t are re-analyzed by fire-assay fusion of 30-gm aliquots with a gravimetric finish. Samples with greater than 100 g Ag/t are also re-analyzed by fire-assay fusion with a gravimetric finish.

Quality Assurance/Quality Control Programs ("QA/QC")

The following summarizes the 2022 QA/QC program for samples from Wildcat and Mountain View:

Calibration and repeatability of measurements are monitored by the use of CRMs. This part of the QA/QC program allows for verification of the proper calibration of the laboratory analytical equipment (AA, ICP or ICP-MS), the possible analytical drift of equipment, and the accuracy and precision of the measurements. It assists in the detection of any potential systematic errors and identifies the need for implementation of corrective actions.

Contamination during preparation is monitored by the routine insertion of coarse barren material (a "blank"), that goes through the same sample preparation and analytical procedures as the core samples. Elevated values for blanks may indicate sources of contamination in the fire assay procedure or sample solution carry-over during instrumental finish. The blank samples used at both Wildcat and Mountain View were white pebbles or coarse marble chips purchased from a hardware store.

Samples variability and representativeness of the sampling is assessed using duplicate samples. The duplicate samples are prepared by the laboratory after the crushing of original samples. The duplicates assay informs on the repeatability of the grade, providing useful information on the nugget effect and sampling error related to the homogeneity present in the samples.

Data Verification

During applicable site visits, a third-party consultant focussed his inspection on the verification of drilling methodology and procedures, drill logging and sampling procedures and the QA/QC procedures. Logging procedures and sampling of the core were discussed along with the insertion of standards, blanks and duplicate samples. A number of samples from the Nevada North Project were chosen for independent re-assaying, under the third-party consultant's control.

Mineral Processing and Metallurgical Testing

Historical metallurgical testwork has been undertaken on both the Wildcat and Mountain View deposits and Millennial, prior to its acquisition by Integra, undertook further testwork, summarized below.

Wildcat Deposit

The composite samples selected by Millennial to represent typical oxide mineralization within the Wildcat mineral resources were amenable to heap leaching. Column leach tests suggest that gold extractions of around 60% to 80% could be achieved for the predominant mineralization-type (oxide rhyolite volcaniclastic) under typical design conditions. Gold recoveries of about 50% from oxide granodiorite were achieved from column leach tests. Corresponding silver extractions of between 20% to 30% would be expected from oxide mineralization. Column test results using sulphide mineralization suggested that this material was not amenable to heap leaching.

Bottle roll tests with both coarse and fine material indicated a significant negative relationship between gold recovery and sulphur content, with a steep drop off of gold extraction with sulphide sulphur assays higher than 0.3%. Silver recoveries also tended to reduce with higher sulphur.

Bottle roll cyanide and lime requirements for oxide rhyolite volcaniclastic samples tested were reasonable, typically about 0.2 kg NaCN /t and 1.4 kg lime /t. However, reagent requirements for the oxide granodiorite samples were significantly higher. Corresponding cyanide consumptions for the column tests were 3 to 5 times higher, primarily due to long extended leaching times.

Hydraulic conductivity testing showed that permeability was high for the P80 9.5 mm oxidized rhyolitic volcaniclastic samples (4832-002 and 003), although it was lower for 4832-001, the oxidized granodiorite composite. This result suggests that oxidized granodiorite may require cement agglomeration or blending with high permeability material.

During the column tests there was very little slumping (typically less than 1%) and there were no issues with solution channelling or fines migration during leaching.

Wildcat samples were classified as "very soft" in terms of crusher work index and "moderate to very abrasive" based on Bond abrasion index tests.

Mountain View Deposit

The Mountain View composite samples selected by Millennial to represent typical oxide mineralization within the mineral resources were amenable to heap leaching. Column leach tests suggest that high gold extractions (>90%) could be achieved under typical design conditions. Corresponding silver extractions of around 20% would be expected.

Bottle roll and column leach tests on transition mineralization, which would be found at the deposit oxide-sulphide boundaries, suggest that gold extraction from this material will be about 30% lower than gold extraction from oxide mineralization.

Bottle roll cyanide and lime requirements for all samples tested were reasonable, averaging 0.2 kg NaCN/t and 1.82 kg lime/t for the P80 75 µm tests. Cyanide consumptions for the column tests were relatively high (up to 2.14 kg NaCN/t), primarily due to long extended leaching times.

Hydraulic conductivity testing showed that permeability was high for all the P80 19 mm oxide samples.

During the column tests, there was very little slumping (typically less than 1%) and there were no issues with solution channeling or fines migration during leaching.

Mountain View samples were classified as "very soft" in terms of crusher work index and "moderately abrasive to abrasive" based on the Bond abrasion index tests.

Preliminary flotation tests on four transition and sulphide variability samples gave gold recoveries between 59% and 78%.

Mining Operations

Economic pit limit analysis for the Nevada North Project was carried out using the Lerchs-Grossmann algorithm, incorporating economic and geometrical parameters provided for the Nevada North Project. Various mining and processing scenarios based on different throughput rates were examined.

Pit Optimization Parameters

For all scenarios, leaching is assumed to be conducted in a valley for the Wildcat deposit and adjacent to the pit for the Mountain View deposit. A conveyor is included in the Wildcat scenario to transport crushed ore from the crusher to the leach pad.

Recoveries were based on the results of metallurgical testwork conducted.

Geometrical parameters typically include property boundaries, royalty boundaries, and pit slope parameters. Recent pit slope stability studies provided recommendations for the design parameters. These recommendations were incorporated into the optimization work, ensuring that the pit slopes maintain stability and meet the necessary safety standards.

The pit design was developed using the optimized pit shells. This pit design was created to ensure efficient access for equipment and personnel involved in the mining operations.

Wildcat Pit Design

The Wildcat pit was divided into two main pits, each consisting of two phases, along with the addition of two satellite pits, resulting in a total of six phases in the design. It is planned to mine all six phases simultaneously to achieve a well-blended production.

The two main phases, Phase 1 and Phase 2, were further divided into initial pushbacks, denoted as Phase 1A and Phase 2A, as well as final phases. This subdivision allows for efficient sequencing of mining activities and facilitates the optimal utilization of equipment and personnel.

The mineral resources within the final pit designs were estimated using a volumetric report. Due to lower recovery rates in the fresh material at the Wildcat deposit, only oxide and transition material from the pit was included for processing in the production schedule.

Mountain View Pit Design

The Mountain View deposit consists of a single main pit, which is divided into two phases: Phase 1 and Phase 2. Both phases are mined simultaneously. The primary objective of the pit design was to achieve a balance between material flows and the cost/revenue streams.

Wildcat Waste Disposal

The site at Wildcat has varying topography with very few level areas upon which to locate a waste dump. Two waste storage areas were designed for the Wildcat deposit with the south waste dump primarily accommodating material from Phase 2A and Phase 2F, while the north dump is designated for the remaining phases.

The waste dump designs were based on a bench face angle of 35º, with 15-m lift heights. Catch benches measuring 24 m were incorporated on each lift, resulting in an inter-ramp angle of 18°. The road to the dump is 30 m wide with a gradient of 10%. This configuration allows for final reclamation at the overall slope. In-pit dumping was also included in the mine plan.

The total dump capacity at Wildcat is 22.5 million tonnes, considering a swell factor of 1.25 and a loose density of 2.2 tonnes per cubic metre (t/cm3).

Mountain View Waste Disposal

The site at Mountain View slopes to the southwest. The design for Mountain View incorporates a waste dump, based on the same parameters as at Wildcat. The dump is situated to the south of the pit, with a 100 m buffer around the pit edge and two main ramps to facilitate short hauling from the Phase 1 and Phase 2 pit exits.

The total dump capacity at Mountain View is 105.4 million tonnes, considering a swell factor of 1.25 and a loose density of 2.0 t/m3.

Mineralized Material Stockpile Facilities

Two mineralized material stockpiles have been designed, one for each deposit, utilizing the waste dump design criteria. The stockpiles were designed with a bench face angle of 35º, 15-m lift heights, and catch benches of 24 m, resulting in an inter-ramp angle (IRA) of 18°.

At Wildcat, a small stockpile with a capacity of 0.5 million tonnes has been designed. This stockpile primarily serves the purpose of blending to maintain the granodiorite ratio in the feed below 15%.

At Mountain View, a larger stockpile with a capacity of 9.2 million tonnes is planned to store mineralized material during the pre-stripping period before processing commences. The stockpile capacities have been estimated using a swell factor of 1.25 and a loose density of 2.2 t/m3.

Production Scheduling

The mine production schedule was created with a cut-off grade of 0.15 g/t of gold applied to all material across both deposits.

Various scenarios were run to determine the optimal processing rate. The scenarios ranged from 10,000 t/d to 30,000 t/d, in increments of 5,000 t/d. The highest NPV for Wildcat was achieved at a processing rate of 30,000 t/d, while Mountain View showed the highest NPV at a rate of 20,000 t/d.

To minimize capital requirements and maximize NPV, the Nevada North Project has been designed to share resources. Consequently, a processing rate of 30,000 t/d was retained for the Nevada North Project. However, due to factors such as high stripping ratios, bench advance rates, and mining rate constraints, the processing capacity at Mountain View is not optimized.

The scheduling process was designed to optimize NPV and IRR. There is synergy between the Wildcat and Mountain View operations, with shared resources enhancing operational efficiency.

Production at Wildcat is scheduled to commence in Year 1, with construction of Phase 1 of the heap leach pad. The objective is to maximize the processing rate and generate cash to fund the expansion of the leach pad. Additional mining resources will be acquired and allocated to Mountain View from Year 5 to Year 7, during which pre-stripping activities will be initiated. Leachable material will be stockpiled during this period. In Year 7, Wildcat will be completed, and the remaining mining resources will be relocated to Mountain View to increase the mining rate. The processing facilities, including the crusher and plant, will also be relocated from Wildcat to Mountain View, and metal production will commence at the Mountain View site in Year 7. Table 1.7 summarizes the mine production schedule for the Nevada North Project.

Mine Equipment Requirements

Owner mining was selected over more costly contract mining. The production schedule, along with additional efficiency factors, performance curves, and productivity rates, was utilized to calculate the hours required for primary mining equipment to meet the production schedule. The primary mining equipment includes drills, loaders, hydraulic shovels, and haul trucks.

In addition to the primary mining equipment, provision has been made for support equipment, blasting equipment, and mine maintenance facilities.

Mine Operations Personnel

Based on the production schedule and equipment requirements, the estimate for mine operations personnel was performed. The mine is expected to operate 24 h/d, employing three crews of workers who will work 12-hour shifts on a fourteen-days on and seven-days off rotation. These crews will alternate between day shift and night shift.

Processing and Recovery Operations

Run-of-mine ("ROM") material will be truck dumped into the primary jaw crusher feed hopper. The undersize ore will be scalped prior to the jaw crusher by a grizzly screen and deposited on the secondary crusher feed conveyor. The undersize ore and primary crushed ore will be screened with oversize crushed by secondary and tertiary cone crushers. Material will then be dosed with lime and conveyor stacked on the leach pad.

The stacked ore will be leveled and ripped by a dozer prior to the deployment of drip emitters. Dilute cyanide solution (NaCN) will be applied to the mineralization. The cyanide solution will flow through the heap by gravity and report to a pregnant solution tank within the pregnant solution pond.

The pregnant solution will be pumped through a series of activated carbon beds to remove the gold. The barren solution will be dosed with additional cyanide and anti-scalant and recirculated back to the heap. The activated carbon will be advanced counter-current to the solution. The loaded carbon will be transferred to an acid wash / elution circuit to remove contaminants and gold from the carbon. The carbon will then be re-introduced to the adsorption circuit. After year 7 of operation, loaded carbon from Wildcat will be shipped by tanker trailers for acid wash / elution at the Mountain View facility.

After stripping of metals at the Adsorption, Desorption, Recovery ("ADR") plant, the carbon will be sized, washed in dilute hydrochloric acid, neutralized, regenerated in a kiln, and then recycled into the carbon column. Some additional carbon will be added to account for carbon losses in the system.

Material from the elution circuit will be smelted into doré bars to be sold to a gold refinery.

For each of Wildcat and Mountain View, facilities will include a single large leach pad, a single process pond (barren/pregnant pond), an emergency drain-down pond, carbon columns, an ADR plant, a laboratory and the other associated facilities.

Energy requirements were estimated at approximately 49,000,000 kWh/y for Wildcat and approximately 40,400,000 kWh/y for Mountain View. Power will be generated on site, using LNG generators, at an estimated cost of US$0.13/kWh.

Reagents and consumables were estimated using the metallurgical testwork performed at McClelland. Reagent costs were estimated using actual quotes for lime, cyanide and carbon) and benchmark costs for lesser items.

Water will be supplied from wells near the processing facility. The Wildcat processing facility will need approximately 800 gpm (600 gpm at Mountain View) of make-up water to saturate new mineralization stacked, provide dust control, and off-set evaporation. In addition, it is estimated that 100,000 m3 (approximately 80 acre-feet) per year will be required for mining activities (including dust control) per year.

Infrastructure, Permitting and Compliance Activities

All buildings at the Nevada North Project will be designed using modified shipping containers/conexes on a concrete floor, with a prefabricated roof anchored to the containers. This will allow buildings to accommodate storage, offices, change rooms, and restrooms. The following buildings are planned for both Wildcat and Mountain View: maintenance facility, warehouse, process facility, and assay laboratory.

A separate process facility will be installed at each of Wildcat and Mountain View. The Wildcat facility will be larger and will include a barren solution tank, a vertical carbon-in-column ("VCIC"), an elution circuit, a refining circuit, reagent tanks, carbon holding tanks, and a tanker bay. The smaller Mountain View process facility will include a barren solution tank, a VCIC, carbon holding tanks and a tanker bay. The reagent tanks will be insulated and in containment external to the building. Both processing facilities will be erected on a concrete containment which will drain to the pregnant solution pond.

The preliminary designs for the Wildcat and Mountain View heap leach pads were prepared in accordance with the requirements outlined in the State of Nevada Regulations, Nevada Administrative Code (NAC) 445A Governing the Design, Construction, Operation and Closure of Mining Operations.

Both the Wildcat and Mountain View deposits will use conventional open pit mining techniques. For both sites, mineralized material will be produced from the respective deposits, with recovery utilizing a conventional cyanide heap leach process. This will consist of a non-impounding leach pad, with composite lining and solution collection systems. The Wildcat pad will have a total lined area of approximately 10.0 million square feet (ft2), (0.93 Mm3) and the Mountain View pad will have a total lined area of approximately 5.9 million ft2 (0.54 Mm3). Mineralized material for both pads is planned to be placed to a maximum height up to 330 ft.

The Wildcat pad will have a capacity of approximately 70 million metric tonnes (approximately 77.2 million short tons) of mineralized material based on an estimated dry unit weight of 1.6 kg/m3 (100 lb/ft3). The Mountain View pad will have a capacity of approximately 31 million metric tonnes (approximately 34.2 million short tons) of mineralized material also based on an estimated dry unit weight of 1.6 kg/m3 (100 lb/ft3).

For both Wildcat and Mountain View, barren leach solution (BLS) is assumed to be applied to each pad at a rate of 0.0025 gpm/ft2 to 0.003 gpm/ft2 with a total flowrate of approximately 2,500 gpm. Collection and recovery of pregnant leach solution at the toe of both pads will be via gravity flow, promoted using an integrated piping network.

For the purposes of heap sizing and stacking, the recovery cycle for Wildcat was estimated at 45 days, and the recovery cycle for Mountain View was estimated at 35 days.

Both of Wildcat and Mountain View will require permitting through the same state and federal regulatory agencies. County level permitting will be separate permitting paths. As a result, the type of permits required as well as the permitting process, costs and associated timelines for both Wildcat and Mountain View will generally be similar.

Exploration Plan of Operations/Reclamation Permit Applications ("ExPO") for both Wildcat and Mountain View were submitted in 2023 to the BLM and Nevada Division of Environmental Protection - Bureau of Mining Regulation and Reclamation ("NDEP-BMRR"). The ExPOs will allow for large scale mineral exploration and additional baseline data collection for the mine-level projects at both sites. Exploration baseline data collection at both Wildcat and Mountain View has been conducted in support of the ExPO since 2021, with some of the data being relevant to future mine-level permitting. These baseline reports have been submitted to the BLM and are currently under review. Once accepted the baseline data will be utilized to analyze the potential impacts of both Wildcat and Mountain View exploration level under the NEPA which mandates federal agencies to analyze and consider likely environmental impacts of a proposed action and alternatives of a project occurring on federal land. The exploration projects will most likely be analyzed through the development of a separate Environmental Assessment ("EA") for each location. Once the Nevada North Project has been analyzed, exploration-level activities will be authorized by the BLM and NDEP-BMRR. No significant additional permitting will be required for exploration level operations.

Integra will then develop a MPO for each of Wildcat and Mountain View. Initial engagement with the BLM regarding the MPO for each of Wildcat and Mountain View has already occurred. Approval of the MPO requires an environmental analysis be performed by the BLM under NEPA. This analysis will be presented in either an EA or an EIS which is the major Federal permitting requirement for Wildcat and Mountain View. The Finding of No Significant Impact ("FONSI") or the ROD will be the final approval and will allow mine-level operations to proceed. Mine level activities are most often analyzed with an EIS but can be analyzed with an EA if the operation would not result in significant impacts. A brief outline of the EIS schedule follows:

  Begin baseline studies and engage with BLM (Months 1 to 24).
  Prepare and submit Plan of Operations and other local and state permit applications (Months 20 to 30).
  Prepare and issue draft EIS including public review (Months 25 to 42).
  Final EIS and ROD (Months 42 to 44).

This schedule assumes a best-case scenario of approximately three and a half years and assumes a concurrent baseline data collection program. There are currently no know environmental issues at either the Nevada North Project that would drastically delay the schedule.

Internal Controls Disclosure

The Company has internal controls for reviewing and documenting the information from exploration activities, describing the methods used, and ensuring the validity of the information.

Information that is used to compile mineral resources and reserves is prepared and certified by appropriately qualified persons at the location of drilling or other exploration activities and is subject to our internal review process which includes review by appropriate project management and the Company's corporate qualified person.  The corporate qualified person presents the technical information to the Technical & Safety Committee members for their review.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Selected Consolidated Financial Information

The following table sets forth selected consolidation information of the Company as of December 31, 2023, 2022, and 2021, prepared in accordance with IFRS. The selected consolidated financial information should be read in conjunction with the Company's audited annual consolidated financial statements for the years ended December 31, 2023 and 2022.

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Exploration and evaluation expenses	(22,009,119)	(13,467,035)	(25,797,910)
Operating loss	(28,430,663)	(19,212,921)	(31,702,931)
Other income (expense)	(585,606)	(594,100)	(1,230,714)
Net loss	(29,016,269)	(19,807,021)	(32,933,645)
Net loss per share	(0.52)	(0.71)	(1.45)
Other comprehensive income (loss)	77,070	(663,590)	480,751
Comprehensive loss	(28,939,199)	(20,470,611)	(32,452,894)
Cash and cash equivalents	8,815,290	15,919,518	14,337,078
Exploration and evaluation assets	68,402,183	40,801,924	56,491,140
Total assets	82,388,987	61,422,237	75,160,191
Total current liabilities	16,671,379	15,390,668	5,719,241
Total non-current liabilities	25,197,362	24,708,404	40,365,947
Working capital (deficit) *	(6,803,922)	1,603,220	9,387,223
Working capital (deficit) - excluding
convertible debt liability	3,839,810	11,651,434	9,387,223

*Working capital includes convertible debt liability. The convertible debt is required to be included under short term liabilities given that it is convertible at the option of the lender. The maturity of the convertible debt is August 2025 and the Company has the option to extend the term by an additional 12 months.

In the current year, the Company reclassified its site support costs from general and administration ("G&A") expenses to exploration and evaluation expenses. The new classification has not impacted the operating loss, as the Company expenses all exploration and evaluation costs. Comparative numbers have been reclassified to conform with the current's period reclassification.

The operating losses for the years ended December 31, 2023, 2022, and 2021 were mostly driven by exploration and evaluation expenses, as well as head office G&A expenses.

Other income/expenses for the year ended December 31, 2023 was mostly driven by the interest and accretion expenses related to the convertible debt (non-cash), and reclamation accretion expenses (non-cash), partly offset by interest and rent income, change in fair value of derivatives (non-cash), and foreign exchange gain. Other income/expenses for the year ended December 31, 2022 were mostly driven by the reclamation accretion expenses (non-cash), interest and accretion expenses related to the convertible debt (non-cash), partly offset by interest and rent income, change in fair value of derivatives (non-cash), and foreign exchange gain. Other expenses for the year ended December 31, 2021 were mostly due to reclamation accretion expenses and foreign exchange loss, partly offset by interest and rent income.

Other comprehensive income (loss) amounts are related to the foreign exchange translation adjustment.

Total assets in the current year ended December 31, 2023 increased compared to the year ended December 31, 2022, mostly due to an increase in exploration and evaluation assets (related to the acquisition of Millennial).  Total assets in the year ended December 31, 2022 decreased compared to the year ended December 31, 2021, mostly due to a decrease in exploration and evaluation assets (resulting from a reclamation adjustment), partially off-set by a slight increase in cash and pre-paid expenses.

Working capital in the current year ended December 31, 2023 decreased compared to the year ended December 31, 2022 mostly due to cash expenditures on increased exploration and evaluation activities. The Company's working capital in the current period, excluding the convertible debt liability, was $3,839,810. Working capital in the year ended December 31, 2022 decreased compared to the year ended December 31, 2021 due to the convertible debt being classified as a current liability. The Company's working capital, excluding the convertible debt liability, was $11,651,434, which represents an increase compared to the year ended December 31, 2021, mostly due to an increase in cash in the year ended December 31, 2022, as a result of the Company's August 2022 equity financing and proceeds from the convertible debt initial advance.

Total current liabilities slightly increased in the current year ended December 31, 2023 compared to the year ended December 31, 2022, as a result of an increase in convertible host liability (due to increased loan interest rate), increases in trade and other payables and due to related parties. These increases were partially offset by a decrease in the convertible derivative component (due to a decrease in share price). Total current liabilities increased in the year ended December 31, 2022, when compared to the year ended December 31, 2021, due to the convertible debt loan being classified as a current liability, despite the fact that the maturity date of this loan is in August 2025.  The Company adopted IAS 1 amendments in 2022 and classified the liability portion of the convertible debt as a current liability, in accordance with these amendments. As a result, the Company reported lower working capital in the year ended December 31, 2022.  Total non-current liabilities slightly increased in the current year ended December 31, 2023 compared to the year ended December 31, 2022 mostly due to the reclamation liability increase and an increase in long-term lease liability, due to the Millennial merger in the current year (all details on the merger are included in the Company's audited consolidated financial statements. Total non-current liabilities decreased in the year ended December 31, 2022 compared to the year ended December 31, 2021 mostly due to a change in reclamation liability assumptions around inflation and discount rates.

Exploration and Evaluation Assets Summary:

	Idaho Properties	Nevada & Arizona Properties	Total
Balance at December 31, 2021	$56,491,140	-	$56,491,140
Land acquisitions/option payments	90,000	-	90,000
Legal fees	14,987	-	14,987
Reclamation adjustment*	(15,864,249)	-	(15,864,249)
Depreciation**	(7,404)	-	(7,404)
Total	40,724,474	-	40,724,474
Advance minimum royalty	77,450	-	77,450
Balance at December 31, 2022	40,801,924	-	40,801,924
Land acquisitions/option payments	39,000	2,800,000	2,839,000
Millennial acquisition	-	24,523,830	24,523,830
Legal fees	93,882	12,014	105,896
Reclamation adjustment*	16,486	-	16,486
Depreciation**	(7,403)	-	(7,403)
Total	40,943,889	27,335,844	68,279,733
Advance minimum royalty	97,450	25,000	122,450
Balance at December 31, 2023	41,041,339	$27,360,844	$68,402,183

*Reclamation adjustment is the change in present value of the reclamation liability, mainly due to changes to inflation rate and discount rate.

**A staff house building with a carrying value of $187,150 has been included in the DeLamar property. This building is being depreciated.

The Company spent $22,009,119 in exploration and evaluation activities during the year ended December 31, 2023 (December 31, 2022 - $13,467,035; December 31, 2021 - $25,797,910). In the current fiscal year, the Company reclassified its site support costs to the Exploration and Evaluation expenses. These costs include all the support staff (such as site accounting team, site management, safety, equipment operators, et cetera) and project related G&A costs (such as fees on the surety bond, insurance, staff house, Boise office, rental apartment, software and other G&A fees). Historically, the Company has classified those costs as "General & Administration" expenses in the Consolidated statements of operations and comprehensive loss. The reclassification does not impact the operating loss, as the Company also expenses Exploration and Evaluation costs. Comparative numbers have been reclassified to conform with the current's period reclassification. Recognizing that site support costs are integral to the exploration and development project activities, management has carefully evaluated this alignment and concluded that classifying these expenses under Exploration and Evaluation Expenses offers a more accurate and transparent reflection of the nature of those costs. The site support expenses are now reported in the table below.

The following tables outline the Company's exploration and evaluation expense summary for the years ended December 31, 2023, 2022, and 2021:

Exploration and Evaluation Expense Summary (2023):

	Idaho Properties

December 31, 2023	DeLamar Project	Other Idaho deposits	Joint expenses	Total Idaho Properties
Contract exploration drilling	2,056,797	-	-	2,056,797
Contract metallurgical drilling	1,487,545	-	-	1,487,545
Contract condemnation drilling	425,773	-	-	425,773
Contract geotech drilling	324,752	-	-	324,752
Contract ground water drilling	144,465	-	-	144,465
Exploration drilling - other drilling labour & related costs	49,834	-	-	949,834
Metallurgical drilling - other drilling	626,837	-	-	626,837
labour & related costs
Condemnation drilling - other	193,291	-	-	193,291
drilling labour & related costs
Other exploration expenses*	817,672	1,376	-	819,048
Other development expenses**	2,871,803	-	-	2,871,803
Land***	494,482	22,602	192,225	709,309
Permitting	4,864,302	-	-	4,864,302
Metallurgical test work	429,796	-	-	429,796
Technical reports and engineering	1,924,133	-	-	1,924,133
External affairs/Community engagement	410,020	-	-	410,020
Site support expenses****	1,953,716	-	-	1,953,716
Total	$19,975,218	$23,978	$192,225	$20,191,421

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

  **Includes development G&A expenses and payroll

  ***Includes BLM and Idaho Department of Land ("IDL") annual fees, consulting, property taxes, legal, etc. expenses

  ****Includes site G&A expenses

	Nevada & Arizona Properties (post-acquisition period)
December 31, 2023	Nevada North Project	Other Nevada & Arizona	Total Nevada & Arizona Properties
Other exploration expenses*	12,988	71,532	84,520
Other development expenses**	545,088	-	545,088
Land***	245,106	250,831	495,937
Permitting	237,634	-	237,634
Metallurgical test work	9,699	-	9,699
Technical reports and engineering	186,585	-	186,585
External affairs/Community engagement	56,357	-	56,357
Site support expenses****	201,878	-	201,878
Total	$1,495,335	$322,363	$1,817,698

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

**Includes development G&A expenses and payroll

***Includes BLM and Arizona State Lands Department annual fees, consulting, property taxes, legal, etc.  expenses

****Includes site G&A expenses

Exploration and Evaluation Expense Summary (2022):

	Idaho Properties

December 31, 2022	DeLamar Project	Other Idaho deposits	Joint expenses	Total
Contract exploration drilling	$1,478,499	$-	$-	$1,478,499
Contract metallurgical drilling	657,499	-	-	657,499
Contract condemnation drilling	216,877	-	-	216,877
Contract geotech drilling	222,876	-	-	222,876
Exploration drilling - other drilling labour & related costs	1,044,311	10,779	-	1,055,090
Metallurgical drilling - other drilling labour & related costs	310,344	-	-	310,344
Condemnation drilling - other	307,833	-	-	307,833
drilling - labour & related costs
Other exploration expenses*	902,744	2,492	-	905,235
Other development expenses**	1,785,320	-	-	1,785,320
Land***	332,962	22,602	223,164	578,728
Permitting	3,019,675	-	-	3,019,675
Metallurgical test work	339,322	-	-	339,322
Technical reports and engineering	835,591	-	-	835,591
External affairs / Community engagement	276,444	-	-	276,444
Site support expenses****	1,477,701	-	-	1,477,701
Total	$13,207,998	$35,873	$223,164	$13,467,035

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

**Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

****Includes site G&A expenses

Exploration and Evaluation Expense Summary (2021):

	Idaho Properties
December 31, 2021	DeLamar Project	Other Idaho deposits	Joint Expenses	Total
Contract exploration drilling	$6,253,809	$1,673,547	$-	$7,927,356
Contract metallurgical drilling	424,819	-	-	424,819
Contract condemnation drilling	226,752	-	-	226,752
Exploration drilling - other drilling labour & related costs	3,390,088	1,044,078	-	4,434,166
Metallurgical drilling - other drilling labour & related costs	196,570	-	-	196,570
Condemnation drilling - other	124,235	-	-	124,235
drilling - labour & related costs
Other exploration expenses*	1,601,903	239,591	-	1,841,494
Other development expenses**	1,664,611	-	-	1,664,611
Land***	335,420	24,588	236,426	596,434
Permitting	4,357,412	-	-	4,357,412
Metallurgical test work	418,839	-	-	418,839
Technical reports and engineering	1,640,468	-	-	1,640,468
External affairs / Community engagement	219,238	-	-	219,238
Site support expenses****	1,725,516	-	-	1,725,516
Total	$22,579,680	$2,981,804	$236,426	$25,797,910

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

**Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

****Includes site G&A expenses

Results of Operations

Year-Ended December 31, 2023

Net loss for the year ended December 31, 2023 was $29,016,269 and the comprehensive loss $28,939,199, compared to a net loss of $19,807,021 and a comprehensive loss of $20,470,611 for the year ended December 31, 2022.

Overall, operating expenses were higher in the current year mostly due to an increase in exploration and development expenses, compensation and benefits, corporate development and marketing, office and administration expenses, and professional fees. Other expenses were slightly lower in the current year (other expenses) comparing to the same period last year (other expenses) mostly due to higher interest income and change in fair value of derivatives (non-cash) in the current year, partly offset by higher convertible debt interest and accretion expenses in the current year.

In the current year, the Company reclassified its site support costs from general and administration expenses to the exploration and evaluation expenses. Comparative numbers have been reclassified to conform with the current's period reclassification.

The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $22,009,119 in exploration and development expenses during the year ended December 31, 2023 (December 31, 2022 - $13,467,035). The difference is mostly due to increased drilling, permitting and engineering activities in the current year.
  Compensation and benefits: these expenses amounted to $2,391,983 in the current year (December 31, 2022 - $1,727,065). The increase is mostly due to the salary expenses and bonus accruals for the new corporate employees retained in connection with the Millennial Transaction, and severance payments in the current year.
  Stock-based compensation: the Company incurred $1,097,850 in stock-based compensation in the current year (December 31, 2022 - $1,742,511). The variance is due to the timing of vesting of equity incentive awards granted from 2018 to 2023.
  Office and administration: the Company incurred $758,761 in expenses during the current year (December 31, 2022 - $506,704). The difference is mostly due to the higher costs related to the Millennial Transaction, such as the additional IT support, training, and increased travel to the project sites in the current year.
  Professional fees: the Company incurred $533,494 in expenses during the current year (December 31, 2022 - $315,293). The difference is mostly due to higher legal, accounting, tax, and consulting fees in the current year. These fees are mostly related to the Millennial Transaction.
  Corporate development and marketing: the Company incurred $401,565 in expenses during the current year (December 31, 2022 - $286,777). The difference is due to increased marketing activities in the current year.

Three-Month Period Ended December 31, 2023

Net loss for the three-month period ended December 31, 2023 was $6,996,163 and the comprehensive loss $7,022,840, compared to a net loss of $6,204,720 and a comprehensive loss of $6,045,574 for the three-month period ended December 31, 2022.

Overall, operating expenses were higher in the current three-month period mostly due to an increase in exploration and development expenses, compensation and benefit expenses, and professional fees. Other expenses were lower in the current three-month period (other expenses) comparing to the same period last year (other expenses) mostly due to foreign exchange gain vs foreign exchange loss and lower accretion expenses in the current three-month period, partially offset by higher convertible interest and accretion expenses, lower interest income, and higher change in fair value of derivatives (non-cash). The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $4,721,059 in exploration and development expenses during the current quarter (December 31, 2022 - $4,112,911). The difference is mostly due to increased drilling, permitting and engineering activities in the current three-month period.
  Compensation and benefits: these expenses amounted to $647,318 in the current three-month period (December 31, 2022 - $408,621). The increase is mostly due to the salary expenses and bonus accruals for the new corporate employees retained in connection with the Millennial Transaction, and severance payments in the current three-month period.
  Professional fees: the Company incurred $173,469 in expenses during the current three-month period (December 31, 2022 - $87,123). The difference is mostly due to higher legal, accounting, and tax fees in the current year. These fees are mostly related to the Millennial Transaction.

Year-Ended December 31, 2022

Net loss for the year ended December 31, 2022 was $19,807,021 and the comprehensive loss $20,470,611, compared to a net loss of $32,933,645 and a comprehensive loss of $32,452,894 for the year ended December 31, 2021.

Overall, operating expenses were lower in the year ended December 31, 2022 mostly due to a decrease in exploration and development expenses. Other expenses in the year ended December 31, 2022 were driven by the reclamation accretion expenses, interest and accretion expenses related to the convertible debt (non-cash), partially off-set by the foreign exchange gain, and interest and rent income. Other expenses in the comparative period were due to the foreign exchange loss and reclamation expense, partly offset by the interest and rent income. The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $13,467,035 in exploration and development expenses during the year ended December 31, 2022 (December 31, 2021 - $25,797,910). The difference is mostly due to decreased drilling activities in the year ended December 31, 2022.
  Stock-based compensation: the Company incurred $1,742,511 in stock-based compensation in the year ended December 31, 2022 (December 31, 2021 - $1,863,085). The variance is due to the timing of vesting of equity incentive awards granted from 2017 to 2022.
  Professional fees: for the year ended December 31, 2022 totaled $315,293 (December 31, 2021 - $242,269). Professional fees include expenses such as legal, audit, accounting, tax, and miscellaneous consulting expenses. Professional fees were higher in the year ended December 31, 2022 mostly due to higher legal and accounting fees. These fees were related to the legal review of the pre-feasibility study, annual information form, annual general meeting, Form 40-F, Form S-8, and equity incentive plan, as well as accounting fees related to the convertible debt facility.

  Other income (expense):  amounted to $594,100 (other expense) in the year ended December 31, 2022, compared to $1,230,714 (other expense) in the comparative period. The variance is mostly due higher interest and rent income, change in fair value of derivatives (non-cash), interest and accretion expenses related to the convertible debt, and foreign exchange gain in the year ended December 31, 2022 compared to the foreign exchange loss in the comparative period.

Three-Month Period Ended December 31, 2022

Net loss for the three-month period ended December 31, 2022 was $6,204,720 and the comprehensive loss $6,045,574, compared to a net loss of $7,200,497 and a comprehensive loss of $7,058,158 for the three-month period ended December 31, 2021.

Overall, operating expenses were lower in the three-month period ended December 31, 2022 mostly due to a decrease in exploration and development expenses. Other expenses were higher in the three-month period ended December 31, 2022 mostly due to higher reclamation accretion expenses, interest and accretion expenses related to the convertible debt, and change in fair value of derivatives (non-cash). The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $4,112,911 in exploration and development expenses during the quarter ended December 31, 2022 (December 31, 2021 - $5,364,580). The difference is mostly due to decreased drilling activities in the three-month period ended December 31, 2022.
  Stock-based compensation: the Company incurred $345,891 in stock-based compensation in the three-month period ended December 31, 2022 (December 31, 2021 - $457,654). The variance is due to the timing of vesting of equity incentive awards granted from 2017 to 2022.
  Other income (expense):  amounted to $722,750 (other expense) in the three-month period ended December 31, 2022, compared to $346,127 (other expense) in the comparative period. The variance is mostly due a higher reclamation accretion expenses, interest and accretion expenses related to the convertible debt (non-cash), and the change in fair value of derivatives (non-cash) in the quarter ended December 31, 2022.

Operating Activities

Net cash used by the Company in operating activities for the year ended December 31, 2023 was $26,494,337 (December 31, 2022 - $18,098,477; December 31, 2021 - $30,513,499).  The variance between 2023 and 2022 years was mostly driven by higher exploration and development expenditures in the current period. The variance between the years ended December 31, 2022 and 2021 was mostly driven by lower exploration and development expenditures in the year ended December 31, 2022.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was $4,194,468 (December 31, 2022 - $95,092; December 31, 2021 - $1,292,625). The difference between 2023 and 2022 years was mostly due a cash land payment of $2.5 million to Clover Nevada LLC, a private company controlled by Waterton Precious Metals Fund II Cayman, LP ("Waterton") (final acquisition payment related to Wildcat and Mountain View properties) and capitalized legal and due diligence fees related to the Millennial Transaction. The difference between the years ended December 31, 2022 and 2021 was mostly due to a loan receivable paid back in the year ended December 31, 2022 and higher additions to property, plant and equipment in the year ended December 31, 2021.

Financing Activities

Net cash provided by financing activities in the current year ended December 31, 2023 was $23,507,507 (December 31, 2022 - $19,776,009; December 31, 2021 - $17,082,060). The difference between 2023 and 2022 years was mostly due to higher equity financings completed in 2023. The Company raised gross proceeds of approximately $25.8 million in 2023 through the brokered and non-brokered private placements. The difference between the years ended December 31, 2022 and 2021 was mostly due to slightly greater proceeds from financings in 2022, including proceed from the convertible liability.

The Company raised net proceeds of approximately $19.3 million in August 2022 through a bought deal financing and a convertible loan. The table below summarized the expected use of proceeds:

August 2022 Financing	Expected Use of Proceeds ($M) Mid-August 2022 to May 2023	Actual Use of Proceeds ($M) (1) September 2022 to June 2023	Variance ($M)
Exploration work, including drilling	$6.1	$5.3	($0.8)
Development work, including engineering and permitting	$7.1	$8.0	$0.9
Other Site Costs (field costs, land acquisition, land holdings, site G&A, infrastructure, etc.)	$2.1	$2.3	$0.2
Site Ongoing Environmental Monitoring / Water Treatment	$1.2	$1.0	($0.2)
Corporate G&A	$2.8	$3.3	$0.5
Total	$19.3	$19.9	$0.6

The Company raised net proceeds of approximately $16.0 million in September 2021 through a bought deal financing. The table below summarized the expected use of proceeds:

September 2021 Financing	Expected Use of Proceeds ($M) September 2021 to May 2022	Actual Use of Proceeds ($M) (1) September 2021 to August 2022	Variance ($M)
Exploration work, including drilling	$7.0	$3.5	($3.5)
Development work, including engineering and permitting	$4.9	$5.7	$0.8
Other Site Costs (field costs, land acquisition, land holdings, site G&A, infrastructure, etc.)	$1.2	$2.5	$1.3
Site Ongoing Environmental Monitoring / Water Treatment	$0.9	$1.3	$0.4
Corporate G&A	$2.0	$2.8	$0.8
Total	$16.0	$15.8	($0.2)

Summary of Selected Quarterly Information

The following table sets forth selected quarterly financial information for each of the last eight quarters *.

Quarter Ending	Revenue ($)	Net Loss ($)	Net Loss Per Share ($)
December 31, 2023	Nil	(6,996,163)	(0.10)
September 30, 2023	Nil	(8,073,415)	(0.12)
June 30, 2023	Nil	(7,303,460)	(0.11)
March 31, 2023	Nil	(6,643,231)	(0.19)
December 31, 2022	Nil	(6,204,720)	(0.20)
September 30, 2022	Nil	(3,305,706)	(0.11)
June 30, 2022	Nil	(4,509,761)	(0.17)
March 31, 2022	Nil	(5,786,834)	(0.23)

*Previous quarters net loss per share data adjusted to reflect the 2.5 to 1 share consolidation completed in May 2023.

The net loss for last eight quarters was mostly driven by exploration and development expenses, corporate G&A expenses (such as compensation, corporate development and marketing, office and administration, professional, and regulatory fees), and stock-based compensation expenses (non-cash item), partly offset by interest and rent income.  A foreign exchange gain was recorded in the first, second, and fourth quarters of 2023 and second and third quarters of 2022. The net loss for all quarters since the third quarter of 2022 also included accretion expenses and interest expense accrual related to the convertible debt, as well as change in fair value of derivatives (all three are non-cash items).

Subsequent Events

Beedie Capital Credit Facility

On February 21, 2024, Integra announced that the Company and its subsidiaries, Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc. and DeLamar Mining Company entered into an amendment dated February 20, 2024 to the Loan Agreement with Beedie Capital, pursuant to which, among other items, Beedie Capital consented to the Royalty Transaction and the parties agreed to amend the participation rights afforded to Beedie Capital with respect to future equity financings under the Loan Agreement.

Royalty Transaction with Wheaton

On February 21, 2024, the Company announced that through its wholly-owned subsidiary, DeLamar Mining Company, it has entered into a binding agreement with Wheaton Precious Metals (Cayman) Co., a wholly-owned subsidiary of Wheaton, pursuant to which Wheaton will acquire a 1.5% net smelter returns royalty on metal production from all claims of the DeLamar and Florida Mountain Deposit for an aggregate cash purchase price of US$9.75 million, to be paid in two installments. The first instalment of US$4.875 million was received by Integra on March 8, 2024. The second installment of US$4.875 million is expected to be received by Integra four months from the date of the first installment.

Rich Gulch Land Acquisition

On March 8, 2024, the Company completed the acquisition of seventeen patented claims in the Rich Gulch area of the DeLamar Project. Under the terms of the purchase agreement, the Company acquired all of the interests in exchange for US$2.1 million, which was satisfied through the issuance of 2,959,769 common shares in the capital of the Company.

2024 Offering

On March 13, 2024, the Company announced the completion of its previously announced bought deal public offering, pursuant to which the Company issued a total of 16,611,750 units, including the full exercise of the over-allotment option by the Underwriters (as defined below), at a price of C$0.90 per Unit for aggregate gross proceeds of C$14,950,575.

Each Unit consists of one common share of the Company and one-half of one Common Share purchase warrant (each whole Common Share purchase Warrant). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$1.20 per additional Common Share until March 13, 2027. The 2024 Offering includes an investment made into Integra from a new strategic corporate entity as well as support from current shareholders Beedie Investments Ltd. And Wheaton Precious Metals Corp.

The 2024 Offering was completed pursuant to an underwriting agreement dated March 7, 2024, entered into among the Company and a syndicate of underwriters led by Cormark Securities Inc., and including BMO Nesbitt Burns Inc., Desjardins Securities Inc., Eight Capital, PI Financial Corp., Raymond James Ltd. And Stifel Nicolaus Canada Inc. The Company paid the 2024 Underwriters a cash fee of 6% of the aggregate gross proceeds of the 2024 Offering, other than in respect of the purchasers on the president's list, for which a cash fee of 3% was paid.

B. Liquidity and Capital Resources

The Company does not have a mineral property in production and consequently does not receive revenue from the sale of precious metals. The Company currently has no operations that generates cash flow.  The Company has financed its operations primarily through the issuance of share capital and convertible debt. The continued operations of the Company are dependent on its ability to complete sufficient public equity financings, the availability of its convertible loan facility or generate profitable operations in the future.

The Company's working capital deficit, including the convertible debt liability as of December 31, 2023 was $6,803,922 (December 31, 2022 - working capital $1,603,220). The Company's working capital, excluding the convertible debt liability as of December 31, 2023 was $3,839,810 (December 31, 2022 - working capital $11,651,434).  Working capital in the current year ended December 31, 2023 decreased compared to the year ended December 31, 2022 mostly due to a decrease in cash in 2023 (expended on increased exploration and evaluation activities).

The Company actively manages its liquidity using budgeting based on expected cash flows to ensure there are appropriate funds for meeting short term obligations during the year.  On March 13, 2024, the Company completed a bought deal public offering, pursuant to which the Company received aggregate gross proceeds of C$15 million. The Company also closed a royalty transaction with Wheaton on March 7, 2024, and received the first tranche of US$4.8 million.

See Item 5.A - Investing Activities for a discussion on the Company's Investing activities for the years ended December 31, 2023, 2022, and 2021.

See Item 5.A - Financing Activities for a discussion on the Company's financing activities for the years ended December 31, 2023, 2022, and 2021.

See Item 5.A - Selected Consolidated Financial Information for the Company's balances of cash and cash equivalents as of December 31, 2023, 2022, and 2021.

Financial Instruments

A description of financial instruments and their fair value is included in Notes 2.2 and 4 of the audited consolidated financial statements.

Commitments and Contractual Obligations

Net Smelter Return ("NSR")

There are a number of the net smelter returns, royalties, advance minimum royalties, annual claim filings, and work commitments on the Company's properties. Summaries of all those commitments are included in Note 16 of the audited consolidated financial statements.

Other Commitments

The Company's other commitments at December 31, 2023 are as follows:

Commitments and contractual obligations (in millions of $) (1)	Less than one year commitment	1 - 3 years commitment	4 - 5 years commitment	Over 5 years commitment	Total
Convertible debenture (2)	$0.5	$13.7	$-	$-	$14.2
Material land payments (3)	1.3	6.1	1.2	-	8.6
Total	$1.8	$19.8	$1.2	$-	$22.8

(1) Undiscounted cash expenditures

(2) Includes interest payments (payable in cash or shares, at the Company's option) and principal repayment.

(3) Includes payments of $1.8 mm for Red Canyon and $2.2 mm for Cerro Colorado.

Convertible Debt Facility

On July 28, 2022, the Company executed a credit agreement with Beedie Capital, for the issuance of a non-revolving term convertible debt facility (the "Convertible Facility") in the principal amount up to $20 million. On August 4, 2022, an initial advance of $10 million was drawn under this facility, with the Company having the option to draw "subsequent advances" in increments of at least $2.5 million, up to an additional $10 million, subject to certain conditions.

In connection with the closing of the Millennial Transaction, the original Convertible Facility was amended on May 4, 2023 to accommodate the assets of Millennial and its subsidiaries, each of which, following the closing of the Millennial Transaction, are loan parties and provide guarantees and security for the obligations under the loan agreement. The amended agreement modified the conversion price on the initial advance from $2.25 (adjusted for the Consolidation) to $1.73 (adjusted for the Consolidation) and increased the coupon interest rate from 8.75% to 9.25% per annum on the loan outstanding, which interest continues to be accrued for the first twenty-four (24) months from the date of the Loan Agreement, payable quarterly either in shares or in cash, at Integra's election.

Summaries of the convertible debt facility for the years ended December 31, 2023 and 2022 are included in Note 15 of the audited consolidated financial statements.

Outstanding Share Data

Common Shares

The Company's authorized capital stock consists of an unlimited number of Common Shares and an unlimited number of special shares, of which there are 88,458,702 Common Shares issued and outstanding and nil special shares issued and outstanding as of the date of this Annual Report.

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

Warrants

As of the date of this Annual Report, the Company has 21,903,504 outstanding listed warrants on the TSX-V under symbol "MPM.WT" exercisable to acquire a total of 2,015,122 Common Shares and the Company has an additional 8,305,874 outstanding listed warrants on the TSX-V under symbol "ITR.WT" exercisable to acquire a total of 8,305,874 Common Shares.

Options, RSUs & DSUs

The Company's equity compensation plan permits the Board to grant to directors, officers, consultants and employees of the Company share options to purchase from the Company a designated number of authorized but unissued Common Shares up to but not exceeding 10% of the issued and outstanding Common Shares from time to time, less any Common Shares reserved for issuance under any other securities-based compensation arrangements of the Company. The Company's equity compensation plan also permits the Board to grant a fixed number of restricted share units ("RSUs") or deferred share units ("DSUs") and provides for a purchase program for eligible employees of the Company to purchase Common Shares. As of the date of this Annual Report, there were 3,264,083 options to acquire Common Shares, 1,109,209 RSUs and 732,475 DSUs outstanding.

See Note 18 to our consolidated financial statements for additional share capital details for the years ended December 31, 2023 and 2022.

The following table outlines the outstanding share data as of the date of March 28, 2024:

March 28, 2024
Issued and outstanding common shares	88,458,702
Outstanding Options/RSUs/DSUs to purchase common shares	5,105,767
Shares issuable in exchange for Millennial warrants*	2,015,122
Warrants	8,305,874
Issued and outstanding common shares (fully diluted)	103,885,465

* 21,903,504 warrants outstanding, each exercisable for 0.092 ITR shares per 1 warrant, for a total of 2,015,122 shares.

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

E. Critical Accounting Estimates

See Notes 2.2 and 2.4 to our audited consolidated financial statements for a description of our critical estimates and accounting judgments and material accounting policies.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets out the names and province or state of residence of the directors (the "Directors") and named executive officers of Integra (the "Named Executive Officers"), their present position(s) and offices within Integra, their principal occupations during the last five years and their date of appointment. All Directors have been elected or appointed to serve until the next annual meeting of shareholders of Integra, subject to earlier resignation or removal.

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
George Salamis(4) British Columbia, Canada	Executive Chair and Director	Executive Chair of Integra, May 2023 to present; CEO of Integra from August 2017 to May 2023	February 28, 2018
Jason Kosec(4) Nassau, Bahamas	President, Chief Executive Officer ("CEO") and Director	President and CEO of Integra, May 2023 to present; Former President and CEO of Millennial, September 2020 to May 2023; VP of Corporate Development of Barkerville Gold Mines, December 2017 to January 2020	May 4, 2023

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
Stephen de Jong(1)(2)(3) British Columbia, Canada	Lead Director	CEO of VRIFY Technology, November 2017 to present	August 17, 2017
Timo Jauristo(2)(3)(4) New South Wales, Australia	Director	Strategic Advisor at Canaccord Genuity, August 2016 to March 2019	February 28, 2018
Anna Ladd-Kruger(1)(4)(5) British Columbia, Canada	Director	Chartered Professional Accountant (CPA, CMA) and Corporate Director of multiple public mining companies; CFO of McEwen Mining, September 2020 to June 2022; CFO and VP, Corporate Development of Excellon Resources, June 2019 to September 2020.	December 13, 2018
C.L. "Butch" Otter(4)(5) Idaho, United States	Director	Former Governor of the State of Idaho, 2007 to 2019	September 16, 2019
Carolyn Clark Loder(2)(5) Arizona, United States	Director	Manager, Mineral Rights & Public Lands of Freeport-McMoRan Copper & Gold, September 2013 to September 2020	February 24, 2021
Sara Heston(1)(3) California, United States	Director	Associate Director, Center for Entrepreneurial Studies at the Stanford Graduate School of Business, February 2020 to present; VP Investments for ASA Gold and Precious Metals, 2010 to 2019	May 4, 2023
Eric Tremblay(4) Quebec, Canada	Director	COO of Dalradian Resources, March 2015 to present	May 4, 2023
Andree St-Germain British Columbia, Canada	Chief Financial Officer ("CFO")	CFO of Integra, August 2017 to present; CFO of Integra Gold, March 2017 to July 2017	N/A
Timothy D. Arnold Nevada, United-States	Chief Operating Officer ("COO")	COO of Integra from November 2019 to December 2023; VP of Project Development of Integra, January 2019 to November 2019; Vice President of Operations of Pershing Gold Corp of Pershing Gold, January 2017 to January 2019	N/A
Joshua Serfass Colorado, United States	Executive Vice President, Investor Relations	Executive VP of IR of Integra, May 2023 to present; Executive VP of Corp Dev and IR of Integra, December 2020 to May 2023; VP of Corp Dev and IR of Integra, January 2018 to December 2020	N/A

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

The following are brief biographies of the Directors or Named Executive Officers:

George Salamis, Age: 57 - Executive Chair and Director

Mr. Salamis has over 30 years of experience in the mining and resource exploration industry. Mr. Salamis has been involved in over C$1.6 billion of M&A transactions, either through assets sales or his involvement with junior mining companies. Mr. Salamis was most recently Executive Chairman of Integra Gold Corp. which was sold to Eldorado Gold Corporation for C$590 million. Mr. Salamis co-led the efforts behind the 2016 Integra Gold Rush Challenge and the 2017 #DisruptMining initiatives that encouraged innovation and technology disruption in the mining industry. Mr. Salamis holds a Bachelor of Science Degree in Geology from University of Montreal - École Polytechnique and has had a successful career in mining and exploration. Mr. Salamis has discovered, financed, built, managed or sold more than 5 major mineral deposits around the World. He began his career working for two major mining companies (Placer Dome and Cameco Corp) over a 12-year period before transitioning into mineral exploration and junior mining in 2001. He is also a serving member of the Canadian Army Reserve and a Director of the Canadian Forces Liaison Counsel (the "CFLC"). Mr. Salamis is currently a director at Contact Gold Corp and Newcore Gold Ltd.

Jason Kosec, Age: 36 - President, CEO & Director

Mr. Kosec has nearly ten years of experience in all facets of mineral exploration, mine development, investor relations and capital markets. Upon completing his undergraduate degree in Geology at Western University and a Masters in Earth and Energy Resources at Queens University, Jason worked as a Project Geologist at Trelawney Mining and Exploration, which was subsequently sold in 2012 to IAMGOLD for C$608 million. Jason then moved on to work as an Exploration Geologist at a number of IAMGOLD properties and in early 2015 was recruited to join the Barkerville Gold Mines team as Sr. Geologist where he was appointed Chief Mine Geologist in 2016. In late 2017 Jason took on the role of VP Corporate Development, which ultimately led to the sale of Barkerville Gold Mines to Osisko Gold Royalties in 2019 for C$338 million.

Stephen de Jong, Age: 40 - Lead Director

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

Timo Jauristo, Age: 66 - Director

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

Anna Ladd-Kruger, Age: 53 - Director

Ms. Ladd-Kruger was the former CFO of McEwen Mining Inc. where she was brought in to strengthen the Company's executive team leading financial and operational turnaround strategies.  She was also key to the McEwen Copper Asset spin out and served as its CFO and director. Ms. Ladd-Kruger also served as the CFO and VP Corporate Development for a number of Canadian publicly listed junior mining companies and began her career working at Vale S.A.'s Thompson and Sudbury Canadian operations before joining Kinross Gold Corporation as their North American Group Controller.

She is a Certified Public Accountant (CPA, CMA), holds the Canadian Institute of Corporate Directors designation (ICD.D), a Masters in Economics from Queen's University and a Bachelor of Commerce from the University of British Columbia. Ms. Ladd-Kruger is currently sits on the Board of SilverCrest Metals Inc, Sherritt International Corporation, and Nevada Copper Corp.

C.L. "Butch" Otter, Age: 82 - Director

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

Carolyn Clark Loder, Age: 71 - Director

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

Ms. Loder serves on the Board of K2 Gold Corp. as an Independent Director and is an advisor to Kodiak Copper Corp.

Sara Heston, Age: 43 - Director

Ms. Heston has been the Associate Director, Center for Entrepreneurial Studies at the Stanford Graduate School of Business since 2020. Prior to her role at Stanford, she was the Vice President of Investments for ASA Gold and Precious Metals Limited where she managed a global portfolio of publicly listed, precious metals investments from 2010 - 2019. Ms. Heston is currently a director of The Denver Gold Group, Inc., and Dore Copper Mining Corp. She holds a BA in Economics from Vanderbilt University and an MBA from Columbia University.

Eric Tremblay, Age: 52 - Director

Mr. Tremblay is a seasoned mining professional with nearly 30 years of mine building and mine operations experience, and is currently the Chief Operating Officer with Dalradian Resources Inc. He previously held the role of General Manager at Canadian Malartic, Canada's largest open pit gold mine. He was responsible for building the operations team, establishing operating procedures and standards, expanding stakeholder engagement and subsequently managing an internal team of 700 employees and 400 contractors. Mr. Tremblay was also the General Manager at IAMGOLD's Westwood Project, where he participated in closure of the Doyon Mine and construction of the Westwood Project, completing the permitting, scoping study, feasibility study, surface construction and underground development at Westwood. Mr. Tremblay was also in parallel the General Manager of the internal contractor of IAMGOLD (Iamrock) working on all underground mines and project development. Previous positions include General Manager at Cambior's Sleeping Giant mine, Underground Superintendent at Mouska Mine, Underground Captain/Project and Engineer/Senior Supervisor over a seven-year period at Cambior and Barrick's Doyon Mine, where he was involved in mine-planning, construction, development and production. Mr. Tremblay began his career working with mining contractor Ross Finlay Ltd. from miner to project engineer on multiple projects owned by Agnico Eagle, Placer Dome, Barrick, Cambior, etc. Mr. Tremblay is currently on the board of Nighthawk Gold Corp, Talisker Resources, Osisko Development and technical advisor for Maritime Resources board. Mr. Tremblay graduated from Laval University with a B.Sc. in mining engineering and mineral processing.

Andrée St-Germain, Age: 44 - CFO

Ms. St-Germain is an experienced mining finance executive with an extensive background in banking, mining finance and financial management. She began her career in investment banking for Dundee Capital Markets Inc. As an investment banker, Ms. St-Germain worked exclusively with mining companies on M&A advisory and financing. In 2013, Ms. St-Germain joined Golden Queen Mining Co. Ltd. ("Golden Queen") as CFO. During her tenure at Golden Queen, she played an instrumental role in securing project finance and overseeing Golden Queen as it transitioned from development and construction to commercial production. She joined Integra Gold as CFO in early 2017 and helped oversee the sale to Eldorado Gold Corporation in July 2017 for C$590 million. Ms. St-Germain is currently a director of Ascot Resources Ltd., Osisko Mining Inc and Li-FT Power Ltd.

Timothy D. Arnold, Age: 66 - COO

Mr. Arnold has over 35 years of experience in hard rock mining; open pit and underground, engineering and production, consulting and operations. He has held positions in mining companies ranging from laborer to contract miner and shift boss to COO. Mr. Arnold has spent most of his career either developing or operating mines. Prior to joining Integra, Mr. Arnold was the VP of Operations for Pershing Gold Corporation. Previously, he held VP/GM positions for Nevada Copper, General Moly, Coeur d'Alene Mines, Hecla Mining Company and COO of Geovic Mining Corp. Mr. Arnold graduated in 1982 from the University of Idaho with a degree in Mining Engineering and completed an Executive MBA program at Northwestern's Kellogg Graduate School of Management. He is a Professional Engineer in Nevada and Arizona. In 2016, Mr. Arnold served as the President of the Society for Mining, Metallurgy and Exploration (SME). Mr. Arnold is a member of the University of Idaho College of Engineering's Academy of Engineers. Mr. Arnold retired from the Company on December 31, 2023.

Joshua Serfass, Age 42 - Executive Vice President, Investor Relations

Mr. Serfass is the Executive Vice President, Investor Relations at Integra. He was previously the Manager of Corporate Communications and a key member of the team at Integra Gold which developed and sold the Lamaque Mine to Eldorado Gold for C$590 million in 2017. Prior to Integra Gold, Josh worked at Citibank as a marketing manager and a supply-chain/operations analyst at Liz Claiborne and L. Knife and Sons. Mr. Serfass is currently a director of Canterra Minerals Corporation and Lahontan Gold Corp.

Arrangements and Understandings

The Company has no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Director Compensation

As part of its mandate, the Compensation Committee is responsible for annually reviewing and recommending to the Board a compensation package for its members. In considering the Directors' compensation packages, the Compensation Committee takes into consideration the relative responsibilities of Directors in serving on the Board and the types of compensation and the amounts paid to directors of comparable publicly traded companies. Please see the Summary Compensation Table below for a summary of compensation paid, directly or indirectly, to the Company's Directors for the year ended December 31, 2023.

Directors are eligible to participate in the Company's Amended and Restated Equity Incentive Plan (the "Amended Plan"), which is designed to give each independent Director an interest in preserving and maximizing shareholder value in the long term. Option and DSU grants will be determined on an annual basis, based on the Company's overall performance. Option vesting periods for Directors are as follows: 1/3 upon grant of Options; 1/3 after 12 months; and 1/3 after 24 months.  DSUs vest 12 months after the date of grant and are settled in cash or Common Shares when the individual ceases to be a Director of the Company. Pursuant to the Amended Plan the Directors may elect to receive a portion or all of their retainer in DSUs in lieu of cash.

There are no other arrangements under which the Directors who are not Named Executive Officers were compensated by the Company or its subsidiaries during the most recently completed financial year end for their services in their capacity as Directors.

The Company does not have a pension, retirement or similar benefits scheme for directors.

Summary Compensation Table

The following table provides a summary of compensation paid, directly or indirectly, for the most recently completed financial years to the Directors, not including Directors who are also Named Executive Officers:

TABLE OF COMPENSATION (1)
Name and position	Year	Fees earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Stephen de Jong, Lead Director(3)	2023	38,986(2)(3)(10)	63,801(5)(6)(7)(8)(10)	13,409(9)	Nil	Nil	Nil	116,184
Timo Jauristo, Director	2023	15,647(2)	70,476(5)(6)(7)(8)(10))	13,409(9)	Nil	Nil	Nil	99,532
Anna Ladd-Kruger, Director	2023	16,547(2)(10)	71,410(5)(6)(7)(8)(10)	13,409(9)	Nil	Nil	Nil	101,366
C.L. "Butch" Otter , Director	2023	28,800(2)(4)(10)	61,418(5)(6)(7)(8)(10)	13,409(9)	Nil	Nil	Nil	103,627
Carolyn Clark Loder, Director	2023	20,500(2)	74,717(5)(6)(7)(8)(10)	13,409(9)	Nil	Nil	Nil	108,626
Sara Heston, Director(3)	2023	24,000	54,219(8)	13,409(9)(12)	Nil	Nil	Nil	91,628
Eric Tremblay Director(3)	2023	19,513	54,219(8)	13,409(9)(12)	Nil	Nil	Nil	87,141

Notes:

(1) This table does not include any amount paid as reimbursement for work related out-of-pocket expenses.

(2) Pursuant to the Amended Plan, in 2023 Mr. de Jong elected to receive 20% of his annual retainer in DSUs, Mr. Jauristo elected to receive 50% of his annual retainer in DSUs, Ms. Ladd-Kruger elected to receive 50% of her annual retainer in DSUs, Mr. Otter elected to receive 20% of his annual retainer in DSUs and Ms. Loder elected to receive 50% of her annual retainer in DSUs granted quarterly. Fees earned disclosed only include the cash position. Value of the DSUs have been included with Share-Based Awards.

(3) On May 4, 2023, Ms. Heston and Mr. Tremblay were appointed as Directors of the Board. Concurrently, Mr. de Jong resigned as Chair of the Board and was appointed Lead Director.

(4) This amount was paid to a private company controlled by Mr. Otter for his services as Director.

(5) On March 31, 2023, the Company granted Mr. de Jong, Mr. Jauristo, Ms. Ladd-Kruger, Mr. Otter and Ms. Loder each 3333, 3,021, 3,194, 1,353 and 3,853 DSUs respectively in lieu of Q1 2023 directors' fees. Each DSU has been valued at C$1.80 which was the Company's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the March 31, 2023 exchange rate of $1.00 to C$1.3533. The number of DSUs and closing share price on date of grant have been adjusted for the Consolidation.

(6) On June 30, 2023, the Company granted Mr. de Jong, Mr. Jauristo, Ms. Ladd-Kruger, Mr. Otter and Ms. Loder each 2,392, 3,724, 3,938, 1,632, and 4,647 DSUs respectively in lieu of Q2 2023 directors' fees. Each DSU has been valued at C$1.46 which was the Company's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the June 30, 2023 exchange rate of $1.00 to C$1.3240.

(7) On September 29, 2023, the Company granted Mr. de Jong, Mr. Jauristo, Ms. Ladd-Kruger, Mr. Otter and Ms. Loder each 1,182, 4,943, 5,227, 2,212, and 6,299 DSUs respectively in lieu of Q3 2023 directors' fees. Each DSU has been valued at C$1.10 which was the Company's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the September 29, 2023 exchange rate of $1.00 to C$1.3520.

(8) On December 20, 2023, the Company granted Mr. de Jong, Mr. Jauristo, Ms. Ladd-Kruger, Mr. Otter, Ms. Loder, Ms. Heston, and Mr. Tremblay each 52,000 DSUs as part of the 2023 annual incentive award grant. Each DSU has been valued at C$1.39 which was the Company's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the December 20, 2023 exchange rate of $1.00 to C$1.3331.

(9) On December 20, 2023, the Company granted 31,531 Options each to Mr. de Jong, Mr. Jauristo, Ms. Ladd-Kruger, Mr. Otter, Ms. Loder, Ms. Heston and Mr. Tremblay as part of the 2023 annual incentive award grant at an exercise price of C$1.39 which was the previous closing price pursuant to the Amended Plan. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 3.5 year expected life; 51.79% volatility; 3.27% risk free interest rate; and a 0% dividend rate. The value of the Options have been converted to U.S. dollars from Canadian dollars using the December 20, 2023 exchange rate of $1.00 to C$1.3331. Each Option entitles the holder to one Share upon exercise or release. The Options vest as follows: 1/3 on date of grant, 1/3 after 12 months; and 1/3 after 24 months.

(10) On December 29, 2023, the Company granted Mr. de Jong, Mr. Jauristo, Ms. Ladd-Kruger, Mr. Otter and Ms. Loder each 1,474, 3,911, 4,136, 1,712 and 4,876 DSUs respectively in lieu of Q4 2023 directors' fees. Each DSU has been valued at C$1.39 which was the Company's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the December 29, 2023 exchange rate of $1.00 to C$1.3226.

(11) Mr. de Jong, Mr. Jauristo, Ms. Ladd-Kruger, and Mr. Tremblay's fees are paid in Canadian dollars and have been converted to U.S. dollars from Canadian dollars using the December 29, 2023 exchange rate of $1.00 to C$1.3226.

(12) This amount does not include replacement Options granted pursuant to the Arrangement Agreement.

Compensation Securities Table

The following table sets forth information concerning all compensation securities granted or issued by the Company to each Director, not including Directors who are also Named Executive Officers, during the most recently completed financial year:

Name and position	Type of compensation security(1)(2)	Number of compensation securities, number of underlying securities, and percentage of class(3)	Date of issue or grant	Issue, conversion or exercise price ($)(3)(10)	Expiry date
Stephen de Jong,	Options(4)	11,000	10-Jan-23	1.63	10-Jan-28
Lead Director	Options(8)	31,531	20-Dec-23	1.04	20-Dec-28

	DSUs(5)	16,500	10-Jan-23	1.64
	DSUs(6)	3,333	31-Mar-23	1.33
	DSUs(6)	2,392	30-Jun-23	1.10
	DSUs(6)	1,182	29-Sep-23	0.81
	DSUs(9)	52,000	20-Dec-23	1.04
	DSUs(6)	1,474	29-Dec-23	1.05
Timo Jauristo,	Options(4)	11,000	10-Jan-23	1.63	10-Jan-28
Director	Options(8)	31,531	20-Dec-23	1.04	20-Dec-28

	DSUs(5)	16,500	10-Jan-23	1.64
	DSUs(6)	3,021	31-Mar-23	1.33
	DSUs(6)	3,724	30-Jun-23	1.10
	DSUs(6)	4,943	29-Sep-23	0.81
	DSUs(9)	52,000	20-Dec-23	1.04
	DSUs(6)	3,911	29-Dec-23	1.05
Anna Ladd-Kruger,	Options(4)	11,000	10-Jan-23	1.63	10-Jan-28
Director	Options(8)	31,531	20-Dec-23	1.04	20-Dec-28

	DSUs(5)	16,500	10-Jan-23	1.64
	DSUs(6)	3,194	31-Mar-23	1.33
	DSUs(6)	3,938	30-Jun-23	1.10
	DSUs(6)	5,227	29-Sep-23	0.81
	DSUs(9)	52,000	20-Dec-23	1.04
	DSUs(6)	4,136	29-Dec-23	1.05
C.L. "Butch" Otter,	Options(4)	11,000	10-Jan-23	1.63	10-Jan-28
Director	Options(8)	31,531	20-Dec-23	1.04	20-Dec-28

	DSUs(5)	16,500	10-Jan-23	1.64
	DSUs(6)	1,353	31-Mar-23	1.33
	DSUs(6)	1,632	30-Jun-23	1.10
	DSUs(6)	2,212	29-Sep-23	0.81
	DSUs(9)	52,000	20-Dec-23	1.04
	DSUs(6)	1,712	29-Dec-23	1.05

Name and position	Type of compensation security(1)(2)	Number of compensation securities, number of underlying securities, and percentage of class(3)	Date of issue or grant	Issue, conversion or exercise price ($)(3)(10)	Expiry date
Carolyn Clark Loder,	Options(4)	11,000	10-Jan-23	1.63	10-Jan-28
Director	Options(8)	31,531	20-Dec-23	1.04	20-Dec-28

	DSUs(5)	16,500	10-Jan-23	1.64
	DSUs(6)	3,853	31-Mar-23	1.33
	DSUs(6)	4,647	30-Jun-23	1.10
	DSUs(6)	6,299	29-Sep-23	0.81
	DSUs(9)	52,000	20-Dec-23	1.04
	DSUs(6)	4,876	29-Dec-23	1.05
Sara Heston	Options(7)	13,800	04-May-23	5.29	05-Jan-27
Director	Options(7)	13,800	04-May-23	4.16	05-Apr-27
	Options(7)	9,200	04-May-23	4.00	28-May-26
	Options(8)	31,531	20-Dec-23	1.04	20-Dec-28

	DSUs(9)	52,000	20-Dec-23	1.04
Eric Tremblay	Options(7)	11,040	04-May-23	5.29	05-Jan-27
Director	Options(7)	9,200	04-May-23	4.00	28-May-26
	Options(8)	31,531	20-Dec-23	1.04	20-Dec-28

	DSUs(9)	52,000	20-Dec-23	1.04

Notes:

(1) Each Option entitles the holder to one Share upon exercise or release.

(2) Each DSU entitles the holder to one Share upon exercise.

(3) All numbers have been adjusted for the Consolidation.

(4) Annual option grant for year ended December 31, 2022 granted on January 10, 2023.

(5) Annual DSU grant for year ended December 31, 2022 granted on January 10, 2023.

(6) Quarterly DSU grant in lieu of 2023 fees.

(7) Replacement stock options issued pursuant to the Arrangement Agreement.

(8) Annual option grant for year ended December 31, 2022 granted on December 20, 2023.

(9) Annual DSU grant for year ended December 31, 2022 granted on December 20, 2023.

(10) Issue and exercise prices have been converted from Canadian Dollars to U.S. dollars using the Bank of Canada rate on the date of grant.

Executive Compensation

The following information is presented in accordance with Form 51-102F6 - Statement of Executive Compensation.

Under Form 51-102F6 - Statement of Executive Compensation, "Named Executive Officers" or "NEOs" are the CEO, CFO and the three most highly compensated executive officers, other than the CEO and CFO, whose total compensation was, individually, more than C$150,000 for the financial year (as at December 31, 2023).

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

Summary Compensation Table

The following table provides a summary of compensation paid, directly or indirectly, for each of the most recently completed financial years to the Named Executive Officers:

TABLE OF COMPENSATION (1)
Name and position	Year	Salary ($)	Share- Based Awards ($)(8)	Option- Based Awards ($)(9)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
George Salamis, Executive Chair(2)	2023	276,541(3)(10)	160,490	85,709	245,430(3)(6)(10)	Nil	Nil	Nil	768,170
Jason Kosec, President, CEO & Director(2)	2023	145,833(4)	160,490	85,709(11)	221,875(4)(6)	Nil	Nil	Nil	613,907
Andrée St-Germain, CFO	2023	175,344(10)	104,562	55,841	108,814(6)(10)	Nil	Nil	Nil	444,561
Timothy Arnold, COO	2023	263,515	Nil	Nil	117,190(5)	Nil	Nil	381,280(7)	761,985
Joshua Serfass, EVP, Investor Relations	2023	168,683	Nil	107,600	72,745(6)	Nil	Nil	Nil	349,028

Notes:

(1) This table does not include any amount paid as reimbursement for work related out-of-pocket expenses.

(2) On May 4, 2023, Mr. Salamis resigned as President and CEO and was appointed Executive Chair of the Board. Concurrently, Mr. Kosec was appointed President, CEO and Director.

(3) This amount was paid to a private company controlled by Mr. Salamis for his services as Executive Chairman.

(4) This amount was paid to a private company controlled by Mr. Kosec for his services as President and CEO.

(5) Cash bonus earned for 2023 was paid in December 2023.

(6) Cash bonus earned for 2023 was paid in March 2024.

(7) Mr. Arnold retired as COO as of December 31, 2023. This amount represents severance paid to Mr. Arnold which was paid in 2024.

(8) On December 20, 2023, the Company granted Mr. Salamis 154,317 RSUs, Mr. Kosec 154,317 RSUs and Ms. St-Germain 100,540 RSUs. Each RSU has been valued at C$1.39 which was the Company's closing Share price on the date of grant. The value of the RSUs have been converted to U.S. dollars from Canadian dollars using the December 20, 2023 exchange rate of $1.00 to C$1.3331. Each RSU entitles the holder to one Share upon vesting. The RSUs vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

(9) On December 20, 2023, the Company granted Mr. Salamis 201,538 Options, Mr. Kosec 201,538 Options, Ms. St-Germain 131,305 Options, and Mr. Serfass 253,013 Options at an exercise price of C$1.39 which was the previous closing price pursuant to the Amended Plan. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 3.5 year expected life; 51.79% volatility; 3.27% risk free interest rate; and a 0% dividend rate. The value of the Options have been converted to U.S. dollars from Canadian dollars using the December 20, 2023 exchange rate of $1.00 to C$1.3331. The Options vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

(10) Mr. Salamis and Ms. St-Germain's salary and bonus are paid in Canadian dollars and have been converted to U.S. dollars from Canadian dollars using the December 29, 2023 exchange rate of $1.00 to C$1.3226.

(11) This amount does not include replacement Options granted to Mr. Kosec pursuant to the Arrangement Agreement.

Compensation Securities Table

The following table sets forth information concerning all compensation securities granted or issued by the Company to each Named Executive Officer subsequent to the most recently completed financial year as long-term incentives earned during the most recently completed financial year:

Name and position	Type of compensation security(1)(2)	Number of compensation securities, number of underlying securities, and percentage of class(3)	Date of issue or grant	Issue, conversion or exercise price ($)(3)(9)	Expiry date
George Salamis,	Options(7)	201,538	20-Dec-23	1.04	20-Dec-28
Executive Chair	Options(4)	25,000	10-Jan-23	1.63	10-Jan-28
	RSUs(8)	154,317	20-Dec-23	1.04
	RSUs(5)	37,500	10-Jan-23	1.64
Jason Kosec,	Options(7)	201,538	20-Dec-23	1.04	20-Dec-28
President, CEO and Director	Options(6)	36,800	04-May-23	5.29	05-Jan-27
	Options(6)	133,124	04-May-23	4.00	28-May-26
	RSUs(8)	154,317	20-Dec-23	1.04
Andrée St-Germain,	Options(7)	131,305	20-Dec-23	1.04	20-Dec-28
CFO	Options(4)	12,500	10-Jan-23	1.63	10-Jan-28
	RSUs(8)	100,540	20-Dec-23	1.04
	RSUs(5)	18,750	10-Jan-23	1.64
Timothy Arnold,	Options(4)	12,500	10-Jan-23	1.63	10-Jan-28
COO	RSUs(5)	18,750	10-Jan-23	1.64
Joshua Serfass,	Options(7)	253,013	20-Dec-23	1.04	20-Dec-28
EVP, Investor Relations	Options(4)	12,500	10-Jan-23	1.63	10-Jan-28
	RSUs(5)	18,750	10-Jan-23	1.64

Notes:

(1) Each Option entitles the holder to one Share upon exercise or release.

(2) Each RSU entitles the holder to one Share upon exercise.

(3) All numbers have been adjusted for the Consolidation.

(4) Annual option grant for year ended December 31, 2022 granted on January 10, 2023.

(5) Annual DSU grant for year ended December 31, 2022 granted on January 10, 2023.

(6) Replacement stock options issued pursuant to the Arrangement Agreement.

(7) Annual option grant for year ended December 31, 2023 granted on December 20, 2023.

(8) Annual RSU grant for year ended December 31, 2023 granted on December 20, 2023.

(9) Issue and exercise prices have been converted from Canadian Dollars to U.S. dollars using the Bank of Canada rate on the date of grant.

C. Board Practices

The table below details the date since which each Director has served on the Company's Board.

Director's Name	Date of Appointment as Director
Stephen de Jong	August 8, 2017
Timo Jauristo	February 28, 2018
George Salamis	February 28, 2018
Anna Ladd-Kruger	December 12, 2018
C.L. "Butch" Otter	September 16, 2019
Carolyn Clark Loder	February 24, 2021
Jason Kosec	May 4, 2023
Sara Heston	May 4, 2023
Eric Tremblay	May 4, 2023

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

The Company's Nomination and Corporate Governance Committee is comprised of Stephen de Jong (Chair), Timo Jauristo and Carolyn Clark Loder, all of whom are independent based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide.

Compensation Committee

Compensation of the Company's CEO and all other executive officers is recommended to the Board for determination by the Compensation Committee. The Compensation Committee is comprised of Timo Jauristo (Chair), Stephen de Jong and Sara Heston, all of whom are independent based on the criteria for independence prescribed by Sections 803A and 805(c)(1) of the NYSE American LLC Company Guide.

Audit Committee

The Board has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the consolidated financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company's Audit Committee is comprised of Anna Ladd-Kruger (Chair), Stephen de Jong and Sara Heston, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Section 803A of the NYSE American LLC Company Guide.

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

D. Employees

As of December 31, 2023, Integra had forty-one (41) full-time employees and five (5) part-time employees.

	Full-Time		Part-Time		Total
Location	Male	Female	Male	Female
Head Office (Vancouver) - Canada	2	4	1	0	7
Nassau - Bahamas	1	0	0	0	1
Toronto (Ontario) - Canada	1	1	0	0	2
Denver (Colorado) - United States	1	0	0	0	1
Kamloops (British Columbia) - Canada	1	0	0	0	1
Montreal (Quebec) - Canada	1	0	0	0	1
DeLamar Project Site (Jordan Valley, Idaho) - United States	12	5	0	3	20
Boise (Idaho) - United States	5	3	0	0	8
Post Falls (Idaho) - United States	0	0	1	0	1
Reno (Nevada) - United States	3	0	0	0	3
Salt Lake City (Utah) - United States	1	0	0	0	1
Total	28	13	2	3	46

Of the forty-six (46) employees, twelve (12) are categorized as corporate, seven (7) as exploration, nine (9) as development, sixteen (16) as site general and administration or reclamation, and two (2) as Nevada North.

As of December 31, 2022, Integra had thirty-nine (39) full-time employees and five (5) part-time employees.

	Full-Time		Part-Time		Total
Location	Male	Female	Male	Female
Head Office (Vancouver) - Canada	2	4	1	0	7
Denver (Colorado) - United States	1	0	0	0	1
Kamloops (British Columbia) - Canada	1	0	0	0	1
DeLamar Project Site (Jordan Valley, Idaho) - United States	17	5	0	3	25
Boise (Idaho) - United States	4	2	0	0	6
Post Falls (Idaho) - United States	0	0	1	0	1
Bellingham (Washington) - United States	1	0	0	0	1
Reno (Nevada) - United States	1	0	0	0	1
Salt Lake City (Utah) - United States	1	0	0	0	1
Total	28	11	2	3	44

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

E. Share Ownership

The following table sets out the number of Common Shares, Share-based awards and Option-based awards of the Company held by the Company's Directors as of March 28, 2024.

Name and position	Number of shares held (#)	Percentage of shares outstanding (%)	Number of DSUs held (#)	Number of Common Shares underlying unexercised Options (#)	Option exercise price ($)	Option expiration date
Stephen de Jong,				31,531	1.04	20-Dec-28
Chairman	409,352	0.46%	110,303	11,000	1.63	10-Jan-28
				8,800	5.10	16-Dec-26
				7,000	9.26	15-Dec-25
				38,400	5.46	17-Dec-24
Timo Jauristo,				31,531	1.04	20-Dec-28
Director	28,000	0.03%	121,829	11,000	1.63	10-Jan-28
				8,800	5.10	16-Dec-26
				7,000	9.26	15-Dec-25
				32,000	5.46	17-Dec-24
Anna Ladd-Kruger,				31,531	1.04	20-Dec-28
Director	4,800	0.01%	105,195	11,000	1.63	10-Jan-28
				8,800	5.10	16-Dec-26
				7,000	9.26	15-Dec-25
				32,000	5.46	17-Dec-24
C.L. "Butch" Otter,				31,531	1.04	20-Dec-28
Director	Nil	0.00%	99,652	11,000	1.63	10-Jan-28
				8,800	5.10	16-Dec-26
				7,000	9.26	15-Dec-25
				32,000	5.46	17-Dec-24
				40,000	6.18	16-Sep-24
Carolyn Clark Loder,				31,531	1.04	20-Dec-28
Director	Nil	0.00%	124,401	11,000	1.63	10-Jan-28
				8,800	5.10	16-Dec-26
				40,000	8.45	24-Feb-26
Sara Heston				31,531	1.04	20-Dec-28
Director	9,200	0.01%	52,000	13,800	4.16	05-Apr-27
				13,800	5.29	05-Jan-27
				9,200	4.00	28-May-26
Eric Tremblay				31,531	1.04	20-Dec-28
Director	5,520	0.01%	52,000	11,040	5.29	05-Jan-27
				9,200	4.00	28-May-26

The following table sets out the number of Common Shares, Share-based awards and Option-based awards of the Company held by the Company's Named Executive Officers as of March 28, 2024.

Outstanding Share-Based and Option-Based Awards
	Share Ownership		Share-Based Awards	Option-Based Awards
Name and position	Number of shares held (#)	Percentage of shares outstanding (%)	Number of RSUs held (#)	Number of Common Shares underlying unexercised Options (#)	Option exercise price ($)	Option expiration date
George Salamis,	758,520	0.86%	221,817	201,538	1.04	20-Dec-28
Executive Chair				25,000	1.63	10-Jan-28
				20,000	5.10	16-Dec-26
				22,400	9.26	15-Dec-25
				120,320	5.46	17-Dec-24
Jason Kosec	627,202	0.71%	154,317	201,538	1.04	20-Dec-28
President, CEO and Director				36,800	5.29	05-Jan-27
				133,124	4.00	28-May-26
Andrée St-Germain,	172,641	0.20%	118,040	131,305	1.04	20-Dec-28
CFO				12,500	1.63	10-Jan-28
				10,000	5.10	16-Dec-26
				11,200	9.26	15-Dec-25
				35,840	5.46	17-Dec-24
Timothy Arnold(1),	37,469	0.04%	Nil	12,500	1.63	10-Jan-28
COO				10,000	5.10	16-Dec-26
				11,200	9.26	15-Dec-25
				55,840	5.46	17-Dec-24
Joshua Serfass,	75,874	0.09%	17,500	253,013	1.04	20-Dec-28
EVP, Investor Relations				12,500	1.63	10-Jan-28
				10,000	5.10	16-Dec-26
				11,200	9.26	15-Dec-25
				25,600	5.46	17-Dec-24

Notes:

(1) Mr. Arnold retired on December 31, 2023 at which time 5,000 RSUs were exercised and the remaining 18,750 RSUs that had been granted on January 10, 2023 were terminated. In accordance with the Amended and Restated Equity Incentive Plan of the Company, Mr. Arnold still held stock options as of March 28, 2024.

All of the Common Shares held by the Company's Directors and NEOs are voting shares and do not have any different voting or other rights than the other outstanding Common Shares of the Company.

Amended and Restated Equity Incentive Plan

The Board approved the Amended Plan on May 11, 2023. The Amended Plan was then approved by the Company's shareholders (the "Shareholders") on June 30, 2023.  The purpose of the Amended Plan is to secure for the Company and the Shareholders the benefits inherent in share ownership by the Directors and employees of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success.  It is generally recognized that equity incentive plans such as the Amended Plan: (a) aid in retaining and encouraging individuals of exceptional ability because of the opportunity offered to them to acquire a proprietary interest in the Company; and (b) promote greater alignment of interests between such persons and Shareholders.

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

(b) provides for the awards of Options, RSUs and DSUs (collectively the "Awards"); and

(c) provides for a purchase program for eligible employees of the Company (the "Purchase Program") to purchase Common Shares ("Program Shares").

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

The aggregate maximum number of Common Shares available for issuance from treasury underlying RSUs and DSUs under the Amended Plan, subject to adjustment under the Amended Plan, is 2,400,000 Common Shares (1,200,000 for RSUs and 1,200,000 for DSUs).  Any Common Shares subject to a RSU or a DSU which has been granted under the Amended Plan and which has been cancelled or terminated in accordance with the terms of the Amended Plan will again be available under the Amended Plan.

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

Subject to the rules and policies of the Exchange, and except with respect to incentive stock options (the "ISOs") within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code") rewarded to U.S. taxpayers and Options held by Investor Relations Service Providers (as defined in the policies of the Exchange), optionees have a net exercise right with respect to Options under the Amended Plan. Subject to the rules and policies of the Exchange and the provisions of the Plan, optionees also have a cashless exercise right with respect to Options under the Amended Plan. Notwithstanding the above, the maximum number of Common Shares issuable on the exercise of Options that are designated as ISOs, subject to adjustment under the Amended Plan, is 1,200,000 Common Shares. Those Options designated as ISOs are subject to special requirements set out in the Amended Plan and consistent with the Code.

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

The Amended Plan is filed hereto as Exhibit 4.11.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

The Company has adopted a compensation recovery policy effective October 2, 2023 (referred to as the "Incentive Compensation Recovery Policy") as required by NYSE American listing rules and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Recovery Policy is filed as Exhibit 97.1 to this Form 20-F. At no time during or after the fiscal year ended December 31, 2023 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Recovery Policy and, as of December 31, 2023, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Recovery Policy to a prior restatement.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company as March 14, 2024.

	March 14, 2024		December 31, 2023	December 31, 2022	December 31, 2021
Name	Number of Common Shares Held	Percentage of Common Shares	Percentage of Common Shares	Percentage of Common Shares	Percentage of Common Shares
Franklin Advisors, Inc.	7,398,581	8.36%	8.56%	7.20%	6.60%
Wheaton Precious Metals Corp.	7,112,000	8.04%	8.71%	0.00%	0.00%
Equinox Partners Investment Management LLC	7,057,867	7.98%	10.25%	5.89%	5.83%
Beedie Investments Ltd.	6,277,681	7.10%	5.48%	7.61%	2.63%

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

As of March 14, 2024, there were 3,430 registered holders of the Company's Common Shares with addresses in the United States, with combined holdings of 32,023,709 Common Shares.

B. Related Party Transactions

Related parties include the Board of Directors, CEO, CFO, COO and enterprises that are controlled by these individuals.

As December 31, 2023, $1,158,454 (December 31, 2022 - $636,555) was due to related parties for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses.  Receivables from related parties (related to rent and office expenses) as of December 31, 2023 were $20,643 (December 31, 2022 - $18,843) and was recorded in receivables.

Subsequent to year end, the payroll expenses, consulting fees, bonuses accruals and other expenses payable to related parties as of December 31, 2023 were paid.

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors, CEO, CFO, and COO.

Remuneration attributed to executives and directors for the years ended December 31, 2023, 2022, and 2021 were as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Short-term benefits*	$2,161,496	$1,596,362	$1,806,716
Associate companies**	2,124	(16,932)	(18,137)
Stock-based compensation	609,883	1,165,694	1,173,216
Total	$2,773,503	$2,745,124	$2,961,795

*Short-term employment benefits include salaries, consulting fees, vacation accruals and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

In the current year ended December 31, 2023, the Company issued 74,865 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

In the year ended December 31, 2022, the Company issued 68,343 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter in which those DSUs were granted. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

In the year ended December 31, 2021, the Company issued 12,067 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter in which those DSUs were granted. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The consolidated financial statements of the Company and the report of the independent registered public accounting firm, MNP LLP, are filed as part of this Annual Report under Item 18.

Legal Proceedings and Regulatory Actions

During the financial year ended December 31, 2023, there have been no legal proceedings to which the Company is or was a party or of which any of its projects is or was the subject of, nor are any such proceedings known to the Company to be contemplated.

During the financial year ended December 31, 2023, the Company has not had any penalties or sanctions imposed on it by, or entered into any settlement agreements with, a court or a securities regulatory authority relating to securities laws, nor has Integra been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

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

ITEM 9 - THE OFFERING AND LISTING

A. Offer and Listing Details

The Company's Common Shares trade on the TSX-V under the symbol "ITR" and the NYSE American under the symbol "ITRG". Certain warrants exercisable to acquire Common Shares trade on the TSX-V under the symbol "MPM.WT" and certain warrants exercisable to acquire Common Shares trade on the TSX-V under the symbol "ITR.WT".

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

Under Canadian securities laws, shareholder ownership must be disclosed to Canadian securities administrators and TSX-V by any shareholder who owns more than 10% of the Company's outstanding shares.

C. Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contracts the Company or a subsidiary is a party to as of the date of this Annual Report are the following which are available under the Company's profile on SEDAR+ at www.sedarplus.ca:

1. The credit agreement dated August 5, 2022 among the Company, Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc., Delamar Mining Company and Beedie Investments LTD;

2. The underwriting agreement dated July 29, 2022 (the "2022 Underwriting Agreement") among the Company, Raymond James Ltd. and Cormark Securities Inc., PI Financial Corp. and Stifel Nicolaus Canada Inc. (collectively, the "2022 Underwriters");

3. The Arrangement Agreement dated February 26, 2023 among the Company and Millennial Precious Metals Corp;

4. The first supplemental credit agreement dated February 26, 2023 among the Company, Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc., Delamar Mining Company and Beedie Investments LTD. ;

5. The Subscription Receipt Agreement dated March 16, 2023 among the Company, Raymond James Ltd., BMO Capital Markets, Cormark Securities Inc., Wheaton Precious Metals Corp. and TSX Trust Company.

6. The investor rights agreement dated March 16, 2023 among the Company and Wheaton Precious Metals Corp.

7. The right of first refusal agreement dated May 4, 2023 among the Company and Wheaton Precious Metal International Ltd.

8. The Third Supplemental Credit Agreement dated February 20, 2024 among the Company, Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc., Delamar Mining Company and Beedie Investments LTD.

9. The underwriting agreement dated March 7, 2024 among the Company, Cormark Securities Inc., BMO Nesbitt Burns Inc., Desjardins Securities Inc., Eight Capital, PI Financial Corp., Raymond James Ltd. and Stifel Nicolaus Canada Inc.

10. The warrant indenture agreement dated March 13, 2024 among the Company and TSX Trust Company.

The Loan Agreement and 2022 Underwriting Agreement

On July 28, 2022, Integra announced the signing of Loan Agreement for a $20,000,000 Convertible Facility. The first tranche of $10,000,000 was advanced on August 4, 2022 on closing and a second tranche of $10,000,000, will be available for drawdown at the Company's election in $2,500,000 minimum draws upon filing of the DeLamar Mining Plan of Operations. The Company also announced an overnight marketed public offering of up to $10,000,000 expected to be completed pursuant to the 2022 Underwriting Agreement. On July 29, 2022, Integra announced that it had priced its previously announced overnight marketed public offering (the "2022 Offering") to be conducted pursuant to the terms and conditions of the 2022 Underwriting Agreement. Pursuant to the 2022 Offering, Integra agreed to issue 15,151,515 Common Shares at a price of $0.66 per Common Share (the "2022 Offering Price") for gross proceeds of approximately $10,000,000. In addition, Integra granted the 2022 Underwriters an over-allotment option (the "2022 Over-Allotment Option") exercisable, in whole or in part, in the sole discretion of the 2022 Underwriters, to purchase up to an additional 15% of the number of Common Shares sold in the Offering for up to 30 days after the closing of the 2022 Offering, on the same terms and conditions as the 2022 Offering. The 2022 Offering, including partial exercise of the 2022 Over-Allotment Option resulting in total gross proceeds of $11,000,000, closed on August 4, 2022.

The Arrangement Agreement

On February 27, 2023, the Company announced that it had entered into an arm's length definitive arrangement agreement dated February 26, 2023 for an at-market merger with Millennial Precious Metals Corp pursuant to which Integra acquired all of the issued and outstanding shares of Millennial by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia). Under the terms of the Millennial Transaction, Millennial shareholders received 0.23 of a common share of Integra for each Millennial common share held. The Millennial Transaction was subject to certain conditions precedent set out in the Arrangement Agreement, including, but not limited to, approval of the Arrangement by the Supreme Court of British Columbia, approval of the Millennial Transaction by the TSX Venture Exchange and NYSE American, the Company having raised at least C$35 million under the Brokered and Non-Brokered Offerings (each, as defined below), and the approval of Arrangement by (i) 66 2/3% of the votes cast by Millennial shareholders; and (ii) a simple majority of the votes cast by Millennial shareholders, excluding certain related parties as prescribed by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, in each case, voting in person or by proxy at a special meeting of Millennial shareholders.  All conditions precedent were met and the Millennial Transaction closed on May 4, 2023.

The First Supplemental Credit Agreement

The Company announced on February 27, 2023, that, in connection with the closing of the Millennial Transaction, the convertible credit agreement with Beedie Investments Ltd. dated July 28, 2022 would be amended to accommodate the assets of Millennial and its subsidiaries, each of which, following the closing of the Millennial Transaction, would be loan parties and provide guarantees and security for the obligations under the Loan Agreement. In addition, on the closing of the Millennial Transaction (as described above), the Loan Agreement was amended to, among other things, modify the conversion price on the initial advance of US$10 million under the Loan Agreement to reflect a 35% premium to the Issue Price (as described above) and to increase the effective interest rate from 8.75% to 9.25% per annum on the loan outstanding, which interest continues to be accrued for the first twenty-four (24) months from the date of the Loan Agreement, payable quarterly either in shares or in cash, at Integra's election. As of the date hereof, the principal amount of the loan outstanding under the Loan Agreement is US$20 million, of which US$10 million is currently drawn.

The Subscription Receipt Agreement

The gross proceeds from the 2023 Brokered Offering and the Non-Brokered Offering were placed into escrow with the Subscription Receipt Agent. Each Subscription Receipt represents the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Millennial Transaction other than the issuance of the consideration shares to shareholders of Millennial), without payment of additional consideration, one common share in the capital of Integra (each an "Integra Share" and collectively, the "Integra Shares") subject to adjustments and in accordance with the terms and conditions of the Subscription Receipt Agreement among the Company, the Underwriters, Wheaton and the Subscription Receipt Agent. The Escrow Release Conditions were satisfied on May 4, 2023 and the escrowed funds, together with interest earned thereon, were released to the Company. The Subscription Receipts, including the Integra Shares issued upon conversion thereof, were subject to a statutory hold period that expired on July 17, 2023.

The Wheaton IRA and ROFR

In connection with the Non-Brokered Offering, the Company entered into an investor rights agreement dated March 16, 2023 (the "IRA") and a right of first refusal agreement dated May 4, 2023 (the "ROFR Agreement") with Wheaton entities providing Wheaton with certain participation rights in future equity offerings by Integra and a right of first refusal on precious metals royalties, streams or pre-pays pertaining to any properties of Integra or its affiliates, including the Millennial properties acquired in the Millennial Transaction, and any properties Integra acquires in the future within a five kilometer radius of the outer perimeter of the foregoing properties or is otherwise acquired in connection with or for the use of the projects held by Integra (including the Millennial properties acquired in the Millennial Transaction).

The Third Supplemental Credit Agreement

On February 21, 2024, Integra announced that the Company and its subsidiaries, Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc. and DeLamar Mining Company entered into an amendment dated February 20, 2024 to the Loan Agreement with Beedie Capital, pursuant to which, among other items, Beedie Capital consented to the Royalty Transaction and the parties agreed to amend the participation rights afforded to Beedie Capital with respect to future equity financings under the Loan Agreement.

The 2024 Underwriting Agreement

On March 13, 2024, the Company announced the completion of its previously announced bought deal public offering, pursuant to which the Company issued a total of 16,611,750 units, including the full exercise of the over-allotment option by the Underwriters, at a price of C$0.90 per Unit for aggregate gross proceeds of C$14,950,575. Each Unit consists of one common share of the Company and one-half of one Common Share purchase warrant. Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$1.20 per additional Common Share until March 13, 2027.

The 2024 Offering was completed pursuant to an underwriting agreement dated March 7, 2024, entered into among the Company and a syndicate of underwriters led by Cormark Securities Inc., and including BMO Nesbitt Burns Inc., Desjardins Securities Inc., Eight Capital, PI Financial Corp., Raymond James Ltd. and Stifel Nicolaus Canada Inc. The Company paid the 2024 Underwriters a cash fee of 6% of the aggregate gross proceeds of the 2024 Offering, other than in respect of the purchasers on the president's list, for which a cash fee of 3% was paid.

The Warrant Indenture Agreement

On March 13, 2024, the Company entered into a warrant indenture agreement with TSX Trust Company providing for the issue of warrants in connection with the 2024 Offering.

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

Scope of this Summary

Authorities

This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention (as defined below), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are subject to special tax accounting rules with respect to Common Shares; (j) are partnerships or other "pass-through" entities (and partners or other owners thereof); (k) are S corporations (and shareholders thereof); (l) are U.S. expatriates or former long-term residents of the United States subject to Section 877 or 877A of the Code; (m) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (n) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Passive Foreign Investment Company Rules

PFIC Status

If the Company was to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC") for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC for its most recently completed tax year and, based on current business plans and financial expectations, the Company believes that it may be a PFIC for its current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Company's PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

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

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-U.S. Tax Convention, may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a result by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has recently released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, currently, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. The SEC maintains a website that contains reports and other information regarding registrants that file electronically with the SEC at www.sec.gov.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR+") (www.sedarplus.ca), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

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

E. Foreign exchange risk

The Company is exposed to currency fluctuations given that most of its expenditures are incurred in the U.S. dollars and its convertible debt facility is denominated in the U.S. dollars. To manage this risk and mitigate its exposure to exchange rates fluctuation, the Company holds most of its cash and short-term investments in USD (see Note 5 to our audited consolidated financial statements).

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company's CEO and CFO, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

B. Management's annual report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate "internal control over financial reporting" (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Company's management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company's internal controls over financial reporting using framework and criteria established in Internal Control - Integrated Framework, issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that internal controls over financial reporting were effective as at December 31, 2023.

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

ITEM 16B - CODE OF ETHICS

The Company has adopted the Code of Ethics that applies to directors, officers and employees of, and consultants to, the Company. The Code of Ethics is posted on the Company's website at www.integraresources.com. The Code of Ethics meets the requirements for a "code of ethics" within the meaning of that term in General Instruction 16B of Form 20-F.

No amendments to the Code of Ethics were made during the fiscal year ended December 31, 2023.

All waivers of the Code of Ethics with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2023, the Company did not waive or implicitly waive any provision of the Code of Ethics with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company's Independent Registered Public Accounting Firm is MNP LLP, Chartered Professional Accountants, located in Vancouver, British Columbia, PCAOB ID#1930. The following table sets out the aggregate fees billed by the MNP LLP from January 1, 2022 through December 31, 2023.

	Year ended December 31, 2022	Year ended December 31, 2023
Audit fees(1)	C$96,000	C$135,696
Audit related fees(2)	C$47,800	C$50,000
Tax fees(3)	-	-
All other fees(4)	-	-
Total	C$143,800	C$185,696

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

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company's auditor for the fiscal year ended December 31, 2023 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. At no time since the commencement of Integra's most recently completed financial year did Integra rely on the exemption in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member), or an exemption from National Instrument 52-110 - Audit Committees (the "NI 52-110"), in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

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

ITEM 16I - DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J - INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures (the "Insider Trading Policy") that govern the purchase, sale, and other dispositions of the Company's securities by directors, senior management, and employees that are designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. The Insider Trading Policy is filed hereto as Exhibit 11.1.

ITEM 16K - CYBERSECURITY

Cybersecurity Risk Management and Strategy

The Company has engaged a third-party information technology consultant (“the “IT Consultant”) to help identify, assess, and manage material cybersecurity risks relevant to its business. The CFO of the Company works with the IT Consultant to proactively manage material cybersecurity risks, safeguard operations, data, and investor interests.

The Company’s approach to manage material cybersecurity risks encompasses the following key elements:

1. Advanced Threat Detection and Prevention:

  The Company has deployed intrusion detection systems, firewalls, and real-time monitoring tools.
  The Company’s IT Consultant continuously analyzes network traffic to identify and mitigate potential cybersecurity threats.
  All connections to the Company’s information and systems, including by third-party service providers, require an authenticated user account.  This account activity is logged and can be audited.

2. Secure Infrastructure and Access Controls:

  The Company’s cybersecurity infrastructure adheres to industry best practices, including encryption protocols and secure communication channels.
  Access controls are strictly enforced and include limiting privileged access to authorized personnel only.

3. Employee Training and Awareness:

  Regular cybersecurity training programs educate employees about phishing, social engineering, safe online practices, and other cybersecurity threats.
  The Company’s workforce is vigilant and is trained to report suspicious activities promptly to the Company’s IT Consultant.

4. Incident Response and Recovery:

  The Company maintains a cybersecurity incident response plan that details the steps for handling cybersecurity threats or cybersecurity incidents.
  Rapid response teams are on standby to minimize the impact and restore normalcy in the event of a cybersecurity threat or cybersecurity incident.

5. Continuous Improvement and Adaptation:

  The Company stays abreast of emerging threats, adapting its strategy as needed.
  Regular audits and vulnerability assessments enhance the Company’s resilience.

The Company has not, as of the date of this Annual Report, experienced a “cybersecurity threat” (as defined in Item 106(a) of Regulation S-K) or “cybersecurity incident” (as defined in Item 106(a) of Regulation S-K). For a discussion of how any risks from cybersecurity threats are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, refer to Item 3D. Risk Factors – A Cybersecurity Incident Could Adversely Affect the Company’s Ability to Operate its Business which is incorporated by reference into this Item 16K.

Cybersecurity Governance

The CFO is responsible for assessing and managing material risks from cybersecurity threats and has seven years of experience in managing cybersecurity risks. The CFO oversees the Company’s efforts to monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents through various means including briefings with and reports from the Company’s IT Consultant. The Company has a cybersecurity incident response plan that details the steps for handling cybersecurity threats or cybersecurity incidents under which the CFO is informed of any cybersecurity threats or cybersecurity incidents.

The Audit Committee of the Board has specific responsibility for overseeing risk management and evaluation. The Audit Committee and the Board evaluate the risks and risk management strategies of the Company annually and the CFO reports to the Audit Committee on risk management matters quarterly. Any material cybersecurity incidents would be reported to the Audit Committee by the CFO of the Company. In the case of a material cybersecurity incident, the Audit Committee is responsible for ensuring that the proposed action and disclosure of the incident is adequate and that measures are put in place to prevent further incidents.

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

Consolidated Statements of Operations and Comprehensive Loss

Consolidated Statements of Changes in Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

ITEM 19 - EXHIBITS

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 20-F:

Exhibit Number	Description

1.1	Articles of Integra Resources Corp. dated June 29, 2020 (incorporated herein by reference to Exhibit 99.76 to the Registrant's Registration Statement on Form 40-F filed with the SEC on July 7, 2020)

1.2	Certificate of Continuation dated June 29, 2020 (incorporated herein by reference to Exhibit 99.75 to the Registrant's Registration Statement on Form 40-F filed with the SEC on July 7, 2020)

1.3	Notice of Articles dated March 2, 2021(incorporated herein by reference to Exhibit 1.3 to the Registrant's Annual Report of Form 20-F filed with the SEC on March 17, 2023)

1.4	Amendment to proposed form of Articles date June 5, 2020 (incorporated herein by reference to Exhibit 99.72 to the Registrant's Registration Statement on Form 40-F filed with the SEC on July 7, 2020)

2.1	Description of securities registered under Section 12 of the Exchange Act.

4.1	Credit Agreement dated August 5, 2022 among the Company, Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc., Delamar Mining Company and Beedie Investments LTD. (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Annual Report of Form 20-F filed with the SEC on March 17, 2023)

4.2	Underwriting Agreement dated July 29, 2022 among the Company, Raymond James Ltd. and Cormark Securities Inc., PI Financial Corp. and Stifel Nicolaus Canada Inc. (incorporated herein by reference to Exhibit 4.3 to the Registrant's Annual Report of Form 20-F filed with the SEC on March 17, 2023)

4.3	Arrangement Agreement dated February 26, 2023 among the Company and Millennial Precious Metals Corp. (incorporated herein by reference to Exhibit 4.4 to the Registrant's Annual Report of Form 20-F filed with the SEC on March 17, 2023)

4.4	First Supplemental Credit Agreement dated February 26, 2023 among the Company, Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc., Delamar Mining Company and Beedie Investments LTD. (incorporated herein by reference to Exhibit 4.5 to the Registrant's Annual Report of Form 20-F filed with the SEC on March 17, 2023)

4.5	Subscription Receipt Agreement dated March 16, 2023 among the Company, Raymond James Ltd., BMO Capital Markets, Cormark Securities Inc., Wheaton Precious Metals Corp. and TSX Trust Company. (incorporated herein by reference to Exhibit 4.6 to the Registrant's Annual Report of Form 20-F filed with the SEC on March 17, 2023)

4.6	Investor Rights Agreement dated March 16, 2023 among the Company and Wheaton Precious Metals Corp. (incorporated herein by reference to Exhibit 99.2 to the Registrant's Form 6-K furnished with the SEC on May 12, 2023)

4.7	Right of First Refusal agreement dated May 4, 2023 among the Company and Wheaton Precious Metal International Ltd. (incorporated herein by reference to Exhibit 99.3 to the Registrant's Form 6-K furnished with the SEC on May 12, 2023)

4.8	Third Supplemental Credit Agreement dated February 20, 2024 among the Company, Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc., Delamar Mining Company and Beedie Investments LTD. (incorporated herein by reference to Exhibit 99.2 to the Registrant's Form 6-K furnished with the SEC on February 23, 2023)

4.9	Underwriting Agreement dated March 7, 2024 among the Company, Cormark Securities Inc., BMO Nesbitt Burns Inc., Desjardins Securities Inc., Eight Capital, PI Financial Corp., Raymond James Ltd. and Stifel Nicolaus Canada Inc. (incorporated herein by reference to Exhibit 99.2 to the Registrant's Form 6-K furnished with the SEC on March 14, 2023)

4.10	Warrant Indenture Agreement dated March 13, 2024 among the Company and TSX Trust Company (incorporated herein by reference to Exhibit 99.3 to the Registrant's Form 6-K furnished with the SEC on March 14, 2023)

4.11	Amended and Restated Equity Incentive Plan dated May 11, 2023

8.1	List of Subsidiaries

11.1	Insider Trading Policy

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of MNP LLP

97.1	Compensation Recovery Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DATED this 28th day of March, 2024.

INTEGRA RESOURCES CORP.

By:	/s/ Andree St-Germain
Name: Andree St-Germain
Title: Chief Financial Officer

Integra Resources Corp.

Consolidated Financial Statements

For the Years Ended

December 31, 2023 and 2022

Expressed in US Dollars

Integra Resources Corp.

Consolidated Financial Statements

For the Years Ended

December 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Integra Resources Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Integra Resources Corp. (the “Company”) as at December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2023 and 2022, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ MNP LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2016.

Vancouver, Canada

March 28, 2024

PCAOB ID#1930

Integra Resources Corp.

Consolidated Statements of Financial Position
(Expressed in US Dollars)

	December 31, 2023	December 31, 2022
Assets

Current Assets
Cash and cash equivalents (Note 5)	$8,815,290	$15,919,518
Receivables and prepaid expenses (Note 6)	1,052,167	1,074,370
Total Current Assets	9,867,457	16,993,888

Long-Term Deposits	73,439	37,228
Restricted Cash (Note 7)	61,989	46,001
Lease Receivable (Note 6)	164,338	-
Property, Plant and Equipment (Note 8)	2,198,927	2,216,487
Right-of-Use Assets (Note 9)	824,764	824,023
Exploration and Evaluation Assets (Note 10)	68,402,183	40,801,924
Deferred Transaction Costs - Convertible Debt (Note 15)	795,890	502,686
Total Assets	$82,388,987	$61,422,237

Liabilities

Current Liabilities
Trade and other payables (Note 13)	$3,315,646	$2,633,911
Current lease liability (Note 9)	361,877	231,526
Current equipment financing liability (Note 14)	135,664	216,898
Convertible debt facility - liability component (Note 15)	10,027,732	8,463,214
Convertible debt facility - derivative component (Note 15)	616,000	1,585,000
Current reclamation and remediation liability (Note 17)	1,056,006	1,623,564
Due to related parties (Note 12)	1,158,454	636,555
Total Current Liabilities	16,671,379	15,390,668

Long-Term Lease Liability (Note 9)	718,489	622,795
Long-Term Equipment Financing Liability (Note 14)	42,398	178,062
Reclamation and Remediation Liability (Note 17)	24,436,475	23,907,547
Total Liabilities	41,868,741	40,099,072

Shareholders' Equity

Share Capital (Note 18)	176,941,597	125,079,150
Reserves (Note 18)	8,853,808	8,364,642
Accumulated Other Comprehensive Income	3,820,340	7,958,603
Accumulated Deficit	(149,095,499)	(120,079,230)
Total Equity	40,520,246	21,323,165
Total Liabilities and Equity	$82,388,987	$61,422,237

Nature of Operations (Note 1); Commitments (Note 16); Subsequent event (Note 21)

These consolidated financial statements were authorized for issue by the Board of Directors on March 28, 2024. They are signed on the Company's behalf by:

"Stephen de Jong" , Director	"Anna Ladd-Kruger" , Director

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in US Dollars)

	Years Ended December 31,
	2023	2022	2021
Operating Expenses

General and Administrative Expenses
Depreciation - property, plant and equipment (Note 8)	$(592,396)	$(553,002)	$(467,703)
Depreciation - right-of-use assets (Note 9)	(453,699)	(415,643)	(460,254)
Compensation and benefits	(2,391,983)	(1,727,065)	(1,867,262)
Corporate development and marketing	(401,565)	(286,777)	(303,034)
Office administration expenses	(758,761)	(506,704)	(480,463)
Professional fees	(533,494)	(315,293)	(242,269)
Regulatory fees	(191,796)	(198,891)	(220,951)
Stock-based compensation (Note 18)	(1,097,850)	(1,742,511)	(1,863,085)
Total General and Administration Expenses	(6,421,544)	(5,745,886)	(5,905,021)
Exploration and Evaluation Expenses (Note 10)	(22,009,119)	(13,467,035)	(25,797,910)
Operating Loss	(28,430,663)	(19,212,921)	(31,702,931)

Other Income (Expense)

Interest income	800,699	272,005	39,725
Rent income - sublease (Note 9)	120,032	111,046	71,797
Interest income - loan receivable	-	3,551	7,624
Right of first refusal interest (Note 16)	37,046	-	-
Interest expenses - leases	(99,794)	(58,673)	(76,345)
Interest expenses - equipment financing	(20,040)	(34,362)	(37,410)
Interest expense - convertible debt (Note 15)	(974,664)	(358,270)	-
Accretion expense - convertible debt (Note 15)	(587,739)	(193,213)	-
Accretion expenses - reclamation (Note 17)	(1,027,039)	(1,013,585)	(787,859)
Change in fair value of derivatives (Note 15)	963,651	34,000	-
Change in fair value of host liability (Note 15)	(97,775)	-	-
Gain on equipment sold	272	41,855	6,800
Gain on lease returned	-	14,335	-
Foreign exchange income (loss)	299,745	587,211	(455,046)
Total Other Income (Expense)	(585,606)	(594,100)	(1,230,714)

Net Loss	(29,016,269)	(19,807,021)	(32,933,645)

Other Comprehensive Income (Loss)
Items that will not be reclassified to profit or loss in subsequent periods:
Foreign exchange translation	(4,138,263)	7,745,772	30,385
Presentation currency translation difference	4,215,333	(8,409,362)	450,366
Other Comprehensive Income (Loss)	77,070	(663,590)	480,751
Comprehensive Loss	$(28,939,199)	$(20,470,611)	$(32,452,894)

Net Loss Per Share
- basic and diluted (Note 20)	$(0.52)	$(0.71)	$(1.45)
Weighted Average Number of Shares (000's)
- basic and diluted (000's) (Note 20)	56,355	27,800	22,813

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp.

Consolidated Statements of Changes in Equity

(Expressed in US Dollars, except share numbers)

	Share Capital		Reserves
					Accumulated
			Equity		Other
	Number of		Incentive		Comprehensive
	Shares *	Amount	Awards	Warrants	Income (Loss)	Deficit	Total
Balance at January 1, 2021	21,843,271	$103,147,710	$5,109,676	$724,874	$182,446	$(67,338,564)	$41,826,142
Share issued for cash - ATM (Note 18)	206,780	1,674,621	-	-	-	-	1,674,621
Share issued for cash - financing (Note 18)	2,714,000	17,301,750	-	-	-	-	17,301,750
Share issue cost - cash	-	(1,441,386)	-	-	-	-	(1,441,386)
Share-based-payments - equity incentive awards	-	-	1,863,085	-	-	-	1,863,085
Share-based-payments - options exercised	77,226	605,367	(229,214)	-	-	-	376,153
RSU vested - share issuance	26,808	271,600	(365,096)	-	-	-	(93,496)
RSU vested - cash redemption	-	-	21,028	-	-	-	21,028
Presentation currency translation difference	-	450,366	-	-	-	-	450,366
Other comprehensive income	-	-	-	-	30,385	-	30,385
Net loss	-	-	-	-	-	(32,933,645)	(32,933,645)
Balance at December 31, 2021	24,868,085	$122,010,028	$6,399,479	$724,874	$212,831	$(100,272,209)	$29,075,003

Share issued for cash - ATM (Note 18)	307,222	898,694	-	-	-	-	898,694
Share issued for cash - financing (Note 18)	6,666,667	11,000,000	-	-	-	-	11,000,000
Share issue cost - cash	-	(858,356)	-	-	-	-	(858,356)
Share-based-payments - equity incentive awards	-	-	1,742,511	-	-	-	1,742,511
RSU vested - share issuance	63,502	438,146	(592,141)	-	-	-	(153,995)
RSU vested - cash redemption	-	-	89,919	-	-	-	89,919
Presentation currency translation difference	-	(8,409,362)	-	-	-	-	(8,409,362)
Other comprehensive income	-	-	-	-	7,745,772	-	7,745,772
Net loss	-	-	-	-	-	(19,807,021)	(19,807,021)
Balance at December 31, 2022	31,905,476	$125,079,150	$7,639,768	$724,874	$7,958,603	$(120,079,230)	$21,323,165

*2021 and 2022 number of shares have been retroactively restated for effect of the Consolidation (as defined in Note 1)

Integra Resources Corp.

Consolidated Statements of Changes in Equity

(Expressed in US Dollars, except share numbers)

	Share Capital		Reserves
					Accumulated
			Equity		Other
	Number of		Incentive		Comprehensive
	Shares *	Amount	Awards	Warrants	Income (Loss)	Deficit	Total

Balance at December 31, 2022	31,905,476	$125,079,150	$7,639,768	$724,874	$7,958,603	$(120,079,230)	$21,323,165
Share issued for cash - financing (Note 18)	20,000,000	25,799,794	-	-	-	-	25,799,794
Share issued - Millennial acquisition	16,872,050	22,697,554	-	-	-	-	22,697,554
(Note 11)
Share issue cost - cash	-	(1,506,650)	-	-	-	-	(1,506,650)
Share-based-payments - equity incentive awards	-	-	1,097,850	-	-	-	1,097,850
Share-based-payments (replacement options - merger) (Note 11)	-	-	31,888	-	-	-	31,888
RSU vested - share issuance	93,911	656,416	(792,877)	-	-	-	(136,461)
RSU vested - cash redemption	-	-	107,675	-	-	-	107,675
Share-based-payments - warrants (merger) (Note 11)			-	44,630	-	-	44,630
Presentation currency translation difference	-	4,215,333	-	-	-	-	4,215,333
Other comprehensive loss	-	-	-	-	(4,138,263)	-	(4,138,263)
Net loss	-	-	-	-	-	(29,016,269)	(29,016,269)
Balance at December 31, 2023	68,871,437	$176,941,597	$8,084,304	$769,504	$3,820,340	$(149,095,499)	$40,520,246

*2021 and 2022 number of shares have been retroactively restated for effect of the Consolidation (as defined in Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp.

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

	Years Ended December 31,
	2023	2022	2021
Operations
Net loss	$(29,016,269)	$(19,807,021)	$(32,933,645)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation - property, plant and equipment (Note 8)	592,396	553,002	467,703
Depreciation - right-of-use assets (Note 9)	453,699	415,643	460,254
Lease interest expenses (Note 9)	99,794	58,673	76,345
Convertible debt facility - accretion (Note 15)	587,565	194,230	-
Deferred transaction costs - convertible debt (Note 15)	(293,204)	(502,686)	-
Convertible debt facility - interest (Note 15)	974,534	360,205	-
Change in fair value of derivatives (Note 15)	(969,000)	(34,000)	-
Change in fair value of host liability (Note 15)	97,732	-	-
Reclamation accretion expenses (Note 17)	1,027,039	1,013,585	787,859
Reclamation expenditures (Note 17)	(1,195,703)	(1,084,475)	(1,585,396)
Unrealized foreign exchange (income) loss	28,129	(687,923)	483,490
Share-based payment (Note 18)	1,097,850	1,742,511	1,863,085
Net changes in non-cash working capital items:
Receivables, prepaid expenses, and other assets	154,140	(356,990)	(63,008)
Loan receivable (Note 6)	-	-	(35,000)
Lease receivables	44,363	-	-
Lease liabilities	(77,890)	105,417	(80,701)
Trade and other payables	(621,331)	(11,859)	(6,288)
Due to related parties	521,819	(56,789)	51,803
Cash flow used in operating activities	(26,494,337)	(18,098,477)	(30,513,499)
Investing
Additions to property, plant and equipment	(378,335)	(66,066)	(1,187,311)
Long-term investments (Note 7)	139,055	(29,014)	74
Loan receivable - principal portion (Note 6)	-	167,438	7,562
Property acquisition costs - merger (net of cash acquired) (Notes 10 & 11)	(909,273)	-	-
Property acquisition costs - other (Note 10)	(3,045,915)	(167,450)	(112,950)
Cash flow used in investing activities	(4,194,468)	(95,092)	(1,292,625)
Financing
Issuance of common shares - ATM & financing (Note 18)	25,799,794	11,898,694	18,976,371
Issuance of common shares - cash received from exercise of options and used in RSU redemption (Note 18)	(28,786)	(64,076)	303,685
Share issue costs	(1,506,650)	(797,557)	(1,581,119)
Lease principal payments and adjustments (Note 9)	(444,398)	(600,002)	(460,671)
Equipment financing principal payments (Note 14)	(216,898)	(202,577)	(156,206)
Convertible debt facility - transaction costs (Note 15)	(95,555)	(458,473)	-
Convertible debt facility - proceeds (Note 15)	-	10,000,000	-
Cash flow provided by financing activities	23,507,507	19,776,009	17,082,060
Effect of exchange rate changes on cash and cash equivalents	77,070	-	-
(Decrease) increase in cash and cash equivalents	(7,104,228)	1,582,440	(14,724,064)
Cash and cash equivalents at beginning of year	15,919,518	14,337,078	29,061,142
Cash and cash equivalents at end of year	$8,815,290	$15,919,518	$14,337,078

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2023 and 2022

(Expressed in US Dollars)

1. NATURE OF OPERATIONS

Integra Resources Corp. ("Integra" or the "Company") was incorporated on April 15, 1997 as Berkana Digital Studios Inc. On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on March 31, 2005, the Company changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd. The amalgamated company continued to operate as Fort Chimo Minerals Inc. On June 14, 2011, the Company changed its name to Mag Copper Limited and on August 11, 2017, the Company changed its name to Integra Resources Corp. The Company acquired Millennial Precious Metals Corp ("Millennial" or "MPM") on May 4, 2023 (see Note 11).

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its two flagship oxide heap leach projects: the past producing DeLamar Project (comprised of the DeLamar and Florida Mountain deposits) located in southwestern Idaho and the Nevada North Project (comprised of the Wildcat and Mountain View deposits) located in western Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier high margin gold and silver producer.

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company trades on the TSX Venture under the trading symbol "ITR". The common shares of the Company began trading on the NYSE American under the ticker "ITRG" on July 31, 2020.

The Company's warrants trade on the TSX Venture under the symbol MPM.WT and ITR.WT.

On May 26, 2023, the Company consolidated its common shares on the basis of one (1) new post-consolidation common share for every two and a half (2.5) existing pre-consolidation common share (the "Consolidation"). Proportionate adjustments have been made to the Company's outstanding stock options, restricted share units, deferred share units, and warrants. As required by IFRS (as defined below), all references to share capital, common shares outstanding and per share amounts in these audited consolidated financial statements and the accompanying notes have been restated retrospectively to reflect the Consolidation.

2. BASIS OF PREPARATION

2.1 Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with and using accounting policies in full compliance with the International Financial Reporting Standards ("IFRS") and International Accounting Standards ("IAS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the IFRS Interpretations Committee ("IFRIC"), effective for the Company's reporting for the year ended December 31, 2023.

These consolidated financial statements were authorized by the Board of Directors of the Company on March 28, 2024.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Material Accounting Policies

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Integra Resources Holdings Canada Inc., Integra Resources Holdings U.S. Inc., DeLamar Mining Company, Millennial Precious Metals Corp., Millennial Silver Corp., Millennial Silver Nevada Inc., Millennial NV LLC, Millennial Red Canyon LLC, Millennial Development LLC, and Millennial Arizona LLC. All intercompany balances and transactions are eliminated upon consolidation.

(b) Basis of Presentation and Measurement

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

(c) Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity controlled by the Company. The functional currency of the Canadian parent company and all its Canadian subsidiaries is the Canadian dollar ("CAD"). The functional currency of all Company's US subsidiaries is the US dollar ("USD").

The Company has changed its presentation currency as of December 31, 2021 from the Canadian dollar to the US dollar, to better reflect the Company's business activities and most of the Company's assets and liabilities are held in its US subsidiaries hence denominated in US dollars. No changes were made to the Company's functional currencies, per the management's assessment based on the IAS 21 recommendations, which has been performed on a quarterly basis.

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

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Material Accounting Policies (continued)

(c) Foreign Currency Translation (continued)

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

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Material Accounting Policies (continued)

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

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Material Accounting Policies (continued)

(e) Exploration and Evaluation Properties, and Mineral Properties (continued)

Mineral Properties (continued)

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

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Material Accounting Policies (continued)

(f) Plant, Property and Equipment (continued)

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

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Material Accounting Policies (continued)

(h) Impairment of Non-Financial Assets (continued)

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

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Material Accounting Policies (continued)

(j) Reclamation and Remediation Provisions (continued)

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

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Material Accounting Policies (continued)

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

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Material Accounting Policies (continued)

(n) Financial Instruments (continued)

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

Financial liabilities are generally classified and measured at fair value at initial recognition and subsequently measured at amortized cost or at fair value (FVTPL).

(o) Convertible Debt Facility

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

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Material Accounting Policies (continued)

(o) Convertible Debt Facility (continued)

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

(p) Business Combination

Acquisitions of businesses are accounted for using the acquisition method under IFRS 3 - Business Combinations. A business combination requires the assets acquired and liabilities assumed constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. For the assets acquired and liabilities assumed not constituting a business, it is accounted as an asset acquisition.

Consideration is measured at the date of the exchange which includes equity instruments issued. Acquisition related costs incurred for the business combination are expensed and included in purchase costs for asset acquisition. The acquiree's identifiable assets and liabilities are recognized at their fair values at the acquisition date. Provisional fair values are finalized at the earlier of the following: the date as soon as the acquirer received the information it was seeking about facts and circumstances that existed as of the acquisition date, learns that more information is not available or twelve months from the acquisition date. Goodwill arising on an acquisition is recognized as an asset and initially measured at cost, which is the excess of the consideration paid over the fair value of the net identifiable assets and liabilities recognized. No goodwill is recognized in an asset acquisition transaction.

2.3 New Accounting Pronouncements

Certain pronouncements were issued by the International Accounting Standards Board (IASB) that are mandatory for accounting periods on or after January 1, 2024. Integra will adopt the following amendments in Q1 2024:

IFRS 7 Financial Instruments: Disclosures and IAS 7 Statement of Cash Flows (Amendments)

In May 2023, the International Accounting Standards Board (IASB) issued disclosure-only amendments to IFRS 7 Financial Instruments and IAS 7 Statement of Cash Flows, which were incorporated into Part I of the CPA Canada Handbook - Accounting in August 2023.

The amendments require entities to disclose sufficient information necessary for users of financial statements to understand the effect of supplier finance arrangements on an entity's liabilities and cash flows, as well as on its liquidity risk and risk management.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.3 New Accounting Pronouncements (continued)

IFRS 7 Financial Instruments: Disclosures and IAS 7 Statement of Cash Flows (Amendments) (continued)

The amendments are effective for annual periods beginning on or after January 1, 2024. Even though Integra has some supplier finance arrangements that are subject to this new guidance (“equipment financing”), these new disclosure requirements have no impact on Integra’s financial statements, as those arrangements are not material.

IFRS 16 Leases (Amendments)

In September 2022, the International Accounting Standards Board (IASB) issued amendments to IFRS 16 Leases to add subsequent measurement requirement for sale and leaseback transactions that satisfy the requirements in IFRS 15 Revenue from Contracts with Customers to be accounted for as a sale. The Amendments were incorporated into Part I of the CPA Canada Handbook - Accounting in December 2022.

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of gain or loss that relates to the right of use it retains. The IASB has not prescribed a particular method for measuring the lease liability. A seller-lessee must apply the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The amendments are effective for annual periods beginning on or after January 1, 2024 and have no impact on Integra's financial statements.

IAS 1 Presentation of Financial Statements (Amendments)

In October 2022, the International Accounting Standards Board (IASB) issued amendments to IAS 1 which were incorporated into Part I of the CPA Canada Handbook - Accounting in December 2022.

The amendments require an entity to disclose, in specific circumstances, information in the notes that enables financial statement user to understand the risk that non-current liabilities with covenants could become repayable within 12 months after the reporting period. As part of the amendments, a provision was added to clarify that only covenants that an entity must comply with on or before the reporting date would affect a liability's classification as current or non-current, even if compliance with the covenant is only assessed after the entity's reporting date. Covenants which an entity must comply with after the reporting date would not affect classification of a liability as current or non-current at the reporting date. An entity that applies these amendments early is also required to apply the January 2020 amendments at the same time, and vice versa.

The amendments are effective for annual periods beginning on or after January 1, 2024. Integra has already addressed these requirements when adopted those January 2020 amendments in 2022, so these new amendments have no impact on Integra's financial statements.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
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

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of operations and comprehensive loss. As December 31, 2023, there was no indication for impairment on the Company's long-term assets.

(b) Share-Based Payments

The determination of the fair value of stock options or warrants using the Black-Scholes option pricing model, requires the input of highly subjective assumptions, including the expected price volatility and expected life. Changes in the subjective input assumptions could materially affect the fair value estimate.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
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

(e) Fair Value of the Derivative Liabilities

The conversion feature within the convertible debt facility has been determined to be an embedded derivative that is not closely related to the liability host. The determination of the fair value of derivative using the Finite Difference method, requires the input of highly subjective assumptions, including risk free rates, expected volatility, and credit spread. Changes in the subjective input assumptions could materially affect the fair value estimate.

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

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
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

(b) Going Concern

Management has applied judgment in the assessment of the Company’s ability to continue as a going concern, considering all available information, and concluded that the going concern assumption is appropriate for a period of at least twelve months following the Auditor’s report date.

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

(e) Reclassification

Site support expenses have been reclassified from general and administrative expenses to exploration and evaluation expenses in the comparative periods in the consolidated statements of operations and comprehensive loss, to conform with the current period presentation. That reclassification had no impact on the operating loss (see Note 10).

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.4 Significant Accounting Estimates and Judgments (continued)

Significant Accounting Judgments (continued)

(f) Accounting Treatment of the Millennial Acquisition

The assessment of whether acquisitions are considered business combinations or asset acquisitions requires management judgement, the outcome of which may result in different accounting treatments.

The Company completed an analysis to determine whether the set of activities and assets acquired in the Transaction meet the definition of a business under IFRS 3. The Company concluded that the acquisition of Millennial does not meet the definition of a business combination and therefore is accounted for as an asset acquisition (see Note 11).

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

The Company classified the convertible debt liability as a current liability, in accordance with the IAS 1 Amendments even though the maturity of the loan is in 2025. This classification meaningfully impacts the Company's working capital.

The Company's working capital deficit, including the convertible debt liability as of December 31, 2023 was $6,803,922 (December 31, 2022 - working capital $1,603,220). The Company's working capital, excluding the convertible debt liability as of December 31, 2023 was $3,839,810 (December 31, 2022 - working capital $11,651,434).

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

There is no assurance that the Company will be able to raise additional funds on reasonable terms. The only sources of future funds presently available to the Company are through the exercise of options, convertible debt facility, the sale of equity capital of the Company, the sale of a metal stream, the sale of a royalty or the sale by the Company of an interest in any of its properties in whole or in part. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

3. CAPITAL MANAGEMENT (continued)

The Company secured additional funds subsequent to the year-end by selling a royalty on the DeLamar Project and by completing a bought deal public equity offering (please see Note 21 for more details).

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended December 31, 2023.

4. FINANCIAL INSTRUMENTS

All financial instruments are measured and reported according to the Company's accounting policy.

Fair Value

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The Company's financial instruments are accounted for as follows under IFRS 9:

FINANCIAL ASSETS:	CLASSIFICATION
Cash and cash equivalents	FVTPL
Receivables (excluding tax receivables)	Amortized cost, less any impairment
Restricted cash, long-term	Amortized cost, less any impairment
Lease receivable	Amortized cost, less any impairment

FINANCIAL LIABILITIES:	CLASSIFICATION
Trade and other payables	Other financial liabilities, measured at amortized cost
Due to related parties	Other financial liabilities, measured at amortized cost
Lease liability	Other financial liabilities, measured at amortized cost
Convertible debt facility - liability component	Other financial liabilities, measured at amortized cost
Convertible debt facility - derivative component	FVTPL
Equipment financing liability	Other financial liabilities, measured at amortized cost

The following table summarizes the Company's financial instruments classified as FVTPL as at December 31, 2023 and 2022:

	Level	December 31, 2023	December 31, 2022
FINANCIAL ASSETS:
Cash and cash equivalents	1	$8,815,290	$15,919,518

	Level	December 31, 2023	December 31, 2022
FINANCIAL LIABILITIES:
Convertible debt facility - derivative component	3	$616,000	$1,585,000

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

4. FINANCIAL INSTRUMENTS (continued)

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

b. Receivables, restricted cash, and lease receivable – these financial assets are immaterial and therefore the risk of loss is minimal.

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

a. Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company has interest-bearing assets, where the risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with a chartered Canadian and US financial institutions. The Company’s significant financial instruments valued using fluctuating risk-free interest rates is the derivative component of the convertible debt facility. The Company’s operating cash flows are mostly independent of changes in market interest rates, which is impacted by economic uncertainties and current high inflationary environment. Management considers this risk immaterial.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

4. FINANCIAL INSTRUMENTS (continued)

b. Share Price Risk

At each reporting period, the convertible debt derivative liability is fair valued using the Finite Difference Method. The Company's share price is a key assumption used in this valuation, hence share price fluctuations can meaningfully impact the value of the derivative liability.

c. Foreign Exchange Risk

The Company's expenditures incurred in the US dollars and its convertible debt facility (denominated in the US dollars) are exposed to currency fluctuations. To manage this risk and mitigate its exposure to exchange rates fluctuation, the Company holds a portion of its cash and short-term investments in USD (see Note 5). No formal hedging arrangements are in place.

During the year ended December 31, 2023, the Company recognized a net foreign exchange income of $299,745. Based on the Company's net foreign currency exposure at December 31, 2023, depreciation or appreciation of US dollar against the Canadian dollar would have resulted in the following increase or decrease in the Company's net loss:

At December 31, 2023	Possible exposure*	Impact on net loss
US dollar	+/-5%	$ 583,718 / $(583,718)

*Possible exposure is based on management's best estimate of the reasonably possible fluctuations of foreign exchange rates in the next twelve months.

5. CASH AND CASH EQUIVALENTS

The balance at December 31, 2023 consists of $2,755,497 in cash and $6,059,793 held in short-term investments (December 31, 2022 - $2,662,316 in cash and $13,257,202 in short-term investments) on deposit with major Canadian and US banks and other financial institutions. Short-term investments are redeemable on a monthly basis, with the annual interest rates ranging between 5.00% and 5.20%. As of December 31, 2023, the Company held approximately 25% (December 31, 2022 - 97%) of its cash and short-term investments in US dollars.

6. RECEIVABLES, PREPAID EXPENSES, AND LEASE RECEIVABLE

Receivables and Prepaid Expenses

Receivables and Prepaid Expenses As at	December 31, 2023	December 31, 2022
Receivables	$153,512	$98,138
Prepaid expenses	898,655	976,232
Total Receivables and Prepaid Expenses	$1,052,167	$1,074,370

Lease Receivable	December 31, 2023	December 31, 2022
Lease receivable - opening balance as May 4, 2023	$208,701	$-
Principal payments	(44,363)	-
Total Lease Receivable	$164,338	$-

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

6. RECEIVABLES, PREPAID EXPENSES, AND LEASE RECEIVABLE (continued)

The Company's lease receivable is related to the long-term sublease of one of the Company's Nevada warehouses, reported in the non-current asset section of the consolidated statements of financial position. Total lease interest income related to this sublease in the current year was $10,109 (December 31, 2022 - $Nil; December 31, 2021 - $Nil), reported in the consolidated statement of operations and comprehensive loss, under the "interest income".

At December 31, 2023 and 2022, the Company anticipates full recovery or full utilization of its receivables, prepaid expenses, and lease receivable and therefore no impairment has been recorded against these amounts. The Company holds no collateral for any receivable amounts outstanding as at December 31, 2023 and 2022.

7. RESTRICTED CASH

The Company's restricted cash at December 31, 2023 consists of $61,989 (December 31, 2022 - $46,001), in credit card security deposits and a reclamation bond.

8. PROPERTY, PLANT AND EQUIPMENT

	Computers and software	Office furniture and equipment	Vehicles	Buildings, well, road, and buildings improvements	Equipment	Total
Cost
Balance at December 31, 2021	242,254	43,238	219,266	1,443,039	1,648,542	3,596,339
Additions (adjustments)	1,952	1,679	76,419	19,510	34,601	134,161
Translation difference	(4,343)	(2,412)	-	(3,613)	-	(10,368)
Balance at December 31, 2022	239,863	42,505	295,685	1,458,936	1,683,143	3,720,132
Additions (adjustments)	34,083	-	110,090	33,524	121,561	299,258
Additions - merger (Note 11)	-	11,252	119,513	58,947	74,663	264,375
Translation difference	1,575	890	-	3,930	-	6,395
Balance at December 31, 2023	$275,521	$54,647	$525,288	$1,555,337	$1,879,367	$4,290,160

Accumulated Depreciation
Balance at December 31, 2021	(178,703)	(31,412)	(82,157)	(149,500)	(522,740)	(964,512)
Depreciation	(35,068)	(8,161)	(56,530)	(114,957)	(330,269)	(544,985)
Translation difference	3,569	1,769	-	514	-	5,852
Balance at December 31, 2022	(210,202)	(37,804)	(138,687)	(263,943)	(853,009)	(1,503,645)
Depreciation	(27,654)	(3,855)	(104,711)	(131,660)	(317,286)	(585,166)
Translation difference	(1,398)	(792)	-	(232)	-	(2,422)
Balance at December 31, 2023	$(239,254)	$(42,451)	$(243,398)	$(395,835)	$(1,170,295)	$(2,091,233)

Carrying amounts

December 31, 2021	$63,551	$11,826	$137,109	$1 ,293,539	$1,125,802	$2,631,827
December 31, 2022	$29,661	$4,701	$156,998	$1,194,993	$830,134	$2,216,487
December 31, 2023	$36,267	$12,196	$281,890	$1,159,502	$709,072	$2,198,927

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

9. LEASES - OPERATING LEASES, RIGHT-OF-USE ASSETS, AND LEASE LIABILITIES

Operating Leases

The Company elected to apply recognition exemption under IFRS 16 on its short-term rent agreements related to its office and equipment rentals. For the year ended December 31, 2023, the Company expensed $259,787 (December 31, 2022 - $77,823; December 31, 2021 - $93,154) related to these operating leases. The Company's short-term lease commitment as of December 31, 2023 was $113,043 (December 31, 2022 - $30,461).

Right-of-Use Assets ("ROU")

Integra amended its head office lease agreement on December 15, 2023, reducing the lease space and extending the lease term to February 28, 2029. This amendment has been accounted for as a lease modification under IFRS 16. Lease liability was remeasured at the modification date, to reflect revised discounted payments, and corresponding adjustments were made to the carrying amount of the ROU asset.

DeLamar renewed its Boise office lease agreement on March 1, 2023, extending the lease term from July 31, 2023 to July 30, 2024. This exercise of renewal option from the original agreement has been accounted for as change of estimate of lease liabilities under IFRS 16.

A summary of the changes in ROU assets for the years ended December 31, 2023 and 2022 is as follows:

Right-of-Use Assets	Vancouver Head office	Vehicles	Equipment	DeLamar Boise Office and JV Mining Camp	Nevada Warehouses and Rental Property	Total
Balance, December 31, 2021	205,240	290,690	38,310	225,471	-	759,711
Additions (change of estimate)	522,797	(38,928)	-	-	-	483,869
Depreciation	(122,817)	(140,214)	(38,310)	(105,093)	-	(406,434)
Translation differences	(13,123)	-	-	-	-	(13,123)
Balance, December 31, 2022	592,097	111,548	-	120,378	-	824,023
Additions (change of estimate and lease modification)	(24,148)	52,928	-	24,850		53,630
Additions - merger (Note 11)	-	-	-	-	377,071	377,071
Depreciation	(119,279)	(110,937)	-	(102,598)	(111,383)	(444,197)
Translation differences	14,237	-	-	-	-	14,237
Balance, December 31, 2023	$462,907	$53,539	$-	$42,630	$265,688	$824,764

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

9. LEASES - OPERATING LEASES, RIGHT-OF-USE ASSETS, AND LEASE LIABILITIES (continued)

Lease Liabilities

A summary of the changes in lease liabilities for the years ended December 31, 2023 and 2022 is as follows:

Lease Liabilities	Vancouver Head office	Vehicles	Equipment	DeLamar Boise Office and JV Mining Camp	Nevada Warehouses and Rental Property	Total
Balance, December 31, 2021	270,940	282,503	41,707	245,575	-	840,725
Additions (change of estimate)	630,922	-	-	-	-	630,922
Payments - principal portion	(157,736)	(131,550)	(40,198)	(109,623)	-	(439,107)

Adjustments	(117,879)	(41,508)	(1,509)	-	-	(160,896)
Translation differences	(17,323)	-	-	-	-	(17,323)
Balance, December 31, 2022	608,924	109,445	-	135,952	-	854,321
Additions (change of estimate and lease modification)	(42,948)	52,928	-	103,529	-	113,509
Additions (merger) (Note 11)	-	-	-	-	542,293	542,293
Payments - principal portion	(57,996)	(106,252)	-	(194,730)	(87,823)	(446,801)

Adjustments	-	678	-	-	1,725	2,403
Translation differences	14,641	-	-	-	-	14,641
Balance, December 31, 2023	$522,621	$56,799	$-	$44,751	$456,195	$1,080,366

The applied interest rates in these leases ranged between 6.34% and 10.00%. Lease liability calculations were based on the assumption that no purchase option will be exercised at the end of the lease terms.

Carrying lease liabilities amounts are as follows:

	Current lease liability	Long-term lease liability	Total lease liabilities
Balance, December 31, 2022	231,526	622,795	854,321
Balance, December 31 2023	$361,877	$718,489	$1,080,366

The Company subleases on a short-term basis a portion of its Vancouver head office to four companies for a rent income of $113,732, in the current year ended December 31, 2023 (December 31, 2022 - $111,046; December 31, 2021 - $71,797). The total rent income is recognized in the consolidated statement of operations and comprehensive loss, under the "Rent income - sublease". The lease receivable related to the sublease of one of the Company's Nevada warehouses, is reported in the consolidated statements of financial position (see Note 6).

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS

DeLamar Project

The DeLamar Project comprises of the DeLamar and Florida Mountain deposits. See subsequent events (Note 21) for recent development.

DeLamar Deposit

On November 3, 2017, the Company acquired 100% of interest in Kinross DeLamar Mining Company, a wholly-owned subsidiary of Kinross Gold Corporation ("Kinross"), which owned the DeLamar Deposit for $5.9 million ("mm") in cash and the issuance of 2,218,395 common shares of the Company that is equal to 9.9% of all of the issued and outstanding shares of the Company upon closing of the October 2017 $21.3mm financing. The 2,218,395 common shares issued were valued at $3.7mm on the closing date. The Company paid $2.4mm cash at closing of the acquisition transaction and issued a $3.5mm promissory note, which was originally due in May 2019. In February 2019, the maturity date of the promissory note was extended to November 3, 2019, and the promissory note was paid in full on October 31, 2019.

That payment represents payment-in-full for all amounts owing under the promissory note agreement and all obligations under the agreement with Kinross USA Inc. have been fully performed. As a result, Kinross USA Inc. has released its security on 25% of the shares of DeLamar Mining Company.

The DeLamar Deposit is subject to multiple royalties (see Note 16 for details).

Florida Mountain Deposit

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

Nevada North Project (Wildcat, Mountain View), Marr, Ocelot, Eden and Dune Properties

On December 11, 2020, Millennial (which was acquired by Integra on May 4, 2023) entered into a definitive agreement with a subsidiary of Waterton Global Resource Management ("Waterton") pursuant to which Millennial acquired Waterton's interest in Nevada North Project (Wildcat and Mountain View deposits), Marr, Ocelot, Eden and Dune properties located in Nevada ("the Nevada Properties"). The agreement was subsequently amended on May 25, 2022.

The Nevada Properties are subject to multiple royalties (see Note 16 for details). Franco-Nevada Corporation ("Franco-Nevada") acquired the Waterton royalties in June 2023.

The Company paid the final land purchase payment of $2.5 million in June 2023.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

Red Canyon Property

On October 30, 2020, Millennial Red Canyon LLC (“Millennial Red Canyon”), a wholly owned subsidiary of Integra, entered into an agreement, pursuant to which Red Canyon Corporation will lease to Millennial Red Canyon, and grant Millennial Red Canyon the sole and exclusive right to acquire a 100% undivided legal and beneficial interest in, 254 unpatented lode mining claims located in Eureka County, Nevada. The agreement was subsequently amended on January 4, 2024, and 94 new claims were added to the agreement for a new total of 348 claims.

Under the terms of the agreement, Millennial Red Canyon will have an option to acquire a 100% undivided interest in the Red Canyon Property by completing the following:

  Total advance cash payments of $475,000 ("Red Canyon Advance Payments") to Red Canyon Corporation payable as follows:
    $25,000 due on signing of the agreement - October 30, 2020 (paid);
    $25,000 due on or prior to 6 months from October 30, 2020 (paid);
    $50,000 due on or prior to the first anniversary (paid);
    $75,000 due on or prior to the second anniversary (paid);
    $100,000 due on or prior to the third anniversary (paid);
    $100,000 due in 2024 within 30 days after an equity financing; (paid subsequent to year-end) and
    $100,000 due in 2025 within 30 days after an equity financing.

  Reimburse $44,970 due for federal annual mining claim maintenance (paid);

  On or before the 6th anniversary, Millennial Red Canyon shall pay Red Canyon Corporation $2,000,000 less aggregate amount of the 2020 to 2024 Red Canyon Advance Payments paid by Millennial Red Canyon.

  Issuing common shares to Red Canyon Corporation as follows:
    On or prior to the completion of Millennial's going public transaction by way of reverse take-over ("RTO"), issuing an amount of common shares to ensure Red Canyon owns 2% of the outstanding common shares immediately following completion of the RTO (issued);
    1,000,000 common shares on or prior to the first anniversary (issued);
    1,000,000 common shares on or prior to the second anniversary (issued); and
    1,000,000 common shares on or prior to the third anniversary (issued).

  Millennial Red Canyon to spend an aggregate $1,500,000 in exploration expenditures as follows:
    $500,000 on or prior to the second anniversary (incurred);
    $500,000 on or prior to the third anniversary (incurred); and
    $500,000 on or prior to the fourth anniversary (incurred).

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

Please refer to Note 16 for details on royalty commitments.

Cerro Colorado District

On July 26, 2021 (the "Effective Date") Millennial Arizona LLC ("Millennial Arizona"), a wholly-owned subsidiary of Integra, entered into an agreement with Tri Minerals Holdings Corp. ("Tri Minerals"), to grant Millennial Arizona the sole and exclusive right to acquire from Tri Minerals a 100% undivided legal and beneficial interest in and to the Silver Hill, Mina del Tajo-west, La Colorada, Nuevo Colorado, Waterman, and Cyanide projects situated in the Cerro Colorado Mining District in Pima County, Arizona (together the "Arizona Properties").  The agreement was subsequently amended on February 20, 2024.

Pursuant to the terms of the agreement, Tri Minerals will lease the Arizona Properties to Millennial Arizona (the "Arizona Lease") through December 31, 2026 and grant Integra the sole and exclusive right to acquire a 100% undivided legal and beneficial interest in and to the Arizona Properties (the “Arizona Option”), subject to the following advance payments (the “Arizona Advance Payments”):

    $25,000 on the date that the letter of intent was executed by the Parties (the "Initial Payment"). (paid);
    $25,000 on or prior to the earlier of (i) the date that initial operations permits are received in respect of any of the Properties and (ii) the date that is six months after the Effective Date (the "Subsequent Payment") (paid);
    $50,000 on or prior to the 1st anniversary of the Effective Date (the "First Anniversary Payment') (paid);
    $200,000 on or before the 2nd anniversary of the Effective Date (the "Second Anniversary Payment') (paid);
    "'$25,000 on or prior to February 29, 2024 (first instalment of the Lease Extension Payment, paid subsequent to year-end);
    $75,000 on or prior to July 26, 2024 (second instalment of the Lease Extension Payment); and,
    $100,000 on or prior to July 26, 2025 (third instalment of the Lease Extension Payment).

Option Exercise Payment: On or before the termination of the Lease, but no later than December 31, 2026, Millennial Arizona may exercise the Arizona Option and, in such event, shall pay Tri Minerals $2,500,000, less the aggregate amount of the Arizona Advance Payments paid by Millennial Arizona to Tri Minerals.

Work Commitment: During the Term and provided all necessary State of Arizona (ASLD), BLM approvals, as appropriate, for exploration activities (including drilling) on the Arizona Properties have been obtained, Millennial Arizona shall conduct exploration activities in accordance with all permit requirements and shall incur exploration expenditures on the Arizona Properties as follows:

    A minimum of $1,500,000 in exploration expenditures on or prior to the fifth anniversary of the Effective Date ($633,247 has been incurred to date and $866,753 remains outstanding).

Please refer to Note 16 for details on royalty commitments.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

War Eagle Gold-Silver Deposit

In December 2018, the Company has entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), now a wholly owned subsidiary of Gold Royalty Corp. to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle") situated in the DeLamar District, southwestern Idaho. Under the option agreement, Integra paid Nevada Select $200,000 over a period of four years in annual payments.

Upon exercise of the option (exercised in December 2022), Nevada Select transferred its right, title and interest in the State Lease, subject to a 1.0% net smelter royalty on future production from the deposit payable to Gold Royalty Corp.

Integra made the final option payment of $70,000 in December 2022. The State Lease is subject to an underlying 5.0% net smelter royalty payable to the State of Idaho. In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750m north of the State Lease.

BlackSheep District

The Company staked a number of the BlackSheep claims in 2018. The staking was completed in early 2019. Certain claims are IDL leases.

Exploration and Evaluation Assets Summary:

	Idaho Properties	Nevada & Arizona Properties	Total
Balance at December 31, 2021	$56,491,140	-	$56,491,140
Land acquisitions/option payments	90,000	-	90,000
Legal fees	14,987	-	14,987
Reclamation adjustment*	(15,864,249)	-	(15,864,249)
Depreciation**	(7,404)	-	(7,404)
Total	40,724,474	-	40,724,474
Advance minimum royalty (Note 16)	77,450	-	77,450
Balance at December 31, 2022	40,801,924	-	40,801,924
Land acquisitions/option payments	39,000	2,800,000	2,839,000
Millennial acquisition (Note 11)	-	24,523,830	24,523,830
Legal fees	93,882	12,014	105,896
Reclamation adjustment*	16,486	-	16,486
Depreciation**	(7,403)	-	(7,403)
Total	40,943,889	27,335,844	68,279,733
Advance minimum royalty (Note 16)	97,450	25,000	122,450
Balance at December 31, 2023	41,041,339	$27,360,844	$68,402,183

      *Reclamation adjustment is the change in present value of the reclamation liability, mainly due to changes to inflation rate and discount rate. Also see Note 17.

**A staff house building with a carrying value of $187,150 has been included in the DeLamar property. This building is being depreciated.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

The Company spent $22,009,119 in exploration and evaluation activities during the year ended December 31, 2023 (December 31, 2022 - $13,467,035; December 31, 2021 - $25,797,910). In the current year, the Company reclassified its site support costs to Exploration and Evaluation expenses. These costs include all the support staff (such as accounting team, site management, safety, equipment operators, etc) and project related G&A costs (such as fees on the surety bond, insurance, staff house, mobile equipment rental, equipment maintenance and repairs, Boise office, rental apartment, software, and other site G&A expenses).

Historically, the Company has classified those costs as "General & Administration" expenses in the consolidated statements of operations and comprehensive loss. The reclassification does not impact the operating loss, as the Company also expenses exploration and evaluation costs. Comparative numbers have been reclassified to conform with the current period reclassification.

Recognizing that site support costs are integral to the exploration and development project activities, management has carefully evaluated this alignment and concluded that classifying these expenses under Exploration and Evaluation Expenses offers a more accurate and transparent reflection of the nature of those costs. The site support expenses are now reported in the table below.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

The following tables outline the Company's exploration and evaluation expense summary for the years ended December 31, 2023, 2022, and 2021:

Exploration and Evaluation Expense Summary:

	Idaho Properties			Nevada & Arizona Properties
December 31, 2023	DeLamar Project	Other Idaho deposits	Joint expenses	Nevada North Project	Other Nevada & Arizona	Total
Contract exploration drilling	2,056,797	-	-	-	-	2,056,797
Contract metallurgical drilling	1,487,545	-	-	-	-	1,487,545
Contract condemnation drilling	425,773	-	-	-	-	425,773
Contract geotech drilling	324,752	-	-	-	-	324,752
Contract ground water drilling	144,465	-	-	-	-	144,465
Exploration drilling - other drilling labour & related costs	949,834	-	-	-	-	949,834
Metallurgical drilling - other drilling	626,837	-	-	-	-	626,837
labour & related costs
Condemnation drilling - other	193,291	-	-	-	-	193,291
drilling labour & related costs
Other exploration expenses*	817,672	1,376	-	12,988	71,532	903,568
Other development expenses**	2,871,803	-	-	545,088	-	3,416,891
Land***	494,482	-	-	245,106	250,831	990,419
Permitting	4,864,302	22,602	192,225	237,634	-	5,316,763
Metallurgical test work	429,796	-	-	9,699	-	439,495
Technical reports and engineering	1,924,133	-	-	186,585	-	2,110,718
External affairs / Community engagement	410,020	-	-	56,357	-	466,377
Site support expenses****	1,953,716	-	-	201,878	-	2,155,594
Total	$19,975,218	$23,978	$192,225	$1,495,335	$322,363	$22,009,119

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

**Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

****Includes site G&A expenses

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)
	Idaho Properties
December 31, 2022	DeLamar Project	Other Idaho deposits	Joint expenses	Total
Contract exploration drilling	$1,478,499	$-	$-	$1,478,499
Contract metallurgical drilling	657,499	-	-	657,499
Contract condemnation drilling	216,877	-	-	216,877
Contract geotech drilling	222,876	-	-	222,876
Exploration drilling - other drilling labour & related costs	1,044,311	10,779	-	1,055,090
Metallurgical drilling - other drilling labour & related costs	310,344	-	-	310,344
Condemnation drilling - other drilling - labour & related costs	307,833	-	-	307,833
Other exploration expenses*	902,744	2,492	-	905,235
Other development expenses**	1,785,320	-	-	1,785,320
Land***	332,962	22,602	223,164	578,728
Permitting	3,019,675	-	-	3,019,675
Metallurgical test work	339,322	-	-	339,322
Technical reports and engineering	835,591	-	-	835,591
External affairs / Community engagement	276,444	-	-	276,444
Site support expenses****	1,477,701	-	-	1,477,701
Total	$13,207,998	$35,873	$223,164	$13,467,035

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

**Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

****Includes site G&A expenses

	Idaho Properties
December 31, 2021	DeLamar Project	Other Idaho deposits	Joint expenses	Total
Contract exploration drilling	$6,253,809	$1,673,547	$-	$7,927,356
Contract metallurgical drilling	424,819	-	-	424,819
Contract condemnation drilling	226,752	-	-	226,752
Exploration drilling - other drilling labour & related costs	3,390,088	1,044,078	-	4,434,166
Metallurgical drilling - other drilling labour & related costs	196,570	-	-	196,570
Condemnation drilling - other drilling - labour & related costs	124,235	-	-	124,235
Other exploration expenses*	1,601,903	239,591	-	1,841,494
Other development expenses**	1,664,611	-	-	1,664,611
Land***	335,420	24,588	236,426	596,434
Permitting	4,357,412	-	-	4,357,412
Metallurgical test work	418,839	-	-	418,839
Technical reports and engineering	1,640,468	-	-	1,640,468
External affairs / Community engagement	219,238	-	-	219,238
Site support expenses****	1,725,516	-	-	1,725,516
Total	$22,579,680	$2,981,804	$236,426	$25,797,910

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

**Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

****Includes site G&A expenses

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

11. ACQUISITION OF MILLENNIAL PRECIOUS METALS CORP.

On February 26, 2023, the Company entered into a definitive plan of arrangement (the "Plan of Arrangement") with MPM pursuant to which Integra acquires all of the issued and outstanding common shares of MPM (the "Transaction"). Each MPM shareholder was entitled to receive 0.092 common share (post Consolidation) of Integra for each share of MPM held. Each stock option of MPM was exchanged in accordance with the Plan of Arrangement. The Transaction was approved by the securityholders of MPM on April 26, 2023 and closed on May 4, 2023. In connection with the Plan of Arrangement, the Company issued 16,872,050 common shares in exchange of MPM common shares, 764,704 stock options to replace MPM stock options and assumed 21,903,504 MPM warrants (convertible into 2,015,122 Integra shares). Based on the closing share price of Integra on May 4, 2023, the fair value of the consideration, including transaction costs, was $23,996,732.

The transaction is accounted for as an asset acquisition and the allocation of the purchase price to the assets acquired and liabilities assumed is based on estimated fair values at the time of acquisition, following the requirements of IFRS 2.

May 4, 2023 purchase price allocation ("PPA") to the estimated fair value of the assets and liabilities of MPM is as follows:

Purchase price:

May 4, 2023
Issuance of 16,872,050 shares of Integra to Millennial's shareholders	$22,697,554
Issuance of 764,704 options of Integra to Millennial's option holders	31,888
Fair value of Millennial warrants assumed by Integra	44,630
Transaction costs	1,222,660
$23,996,732

Fair value of assets and liabilities acquired:

Cash	$323,884
Receivables	103,234
Prepaids	19,278
Restricted cash	154,630
Security and reclamation deposits	45,395
Lease receivable	208,701
Right of use assets	377,071
PP & E	264,375
Exploration and evaluation assets	24,484,463
Accounts payable and accrued liabilities	(1,328,458)
Lease liability	(542,293)
Provision for site reclamation and remediation	(113,548)
$23,996,732

Subsequent to the acquisition date, the exploration and evaluation assets balance was adjusted for some reversals and invoices related to the merger, received post-closing, and amounted to $24,523,830.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

12. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Related parties include the Board of Directors, Executive Chair, CEO, CFO, COO, and enterprises that are controlled by these individuals.

As December 31, 2023, $1,158,454 (December 31, 2022 - $636,555) was due to related parties for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses. Receivables from related parties (related to rent and office expenses) as of December 31, 2023 were $20,643 (December 31, 2022 - $18,843) and was recorded in receivables.

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors, Executive Chair, CEO, CFO, and COO.

Remuneration attributed to executives and directors for the years ended December 31, 2023, 2022, and 2021 were as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Short-term benefits*	$2,161,496	$1,596,362	$1,806,716
Associate companies**	2,124	(16,932)	(18,137)
Stock-based compensation	609,883	1,165,694	1,173,216
Total	$2,773,503	$2,745,124	$2,961,795

*Short-term employment benefits include salaries, consulting fees, vacation accruals and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

In the current year ended December 31, 2023, the Company issued 74,865 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors.

In the year ended December 31, 2022, the Company issued 68,343 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter in which those DSUs were granted. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

In the year ended December 31, 2021, the Company issued 12,067 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter in which those DSUs were granted . The share-based payment related to these DSUs is included in the above table under stock-based compensation.

The option to receive DSUs in lieu of cash directors' fees was introduced in 2021 in order to encourage insiders' ownership. DSUs granted before December 2021 vested in full at the grant date. DSUs granted in December 2021 and going forward will vest in 12 months.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

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

The following is a breakdown of the trade and other payables:

As at	December 31, 2023	December 31, 2022
Total Accounts Payable	$2,426,556	$2,053,426
Accrued Liabilities	889,090	580,485
Total Trade and Other Payables	$3,315,646	$2,633,911

Accrued liabilities at December 31, 2023 and 2022, include mostly accruals for project exploration and development expenditures, payroll, bonus, vacation, professional services, and office expenses.

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

A summary of the changes in the equipment financing liability for the years ended December 31, 2023 and 2022 is as follows:

Equipment Financing Liability
Balance, December 31, 2021	$597,537
Principal payments	(202,577)
Balance, December 31, 2022	394,960
Principal payments	(216,898)
Balance, December 31, 2023	$178,062

Carrying equipment financing liability amounts are as follows:

	December 31, 2023	December 31, 2022
Current equipment financing liability	$135,664	$216,898
Long-term equipment financing liability	42,398	178,062
Total equipment financing liability	$178,062	$394,960

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

15. CONVERTIBLE DEBT FACILITY

On July 28, 2022, the Company executed a credit agreement with Beedie Investment Ltd. (the “Lender”), for the issuance of a non-revolving term convertible debt facility (the “Convertible Facility”) in the principal amount up to $20 million. Maturity date of the loan is set as 36 months following the closing date (August 4, 2022), which could be extended for an additional 12 months, if certain conditions are met. On August 4, 2022, an initial advance of $10 million was drawn under this facility, with the Company having the option to draw “subsequent advances” in increments of at least $2.5 million, up to an additional $10 million, subject to certain conditions which include: no default, event of default, or material adverse effect shall have occurred or be continuing, receipt of conditional exchange approval of the subsequent advance conversion price and the common shares issuable upon the conversion of such subsequent advance, lender satisfaction with all material authorizations, leases and licenses for the current stage of the DeLamar project and, in the case of a subsequent advance, with filing of the preliminary Mine Plan of Operations for the DeLamar project, an amount of unrestricted cash of the loan parties is at all times a minimum of $2 million. The Convertible Facility is secured by the Company’s material assets and guaranteed by the Company’s subsidiaries at that time.

In connection with the closing of the Merger with Millennial, the original Convertible Facility was amended on May 4, 2023 to accommodate the assets of Millennial and its subsidiaries, each of which, following the closing of the Merger, are loan parties and provide guarantees and security for the obligations under the loan agreement. The amended agreement modified the conversion price on the initial advance from $2.25 (adjusted for the Consolidation) to $1.73 (adjusted for the Consolidation) and increased the coupon interest rate from 8.75% to 9.25% per annum on the loan outstanding. The interest continues to be accrued for the first twenty-four (24) months from the date of the original Loan Agreement, payable quarterly either in shares or in cash, at Integra’s election.

Prior to July 31, 2024, interest will be accrued and shall be compounded quarterly and added to the principal at the end of each quarterly interest period. Commencing with the quarterly interest period ending September 30, 2024, interest shall be paid quarterly either in cash or shares, at the Company's election.

The Company is required to pay standby fees at a rate of 2% per annum, calculated on the undrawn portion of the Convertible Facility, calculated on a daily basis, compounded quarterly, and payable in arrears on each interest payment date (quarterly) following the effective date commencing September 30, 2022. Those fees are deferred in full (and included in deferred transaction costs).

If for a period of 30 consecutive trading days, the Company's volume weighted average trading price ("VWAP") of the common shares measured on the close of the trading on each such day equals or exceeds a 50% premium above the initial advance conversion price or the subsequent advance conversion price for any subsequent advance, the Company shall, provided no event of default occurred and be continuing, be entitled to have a one-time right to elect to cause the lender to convert up to 50% of the outstanding principal amount.

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

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

15. CONVERTIBLE DEBT FACILITY (continued)

At any time prior to repayment of the outstanding principal amount, the lender is entitled to elect to convert all or any portion of the principal amount (together with all outstanding standby fees and interest) into such number of common shares in the capital of the Company at a conversion price of a) for the initial advance $1.73 (adjusted for Consolidation) b) for the subsequent advance conversion price (equal to the higher of i) closing price on the trading day immediately prior to the date of the advance or ii) a 20% premium on the 30-day VWAP immediately prior to the date of the advance).

A summary of the changes in the convertible facility for the years ended December 31, 2023 and 2022 is as follows:

	Convertible facility - liability component	Convertible facility - derivative component	Total convertible debt facility
Balance, December 31, 2021	$-	$-	$-
Fair value at initial recognition on August 4, 2022	8,381,000	1,619,000	10,000,000
Transaction costs amortization	(472,221)	-	(472,221)
Interest expense accrual	360,205	-	360,205
Accretion	194,230	-	194,230
Change in fair value of derivatives	-	(34,000)	(34,000)
Balance, December 31, 2022	8,463,214	1,585,000	10,048,214
Transaction costs amortization	(95,313)	-	(95,313)
Interest expense accrual	974,534	-	974,534
Accretion	587,565	-	587,565
Change in PV of host liability*	97,732	-	97,732
Change in fair value of derivatives	-	(969,000)	(969,000)
Balance, December 31, 2023	$10,027,732	$616,000	$10,643,732

*Management analyzed the accounting treatment of loan amendment on May 4, 2023 in connection with the closing of the merger with Millennial in accordance to IFRS 9. Management concluded that the original terms and new terms of the convertible debt facility are not "substantially different" and therefore, the loan amendment would be accounted for as a modification and not as an extinguishment. The adjustments to the carrying amount of the financial liability due to the modification is recognized as "Change in fair value of host liability" on the consolidated statements of operations and comprehensive loss.

Upon the occurrence of an event of default which is continuing, all obligations shall at the option of the lender be accelerated and become immediately due and payable. As of December 31, 2023 the Company was in compliance with the covenants.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

15. CONVERTIBLE DEBT FACILITY (continued)

The assumptions used in this valuation model and the resulting fair value of the embedded derivatives at December 31, 2023, December 31, 2022, and August 4, 2022 were as follows:

	December 31, 2023	December 31, 2022	August 4, 2022
Maturity date	August 4, 2025	August 4, 2025	August 4, 2025
Risk-free rate	5.24% - 4.33%	4.24% - 4.29%	2.26% - 3.05%
Exchange rate (USD$ to CAD$)	1.3226	1.3544	1.2854
Share price	$1.05	$1.58	$1.65
Expected volatility	61.3%	53.4%	56.3%
Dividend yield	%Nil	%Nil	%Nil
Annual interest rate	9.25%	8.75%	8.75%
Conversion price (per share)	$1.73425	$2.25193	$2.3728
Conversion price cap	$2.60138	$3.44543	$3.63037
Credit spread	10.75%	13.94%	12.62%

16. COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Net Smelter Return ("NSR")

DeLamar Project: Most of the DeLamar deposit is subject to a 2.5% NSR payable to Triple Flag Precious Metals Corp ("Triple Flag"). The NSR will be reduced to 1.0% once Triple Flag has received a total cumulative royalty payment of C$10 million ($7.6 million). Other NSRs ranging from 2.0% to 5.0% are also payable to third-party landholders on certain claims. Please see subsequent events (Note 21) for details on the DeLamar Project new royalty agreement with Wheaton Precious Metals Corp.

Nevada North Project: A 0.5% NSR on production from the Wildcat property is payable to Franco-Nevada*. Other NSRs ranging from 0.4% to 1.0% are also payable to third-party landholders on certain claims. A 0.5% NSR on gold production from the Mountain View property is payable to Franco-Nevada*. Certain claims on the property are also subject to a 1.0% NSR to Franco-Nevada and a 1.5% NSR to Triple Flag. Other NSRs ranging from 0.05% to 1.5% are also payable to third-party landholders on certain claims.

War Eagle Property:  a 1.0% net smelter royalty on future production from the deposit is payable to Gold Royalty Corp. and a 5.0% net smelter royalty payable to the State of Idaho on certain claims. A 2% NSR on production from the Chadwick leased patented claims, with an option to purchase 1% NSR royalty for the payment of $500,000 with credit from prior payments made to lessor.

Marr, Ocelot, Eden and Dune Properties: Franco-Nevada* also has a 2.0% NSR on production from the Marr, Ocelot, Eden and Dune properties. Integra shall have an option at any time to buy down one-half of each royalty, thereby reducing the royalty to a 1.0% NSR royalty per property, for $1,500,000 per property.

Red Canyon Property: The Red Canyon property is subject to a 2.0% NSR royalty to Red Canyon Corporation. A 0.5% NSR is also payable to a third-party landholder.

Cerro Colorado District: The Cerro Colorado property is subject to a 1.0% NSR to Tri Minerals Holding Corp. For a period of five (5) years from the date the option is exercised, and the royalty is granted, Integra shall have the option to buy back the royalty for a payment $1,500,000. The Company has until July 26, 2026 to exercise the option.

Blacksheep Property:  a 5.0% net smelter royalty payable to the State of Idaho on certain claims.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

16. COMMITMENTS AND CONTRACTUAL OBLIGATIONS (continued)

Net Smelter Return ("NSR") (continued)

* Franco-Nevada Corporation ("Franco-Nevada") acquired these royalties from Waterton in June 2023.

In May 2023, Wheaton Precious Metals Corp. acquired from Integra a Right of First Refusal ("ROFR") on all future precious metals royalties, streams and pre-pays transactions on all properties owned by the Company as of May 4, 2023. The Company received compensation of $37,101 (C$50,000) in exchange for the ROFR. This has been recorded under the Statements of Operations and Comprehensive Loss as income from right of first refusal interest.

Advance Minimum Royalties ("AMR")

The Company's AMR obligation totalled $122,450 for 2023 (December 31, 2022 - $77,450), which was paid in full in the current year.

Annual Claim Filings Fees

The Company's obligation related to the Idaho Department of Lands ("IDL") rent payments totalled $30,907 for 2023 (December 31, 2022 - $30,670), which was paid in full in the current year.

The Company's obligation related to the Arizona State Lands Dept ("ASLD") rent payments totalled $75,140 for 2023 (December 31, 2022 - $Nil), which was paid in full in the current year.

The Company's obligation for BLM claim fees totalled $569,565 for 2023 (December 31, 2022 - $192,225), which was paid in full in the current year.

Land Access Lease Payments

The Company's obligation related to land and road access lease payments totalled $284,744 for 2023 (December 31, 2022 - $352,999), which was paid in full in the current year.

17. RECLAMATION AND REMEDIATION LIABILITIES

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment.

DeLamar Project

The site has been reclaimed by the former owner, Kinross, and the Company's environmental liabilities consist mostly of water treatment, general site maintenance and environmental monitoring costs.

The reclamation and remediation obligation represents the present value of the water treatment and environmental monitoring activities expected to be completed over the next 75 years. The cost projection has been prepared by an independent third party with expertise in mining site reclamation. Water treatment costs could be reduced in the event that mining at DeLamar resumes in the future. The Company's cost estimates do not currently assume any future mining activities. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

17. RECLAMATION AND REMEDIATION LIABILITIES (continued)

DeLamar Project (continued)

These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual water treatment and environmental monitoring costs will ultimately depend upon future market prices for the required activities that will reflect market conditions at the relevant time.

The Company reviewed and revised some of its assumptions and estimates. The following table summarizes those changes for December 31, 2023 and 2022.

DeLamar Project ARO	December 31, 2023	December 31, 2022	December 31, 2021
Discount Rate	4.03%	3.97%	1.90%
Long Term Annual Inflation Rate	2.0%	2.0%	2.3%
Undiscounted Estimated Future Costs	$104.2 mm	$91.6 mm	$85.9 mm

Changes resulting from the reclamation assumptions revision are recognized as a change in the carrying amount of the reclamation liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset (see Note 10).

Nevada North Project (Mountain View and Wildcat) and Red Canyon Property

The provision was calculated using a weighted average risk-free interest rate of 1.72% (December 31, 2022 - 2.0%) and a weighted average inflation rate of 2.5% (December 31, 2022 - 3.0%).

Summary of Obligations

The following table details the changes in the reclamation and remediation liability.

	DeLamar Project	Nevada North Project	Red Canyon Property	Total
Liability balance at December 31, 2021	$41,466,250	$-	$-	$41,466,250
Reclamation spending	(1,084,475)	-	-	(1,084,475)
Accretion expenses	1,013,585	-	-	1,013,585
Reclamation adjustment	(15,864,249)	-	-	(15,864,249)
Liability balance at December 31, 2022	25,531,111	-	-	25,531,111
New reclamation liability (Note 11)	-	87,266	26,282	113,548
Reclamation spending	(1,195,703)	-	-	(1,195,703)
Accretion expenses	1,022,592	3,418	1,029	1,027,039
Reclamation adjustment	16,486	-	-	16,486
Balance at December 31, 2023	$25,374,486	$90,684	$27,311	$25,492,481

	December 31, 2023	December 31, 2022
Current reclamation and remediation liability	$1,056,006	$1,623,564
Non-current reclamation and remediation liability	24,436,475	23,907,547
Total reclamation and remediation liability	$25,492,481	$25,531,111

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

17. RECLAMATION AND REMEDIATION LIABILITIES (continued)

Reclamation Deposits

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations.

The Company's reclamation and remediation bonds as of December 31, 2023 amount to $4.5mm.

Reclamation and Remediation Bonds	December 31, 2023	December 31, 2022
Idaho Department of Lands*	3,431,978	2,918,829
Idaho Department of Environmental Quality*	100,000	100,000
Bureau of Land Management - Idaho State Office*	714,400	631,400
Bureau of Land Management - Nevada State Office*	250,000	-
Arizona State Land Department**	15,000	-
Total	$4,511,378	$3,650,229

*Secured with surety bonds, which are subject to a 2.5% management fee. No cash collateral is required.

**Secured with restricted cash.

18. SHARE CAPITAL

Share Capital

On May 26, 2023, the Company consolidated its common shares on the basis of one (1) new post-consolidation common share for every two and a half (2.5) existing pre-consolidation common share (the "Consolidation"). Proportionate adjustments have been made to the Company's outstanding stock options, restricted share units, and deferred share units. As required by IFRS, all references to share capital, common shares outstanding and per share amounts in these audited consolidated financial statements and the accompanying notes have been restated retrospectively to reflect the Consolidation.

The Company is authorized to issue an unlimited number of common shares without par value. As at December 31, 2023, the number of total issued and outstanding common shares is 68,871,437 (December 31, 2022 - 31,905,476).

Activities during the year ended December 31, 2023

Millennial Acquisition:

The Company acquired all outstanding shares of Millennial on May 4, 2023. In aggregate, 16,872,050 Integra shares were issued to former Millennial shareholders as consideration for their Millennial shares, at a price of $1.35 for a total of $22,697,554 included in the PPA (see Note 11).

Equity Financings:

In connection with the closing of the acquisition of Millennial, 20,000,000 subscription receipts of Integra issued on March 16, 2023 at a price of C$1.75 per subscription receipt were converted into one Integra share for no additional consideration. The gross proceeds amounted to $25.8 million (C$35 million). The Company paid US$~1 million (C$~1.3 million) in brokers' fee and US$~$0.5 million (C$~0.7 million) for various other expenses (mostly legal and filing fees) in connection with the equity financings.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Activities during the year ended December 31, 2023 (continued)

Equity Incentives:

In April 2023, the Company approved a cash redemption of 938 vested RSUs, and as a result, no shares have been issued related to this transaction.

In December 2023, the Company issued 93,911 shares as a result of vesting RSUs.

In December 2023, the Company approved cash redemption of 24,935 vested RSUs, and as a result, no shares have been issued for these RSUs.

Activities during the year ended December 31, 2022

At the Market ("ATM") Sales:

In the first quarter of 2022, the Company sold 171,199 shares under its ATM at an average price of $3.93 for gross proceeds of $0.7 million and paid 2.75% brokers' fee in commission.

In the third quarter of 2022, the Company sold 136,023 shares under its ATM at an average price of $1.65 for gross proceeds of $0.2 million and paid 2.75% brokers' fee in commission.

Equity Financings:

On August 4, 2022, the Company completed a public bought deal of 6,666,667 common shares with a syndicate of underwriters, at an issue price of $1.65 per share for aggregate gross proceeds of $11.0 million. The Company paid $0.4 million in brokers' fee and $0.4 million for various other expenses (mostly legal and filing fees) in connection with this public bought deal.

Equity Incentives

In January 2022, the Company approved a cash redemption of 548 vested RSUs, and as a result, no shares have been issued related to this transaction.

In June 2022, the Company approved a cash redemption of 1,200 vested RSUs, and as a result, no shares have been issued related to this transaction.

In December 2022, the Company issued 63,502 shares as a result of vesting RSUs.

In December 2022, the Company approved cash redemption of 18,998 vested RSUs, and as a result, no shares have been issued for these RSUs.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Activities during the year ended December 31, 2021

ATM Sales

In the first quarter of 2021, the Company sold 16,400 shares under its ATM at an average price of $9.75 for gross proceeds of $0.2 million and paid 2.75% brokers' fee in commission.

In the second quarter of 2021, the Company sold 128,380 shares under its ATM at an average price of $8.25 for gross proceeds of $1.1 million and paid 2.75% brokers' fee in commission.

In the third quarter of 2021, the Company sold 62,000 shares under its ATM at an average price of $7.38 for gross proceeds of $0.5 million and paid 2.75% brokers' fee in commission.

Equity Financings

On September 17, 2021, the Company completed a public bought deal of 2,714,000 common shares with a syndicate of underwriters, at an issue price of $6.38 per share for aggregate gross proceeds of $17.3 million. The Company paid $0.9 million in brokers' fee and $0.4 million for various other expenses (mostly legal and filing fees) in connection with this public bought deal.

Equity Incentives

In February 2021, the Company issued 57,760 common shares related to 57,760 exercised options, for gross proceeds of $0.3 million.

In March 2021, the Company issued 7,778 common shares related to 6,133 exercised options, for gross proceeds of $35,759, and 1,645 vested RSUs.

In May 2021, the Company approved a cash redemption of 822 vested RSUs, and as a result, no shares have been issued related to this transaction.

In June 2021, the Company issued 12,000 common shares related to 12,000 exercised options, for gross proceeds of $52,960.

In July 2021, the Company issued 800 common shares related to 800 exercised options, for gross proceeds of $4,628.

In September 2021, the Company issued 533 common shares related to 533 exercised options, for gross proceeds of $3,042.

In December 2021, the Company issued 25,163 shares as a result of vesting RSUs.

In December 2021, the Company approved cash redemption of 6,598 vested RSUs, and as a result, no shares have been issued for these RSUs.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Equity Incentive Awards

The Company has an equity incentive plan ("the Equity Incentive Plan") whereby the Company's Board of Directors, within its sole discretion, can grant to directors, officers, employees and consultants, stock options to purchase shares of the Company, restricted share units ("RSU") and deferred share units ("DSU") (together the "Awards"). The Equity Incentive Plan provides for the issuance of Awards to acquire up to 10% of the Company's issued and outstanding capital. The Equity Incentive Plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of Awards will increase as the Company's issued and outstanding share capital increases. As at December 31, 2023, the Company had 1,689,467 (December 31, 2022 - 1,225,118) awards available for issuance.

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

In no event will the number of shares that may be issued to any one participant pursuant to Awards under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangement, as applicable) exceed 5% of the Company's issued and outstanding shares from time to time.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Stock Options

A summary of the changes in stock options for the years ended December 31, 2023, 2022, and 2021 is as follows:

	Options	December 31, 2023 Weighted Average Exercise Price	Options	December 31, 2022 Weighted Average Exercise Price	Options	December 31, 2021 Weighted Average Exercise Price
Outstanding at the beginning of year	1,478,773	$5.35	2,037,313	$5.28	1,926,412	$5.20
Granted	2,559,979	1.98	30,100	1.60	196,604	5.78
Exercised	-	-	-	-	(77,226)	4.85
Forfeited/Expired	(738,669)	3.90	(588,640)	4.90	(8,476)	5.93
Outstanding at the end of year	3,300,083	$3.06	1,478,773	$5.35	2,037,313	$5.28

The following table summarizes outstanding stock options as December 31, 2023:

	No. of options outstanding	Weighted average remaining life (Years)	Exercise price	No. of options currently exercisable	Expiration date
	16,000		$4.10	16,000	January 11, 2024**
	20,000		$4.06	20,000	January 16, 2024**
	40,000		$6.18	40,000	September 16, 2024
	544,227		$5.46	544,227	December 17, 2024
	32,000		$3.49	32,000	March 16, 2025
	16,000		$8.33	16,000	October 5, 2025
	114,273		$9.26	114,273	December 15, 2025
	40,000		$8.45	40,000	February 24, 2026
	156,604		$5.10	122,004	December 16, 2026
	30,100		$1.59	10,033	December 15, 2027
	191,904		$1.63	22,002	January 10, 2028
	22,080*		$5.29	22,080	May 4, 2024
	18,400*		$4.00	9,200	May 4, 2024
	239,844*		$4.00	119,922	May 28, 2026
	13,800*		$4.16	13,800	April 5, 2027
	36,800*		$5.29	36,800	January 5, 2027
	164,680*		$5.29	164,680	January 5, 2027
	1,603,371		$1.04	73,570	December 20, 2028
Total	3,300,083	3.49	$3.06	1,416,591

*Replacement options issued in conjunction with the Millennial acquisition (see Note 11).

**These stock options expired subsequent to the year end.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Stock options (continued)

The following table provides additional information about outstanding stock options as December 31, 2022:

	No. of options outstanding	Weighted average remaining life (Years)	Exercise price	No. of options currently exercisable	Expiration date
	36,000		$6.51	36,000	February 1, 2023
	40,000		$5.76	40,000	February 28, 2023
	24,000		$4.21	24,000	August 29, 2023
	16,000		$4.13	16,000	September 10, 2023
	292,560		$3.78	292,560	November 23, 2023
	40,000		$3.74	40,000	December 13, 2023
	16,000		$4.10	16,000	January 11, 2024
	20,000		$4.06	20,000	January 16, 2024
	40,000		$6.18	40,000	September 16, 2024
	548,227		$5.46	548,227	December 17, 2024
	32,000		$3.49	21,334	March 16, 2025
	16,000		$8.47	10,667	September 22, 2025
	16,000		$8.33	10,667	October 5, 2025
	115,282		$9.26	88,522	December 15, 2025
	40,000		$8.45	26,667	February 24, 2026
	156,604		$5.10	69,802	December 16, 2026
	30,100		$1.59	-	December 15, 2027
Total	1,478,773	1.97	$5.35	1,300,446

The following table provides additional information about outstanding stock options as December 31, 2021:

	No. of options outstanding	Weighted average remaining life (Years)	Exercise price	No. of options currently exercisable	Expiration date
	584,640		$4.90	584,640	November 3, 2022
	36,000		$6.51	36,000	February 1, 2023
	40,000		$5.76	40,000	February 28, 2023
	24,000		$4.21	24,000	August 29, 2023
	16,000		$4.13	16,000	September 10, 2023
	292,560		$3.78	292,560	November 23, 2023
	40,000		$3.74	40,000	December 13, 2023
	16,000		$4.10	10,667	January 11, 2024
	20,000		$4.06	13,333	January 16, 2024
	40,000		$6.18	40,000	September 16, 2024
	552,227		$5.46	423,174	December 17, 2024
	32,000		$3.49	10,666	March 16, 2025
	16,000		$8.47	5,333	September 22, 2025
	16,000		$8.33	5,333	October 5, 2025
	115,282		$9.26	50,094	December 15, 2025
	40,000		$8.45	13,333	February 24, 2026
	156,604		$5.10	17,599	December 16, 2026
Total	2,037,313	2.32	$5.28	1,622,732

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Share-based payments - stock options

A summary of the changes in the Company's reserve for share-based payments related to the stock options for the years ended December 31, 2023, 2022, and 2021 is set out below:

	December 31, 2023	December 31, 2022	December 31, 2021
Balance at beginning of year	$5,902,436	$5,470,552	4,767,433
Share-based payments - replacement options	31,888	-	-
Share-based payments - options	253,544	431,884	932,333
Share-based payments - options exercised	-	-	(229,214)
Balance at the end of year	$6,187,868	$5,902,436	5,470,552

Total stock-based compensation expenses related to the stock options included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the year ended December 31, 2023 was $253,544 (December 31, 2022 - $431,884; December 31, 2021 - $932,333).

On December 20, 2023, the Company granted 1,603,371 stock options to its directors, officers, employees and contractors at an exercise price of $1.04 per option, with the expiry date December 20, 2028. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $909,007, to be amortized over the options vesting period.

On May 4, 2023, the Company granted 764,704 replacement stock options to Millennial's employees and consultants (see Note 11), at the price range of $2.40 - $5.29. Of these replacement options, 207,000 expired on the following day and 62,100 expired on August 4, 2023. The share-based payment related to those replacement stock options was calculated as $31,888 and included in the PPA (see Note 11).

On January 10, 2023, the Company granted 191,904 stock options to its directors and officers, at an exercise price of $1.63 per option, with the expiry date January 10, 2028. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $137,900, to be amortized over the options vesting period.

On December 15, 2022, the Company granted 30,100 options to its employees and contractors, at an exercise price of $1.59 per option, with the expiry date December 15, 2027. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $22,366, to be amortized over the options vesting period.

During the year ended December 31, 2021, 77,226 stock options were exercised for total gross proceeds of $376,153, and 8,476 stock options were canceled.

On December 16, 2021, the Company granted 156,604 options to its directors, officers, employees, and contractors, at an exercise price of $5.10 per option, with the expiry date December 16, 2026. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $312,921, to be amortized over the options vesting period.

On February 24, 2021, the Company granted 40,000 options to its new director, at an exercise price of $8.45 per option, with the expiry date February 24, 2026. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $127,797, to be amortized over the options vesting period.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Share-based payments - stock options (continued)

The following assumptions were used for the Black-Scholes valuation of stock options granted during the years ended December 31, 2023, 2022, and 2021:

	December 31, 2023	December 31, 2022	December 31, 2021
Dividend rate	0%	0%	0%
Expected annualized volatility	51.79% - 61.47%	58.07%	51.73% - 51.81%
Risk free interest rate	3.27% - 4.43%	3.08%	0.53% - 1.12%
Expected life of options	1 - 3.5 yr	3.5 yr	3.5 yr
Weighted average of strike price of options granted	$1.98	$0.64	$2.31

Restricted Share Units

Restricted share units are the equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant and vest in equal installments annually over three years. The aggregate maximum number of shares available for issuance from treasury underlying restricted share units under the Equity Incentive Plan is 1,200,000 shares. These units are exercisable into one common share once vested, for no additional consideration. They can be redeemed in cash, at the Company's discretion.

A summary of the changes in restricted share units for the years ended December 31, 2023, 2022, and 2021 is as follows:

	Restricted share units	Weighted average grant date FV
Outstanding, December 31, 2020	143,281	$9.25
Vested - shares issued	(32,270)	$9.25
Vested - cash redemption (no shares issued)	(7,420)	$9.25
Forfeited/Expired	(6,744)	$9.25
Granted	195,542	$5.20
Outstanding, December 31, 2021*	292,389	$7.03
Vested - shares issued	(68,748)	$6.75
Vested - cash redemption (no shares issued)	(20,747)	$6.75
Forfeited/Expired	(12,148)	$5.40
Granted	101,300	$1.60
Outstanding, December 31, 2022**	292,046	$5.60
Vested - shares issued	(110,602)	$5.81
Vested - cash redemption (no shares issued)	(25,873)	$5.81
Forfeited/Expired (unvested)	(48,474)	$2.57
Granted	1,058,022	$1.10
Outstanding, December 31, 2023 ***	1,165,119	$1.35

*Included in the outstanding RSUs are 7,467 vested RSUs for which the settlement has been deferred in 2021.

**Included in the outstanding RSUs are 17,467 vested RSUs for which the settlement has been deferred in 2022 and 7,467 vested RSUs for which settlement has been deferred in 2021.
*** Included in the outstanding RSUs are 10,000 vested RSUs for which the settlement has been deferred in 2022 and 10,000 RSUs for which the settlement has been deferred in 2023.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Share-based payments - restricted share units

A summary of the changes in the Company's reserve for share-based payments related to the restricted share units for the years ended December 31, 2023, 2022, and 2021 is set out below:

	December 31, 2023	December 31, 2022	December 31, 2021
Balance at beginning of year	$898,463	$528,810	$35,020
Share-based payments - RSUs	540,002	871,875	837,858
Share-based payments - RSUs vested	(685,202)	(502,222)	(344,068)
Balance at the end of year	$753,263	$898,463	$528,810

Total stock-based compensation expenses related to the restricted share units included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the year ended December 31, 2023 was $540,002 (December 31, 2022 - $871,875; December 31, 2021 - $837,858).

During the year ended December 31, 2023, a total of 131,541 RSUs vested (including 10,000 RSUs for which the settlement was deferred to future years) and 48,474 RSUs were canceled.

On December 20, 2023, the Company granted 941,898 RSUs to its officers and employees as a long-term incentives grant. The share-based payment related to these units was calculated as $970,044, to be amortized over the unit three-year vesting period.

On January 10, 2023, the Company granted 116,124 RSUs to its officers as a long-term incentives grant. The share-based payment related to these units was calculated as $188,884, to be amortized over the unit three-year vesting period.

During the year ended December 31, 2022, a total of 106,962 RSUs vested (including 17,467 RSUs for which the settlement was deferred to future years) and 12,148 RSUs were canceled.

On December 15, 2022, the Company granted 101,300 RSUs to its employees. The share-based payment related to these units was calculated as $169,318, to be amortized over the unit three-year vesting period.

During the year ended December 31, 2021, a total of 47,157 RSUs vested (including 7,467 RSUs for which the settlement was deferred to future years) and 6,744 RSUs were canceled.

On December 16, 2021, the Company granted 195,542 RSUs to its officers and employees. The share-based payment related to these units was calculated as $1,037,359, to be amortized over the unit three-year vesting period.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Deferred Share Units

Deferred share units are equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant. DSUs granted before Q4 2021 vested immediately. DSUs granted from Q4 2021 onward will vest one year post grant. The aggregate maximum number of shares available for issuance from treasury underlying deferred share units under the Equity Incentive Plan is 1,200,000 shares. These units are exercisable into one common share during the period commencing on the business day immediately following the retirement date and ending on the ninetieth day following the retirement date providing a written redemption notice to the Company, for no additional consideration. In the event a participant resigns or is otherwise no longer an eligible participant during the year, then any grant of DSUs that are intended to cover such year, the participant will only be entitled to a pro-rated DSU payment. These units can be redeemed in cash, at the Company's discretion.

A summary of the changes in deferred share units for the years ended December 31, 2023, 2022, and 2021 is as follows:

	Deferred share units	Weighted average grant date FV	Vested	Not vested
Outstanding, December 31, 2020	35,000	$9.25	35,000	-
Granted	91,267	$5.43	8,607	82,660
Outstanding, December 31, 2021	126,267	$6.53	43,607	82,660
Granted	68,343	$1.80	-	68,343
Vested	-	$5.43	82,660	(82,660)
Outstanding, December 31, 2022	194,610	$4.73	126,267	68,343
Granted	537,865	$1.15	-	537,865
Vested	-	$1.80	68,343	(68,343)
Outstanding, December 31, 2023	732,475	$2.05	194,610	537,865

Share-based payments - deferred share units

A summary of the changes in the Company's reserve for share-based payments related to the deferred share units for the years ended December 31, 2023, 2022, and 2021 is set out below:

	December 31, 2023	December 31, 2022	December 31, 2021
Balance at beginning of year	$838,869	$400,117	$307,223
Share-based payments - DSUs	304,304	438,752	92,894
Balance at the end of year	$1,143,173	$838,869	$400,117

Total stock-based compensation expenses related to the deferred share units included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the year ended December 31, 2023 was $304,304 (December 31, 2022 - $438,752; December 31, 2021 - $92,894).

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Share-based payments - deferred share units (continued)

In the current year ended December 31, 2023, the Company issued 74,865 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. The Company also granted 99,000 DSUs in January 2023 as a long-term incentives grant for the fiscal year 2022 and 364,000 DSUs in December 2023 as a long-term incentives grant for the fiscal year 2023. These DSUs will vest 12 months post grant. The share-based payment related to these DSUs was calculated as $616,750, to be amortized over 12 months.

In the year ended December 31, 2022, the Company issued 68,343 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. These DSUs will vest 12 months post grant. The share-based payment related to these DSUs was calculated as $123,774, to be amortized over 12 months.

In the year ended December 31, 2021, the Company issued 12,067 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of each quarter. DSUs granted in the previous periods vested in full at the grant date. DSUs granted in December 2021 will vest 12 months post grant. The share-based payment related to these DSUs was calculated as $75,086, to be amortized over 12 months.

On December 16, 2021, the Company granted 79,200 DSUs to its directors, and these units will vest in 12 months. The total share-based payment related to these DSUs was calculated as $420,159, to be amortized over 12 months.

Share-based payments - summary

A summary of the changes in the Company's reserve for all share-based payment arrangements for the years ended December 31, 2023, 2022, and 2021 is set out below:

	December 31, 2023	December 31, 2022	December 31, 2021
Balance at beginning of year	$7,639,768	$6,399,479	$3,415,790
Share-based payments - replacement options	31,888	-	-
Share-based payments - options	253,544	431,884	932,333
Share-based payments - RSUs	540,002	871,875	837,858
Share-based payments - DSUs	304,304	438,752	92,894
Options exercised	-	-	(229,214)
RSUs vested	(685,202)	(502,222)	(344,068)
Balance at the end of year	$8,084,304	$7,639,768	$6,399,479

Total stock-based compensation expenses related to the stock options, RSUs, and DSUs included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the year ended December 31, 2023 was $1,097,850 (December 31, 2022 - $1,742,511; December 31, 2021 - $1,863,085).

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Warrant reserve

The Company assumed 21,903,504 warrants as a result of the Millennial acquisition (see Note 11). Each warrant can be exercised for 0.092 Integra shares. As a result, a maximum of 2,015,122 Integra shares would be issuable upon exercise of the warrants.

The following warrants were outstanding as at December 31, 2023:

Number and type of warrants outstanding		Issue date	Expiry Date	Exercise price
Warrants	20,092,415	June 16, 2022	June 16, 2024	C$1.38
Broker Warrants	1,811,089	June 16, 2022	June 16, 2024	C$1.00
	21,903,504			C$1.34

The Company issued warrants subsequent to year-end. Please see subsequent events (Note 21)

A summary of the changes in the Company's reserve related to the warrants for the years ended December 31, 2023 and 2022 is set out below:

	December 31, 2023	December 31, 2022
Balance at beginning of year	$724,874	$724,874
Share-based payments - warrants (merger)	44,630	-
Balance at the end of year	$769,504	$724,874

19. CURRENT AND DEFERRED TAX

The Company reported current and deferred tax expense of $Nil during the year ended December 31, 2023 in the consolidated statements of operations and comprehensive loss.

The income tax expense differs from that computed by applying the applicable Canadian federal and provincial statutory rates before taxes as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Income/(loss) before income taxes	$(29,016,269)	$(19,807,021)	$(32,933,645)
Applicable statutory rate	27.00%	27.00%	27.00%
Income tax expense at statutory rate	(7,834,393)	(5,347,895)	(8,892,084)
Increase/(decrease) attributable to:
Change in deferred tax assets not recognized	7,178,704	4,575,777	7,754,853
Change in tax rate	-	127,884	478,929
Rate differential due to foreign operation	340,612	193,084	145,053
Share-based compensation	296,420	470,478	503,033
Non-deductible items	18,657	(19,328)	10,216
Income tax expense	$-	$-	$-
Effective tax rate	0%	0%	0%

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

19. CURRENT AND DEFERRED TAX (continued)

In the consolidated statements of financial position, deferred tax assets and liabilities have been offset where they relate to income taxes within the same taxation jurisdiction and where the Company has the legal right and intent to offset. The composition of deferred tax assets (liabilities) recognized in the consolidated statements of financial position is as follows:

	December 31, 2023	December 31, 2022
Exploration and evaluation assets	$(688,485)	$(43,780)
Mine development	770,052	-
Non-capital losses	612,907	962,254
Right-of-use assets	(206,553)	(219,198)
Convertible debt facility - liability component	(333,557)	(485,744)
Unrealized foreign exchange gains	(163,334)	(316,644)
Other	8,970	103,112
Total	$-	$-

Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets such that they have not been recognized. The tax benefits not recognized reflect management's assessment regarding the future realization of Canadian and foreign tax assets and estimates of future earnings and taxable income in these jurisdictions as of December 31, 2023.

The amounts of deductible temporary differences and unused tax losses for which the Company has not recognized a deferred tax asset in the consolidated statements of financial position are as follows:

	December 31, 2023	December 31, 2022
Exploration and evaluation assets	$38,433,647	$19,017,262
Non-capital losses	90,815,346	53,311,766
Share-issuance costs	2,801,602	2,903,829
Reclamation and remediation liability	25,492,480	25,531,109
Finance leases	1,193,654	708,798
Unrealized foreign exchange losses	1,696,790	1,779,123
Charitable contributions	55,638	22,583
Accrued expenses	8,273	-
Convertible debt facility - derivative component	556,639	1,503,854
Total temporary differences and losses for which no deferred tax asset is recognized	$161,054,519	$104,778,324

As of December 31, 2023, and included in the above table, the Company and its subsidiaries had available Canadian non-capital loss carry forwards of approximately $35,855,033 (CAD$47,421,866) which expire between the years 2027 and 2043 for which no deferred tax asset has been recognized and U.S. net operating loss carry forwards of approximately $886,475 which expire in 2037 and approximately $54,073,838 without expiration for which no deferred tax asset has been recognized.

Integra Resources Corp.
Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

20. NET LOSS PER SHARE

	December 31, 2023	December 31, 2022	December 31, 2021
Net loss for the year	$(29,016,269)	$(19,807,021)	$(32,933,645)
Basic weighted average numbers of share outstanding (000's)	56,355	27,800	22,813
Diluted weighted average numbers of shares outstanding (000's)	56,355	27,800	22,813
Loss per share:
Basic	$(0.52)	$(0.71)	$(1.45)
Diluted*	$(0.52)	$(0.71)	$(1.45)

*Basic loss per share is computed by dividing net loss (the numerator) by the weighted average number of outstanding common shares for the period (the denominator). Options, RSUs, and DSUs outstanding have been excluded from computing diluted loss per share because they are anti-dilutive or not in the money.

21. SUBSEQUENT EVENTS

  On February 21, 2024, the Company announced that through its wholly-owned subsidiary, DeLamar Mining Company, it has entered into a binding agreement with Wheaton Precious Metals (Cayman) Co., a wholly-owned subsidiary of Wheaton Precious Metals Corp. ("Wheaton"), pursuant to which Wheaton will acquire a 1.5% net smelter returns royalty on metal production from all claims of the DeLamar and Florida Mountain Deposit for an aggregate cash purchase price of US$9.75 million, to be paid in two installments. The first instalment of US$4.875 million was received by Integra on March 7, 2024. The second installment of US$4.875 million is expected to be received by Integra four months from the date of the first installment.
  Integra completed on March 8, 2024, the acquisition of seventeen patented claims in the Rich Gulch area of the DeLamar Project. Under the terms of the purchase agreement, the Company acquired all of the interests in exchange for US$2.1 million, which was satisfied through the issuance of 2,959,769 common shares in the capital of the Company. The shares issued are subject to trading restrictions.
  The Company completed on March 13, 2024 a bought deal public offering, pursuant to which the Company issued a total of 16,611,750 units at a price of C$0.90 per unit for aggregate gross proceeds of C$15 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of C$1.20 for a period of 36 months from the closing of the offering.

