Form 40-F
period 2024-12-31
Integra Resources Corp.
filed 2025-03-26
CIK 1722387

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024	Commission File Number 001-39372

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

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2024:

168,707,653 Common Shares, no par value

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.              ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

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

Forward-looking statements relate, but are not limited, to: the future financial or operating performance of the Company and the Wildcat and Mountain View deposits (the "Nevada North Project"), the Florida Mountain and DeLamar deposits (the "DeLamar Project") and the Florida Canyon mine (the "Florida Canyon Mine" and together with the Nevada North Project and the DeLamar Project, the "Projects"); benefits from the acquisition of Florida Canyon Gold Inc. including, but not limited to, goals, synergies, opportunities, profile, project and production optimization, potential production of the Florida Canyon Mine and extension of mine life at the Florida Canyon Mine; expectations with respect to future cash flows from operations, net debt and financial results benefits results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Projects, including cash flows, revenue potential, staged development, capital and operating expenditures, development costs and timing thereof, extraction rates, production, life of mine projections and cost estimates; magnitude or quality of mineral deposits; anticipated advancement of the mine plans for the Projects, as applicable; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates, including prospective use of the Albion Process; anticipated advancement of the Projects and future exploration prospects; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the Projects; future growth potential of the Projects; and future development plans. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: expected synergies from acquisition of Florida Canyon; the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that render the Projects economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled "The Business - Risk Factors" in the Annual Information Form of the Registrant for the year ended December 31, 2024 (the "AIF"), attached as Exhibit 99.1 to this Annual Report, for additional risk factors that could cause results to differ materially from forward-looking statements.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2024 based upon the daily exchange rate as quoted by the Bank of Canada was Cdn.$1.00 = U.S.$0.6950.

ANNUAL INFORMATION FORM

The Registrant's Annual Information Form for the fiscal year ended December 31, 2024 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Registrant for the years ended December 31, 2024 and 2023, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Registrant's Management's Discussion and Analysis (the "MD&A") dated March 26, 2025 for the year ended December 31, 2024, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

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

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate "internal control over financial reporting" (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Company's management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company's internal controls over financial reporting using framework and criteria established in Internal Control - Integrated Framework, issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that internal controls over financial reporting were effective as at December 31, 2024.

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

The Company's Nomination and Corporate Governance Committee is comprised of Ian Atkinson (Chair), Timo Jauristo and Anna Ladd-Kruger, all of whom are independent based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide.

Compensation Committee

Compensation of the Company's CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Compensation Committee is comprised of Timo Jauristo (Chair), Anna Ladd-Kruger and Ian Atkinson, all of whom are independent based on the criteria for independence prescribed by Sections 803A and 805(c)(1) of the NYSE American LLC Company Guide.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company's Audit Committee is comprised of Anna Ladd-Kruger (Chair), Ian Atkinson and Janet Yang, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Section 803A of the NYSE American LLC Company Guide.

The Board of Directors has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Audit Committee Financial Expert

The Board of Directors has determined that Anna Ladd-Kruger and Janet Yang qualify as financial experts (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act), are financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the NYSE American LLC Company Guide, and are independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American LLC Company Guide).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, including without limitation for purposes of section 11 of the Securities Act of 1933, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. There were no non-audit services performed by the Company's auditor for the fiscal year ended December 31, 2024. Accordingly, no non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. The information provided under the headings "Directors and Officers - Audit Committee - Pre-Approval Policies and Procedures for Non-audit Services" contained in the AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein.

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

The Company amended the Code on December 31, 2024. The amendments to the Code made during the fiscal year ended December 31, 2024 were not material in nature. An amended copy of the Code is available on the Company's website at www.integraresources.com.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2024, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

NOTICES PURSUANT TO REGULATION BLACKOUT TRADING RESTRICTION

There were no notices required by Rule 104 of Regulation Blackout Trading Restriction ("Regulation BTR") that the Company sent during the year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 ("Mine Act"). This required information is filed as Exhibit 99.5 to this Annual Report.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Company has adopted a compensation recovery policy effective October 2, 2023 (referred to as the "Incentive Compensation Recovery Policy") as required by NYSE American listing rules and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Recovery Policy is filed as Exhibit 97.1 to this Form 40-F. At no time during or after the fiscal year ended December 31, 2024 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Recovery Policy and, as of December 31, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Recovery Policy to a prior restatement.

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

Shareholder Meeting Quorum Requirement: The NYSE American minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE American is required to state its quorum requirement in its bylaws. The Company's quorum requirement as set forth in its Articles of Incorporation are two shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting and are present in person or represented by proxy.

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

DATED this 26th day of March, 2025.

INTEGRA RESOURCES CORP.

By:	/s/ Andrée St-Germain
Name: Andrée St-Germain
Title: Chief Financial Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description

97.1	Compensation Recovery Policy

99.1	Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024

99.2	Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023

99.3	Management's Discussion and Analysis dated March 26, 2025 for the year ended December 31, 2024

99.4	Mine Safety Disclosure

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of MNP LLP

99.10	Consent of Raphael Dutaut

99.11	Consent of Todd Harvey

99.12	Consent of Terre Lane

99.13	Consent of Hamid Samari

99.14	Consent of Larry Breckenridge

99.15	Consent of Global Resource Engineering Ltd.

99.16	Consent of Thomas L. Dyer

99.17	Consent of Jeffrey Bickel

99.18	Consent of Jay Nopola

99.19	Consent of Jack McPartland

99.20	Consent of Matthew Sletten

99.21	Consent of Benjamin Bermudez

99.22	Consent of John D. Welsh

99.23	Consent of John F. Gardner

99.24	Consent of Michael Botz

99.25	Consent of RESPEC Company LLC

99.26	Consent of McClelland Laboratories, Inc.

99.27	Consent of William J. Lewis

99.28	Consent of Richard Gowans

99.29	Consent of Christopher Jacobs

99.30	Consent of Andrew Hanson

99.31	Consent of Deepak Malhotra

99.32	Consent of Ralston Pedersen

99.33	Consent of Micon International Limited

99.34	Consent of William J. Lewis

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)