Form 40-F
period 2025-12-31
Integra Resources Corp.
filed 2026-03-25
CIK 1722387

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025Commission File Number 001-39372
INTEGRA RESOURCES CORP.
(Exact name of Registrant as specified in its charter)
British Columbia
(Province or other jurisdiction of incorporation or organization)
1040
(Primary Standard Industrial Classification Code Number (if applicable))
98-1431670
(I.R.S. Employer Identification Number (if applicable))
1050-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(604) 416-0576
(Address and telephone number of Registrant’s principal executive offices)
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
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025:
182,070,050 Common Shares, no par value
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
Emerging growth company  ☐
If an emerging growth company that prepares is financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards
Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b))
by the registered public accounting firm that prepared or issued its audit report.☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-
based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐

EXPLANATORY NOTE
Integra Resources Corp. (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this
“Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange
Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States.
The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the
Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a),
14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report, including any documents incorporated by reference herein contains “forward-looking statements” or “forward-looking information” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition.
Forward-looking statements relate, but are not limited, to: the planned exploration, development and mining activities and expenditures of the Company, including estimated production, cash costs, all-in sustaining costs and capital expenditures; the estimation, realization and growth of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Company's projects; magnitude or quality of mineral deposits; anticipated advancement, timing and results of permitting for the Company's projects; benefits of non-GAAP measures; anticipated advancement of the Company's projects and future exploration prospects; the future price of metals; government regulation of mining operations; environmental risks; relationships with local communities; and future growth potential of the Company's projects. Forward-looking statements are often identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, ‘believe”, “expect”, “intend”,
“potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions.
Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's abilities to complete its planned exploration and development programs; the absence of adverse conditions at the Company's projects; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates;
changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals;
possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs;
geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-
looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This list in not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions and have attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “The Business – Risk Factors” in the Annual Information Form of the
Registrant for the year ended December 31, 2025 (the “AIF”), attached as Exhibit 99.1 to this Annual Report, for additional risk factors that could cause results to differ materially from forward-looking statements.
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
NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN
REPORTING PRACTICES
The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in accordance with IFRS
Accounting Standards, as issued by the International Accounting Standards Board and they are not comparable to financial statements of United States companies.
RESOURCE AND RESERVE ESTIMATES
The exhibits incorporated by reference into this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Such exhibits include mineral reserves and mineral resources classification terms are made in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI
43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC applicable to domestic United States reporting companies. Accordingly, information incorporated into this Annual Report that describes the Company's mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the
SEC’s reporting and disclosure requirements.
CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2025 based upon the daily exchange rate as quoted by the Bank of Canada was Cdn.$1.00 = U.S.$0.7296.
ANNUAL INFORMATION FORM
The Registrant’s Annual Information Form for the fiscal year ended December 31, 2025 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS
The audited consolidated financial statements of the Registrant for the years ended December 31, 2025 and 2024, including the reports of the independent auditors thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Registrant’s Management’s Discussion and Analysis (the “MD&A”) dated March 24, 2026 for the year ended
December 31, 2025, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.
TAX MATTERS
Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the
United States and Canada that are not described in this Annual Report.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the
effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and
(ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Annual Report on Internal Control over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate “internal control over financial reporting” (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Company’s
management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting using framework and criteria established in Internal Control - Integrated
Framework, issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission. Based on
that evaluation, management concluded that internal controls over financial reporting were effective as at December
31, 2025.
Management of the Company believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherited limitations. Due to those limitations
(resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity’s control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by BDO
Canada LLP, an independent registered public accounting firm, as stated in its report which is filed as Exhibit 99.2 and is incorporated by reference in this Annual Report.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
CORPORATE GOVERNANCE
The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s corporate governance and has a separately designated standing a Nomination and Corporate Governance Committee, a
Compensation Committee, an Audit Committee, a Technical and Safety Committee, and an Environment, Social,
Governance Committee. The Board of Directors has determined that all of the members of the Nomination and
Corporate Governance Committee, the Compensation Committee and the Audit Committee are independent, based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide.
Nomination and Corporate Governance Committee
The Nomination and Corporate Governance Committee is responsible for, among other things:
•developing, recommending to the Board of Directors and maintaining corporate governance principles applicable to the Company;
•identifying and recommending qualified individuals for nomination to the Board of Directors;
•arranging for evaluations of the Board of Directors; and
•addressing any related matters required by applicable law.
The Company’s Nomination and Corporate Governance Committee is comprised of Ian Atkinson (Chair), Timo
Jauristo and Anna Ladd-Kruger, all of whom are independent based on the criteria for independence prescribed by
Section 803A of the NYSE American LLC Company Guide.
Compensation Committee
Compensation of the Company’s CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Compensation Committee is comprised of Timo Jauristo
(Chair), Anna Ladd-Kruger and Ian Atkinson, all of whom are independent based on the criteria for independence prescribed by Sections 803A and 805(c)(1) of the NYSE American LLC Company Guide.
AUDIT COMMITTEE
The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the
Company’s Audit Committee is comprised of Anna Ladd-Kruger (Chair), Ian Atkinson and Janet Yang, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Section
803A of the NYSE American LLC Company Guide.

The Board of Directors has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
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
The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, including without limitation for purposes of section 11 of the
Securities Act of 1933, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR
The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Non-
audit services performed by the Company’s auditor for the fiscal year ended December 31, 2025 related to tax consulting related to the reorganization of the Company's subsidiaries was pre-approved by the Audit Committee.
Accordingly, no non-audit services were approved pursuant to the de minimis exemption to the pre-
approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. The information provided under the headings “Directors and Officers – Audit Committee – Pre-Approval Policies and Procedures for Non-audit
Services” contained in the AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the headings “Directors and Officers – Audit Committee – External Auditor Service
Fees” contained in the AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein. The Company’s
Independent Registered Public Accounting Firm is BDO Canada LLP, located in Vancouver, British Columbia,
PCAOB ID#01227.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
CODE OF ETHICS
The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Company (the “Code”). The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F.

No amendments were made to the Code during the fiscal year ended December 31, 2025. A copy of the Code is available on the Company’s website at www.integraresources.com.
All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2025, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.
NOTICES PURSUANT TO REGULATION BLACKOUT TRADING RESTRICTION
There were no notices required by Rule 104 of Regulation Blackout Trading Restriction (“Regulation BTR”) that the Company sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
MINE SAFETY DISCLOSURE
Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-
Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the
United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine
Safety and Health Act of 1977 (“Mine Act”). This required information is filed as Exhibit 99.5 to this Annual
Report.
RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION
The Company has adopted a compensation recovery policy effective October 2, 2023 (referred to as the “Incentive
Compensation Recovery Policy”) as required by NYSE American listing rules and pursuant to Rule 10D-1 of the
Exchange Act. The Incentive Compensation Recovery Policy is filed as Exhibit 97.1 to this Form 40-F. At no time during or after the fiscal year ended December 31, 2025 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Recovery Policy and, as of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Recovery
Policy to a prior restatement.
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
CONSENT TO SERVICE OF PROCESS
The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
DATED this 24th day of March, 2026.

INTEGRA RESOURCES CORP.

By:	/s/ Andrée St-Germain
Name: Andrée St-Germain
Title: Chief Financial Officer

EXHIBIT INDEX
The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description
97.1	Compensation Recovery Policy
99.1	Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024
99.3	Management’s Discussion and Analysis dated March 24, 2026 for the year ended December 31, 2025
99.4	Mine Safety Disclosure
99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Consent of BDO Canada LLP
99.10	Consent of MNP LLP
99.11	Consent of James Frost
99.12	Consent of Todd Harvey
99.13	Consent of Terre Lane
99.14	Consent of Hamid Samari
99.15	Consent of Larry Breckenridge
99.16	Consent of Global Resource Engineering Ltd.
99.17	Consent of Barry Carlson
99.18	Consent of Deepak Malhotra
99.19	Consent of Jeffrey Bickel
99.20	Consent of Sterling (Keith) Watson
99.21	Consent of Jay Nopola
99.22	Consent of William J. Lewis
99.23	Consent of Richard Gowans
99.24	Consent of Christopher Jacobs
99.25	Consent of Andrew Hanson
99.26	Consent of Deepak Malhotra
99.27	Consent of Ralston Pedersen
99.28	Consent of Micon International Limited
99.29	Consent of RESPEC Company LLC
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Exhibit 99.4
MINE SAFETY DISCLOSURE
The Company is committed to the health and safety of its employees and to providing an incident free workplace. The Company has one operating mine, the Florida Canyon Mine, located in Nevada, United States. The Florida Canyon Mine is subject to MSHA regulation under the Mine Act. MSHA inspects our mining operations on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act.
Under the Dodd-Frank Act, each operator of a U.S. coal or other mine is required to include certain mine safety results within its periodic reports filed with the SEC. As required by the reporting requirements included in §1503(a) of the Dodd-Frank Act and Item
104 of Regulation S-K (17 CFR 229.104), we present the following items regarding certain mining safety and health matters, for the year ended December 31, 2025, for the Florida Canyon Mine.
The table that follows reflects citations and orders issued to us by MSHA during the year ended December 31, 2025.  The table does not reflect orders or citations issued to independent contractors working at the Florida Canyon Mine. During the year ended December
31, 2025, the Florida Canyon Mine has not received written notice from MSHA of a pattern of violations or the potential to have such a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety standards under section 104(e) of the Mine Act.

MSHA Mine ID No.	Mine Name	Section 104 S&S Citations(1)	Section 104(b) Orders(2)	Section 104(d) Citations and Orders(3)	Section 110(b)(2) Violations(4)	Section 107(a) Orders(5)	Total Dollar Value of MSHA Assessments Proposed(6)	Total Number of Mining Related Fatalities(7)
2601947	Florida Canyon Mine	1	0	0	0	0	$1,242	0
	Total	1	0	0	0	0	$1,242	0
Notes:
(1)The total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the Mine Act (30 U.S.C. 814) for which the operator received a citation from MSHA.
(2)The total number of orders issued under section 104(b) of the Mine Act (30 U.S.C. 814(b)).
(3)The total number of citations and orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section
104(d) of the Mine Act (30 U.S.C. 814(d)).
(4)The total number of flagrant violations under section 110(b)(2) of the Mine Act.
(5)The total number of imminent danger orders issued under section 107(a) of the Mine Act (30 U.S.C. 817(a)).
(6)The total dollar value of proposed assessments from MSHA under the Mine Act (30 U.S.C. 801 et seq.).
(7)The total number of mining-related fatalities.
The table below presents legal actions pending before the Federal Mine Safety and Health Review Commission (the “Commission”)
for the Florida Canyon Mine as of December 31, 2025, together with the number of legal actions initiated and the number of legal actions resolved during the year ended December 31, 2025.

MSHA Mine ID No.	Mine Name	Contests of Citations and Orders (Subpart B)	Contests of Proposed Penalties (Subpart C)	Complaints for Compensation (Subpart D)	Complaints of Discharge, Discrimination or Interference (Subpart E)	Applications of Temporary Relief (Subpart F)	Appeals of Judges’ Decisions or Orders (Subpart H)	Legal Actions Initiated During the Year	Legal Actions Resolved During the Year
2601947	Florida Canyon Mine	0	0	0	0	0	0	0	0
	Total	0	0	0	0	0	0	0	0

Exhibit 99.5
CERTIFICATION
I, George Salamis, certify that:
1.I have reviewed this annual report on Form 40-F of Integra Resources Corp.;
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;
4.The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in
Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:
a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b)Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c)Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d)Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and
5.The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):
a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and
b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.
Date: March 24, 2026By:   /s/ George Salamis
George Salamis
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 99.6
CERTIFICATION
I, Andrée St-Germain, certify that:
1.I have reviewed this annual report on Form 40-F of Integra Resources Corp.;
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;
4.The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in
Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:
a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b)Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c)Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d)Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and
5.The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):
a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and
b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.
Date: March 24, 2026By:   /s/ Andrée St-Germain
Andrée St-Germain
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 99.7
CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Integra Resources Corp. (the “Company”) on Form 40-F for the period ended
December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, George Salamis,
President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002, that:
(1)The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
March 24, 2026  /s/ George Salamis
George Salamis
President and Chief Executive Officer
(Principal Executive Officer)
A signed original of this written statement required by Section 906 has been provided to Integra Resources Corp. and will be retained by Integra Resources Corp. and furnished to the Securities and Exchange Commission or its staff upon request.
Exhibit 99.8
CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Integra Resources Corp. (the “Company”) on Form 40-F for the
period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the
“Report”), I, Andrée St-Germain, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange
Act of 1934; and
(2)The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
March 24, 2026  /s/ Andrée St-Germain
Andrée St-Germain
Chief Financial Officer
(Principal Financial and Accounting Officer)
A signed original of this written statement required by Section 906 has been provided to Integra Resources
Corp. and will be retained by Integra Resources Corp. and furnished to the Securities and Exchange Commission or its staff upon request.